EXHIBIT 99.1

exeter
RESOURCE CORPORATION

Exeter Resource Corporation
Caspiche Project

Copiapó, Chile
NI 43-101 Technical Report
on
Pre-feasibility Study

Submitted by:
Graham Holmes, P. Eng.
Alex Duggan, BSc., M. Sc. P. Eng.
Carlos Guzmán, Mining Eng., MAusIMM
David Coupland, BSc., CSFC, MAusIMM
John Wells, BSc, MBA, FSAIMM
Louis Nguyen, P. Eng.

Effective Date: January 16th, 2012
Project number: C 580

AkerSolutions
part of Aker

CERTIFICATE OF QUALIFIED PERSON

Graham Holmes
Jacobs
1920 Yonge  Street, Suite 301 South
Toronto, Ontario M4S 3E2, Canada
 Telephone: (416) 343-9204
Fax: (416) 343-9300 fax
Graham.Holmes@jacobs.com

I, Graham Holmes do hereby certify that:

1.	I am a Minerals Processing Engineer. My address is, Suite 301 S 1920 Yonge St., Toronto, ON, Canada, M4S 3E2.
2.	This certificate applies to the Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012.
3.	I graduated with a Bachelor of Science Degree in Minerals engineering from the Royal School of Mines, University of London, U.K., in 1966.
4.	I am a life member of CIMM and a Professional Engineer registered in Ontario.
5.
I have worked continuously for 45 years in the mining industry since my graduation from University. I have held senior positions with operating companies as well as for Engineering and Consulting companies. I have worked with many minerals, but in particular in the areas of gold and copper. For the past 12 years most of my experience has been on large copper and gold operations and projects in South America, particularly in Chile, Peru and Brasil.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I most recently personally inspected the Caspiche Property on October 29th, 2011.
8.
I am responsible for the preparation of Items 1.4, 1.5, 2, 3, 13, 17, 25, 26.1, 26.3 of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 16th, 2012.

9.	I am independent of Exeter Resource Corporation as described in section 1.5 of NI 43-101.
10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
11.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this at Toronto on January 16th, 2012

Signed and Sealed Graham Holmes
BSc, ARSM, P. Eng
Process Engineering Specialist

CERTIFICATE OF QUALIFIED PERSON

Alex Duggan
Jacobs
1920 Yonge  Street, Suite 301 South
Toronto, Ontario M4S 3E2, Canada
 Telephone: (416) 343-9204
Fax: (416) 343-9300 fax
Alex.Duggan@jacobs.com

I, Alex Duggan do hereby certify that:

1.	I am I have been retained by Aker Solutions Canada Inc., Davisville Centre, as a Manager Estimating. My address is Suite 301 South, 1920 Yonge Street, Toronto Ontario, Canada, M4S 3E2.
2.	This certificate applies to the Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012.
3.
I graduated with a Bachelor of Science Degree in Civil Engineering from the University of Aston, Birmingham, U.K., in 1982. In addition, I have obtained a M.Sc in Planning from the University of Salford, U.K. in 1984.

4.	I am a current Member of the Professional Engineers Ontario.
5.	I have worked as an Estimator in the mining and heavy industries for 25 years.
6.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I most recently personally inspected the Caspiche Property on October 29th, 2011.
8.
I am responsible for the preparation of Items 21, 22 and 24, and portion of Items 1 and 25 that are directly relevant to those items I am fully responsible for of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 16th, 2012.

9.	I am independent of Exeter Resource Corporation as described in section 1.5 of NI 43-101.
10.	I have had no prior involvement with the Caspiche Project.
11.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
12.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this at Toronto Canada on January 16th, 2012

Signed and Sealed Alex Duggan
B.Sc., Civil Engineer; M.Sc., Planning
Manager, Estimating at Aker Solutions Canada Inc.
Member of Professional Engineers Toronto

CERTIFICATE OF QUALIFIED PERSON

Carlos Guzmán
NCL
General del Canto 235
Providencia, Santiago, Chile
 Telephone: (562) 651-0800
Fax: (562) 651-0890
cguzman@ncl.cl

I, Carlos Guzmán do hereby certify that:

1.	I am Principal and Project Director with the firm NCL Ingeniería y Construcción Ltda., Santiago, Chile. My address is General del Canto 235, Providencia, Santiago Chile.
2.	This certificate applies to the Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012.
3.	I am a practicing Mining Engineer and a member of the Australasian Institute of Mining and Metallurgy (AusIMM, N° 229036); and a Registered Member of the Chilean Mining Commission.
4.	I am a Graduate of the Universidad de Chile and hold a Mining Engineer title (1995).
5.	I have practiced my profession continuously since 1995.
6.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I have personally visited the Caspiche property during April 12 th, 2011
8.
I am fully responsible for the preparation of Items 1.3, 15, 16 and 20 and part of items 21, 22, 25 and 26 that are directly relevant to those items I am fully responsible for of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 16th, 2012.

9.	I am independent of Exeter Resource Corporation as described in section 1.5 of NI 43-101.
10.
I do not have nor do I expect to receive a direct or indirect interest in the Caspiche property of Exeter Resource Corporation, and I do not beneficially own, directly or indirectly, any securities of Exeter Resource Corporation or any associate or affiliate of such company of Exeter Resource Corporation or any associate or affiliate of such company.

11.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with the Instrument and Form.
12.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this at Toronto on January 16th, 2012

Signed Carlos Guzmán
Mining Engineer, MausIMM (229036)
Registered Member of the Chilean Mining Commission
Principal / Project Director, NCL Ltda.

CERTIFICATE OF QUALIFIED PERSON

David Ted Coupland
Director - Geological Consulting, Principal Geostatistician
Level 4, 1111 Hay Street, West Perth 6005 Western Australia
phone: +61 (08) 9442 2111
fax: +61 (08) 9442 2110

I, David (Ted) Coupland do hereby certify that:

1.	I am a Director and Principal Geostatistician of Cube Consulting Pty Ltd. My address is Level 4, 1111 Hay Street, West Perth 6005.
2.	This certificate applies to the Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16, 2012.
3.
I graduated with a Bachelor of Science Degree (Geology) from the University of New England, Australia in 1987. In addition, I have obtained a Post Graduate Diploma in Mineral Economics from Macquarie University, Australia in 1995 and a Post Graduate Diploma in Applied Finance and Investment from the Securities Institute of Australia in 1997. I have completed a Post Graduate Specialisation in Geostatistics (CFSG) from the Paris School of Mines, Fontainebleau, France in 2007.

4.
I am a current Member of the Australian Institute of Mining and Metallurgy (AusIMM No. 109925). I am a holder of AusIMM Chartered Professional (CP) accreditation in the discipline of Geology. I am also a member of the Mineral Industry Consultants Association (MICA).

5.	I have worked as a geologist continuously for 24 years since my graduation from University. I specialize in mineral resource estimation and mine geology.
6.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I most recently personally inspected the Caspiche Property on September 21st, 2011.
8.
I am fully responsible for the preparation of Sections 4 to 12 inclusive, 14, 23 and 27, and portions of Items 1 and 25 that are relevant to those items of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 16, 2012.

9.	I am independent of Exeter Resource Corporation as described in section 1.5 of NI 43-101.
10.	I have had no prior involvement with the Caspiche Project.
11.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
12.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th Day of January 2012

Signed David (Ted) Coupland
BSc DipGeoSc CFSG ASIA MAusIMM(CP) MMICA
Director – Geological Consulting - Principal Geostatistician

CERTIFICATE OF QUALIFIED PERSON

John Wells
Metallurgical Consultant
7445 Fleming Road
Vernon, BC, Canada, V1H 1C1
Telephone: (250) 549-7443
Fax: (250) 549-7403
jawnetc@telus.net

I, John Wells do hereby certify that:

1.	I am a Minerals Engineering Consultant. My address is 7445 Fleming Road, Vernon, BC, Canada, V1H 1C1.
2.	This certificate applies to the Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012.
3.	I graduated with a Bachelor of Science Degree in Minerals engineering from the University of London, U.K., 1967. In addition, I have obtained a MBA from University of Sheffield, U.K., 1971.
4.	I am a current Fellow Member of the South African of Mining and Metallurgy (FSAIMM).
5.
I have worked continuously for 44 years in the mining industry since my graduation from University. I have held senior positions with operating companies as well as for Engineering and Consulting companies. I have worked with many minerals, but in particular in the areas of gold and copper. In the past 15 years most of my experience has been with large copper and gold operations in South America, in particularly Chile.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I most recently personally inspected the Caspiche Property on January 12th, 2011.
8.
I am fully responsible for the preparation of Item 19 and part of Item 20 that are directly relevant to those items I am fully responsible for of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 16th, 2012.

9.	I am independent of Exeter Resource Corporation as described in section 1.5 of NI 43-101.
10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
11.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this on January 16th, 2012

Signed John Wells
BSc, MBA, FSAIMM
Metallurgical Consultant

CERTIFICATE OF QUALIFIED PERSON

Louis Nguyen, Manager of Engineering, BSc EE, ME, P.Eng.
Jacobs Minerals Canada Inc.
1920 Yonge Street, Suite 301, Toronto, Ontario
Canada, M4S 3E2,
Telephone: (416) 343-9267
Fax: (416) 343-9300
louis.nguyen@jacobs.com

I, Louis Nguyen do hereby certify that:

1.	I am a Manager of Engineering for Jacobs Minerals Canada Inc., located at 1920 Yonge Street, Suite 301, Toronto, Ontario, Canada, M4S 3E2.
2.	This certificate applies to the Technical Report titled "Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation", effective January 16th, 2012.
3.
I graduated with a Bachelor of Science Degree in Civil Engineering from the University of New Brunswick, New Brunswick, Canada in 1970. In addition, I have obtained a Master of Engineering Degree from University of Toronto, Toronto, Ontario, Canada, 1997.

4.	I am a current Member of the Association of Professional Engineers of the Province of Ontario, Canada (PEO).
5.
I have worked continuously for 22 year in the mining industry since my graduation from University. I have held senior positions with Engineering and Consulting companies. I have worked with many minerals, but in particular in the area of gold, nickel and cooper. In the past 10 years most of my experience has been with large copper and gold operations in South America, in particularly Peru, Chile and Brasil.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I most recently personally inspected the Caspiche Property on October 30th, 2011.
8.
I am responsible for the preparation of Item 18, and portions of Items 1 and 25 that are relevant to those items of the Technical Report (NI 43-101) of the Prefeasibility Study for the Caspiche Project, Region III, Chile, for Exeter Resource Corporation, effective January 2nd, 2012.

9.	I am independent of Exeter Resource Corporation as described in section 1,5 of NI 43-101.
10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.
11.
As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this at Toronto Canada on January 16th, 2012

Signed and Sealed Louis Nguyen
Louis Duy Nguyen, Manager of Engineering, BSc EE, ME, P.Eng.

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Exeter Resource Corporation by Aker Solutions (Aker). The quality information, conclusions, and estimates contained herein is consistent with the level of effort involved in Aker´s services, based on: i) Information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications of its contract with Aker.

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Technical Terms and Abbreviations

Abbreviation	Acronym

AC	Air Conditioning
AACE	Association for the Advancement of Cost Engineering
ADIS	Automated Digital Imaging System
ADR	Adsorption, Desorption, Recovery
Ag	Silver
AGP	Acid Generation Potential
AIS	Air Insulated Substation
Aker	Aker Solutions
Anglo	Anglo American Norte S.A.
ARD	Acid Rock Drainage
As	Arsenic
ASC	Aluminium Standard
ASTER	Advanced Spaceborne Thermal Emission and Reflection Radiometer
ASTM	American Society for Testing and Materials
Au	Gold
AuEq	Gold Equivalent
BFA	Bench Face Angle
BLS	Base Line Studies
B.O.O.	Build/Own/Operate
BWi	Bond Work Index
CAPEX	Capital Expenditure
CCA	Capital Cost Allowances
CCD	Counter Current Decantation
CChM	Comisión Chillena de Minería
CCRV	Concentric Cylinder Rotational Viscometer
CEA	Cumulative Expenditure Account
CEMA	Conveyor Equipment Manufacturers Association
CFB	Earliest Cretaceous Host Rock (Basement)
CIC	Carbon in Column

Project No.: C-580 January, 2012	Page ix

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Abbreviation	Acronym

CIF	Cost, Insurance and Freight
CIF-FO	Cost, Insurance and Freight, Free Out
CIL	Carbon in Leach
CMC	Carboxy Methyl Cellusose
CO	Carbon Monoxide
CODELCO	Corporación del Cobre
COG	Cut off Grade
CO2	Carbon Dioxide
CR	Caspiche Regional Drill Hole
CSD	Caspiche Diamond Drill Hole (by Exeter)
CSD	Critical Solids Density
CSAMT	Controlled Source Audio-Magnetotelluric Tensor
CSS	Closed Size Setting
Cu	Copper
CuEq	Copper Equivalent
CUT	Central Unitaria de Trabajadores
DCS	Distributed Control Systems
DDH	Diamond Drill Hole
DDIP	Dipole Dipole Induced Polarization
DEM	Digital Elevation Model
DEP	Dilution Entry Point
DFS	Detailed Feasibility Study
DIA	“Declaración de Impacto Ambiental”
DP	Diorite Porphyry
DTB	Diatreme Breccia
DWi	Drop Weight Index
EBITA	Earnings Before Interest, Tax and Amortization
EBS	Environmental Baseline Study
EIA	Environmental Impact Assessment
EMPs	Environmental Management Plans

Project No.: C-580 January, 2012	Page x

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Abbreviation	Acronym

EMABLOS	Empresa Minera Mantos Blancos S.A
EPC	Engineering, Procurement, Construction
EPCC	Ex-pit Crushing and Conveying
EPCM	Engineering, Procurement and Construction Management
ESIA	Environmental and Social Impact Assessment
ESP	Electrostatic Precipitator
EW	Electrowinning
FCA	Free Carrier Allowed
FDI	Foreign Direct Investment
FOB	Free On Board
FTA	Free Trade Agreements
GA	General Arrangement
GDP	gross domestic product
GIS	Gas Insulated Substation
GIS	Geographic Information System
GOH	Gross Operating Hars
GPS	Global Positioning System
H2SO4	Sulphuric Acid
HDPE	High Density Polyethylene
HG	Hypogene
HSEC	Health, Safety, Environment & Community
HV	High Voltage
HVAC	Heating, Ventilation and Air Conditioning
ICP	Inductively Coupled Plasma
IFC	International Finance Committee
IFS	Initial Feasibility Study
IIA	“Informe de Impacto Ambiental”
IMO	International Maritime Organisation
IP	Induced Polarization Survey
IPCC	In-pit Crushing and Conveying

Project No.: C-580 January, 2012	Page xi

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Abbreviation	Acronym

IRR	Internal Rate of Return
K/Ar	Potassium / Argon Geochronology
KCA	Potassic-calcic Alteration
Koz	Thousand Ounces
kWh	Kilowatt-hour
LAM	Lithology, Alteration and Mineralization
LCT	Locked Cycle Testing
LHD	Load, Haul, Dumpers
LME	London Metal Exchange
LOM	Life of Mine
LV	Level Voltage
MAC	MacNeill Zone
MASL	Metres Above Sea Level
MCC	Motor Control Centres
MCE	Maximum Credible Earthquake
MDE	Maximum Design Earthquake
METT	Metallurgy Drill Hole
MIBC	Methyl Isobutyl Carbinol
MII	Measured, Indicated & Inferred Resources
MISC	Miscellaneous
Mlb	Million Pounds
MLI	McClelland Laboratories International
Mo	Molybdenum
MoS2	Molybdenum Disulphide
MTBF	Mean Time Between Failures
MTO	Material Take-off
MTTR	Mean Time To Repair
MV	Medium Voltage
MW	Mega Watt
NAG	Net Acid Generation

Project No.: C-580 January, 2012	Page xii

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Abbreviation	Acronym

NAV	Net Asset Value
NaHS	Sodium Hydro Sulphide
NOH	Normal Operating Hars
NOx	Nitrous Oxides
NPC	Net Present Cost
NPV	Net Present Value
NSR	Net Smelter return
OB	Overburden
OECD	Organisation for Economic Co-operation and Development
OK	Ordinary Kriging
OPEX	Operational Expenditure
ORA	Option and Royalty Agreement
OSA	Overall Slope Angle
OSS	Open Size Setting
PAu	Gold Price
PCu	Copper Price
PAG	Potentially Acid Generating
PAX	Potassium Amyl Xanthate
Pb	Lead
PDIP	Pole-Dipole Induced Polarization
PEA	Preliminary Economic Assessment
PEX	Potassium Ethyl Xanthate
PFS	Pre-feasibility Study
PIMA	Portable Infra-Red Mineral Analyser
PLS	Pregnant Leach Solution
POX	Pressure Oxidation
PSA	Pit Slope Angle
QA/QC	Quality Assurance/Quality Control
QDP	Quartz-diorite Porphyry
RAu	Projected Gold Recovery

Project No.: C-580 January, 2012	Page xiii

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Abbreviation	Acronym

RCu	Projected Copper Recovery
RC	Reverse Circulation drill hole
RC´s	Refining Charges
RMR	Rock Mass Rating
ROM	Run of Mine
RQD	Rock Quality Designation
RMR	Rock Mass Rating
RSEIA	Regulation of Systems of Environmental Impact Assessment
SART	Sulphidation Acidification Recycling Thickening
SAG	Semi Autogenous Grinding
SCADA	Security Control and Data Acquisition
SG	Supergene
SGS	SGS Lakefield
SIC	Sistema Interconectado Central (Chilean National Grid)
SID	Sideral Drill Hole (Xstrata Ground)
SMC	SMC Testing Laboratories
SMU	Selective Mining Unit
SNC	SNC Lavalin Australia
SOx	Sulphur Oxides
SPI	SAG Power Index
SRM	Standard Reference Material
SXEW	Solvent Extraction Electrowinning
TBD	To Be Determined
TC´s	Treatment Charges
TSF	Tailing Storage Facility
TUM	Time Utilization Model
UCS	Uniaxial Compressive Strength
UPS	Uninterruptible Power Supplies
UTM	Universal Transverse Mercator
VFD	Variable Frequency Drive

Project No.: C-580 January, 2012	Page xiv

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Abbreviation	Acronym

VOLCBX	Volcanic Breccia
VSD	Variable Speed Drive
XRD	X-Ray Diffraction

Project No.: C-580 January, 2012	Page xv

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Units of Measurement

Unit	Abbreviation

American Dollar	US$
Canadian Dollar	CAD$
Centigrade	°C
Centimetre	cm
Chilean Peso	CLP
Cubic metre	m3
Day	d
Dead weight ton (imperial ton – long ton)	Dwt
Dry metric tonne	Dmt
Foot/feet	Ft
Gram	g
Gram/litre	g/l
Gram/tonne	g/t
Hectare	ha
Hour	H
Kilogram	kg
Kilogram per tonne	kg/t
Kilo tonne	kt
Kilometre	km
Kilopascal	kPa
Kilovolt	kV
Kilovolt amp	kVA
Kilowatt	kW
Kilowatt hour	kWh
Litre	L
Litre per second	L/s
Megawatt	MW
Mega Volt Ampere	MVa
Metre	m

Project No.: C-580 January, 2012	Page xvi

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Unit	Abbreviation

Metre per hour	m/h
Metre per second	m/s
Metric tonne	t
Metric tonne per day	t/d
Metric tonne per hour	t/h
Micron	μm
Milligram	mg
Milligram per litre	mg/L
Millimetre	mm
Million	M
Million tonnes	Mt
Million tonnes per annum	Mtpa
Part per million	ppm
Percent	%
Second	s
Short ton	T
Square metres	m2
Tonnes per day	t/d
Troy ounce	oz
Wet metric tonne	wmt
Work Index	Wi
Year	Yr

Project No.: C-580 January, 2012	Page xvii

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Table of Contents

		Page
1.0	SUMMARY	30
1.1	Property, Access and Permits	30
1.2	Geology and Mineral Resources	32
1.3	Mining and Mineral Reserves	32
1.4	Metallurgical Testwork and Process Design	25
1.5	Process	37
1.6	Project Operating and Capital Costs	39
1.7	Project Opportunities and Risks	45
1.8	Conclusions	46
1.9	Recommendations	47

2.0	INTRODUCTION	50
2.1	Terms of Reference	50
2.2	Effective Dates	51

3.0	RELIANCE ON OTHER EXPERTS	52

4.0	PROPERTY DESCRIPTION AND LOCATION	53
4.1	Location	53
4.2	Mineral Tenure and Agreements	54
4.3	Operational Permits and Jurisdictions	62

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	64
5.1	Accessibility	64
5.2	Climate	64
5.3	Local Resources	64
5.4	Current Infrastructure	66

6.0	HISTORY	68

7.0	GEOLOGICAL SETTING AND MINERALIZATION	70
7.1	Regional Geology	70
7.2	Property Geology	73

8.0	DEPOSIT TYPES	82

9.0	EXPLORATION	84
9.1	Exeter (2005 – 2011)	84
9.2	Newcrest (1996 – 1998)	87
9.3	Anglo (1986 – 1990)	87

10.0	DRILLING	89
10.1	Caspiche Porphyry	89
10.2	Caspiche Epithermals	92
10.3	Exploration Drilling	92
10.4	Drilling Procedures and Conditions	95
10.5	Lodging	95
10.6	Surveys	96
10.7	Drilling Results	96
10.8	True Thickness of Mineralization	103
10.9	Orientation of Mineralization	103

11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	104
11.1	Sample Procedures and Protocols	104
11.2	Sample Preparation and Analysis	106

12.0	DATA VERIFICATION	123

Project No.: C-580 January, 2012	Page xviii

Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

12.1	Sample Preparation and Analysis	123
12.2	Drill Hole Locations	124
12.3	Independent Sampling	125
12.4	Exeter QA/QC	126
12.5	Twinned Holes	127
12.6	Check Assaying of Samples Greater Than 1 Au ppm	127
12.7	Cube Consulting Statement	128

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	129
13.1	Introduction	129
13.2	Sulphide Mineralization	132
13.3	Oxide Mineralization	141
13.4	MacNeill Zone Testwork	145
13.5	Ongoing Test Programmes	147

14.0	MINERAL RESOURCE ESTIMATION	150
14.1	Drilling Database	150
14.2	Topography	150
14.3	Lithological Model and Definition of Domains	152
14.4	Composites	156
14.5	Exploratory Data Anlysis	156
14.6	Variography	168
14.7	Restriction of Extreme High Grade Values	169
14.8	Block Model Dimensions and Grade Estimation	171
14.9	Density	172
14.10	Block Model Validation	172
14.11	Resource Classification and Tabulation	179

15.0	MINERAL RESERVES ESTIMATE	186
15.1	Reserve Cases for Each Option	186
15.2	Open Pit Mineral Resources	186
15.3	Open Pit Mineral Reserves	199
15.4	Underground Mineral Reserves	212
15.5	Reportable Mineral Reserves Statement by Scenario	217

16.0	MINING METHODS	221
16.1	Operating Parameters and Criteria	221
16.2	Open Pit Mine Design	221
16.3	Underground Mine Design	221
16.4	Mine Production Schedules	228
16.5	Waste Mining Strategy – Open Pits	234
16.6	Operating Time Definition	239
16.7	Mine Equipment	244
16.8	Mine Personnel	265
16.9	Benchmarking	272

17.0	RECOVERY METHODS	278
17.1	Sulphide Process Route	279
17.2	Pyrite Treatment Facilities	283
17.3	Heap Leach Operations	286
17.4	Layout Considerations and Design Basis	288
17.5	Manpower	288

18.0	PROJECT INFRASTRUCTURE	291

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

18.1	Super Pit Mining Option	292
18.2	Hybrid Mining Option	296
18.3	Full Underground Mining Option	299
18.4	Common Support Infrastructure	302

19.0	MARKETING STUDIES AND CONTRACTS	307
19.1	Introduction & Scope	307
19.2	Refined Copper Market	307
19.3	Copper - the Longer Term Price	310
19.4	Copper Concentrate Market Outlook	311
19.5	Treatment and Refining Charges (TC/RC’s)	313
19.6	Marketability of Caspiche Sulphide Concentrates	314
19.7	Logistics Load Port Options	316
19.8	Sulphuric Acid Market	316
19.9	Doré Metal	317
19.10	Copper Sulphide	317

20.0	ENVIRONMENTAL CONSIDERATIONS	318
20.1	Principal Environmental Baseline Findings	320
20.2	Summary of Main environmental and Social Issues for the Project	323
20.3	Socio-economic Potential Impacts	324
20.4	Closure and Abandonment Stage	325

21.0	CAPITAL AND OPERATING COST	326
21.1	Capital Cost Estimate	326
21.2	Deferred and Sustainable Capital Cost	338
21.3	Operating Cost Estimate	340

22.0	ECONOMIC ANALYSIS	352
22.1	Production and Revenue	352
22.2	Economic Analysis	353
22.3	Conclusions from the Economic Analysis	358

23.0	ADJACENT PROPERTIES	360

24.0	OTHER RELEVANT DATA AND INFORMATION	361
24.1	Project Execution	361

25.0	INTERPRETATION AND CONCLUSIONS	367
25.1	Conclusions	367
25.2	Opportunities	372

26.0	RECOMMEDATIONS	373
26.1	General Project Recommendations	373
26.2	Mining	373
26.3	Process	373
26.4	Feasibility Study	374

27.0	REFERENCES	376

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

List of Tables

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Table 13.5:	Detailed Product Assays	135
Table 13.6:	Settling Test Results	136
Table 13.7:	Vacuum Filtration Test Results	137
Table 13.8:	Pilot Plant Pyrite Flotation Results	137
Table 13.9:	Flotation Product Cyanide Leaching Results of Flotation Plant Products	137
Table 13.10:	SART Cyanide and Copper Recovery Results	138
Table 13.11:	Elemental Analysis of Calcine Test Products	139
Table 13.12:	Summary for Partial Roast of Caspiche Flotation Concentrate	140
Table 13.13:	Results of Optimization Programme	143
Table 13.14:	MacNeill & McTrans Gold Leach Recoveries	146
Table 13.15:	Physical Test Results 12403-006	148
Table 14.1:	Summary of Drill Data used for the Caspiche Mineral Resource Estimate	150
Table 14.2:	Lithological Unit Description	152
Table 14.3:	Estimation Domains and Data Combinations – Gold and Silver	157
Table 14.4:	Estimation Domains and Data Combinations – Copper	157
Table 14.5:	Caspiche 8 m Composites by Estimation Domain – Summary Statistics - Au ppm	167
Table 14.6:	Caspiche 8 m Composites by Estimation Domain – Summary Statistics – Ag ppm	167
Table 14.7:	Caspiche 8 m Composites by Estimation Domain – Summary Statistics – Cu %	168
Table 14.8:	High Grade Restriction for Gold and Silver	170
Table 14.9:	High Grade Restriction for Copper	170
Table 14.10:	Estimation Parameters for Gold, Silver and Copper	171
Table 14.11:	Average Density Values for Caspiche Resource Model	172
Table 14.12:	Average Density Values for Caspiche Resource Model	173
Table 14.13:	Optimization Parameters for Open Pit Resource Shell	180
Table 14.14:	Marginal Cut-off Calculation Parameters and Results	183
Table 14.15:	Super Pit Option for Mineral Resource for Caspiche (Rodrigo Marinho, P.GEO, 18 August 2011)	183
Table 15.1	Base Parameters using Waste Crushing and Conveying	188
Table 15.2	Sulphide Metallurgical Recoveries	189
Table 15.3	Slope Design	190
Table 15.4	Block Value Calculation	191
Table 15.5	Nested Pit Series – Super Pit Option	193
Table 15.6	Nested Pit Series – Hybrid Option	194
Table 15.7	Ultimate Pit Shells Contained Reserves	196
Table 15.8	Key Parameters for the Heap Leach Open Pit Optimization	197
Table 15.9	Ultimate Heap Leach Pit Shell – Underground Option	198
Table 15.10	Super Pit Option – Design Versus Ultimate Pit Shell Comparison	206
Table 15.11	Hybrid Option – Design Versus Ultimate Pit Shell Comparison	208
Table 15.12	Heap Leach Stand Alone Pit - Design Versus Ultimate Pit Shell Comparison	209
Table 15.13	Super Pit Option – Contained Ore Tonnes and Grade by Phase	210
Table 15.14	Hybrid Option – Contained Ore Tonnes and Grade by Phase	211

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Table 15.15:	Oxide/MacNeill Pit – Contained Ore Tonnes and Grade by Phase (Full Underground Option)	211
Table 15.16:	Table 15.16 Open Pit Proven and Probable Mineral Reserves (Carlos Guzman, CChM, October 2011)	212
Table 15.17:	Economic Parameters for Underground Mineable Reserves	214
Table 15.18:	Hybrid Option – Mineral Reserves (Carlos Guzman, CChM, October 2011)	214
Table 15.19:	Full Underground Option – Mineral Reserves at different Undercut Levels (Carlos Guzman, MAUSIMM, October 2011)	216
Table 15.20:	Underground Proven and Probable Mineral Reserves (Carlos Guzman, CChM, October 2011)	217
Table 15.21:	Super Pit Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)	217
Table 15.22:	Hybrid Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)	218
Table 15.23:	Full Underground Case Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)	219
Table 16.1:	Mine Schedule Summary	228
Table 16.2:	Waste Material Requirements for Construction – Super Pit Option	229
Table 16.3:	Waste Material Requirements for Construction – Hybrid Option	229
Table 16.4:	IPCC Equipment for Super Pit and Hybrid Pit	235
Table 16.5:	Time Usage Model Example – Mobile Equipment	241
Table 16.6:	Time Usage Model Example – IPCC System Equipment	242
Table 16.7:	Relocation Losses for the IPCC systems	243
Table 16.8:	Super Pit Option – Main Mobile Equipment Requirements	245
Table 16.9:	Hybrid Option – Main Mobile Equipment Requirements – Open Pit	246
Table 16.10:	Hybrid Option – Main Equipment Requirements – Underground Mine	247
Table 16.11:	Full Underground Option – Main Equipment Requirements for the Open Pit	248
Table 16.12:	Full Underground Option – Main Equipment Requirements for the Underground Mine	249
Table 16.13:	Mining Equipment for the Super Pit and Hybrid Cases	250
Table 16.14:	Equipment Selection for the Stand Alone Heap Leach	250
Table 16.15:	Open Pit Mine Production Summaries	251
Table 16.16:	Material Characteristics	251
Table 16.17:	Equipment Life and Mechanical Availability	252
Table 16.18:	Drilling Parameters	253
Table 16.19:	Drilling Capacity per Year	254
Table 16.20	Shovel and Loader Productivity Calculations	255
Table 16.21:	Average Speeds (km/h) for Liebherr T282C and Komatsu 730 E	256
Table 16.22:	Haul Truck Loaded by Rope Shovel	258
Table 16.23:	Super Pit Option – IPCC Equipment Requirements	259
Table 16.24:	Hybrid Option – EPCC Equipment Requirements	260
Table 16.25:	Super Pit Option – IPCC Ancillary Fleet	262
Table 16.26:	Hybrid Option – EPCC Ancillary Fleet	262

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Table 16.27:	Hybrid Option – LHD Productivities	263
Table 16.28:	Full Underground Option – LHD Productivities	264
Table 16.29:	Truck Performance	265
Table 16.30:	Super Pit Option – Mine Personnel	269
Table 16.31:	Hybrid Option – Mine Personnel	270
Table 16.32:	Hybrid Option – Mine Personnel (Continuation)	271
Table 16.33:	Full Underground Option – Mine Personnel	271
Table 17.1:	Heap Leach Reserves	278
Table 17.2:	Manpower Distribution – Process Plant	290
Table 18.1:	Waste Stockpile Design Parameters	295
Table 18.2:	Waste Stockpile Storage Capacity	295
Table 18.3:	Waste Stockpile Storage Capacity	298
Table 18.4:	Waste Stockpile Design Parameters	301
Table 18.5:	Heap Leach Waste Stockpile Storage Capacity	3-1
Table 19.1:	Outlook for the Copper Price	311
Table 19.2:	Concentrates - Commercial Terms Assumptions	314
Table 19.3:	Elemental Analysis of Calcine Test Products	315
Table 20.1:	Required Environmental Studies	319
Table 21.1:	Capital Cost Estimate Summary by Area – Super Pit	326
Table 21.2:	Capital Cost Estimate Summary by Area – Hybrid	327
Table 21.3:	Capital Cost Estimate Summary by Area – Full Underground	328
Table 21.4:	Growth Factors – Cost Adjustments	331
Table 21.5:	Exchange Rates. Source: Banco Central de Chile	337
Table 21.6:	Sustainable Capital Estimates	339
Table 21.7:	Total Unit Operating Costs (US$/t)	341
Table 21.8:	Selected Equipment Hourly Cost Estimate	341
Table 21.9:	Total Unit Operating Costs Underground Option (US$/t)	342
Table 21.10:	Labour for concentrator plant	343
Table 21.11:	Process Unit Cost Summary	347
Table 22.1:	Payable Metal Production	352
Table 22.2:	Revenue	353
Table 22.3:	Economic Evaluation	353
Table 22.4:	Sensitivity Analysis For NPV=0	357
Table 22.5:	Cu Current Market Price	358
Table 22.6:	Au Current Market Price	359
Table 22.7:	Key Reserve and Mining Parameters	367
Table 25.1:	Project Break-even Analysis	368
Table 25.2:	Super Pit – Proven and Probable Reserves (Carlos Guzman, CChM, October 2011)	369
Table 25.3:	Hybrid Case – Proven and Probable Reserves (Carlos Guzman, CChM, October 2011)	369
Table 25.4:	Full Underground Case Case – Proven and Probable Reserves (Carlos Guzman, CChM, October 2011)	370
Table 25.5:	Total Contained Metal	370
Table 25.6:	Capital Cost Estimate	371
Table 25.7:	Average operating costs ($/t ore processed) life of mine	375
Table 26.1:	Key Areas and Costs

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

List of Figures

		Page
Figure 1.1:	Caspiche Location Map (Source: Exeter, 2011)	31
Figure 1.2:	Process Block Diagram	38
Figure 1.3:	Super Pit: NPV5 Sensitivity Analysis	43
Figure 1.4:	Hybrid: NPV5 Sensitivity Analysis	44
Figure 1.5:	Full Underground: NPV5 Sensitivity Analysis	44
Figure 2.1:	Caspiche Location Map (Source: Exeter, 2011)	50
Figure 4.1:	Caspiche Location Map (Source: Exeter, 2011)	53
Figure 4.2:	Property Map Showing All Exploration and Exploitation Concessions in the Caspiche Area Controlled by Exeter and the Position of Known Mineralization (Source: Exeter, 2011)	55
Figure 4.3:	Exeter Property Map Showing All Exeter Exploration and Exploitation Concessions in the Caspiche Area (Source: Exeter, 2011)	56
Figure 5.1:	Caspiche Location Map (Source: Exeter, 2011)	65
Figure 5.2:	Photograph of Caspiche Property Looking East (Source: Exeter, 2011)	67
Figure 5.3:	Photograph of Caspiche Property Looking West (Source: Exeter, 2011)	67
Figure 7.1:	Metallogenic Belts of Northern Chile and Argentina (Source: Vila and Sillitoe, 1991)	71
Figure 7.2:	Regional Geology of the Maricunga Metallogenic Belt (Source: Vila and Sillitoe, 1991)	72
Figure 7.3:	Bedrock Geology of the Caspiche Property (Source: Exeter, 2011)	73
Figure 7.4:	Gold Grade Histogram in Red, Copper Grade Histogram in Purple (Source: Exeter, 2011)	74
Figure 8.1:	Generalized Porphyry Model (Source: Vila and Sillitoe, 1991)	83
Figure 10.1:	Drill Hole Location Map for the Caspiche Porphyry Prospect Area (Source: Exeter, 2011)	92
Figure 10.2:	Regional Drill Hole Location Map Showing Location of Exploration Drill Holes (2009-2011) (Source: Exeter, 2011)	94
Figure 11.1:	SRM Control Chart OM00 (2010-2011)- Gold (Source: Cube Consulting, 2011)	112
Figure 11.2:	SRM Control Chart OM00 (2010-2011) - Copper (Source: Cube Consulting, 2011)	112
Figure 11.3:	SRM Control Chart OM00 (2010-2011) - Silver (Source: Cube Consulting, 2011)	113
Figure 11.4:	SRM Control Chart OM10(2010-2011) - Gold (Source: Cube Consulting, 2011)	113
Figure 11.5.:	SRM Control Chart OM10 (2010-2011) - Copper (Source: Cube Consulting, 2011)	114
Figure 11.6:	SRM Control Chart OM10 (2010-2011) - Silver (Source: Cube Consulting, 2011)	114
Figure 11.7:	SRM Control Chart OM100 (2010-2011) - Gold (Source: Cube Consulting, 2011)	115
Figure 11.8:	SRM Control Chart OM100 (2010-2011) - Copper (Source: Cube Consulting, 2011)	115

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Figure 11.9:	SRM Control Chart OM100 (2010-2011) - Silver (Source: Cube Consulting, 2011)	116
Figure 11.10:	SRM Control Chart OM110 (2010-2011) - Gold (Source: Cube Consulting, 2011)	116
Figure 11.11:	SRM Control Chart OM110 (2010-2011) -Copper (Source: Cube Consulting, 2011)	117
Figure 11.12:	SRM Control Chart OM110 (2010-2011) - Silver (Source: Cube Consulting, 2011)	117
Figure 11.13:	SRM Control Chart OM200 (2010-2011) - Gold (Source: Cube Consulting, 2011)	118
Figure 11.14:	SRM Control Chart OM200 (2010-2011) -Copper (Source: Cube Consulting, 2011)	188
Figure 11.15:	SRM Control Chart OM200 (2010-2011) - Silver (Source: Cube Consulting, 2011)	119
Figure 11.16:	SRM Control Chart OM210 (2010-2011) - Gold (Source: Cube Consulting, 2011)	119
Figure 11.17:	SRM Control Chart OM210 (2010-2011) -Copper (Source: Cube Consulting, 2011)	120
Figure 11.18:	SRM Control Chart OM210 (2010-2011) - Silver (Source: Cube Consulting, 2011)	120
Figure 11.19:	SRM Control Chart OM300(2010-2011) - Gold (Source: Cube Consulting, 2011)	121
Figure 11.20:	SRM Control Chart OM300 (2010-2011) -Copper (Source: Cube Consulting, 2011)	121
Figure 11.21:	SRM Control Chart OM300 (2010-2011) - Silver (Source: Cube Consulting, 2011)	122
Figure 12.1:	Re-Assays of Samples >1 Au ppm	128
Figure 13.1	Gold Leach Rate Profile	142
Figure 13.2:	Oxide Material	144
Figure 13.3:	Results Obtained From SGS	144
Figure 13.4:	Cumulative Recovery	146
Figure 14.1:	Caspiche and Drill Hole Locations – Caspiche Porphyry Project (Source: Cube Consulting, 2011)	161
Figure 14.2:	Caspiche Lithological Model - Plan (Source: Cube Consulting, 2011)	153
Figure 14.3:	Caspiche Lithological Model – Looking North (Source: Cube Consulting, 2011)	154
Figure 14.4.:	Caspiche Lithological and Alteration Model – Looking North (Source: Cube Consulting, 2011)	155
Figure 14.5:	Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot – g/t Au (Source: Cube Consulting, 2011)	158
Figure 14.6:	Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot – g/t Ag (Source: Cube Consulting, 2011)	159
Figure 14.7:	Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot - Cu % (Source: Cube Consulting, 2011)	160
Figure 14.8:	Caspiche 8 m Composites by Alteration – Log-Prob Plot – g/t Au (Source: Cube Consulting, 2011)	161

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Figure 14.9:	Caspiche 8 m Composites by Alteration – Log-Prob Plot – g/t Ag (Source: Cube Consulting, 2011)	162
Figure 14.10:	Caspiche 8 m Composites by Alteration – Log-Prob Plot - Cu % (Source: Cube Consulting, 2011)	163
Figure 14.11:	Caspiche 8 m Composites by Weathering – Log-Prob Plot – g/t Au (Source: Cube Consulting, 2011)	164
Figure 14.12:	Caspiche 8 m Composites by Weathering – Log-Prob Plot – g/t Ag (Source: Cube Consulting, 2011)	165
Figure 14.13:	Caspiche 8 m Composites by Weathering – Log-Prob Plot - Cu % (Source: Cube Consulting, 2011)	168
Figure 14.14:	Caspiche Variogram Model – DP+QDP1 – Vertical Plunge - Gold (Source: Cube Consulting, 2011)	168
Figure 14.15:	Caspiche Variogram Model – DP+QDP1 – Vertical Plunge - Copper (Source: Cube Consulting, 2011)	169
Figure 14.16:	East-West Swath Plot, Sulphide, Gold (Source: AMEC, 2011)	174
Figure 14.17:	Vertical Section (looking northwest) with Blocks and Composite Grades for Gold (Corridor of ±100 m) (Source: Cube Consulting, 2011)	175
Figure 14.18:	Gold Grade-Tonnage Curve, VOLCBX Domain (Source: AMEC, 2011)	176
Figure 14.19:	Cube vs AMEC Grade-Tonnage Curve, DP+QDP1 Domain - Gold (Source: Cube Consulting, 2011)	178
Figure 14.20:	Cube vs AMEC Grade-Tonnage Curve, DP+QDP1 Domain - Copper (Source: Cube Consulting, 2011)	178
Figure 14.21:	Bench Plan Showing Classification Before and After Smoothing (Source: AMEC, 2011)	181
Figure 14.22:	Vertical Section (looking Northwest) of Gold Grades Showing Open Pit Resource Shell (Source: Cube Consulting, 2011)	182
Figure 14.23:	AuEq GT Curves - Open Pit Oxide Measured + Indicated Mineral Resources (Source: AMEC, 2011)	184
Figure 14.24:	AuEq GT Curves - Open Pit Sulphide Measured + Indicated Mineral Resources (Source: AMEC, 2011)	185
Figure 15.1:	Two way Haul Road Cross-Section	189
Figure 15.2	Main Access Corridor Cross-Section	190
Figure 15.3:	Stripping Ratio Versus Contained Metal – Super Pit Option	195
Figure 15.4:	Stripping Ratio Versus Contained Metal – Hybrid Option	196
Figure 15.5:	Optimal Pit Shells	197
Figure 15.6:	Stripping Ratio Versus Contained Metal – Heap Leach Stand Alone (Full Underground option)	198
Figure 15.7:	Optimal Heap Leach Pit	199
Figure 15.8:	Final Pit Design – Super Pit IPCC Option	201
Figure 15.9:	Final Pit Design – Hybrid Option	201
Figure 15.10:	Final Pit Design – Oxide/McNeill Pit: Full Underground Option	202
Figure 15.11:	Mining Sequence – Super Pit Option – Bench 4210	203
Figure 15.12:	Mining Sequence – Hybrid Option – Bench 4240	204
Figure 15.13:	Mining Sequence – Heap Leach Pit - Bench 4300	205
Figure 15.14:	Super Pit Option – Plots of Ultimate Pit Shell Compared to Mine Design	207

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Figure 15.15:	Hybrid Option – Plots of Ultimate Pit Shell Compared to Mine Design	208
Figure 15.16:	Oxide/MacNeill Pit – Plots of Ultimate Pit Shell Compared to Mine Design	209
Figure 15.17:	Dilution & Economic Column Calculation	213
Figure 15.18:	Hybrid Option – Undercut Level	215
Figure 15.19:	Full Underground Option – Undercut Levels	216
Figure 16.1:	Hybrid option – Underground Mine Design	222
Figure 16.2	Full Underground Option – Mine Design	222
Figure 16.3:	Typical Layout of the Production Level	223
Figure 16.4:	Typical Layout of the Undercut Level	224
Figure 16.5:	Typical Layout of the Ventilation Level	225
Figure 16.6:	Typical Layout of the Haulage Level	226
Figure 16.7:	Typical Layout of the Conveyor Level	227
Figure 16.8:	Super Pit Option – Mine Schedule	230
Figure 16.9:	Hybrid Option – Open Pit Mine Schedule	230
Figure 16.10:	Hybrid Option – Open Pit and Underground Mine Contribution	231
Figure 16.11:	Full Underground Option – Mine Schedule	231
Figure 16.12:	Super Pit Option – Total Material by Mining Phase	232
Figure 16.13:	Hybrid Option – Total Material by Mining Phase – Open Pit	232
Figure 16.14:	Super Pit Option – Benches per Year	233
Figure 16.15:	Hybrid Option – Benches per Year – Open Pit	233
Figure 16.16:	Full Underground Option – Total Material by Mining Phase – Heap Leach Open Pit	234
Figure 16.17:	Full Underground Option – Benches per Year – Heap Leach Open Pit	234
Figure 16.18:	Super Pit Option – General Layout – end of Year -1	236
Figure 16.19:	Super Pit Option – General Layout – end of Year 17	237
Figure 16.20:	Hybrid Option – General Layout – end of Year -1	238
Figure 16.21:	Hybrid Option – General Layout – end of Year 9	238
Figure 16.22:	Operating time Definition	239
Figure 16.23:	Super Pit Option – Estimated Distances	256
Figure 16.24:	Hybrid Option – Estimated Distances	256
Figure 16.25:	Super Pit Option – Travel Cycle Times for Each Origin-Destination	257
Figure 16.26:	Hybrid Option – Travel Cycle Times for Each Origin-Destination	257
Figure 16.27:	Heap Leach Stand Alone – Travel Cycle Times	258
Figure 16.28:	Super Pit Option – Mine Organization	267
Figure 16.29:	Hybrid Option – Mine Organization	268
Figure 16.30:	Full Underground Option – Mine Organization	269
Figure 16.31:	Mine Cost Benchmark	272
Figure 16.32:	Mine Cost Benchmark (Unit Operations)	273
Figure 16.33:	Trucks and Shovel Fleet Benchmark	273
Figure 16.34:	Mine Movement and Hauling Distance Fleet Benchmark	274
Figure 16.35:	Loading Capacity Benchmark	275
Figure 16.36:	Hauling Capacity Benchmark	276
Figure 16.37:	Hauling Capacity Benchmark	276
Figure 17.1:	General Process Flow Diagram	280

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

Figure 17.2:	Scorodite Precipitation Process Flow Diagram	283
Figure 17.3:	Pyrite Treatment Circuit Process Schematic	284
Figure 17.4:	SART Process Flow Diagram	285
Figure 18.1:	Map Plant Area (Source: Aker Solutions, 2011)	291
Figure 18.2:	Super Pit Plot Plan (Source: NCL, 2011)	292
Figure 18.3:	Super Pit Option – North Waste Stockpile (Source: NCL, 2011)	294
Figure 18.4:	Super Pit Option – West Waste Stockpile (Source: NCL, 2011)	295
Figure 18.5:	Hybrid Option Plot Plan (Source: NCL, 2011)	297
Figure 18.6:	Hybrid Option - Waste Stockpile (Source: NCL, 2011)	298
Figure 18.7:	Underground Option Plot Plan (Source: NCL, 2011)	300
Figure 18.8:	Full Underground Option – Heap Leach Waste Stockpile (Source: NCL, 2011)	301
Figure 19.1:	The Shortfall in Refined Copper Could Reach 6 Million Tonnes by 2020	309
Figure 19.2:	China is now the Dominant Metal Market Participant	310
Figure 21.1:	Super Pit Operating Cost Summary	345
Figure 21.2:	Hybrid Operating Cost Summary	345
Figure 21.3:	Full Underground Operating Cost Summary	346
Figure 21.4:	Super Pit Operating Cost per Tonne of Ore	348
Figure 21.5:	Hybrid Operating Cost per Tonne of Ore	348
Figure 21.6:	Full Underground Operating Cost per Tonne of Ore	349
Figure 21.7:	Super Pit: Cost per ounce of gold equivalent	350
Figure 21.8:	Hybrid: Cost per ounce of gold equivalent	350
Figure 21.9:	Full Underground: Cost per ounce of gold equivalent	351
Figure 22.1:	Cash Flow – Super Pit	354
Figure 22.2:	Cash Flow – Hybrid	354
Figure 22.3:	Cash Flow – Full Underground	355
Figure 22.4:	Super Pit: NPV5 Sensitivity Analysis	356
Figure 22.5:	Hybrid: NPV5 Sensitivity Analysis	356
Figure 22.6:	Full Underground: NPV5 Sensitivity Analysis	357
Figure 24.1:	Super Pit Project Master Schedule	361
Figure 24.2:	Hybrid Project Master Schedule	362
Figure 24.3:	Full Underground Project Master Schedule	363

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Caspiche Project Copiapó, Chile NI 43-101 Technical Report Caspiche Pre-feasibility Study

1.0	SUMMARY

The Caspiche project is located in the 3rd Region of Chile. The property is located 120 km ESE of Copiapó in northern Chile and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the Maricunga Gold Mine (formerly Refugio), 15 km to the north as shown in Figure 1.1. Exeter signed a contract with Aker Solutions and other consultants, with Aker Solutions the project author, to conduct a Pre-feasibility Study on the viability of mining the deposit and processing ore to produce a gold and copper concentrate and precious metal doré.

The Caspiche Gold / Copper Prefeasibility project study was completed by Aker Solutions considering a type 1 magnitude study level, equivalent to the AACE level 4 study recommendations. This level of study is classified to have a level of accuracy of -15/+20%.

The study developed three options for the Caspiche deposit including both the oxide and sulphide portions of the property.

Super Pit Option:

●	The total endowment of the deposits mineral reserves is 19.3 million ounces of gold, 2.1 million tonnes of copper and 41.5 million ounces of silver.

●	Production rate: 150,000 t/d.

Hybrid Option (Open Pit and Underground):

●	The total endowment of the deposits mineral reserves is 16 million ounces of gold, 1.7 million tonnes of copper and 33.8 million ounces of silver.

Production rate: 95,000 t/d.

Full Underground Option:

●	The total endowment of the deposits mineral reserves is 11.6 million ounces of gold, 1.2 million tonnes of copper and 24.6 million ounces of silver.

●	Production rate: 90,000 t/d.

Each of the above options additionally considers heap leaching of oxide and heap leachable MacNeill material.

As a result of the economic evaluation completed on each of the evaluated options, the Super Pit option generates the most favourable project economics. As such it is the option recommended to be developed to feasibility level.

1.1	Property, Access and Permits

The Caspiche property is 100 % owned by Exeter. Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. retains a 3 % Net Smelter Royalty on production from the project under the terms of the option agreement and retains the right to repurchase the mineral properties for the amount that Exeter has incurred on the property in the event that commercial production has not commenced by March 31, 2026.

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The property consists of nine granted exploitation concessions that encompass an area of approximately 1,262 ha and four exploitation concessions in application which cover an additional 980 ha.

Figure 1.1:     Caspiche Location Map (Source: Exeter, 2011).

Drilling has been permitted through the approved DIA’s (Environmental Impact Declaration) submitted by Exeter. No additional permits are required for exploration activities at Caspiche. Additional permits will be required for the exploitation of the Caspiche ore body.

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1.2	Geology and Mineral Resources

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, and linear zone containing at least 14 occurrences of gold and/or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile.

The Maricunga belt is composed of a series of volcanoes of andesitic to dacitic composition. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks, these graben structures host significant mineralization. West-northwest to north-northwest trending structures occur as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene age volcanic centres.

Stockwork-hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized within the Caspiche property. Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. The MacNeill zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration and partially overlapping Caspiche mineralization.

The Caspiche mineral resource estimate is reported in Table 1.1.

Table 1.1:   Single Open Pit Option for Mineral Resource for Caspiche (Rodrigo Marinho, P.GEO, 18 August 2011)i1

Note: Silver included in the AuEq values

1.3	Mining and Mineral Reserves

The mining section of the project was developed in parallel with the other aspects of the study and three exploitation options were assessed for the sulphide resources:

An open pit option, designated ‘Super Pit case’ extracting an average of 150,000 t/d sulphide ore over a project life of 19 years. As a result of stripping and ongoing operations there would be an additional heap leach operation treating both oxide and leachable MacNeill material, which will operate for the first 9 years operation, processing a maximum of 72,000 t/d.

1 Resources are inclusive of reserves

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A combined open pit and underground option, designated ‘Hybrid’, extracting an average of 95,000 t/d sulphide ore over a project life of 24 years. As a result of stripping and ongoing operations there would be an additional heap leach operation treating both oxide and leachable MacNeill material, which will operate for the first 9 years operation, processing a maximum of 72,000 t/d.

An underground option, designated ‘Full Underground’, extracting an average of 90,000 t/d sulphide ore for 22 years from year 9 of the project. A stand alone heap leach operation would also operate for approximately the first 9 years operation, processing a maximum of 72,000 t/d heap leach ore.

Oxide and leachable MacNeill production was largely the same for each of the sulphide options considered in the study.

To determine the in-pit mineral resources of the Caspiche project, the mineral resources were valued by assuming that the oxide and leachable MacNeill resource would be processed via a heap leach operation to produce gold and silver doré metal and that the sulphide resource would be processed in a flotation/concentrator plant.

The mining proven and probable reserves used in the calculation of the mine production plan and therefore the overall project economics contain only Measured and Indicated Resources.

The Super Pit and Hybrid open pit operations consider 15 m benches, a mobile equipment fleet of electric rope shovels, diesel powered trucks, drills and auxiliary equipment. Gyratory crushers, conveyors and mobile spreaders would be used to crush, convey and place the waste.

Resources are inclusive of reserves.

Total proven and probable reserves and contained metal for all three options are summarized in Table 1.2 to Table 1.4.

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Table 1.2:    Proven and Probable Reserves & Contained Metal: Super Pit (Carlos Guzman, CChM, October 2011)3

Option	Super Pit
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0,42	1,71	4	0,46	0,08	0,70	321	0,62	0,26	1,10	7,3	0,8	14,8
Probable	62	0,33	1,52	74	0,51	0,07	1,08	568	0,55	0,23	1,15	11,9	1,3	26,6
Total	124	0,38	1,62	78	0,51	0,07	1,05	889	0,58	0,24	1,13	19,3	2,1	41,5

Table 1.3:    Proven and Probable Reserves & Contained Metal: Hybrid (Carlos Guzman, CChM, October 2011)4

Option	Hybrid (Open Pit + Underground)
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0,42	1,71	4	0,46	0,08	0,70	273	0,65	0,27	1,13	6,6	0,7	13,4
Probable	62	0,33	1,52	65	0,51	0,07	1,07	387	0,62	0,25	1,21	9,4	1,0	20,4
Total	124	0,38	1,62	70	0,50	0,07	1,05	660	0,63	0,26	1,18	16,0	1,7	33,8

Table 1.4:    Proven and Probable Reserves & Contained Metal: Full Underground (Carlos Guzman, CChM, October 2011)5

Option	Full Underground
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	57	0,43	1,69	7	0,47	0,11	0,82	158	0,72	0,31	1,22	4,5	0,5	9,5
Probable	55	0,34	1,44	67	0,56	0,11	1,16	243	0,67	0,29	1,30	7,0	0,7	15,1
Total	112	0,39	1,57	74	0,55	0,11	1,12	400	0,69	0,30	1,27	11,6	1,2	24,6

The mine schedules for all three options are summarized in Table 1.5.

Table 1.5:    Mine Schedule Summary

Option	Mine Schedule
	LOM	Oxide Process	MacNeill Process	Open Pit Feed	UG Feed	Stockpile Feed	Max. Tonnage Mvment kt/d	Avg.Tonnage Mvment kt/d
	Years	kt/d	kt/d	kt/d	kt/d	kt/d
Super Pit	19	72	33	150			909	655
Hybrid	21	72	33	95	80	15	500	380
Full UG	22	72	33		90		99	79

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As a result of the economic evaluation completed on each of the evaluated options (see item 22.2) the Super Pit option generates the most favourable project economics. As such it is the option recommended to be developed to feasibility level and relevant mining parameters pertaining to this option are illustrated in Table 1.6.

Table 1.6:    Super Pit Option: Summarized Characteristics

Reserves	Mt	Au g/t	Ag g/t	Cu %
Oxide Ore	124	0.38	1.62	<0.01%
MacNeill Ore	78	0.51	1.05	0.07%
Sulphide Ore	889	0.58	1.13	0.24

Contained Metal	Cu Mt	Au Moz	Ag Moz	Eq Au6 Moz
	2.1	19.3	41.5	30.1

Mine Schedule	LOM yr	Heap leach Y 1 – 5 kt/d	Heap leach Y6 - 10 kt/d	Open Pit Feed kt/d
	19	72	33	150
	Max. Open Pit Mvment. kt/d	Avg. Open Pit Mvment. kt/d
	909	655

1.4	Metallurgical Testwork and Process Design

The results from the laboratory test programme completed on the Caspiche samples can be summarized as follows:

1.4.1	Sulphides

The key chemical and mineralogical characteristics of the sample used in the pilot plant test programme are as follows:

●	Copper: 0.25%

●	Gold: 0.53 g/t

●	Silver: 1.20 g/t

●	Arsenic: 0.03%

●	Sulphur: 2.05%.

●	The main copper mineral is predominantly chalcopyrite.

●	Arsenic is mainly present within enargite, with minor tennantite-tetrahedrite content.

●	Pyrite is the most abundant sulphide mineral.

 2 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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G&T Metallurgical Services Ltd (G&T) based in Kamloops, Canada completed modal analyses that provided liberation characteristics supporting the actual flotation results. Both G&T and SGS Lakefield test work shows the copper minerals to be reasonably well liberated at the primary grind size and very well liberated in the concentrate.

On the basis of the SGS’s testwork and pilot plant operation the following considerations were reviewed for process design criteria and flow sheet development:

●	A primary grinding P80 of 130 µm

●	Rougher flotation at pH 10.5 and with a reagent suite as used by SGS (PAX, PEX, AP208, MIBC)

●	Concentrate regrind P80 of 30 µm

●	Three stages of cleaning at pH 11 to 11.5

●	Rougher flotation tailings would form the plant final tailings

●	First cleaner tailings to feed a scavenger circuit, specifically to recover gold into a pyrite rich concentrate

●	Downstream treatment of this pyrite concentrate to be cyanide leached.

The best copper recovery from the pilot plant testwork was 78.6%, with 51.7 % gold recovery and 21.8 % copper grade in the concentrate, achieved with 43.4 g/t total collector. The best copper grade in the concentrate was 25.9 % with a 64.6 % copper recovery and 38 % gold recovery, achieved with 44.6 g/t total collector.

There are two relevant conclusions from the test information:

1.	It is possible to obtain a copper recovery over 80 % and a gold recovery close to 60%, based fundamentally on the LCT tests results.
2.	It is possible to obtain a commercial grade, possibly close to 25 % copper in the final concentrate.

Flotation recoveries used in this study are calculated using a formula based on the final tailings grade derived from this testwork.

1.4.2	Oxides

A detailed heap leach cyanidation testing program was undertaken on a total of eleven drill core composites. Ten of the eleven composites were identified as being oxide mineralized type composites and one as being a transitional type composite.

Column leach tests were conducted on eight of the 11 composites at a nominal -50 mm feed size, and at 80% -25 mm and -12.5 mm feed sizes, to determine gold recovery, recovery rate, reagent requirements and feed size sensitivity under simulated heap leaching conditions. A comparative bottle roll test was conducted on each composite at an 80% -1.7 mm feed size. Conminution testing was also conducted on the selected composites. Selected column leach residues were also subjected to geotechnical load/permeability testing.

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A total of seven of the ten oxide type composites were evaluated at -50 mm, -25 mm and -12.5 mm feed sizes obtaining gold recoveries of 79.3%, 80.4 % and 81.7%, respectively.

The ROM particle size distribution was determined by SGS in Santiago from a composite bulk sample. The oxide ROM distribution results indicate a very fine material compared with other projects or operations (F80=71 mm) and Aker recommends that this test is repeated to confirm representability during further project development.

1.5	Process

1.5.1	Sulphide Ore

The concentrator plant design used both the metallurgical test results obtained for expected recoveries and also physical characterization testwork which defined ore hardness and abrasivity amongst other characteristics.

The sulphide material is treated through a conventional SAG concentrator plant at throughputs ranging from 90,000 t/d to 150,000 t/d. Due to mineral characteristics the Caspiche process route incorporates a number of considerations to maximize production or ensure a saleable product, these include:

●	Treatment of the copper concentrates by partial atmosphere roasting to eliminate arsenic

●	Leaching of the cleaner flotation tails to recover additional gold

●	Use of a SART plant to recover copper contained in the gold rich leachate and recycle cyanide.

The preferred option, the Super Pit, processes 150,000 t/d sulphide ore.

Figure 1.2 illustrates the concentrator process block diagram.

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Figure 1.2:    Process Block Diagram

1.5.2	Oxide Ore

Mine trucks discharge run of mine (ROM) material into a conventional two stage crushing operation consisting of static and vibrating grizzlies, classification screens and primary jaw and secondary cone crushers, at an annual production rate of 26 MT/yr. The crusher circuit reduces the ROM ore to a final product d100 size of 50 mm. Solid lime to control pH is added to the crushed ore as it is conveyed to a truck load out bin. The final crushed material is then transported to a valley heap leach by trucks and distributed by bulldozers and graders. Ten metre high lifts and forty metre high benches are considered.

The ore placed on the heap leach pad would be irrigated over each 10 metre lift using drippers at an irrigation rate of 10 L/h/m2. The nominal cycle is 80 days. Actual leach time is greater because up to four 40 m benches are considered and the cyanide solution would percolate through the whole pad prior to being collected and would continue to leach gold during this period. Gold rich, pregnant leach solution (PLS), discharges into a PLS pond is then pumped to the adsorption, desorption, recovery (ADR) plant where gold is recovered via carbon adsorption. In the case of a power outage or other emergency, the PLS overflows to the barren solution pond and, finally, to a containment pond sized to contain eighteen hours of PLS production. The solution irrigation handling circuit is connected to the emergency energy supply system to allow solution recirculation onto the pad during any power outage or downstream interruption in operations.

The ADR plant considers a counter current carbon in column (CIC) circuit of five columns. Columns are constructed in series, allowing solution to flow using a cascade gravity system. The carbon is transferred periodically counter-current to the solution by means of a carbon

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transfer pump. Loaded carbon is then transferred to the elution circuit and barren solution is returned to the barren solution pond for pad irrigation.

The loaded carbon is acid washed and desorbed. Both unit operations will be performed in the same stainless steel column. The acid wash solution is neutralized and pumped to the barren solution tank. Gold is then dissolved from the loaded carbon using a strong caustic cyanide solution.

The gold bearing electrolyte is recirculated through an electrowinning circuit where the gold is either deposited on the electrowinning cell cathode or settles in the electrowinning cell as sludge. The gold is washed from the cathodes periodically and it and the gold bearing sludge in the bottom of the electrowinning cell is filtered and then smelted, producing bullion doré bars.

The stripped carbon is reactivated in a rotary kiln every four cycles and returned to the adsorption columns with additional fresh carbon make up as required.

1.5.3	MacNeill Ore

The MacNeill ore is processed through the same heap leach and ADR circuit as the oxide but has the following changes to the circuit to that of the oxide process route.

The MacNeill ore is crushed through the same crushing circuit but at a throughput of 12 Mt per annum due to greater rock competency. Primary and secondary crushers would be upgraded to process the MacNeill ore.

Irrigation rates are as per the oxide circuit but leach cycle time is 30 days only. After this time no further gold is recovered but copper would be leached which would result in excessive cyanide consumption. The lifts are considered as 7.5 m and between each lift an interlift liner and associated drainage piping would be installed. Benches would be 30 m high.

The pregnant solution would be pumped to the ADR plant as per the oxide process but with the addition of a SART plant in the pregnant solution line prior to the ADR circuit and close to the heap leach barren solution pond. The SART plant would recover any copper in solution and recycle cyanide which would be reused in the heap leach operation.

1.6	Project Operating and Capital Costs

1.6.1	Capex Estimate

The capital cost estimate for all options was as per Aker Solutions Type 1 Magnitude estimate with an accuracy of -15 / + 20 % with a 90 % probability of occurrence. This Type 1 estimate is equivalent to the Association for the Advancement of Cost Engineering (AACE) Class 4 estimate. The capital cost estimate for all three (3) options summarized by area is presented in Table 1.7:

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Table 1.7:    Capital Cost Estimate

CAPEX / OPTION	Super Pit	Hybrid	Full Underground
Mine	945,227,824	784,709,025	983,319,716
Process plant	1,426,134,955	1,177,895,449	1,131,218,267
Infrastructure (including Power and Water supply & access)	419,852,678	432,702,291	436,867,733
Indirects (incl. G&A and Owners Cost)	870,184,179	745,112,334	770,248,136
Other	310,991,493	167,207,809	299,489,409
Contingency	827,366,227	683,633,302	721,515,343
Total	4,799,757,356	3,991,260,210	4,342,658,604

1.6.2	OPEX Estimate

1.6.2.1	Basis of Estimate

The major Opex considerations for the 3 options evaluated were defined within the battery limits of the project.

These battery limits are:

●	Upstream: mine operation.

●
Downstream: production of copper cathodes and bullion doré. Aker design is limited to the production of calcine copper concentrate and doré, however the operating cost estimate includes all off-site costs associated with production of final product.

1.6.2.2	Process Costs Estimate

Direct labour and supervision labour will work 12-hour shifts, 2 shifts per day, on a 4-days-on/4-days-off shift rotation with the exception of management and maintenance labour, who will work day-shift only. All direct labour and supervisors will rotate between day and night shifts.

The process plant labour estimate considers a modern structure for maintenance personnel, where heavy maintenance will be completed by specialist companies and minor maintenance will be completed by owner personnel.

Maintenance costs for equipment have been estimated as 7 % of the direct cost of equipment, except for the pumping cost where 60 % of the energy cost for slurry pumps and 40 % for water/solution pumps was used.

The energy consumption estimation was made on the basis of equipment useage. Considered electrical energy cost is 117 USD$/MW, this value considers energy supplied from the Cardones substation.

Project overhead has been estimated as 7 % of the total value. This value considers administrative costs of the process plant, laboratories and warehouse. It also includes contracts for services such as office and industrial cleaning and others that may be required.

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The operating cost estimate includes “operational contingency” which has been estimated as 5 % of the total cost.

1.6.2.3	Operating Cost Summary

Average operating costs for each option are summarized in Table 1.8:

Table 1.8:    Average operating costs ($/t ore processed) life of mine

AREA	UNIT	COST
		Super Pit	Hybrid	Full U'G
TOTAL SULPHIDES COST	US$/t ore	10.4	9.9	10.2
Mine	US$/t ore	4.9	4.2	5.8
Concentrator Process Cost	US$/t ore	4.4	4.6	3.7
CONCENTRATOR	US$/t ore	3.5	3.6	2.9
CRUSHING	US$/t ore	0.1	0.2	0.3
GRINDING	US$/t ore	2.4	2.2	1.8
FLOTATION	US$/t ore	0.5	0.3	0.3
CONCENTRATE HANDLING	US$/t ore	0.0	0.1	0.1
TAILINGS HANDLING	US$/t ore	0.2	0.4	0.4
SCAVENGER TAILS TREATMENT	US$/t ore	0.2	0.5	0.2
ROASTING PLANT	US$/t ore	0.2	0.3	0.3
AS TREATMENT AND DISPOSAL	US$/t ore	0.4	0.6	0.3
WATER SUPPLY	US$/t ore	0.3	0.1	0.2
Sulphides G&A	US$/t ore	0.6	0.6	0.6
Contingencies	US$/t ore	0.5	0.5	0.5

TOTAL HEAP LEACH COST	US$/t ore	0.68	0.80	1.11
Process Cost	US$/t ore	0.58	0.69	0.96
Heap Leach G&A	US$/t ore	0.06	0.07	0.10
Contingencies	US$/t ore	0.03	0.04	0.05

Based on the metal prices used in the economic evaluation, see 1.6.3 below, the average operations cost per ounce gold equivalent is US$ 606 over life of mine. When the revenue for the copper and silver by-product credits is considered the cost per ounce gold produced is US$ 18.

1.6.3	Production and Revenue

Total payable metal production for each alternative is summarized in Table 1.9:

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Table 1.9:    Payable Metal Production

METALS PAYABLE PRODUCTION
Item	Unit	Super Pit	Hybrid	Full Underground
Copper Production	Mlb	4,003	3,267	2,331
Gold Production	Koz	12,983	10,795	7,727
Silver Production	Koz	14,736	11,968	8,360

The revenue associated with the payable metals production is presented in Table 1.10. The revenue was calculated with following metal prices:

●	Au	1,430 US$/oz Years 1 – 47 1,200 US$/oz remaining LoM

●	Cu	2.75 US$/lb LoM

●	Ag	31.2 US$/oz Years 1 - 4 22.5 US$/oz remaining LoM

The gold and silver prices used were calculated from 12 month LME average Sept. 2010 – Aug. 2011. Copper price used was as per that recommended by Selmar an independent metals market analytical company contracted by Exeter to complete product market studies.

Table 1.10:    Revenue

REVENUE (MUS$)
Item	Super Pit	Hybrid	Full Underground
Copper Revenue	11,009	8,985	6,411
Gold Revenue	16,051	13,332	9,520
Silver Revenue	358	292	203
Total Revenue	27,419	22,609	16,134

1.6.4	Economic Analysis

The economic evaluation was developed for all alternatives considering Net Present Value discounted at 5% (NPV5), Internal Rate of Return (IRR) and Payback Period. A summary of these indicators for all alternatives is presented in Table 1.11. The economic analysis excludes taxes but includes Anglo American royalty of 3%. Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation are highlighted in Figure 1.3 to Figure 1.5 and discussed in this section.

3 Yrs 1-4 Au prices are from heap leach.  As such in the case of the Super Pit and Hybrid option these metal prices are used for the first 4 years of heap leach production and the first 2 years of concentrator production.  In the case of the Full Underground option these metals prices are used for heap leach production only.

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Table 1.11:    Economic Evaluation

ECONOMIC EVALUATION – INDICATORS
Indicator	Unit	Super Pit	Hybrid	Full Underground
NPV@5	MUS$	2,800	2,142	375
IRR	%	11.5	10.4	7.3
PAYBACK(*)	Years	9.9	11.2	16.2
(*) from initial investment

The economic analysis indicated that the Super Pit option is that which provides the best return under the considerations used in this type 1 study.  However all option indicators have been included in the report to allow comparison of each in a logical manner. Sensitivity analyses for NPV5 considering metals recoveries and prices, variations in the CAPEX and OPEX was completed. This sensitivity analysis is summarized in the Figure 1.3 to Figure 1.5.

Figure 1.3:    Super Pit: NPV5 Sensitivity Analysis

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Figure 1.4:    Hybrid: NPV5 Sensitivity Analysis

Figure 1.5:    Full Underground: NPV5 Sensitivity Analysis

The NPV%, IRR and payback period indicate the following:

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●	The Super Pit option provides the most favourable economic return followed by the Hybrid and then the Full Underground.

●	Payback period is shortest for the Super Pit case due to economies of scale due to higher tonnage rate and the lower cost for the heap leach process.

●	The Super Pit option also maximises resource exploitation of the Caspiche ore body.

●
The Full underground case is prejudiced against due to long development time. This is somewhat mitigated by early cash flow from the stand alone heap leach operation during underground mine development.

The sensitivity analyses indicate:

●	Super Pit sensitivity analysis indicates that it is most sensitive to gold recovery ahead of operating costs and then copper recovery.

-	Metals fluctuation impact is expected. Opex sensitivity is largely due to the high volume of waste material to be moved which increases sensitivity impacts.

●	Hybrid Option sensitivity analysis indicates that it is most sensitive to gold price followed by Opex and then Capex.

-	Capex impact is due to the long lead time to develop the underground mine operation and the smaller benefits associated with the EPCC system.

●	Full Underground sensitivity analysis indicates the greatest impact in gold price followed by Capex and Opex. Capex impact is greater due to long underground development time.

●
The sensitivity analysis shows maximum variation of NPV5 for Super Pit is MUS$ 1,841 and for Hybrid is MUS$ 1,382. The difference for Super Pit is higher because it has a shorter mine life than the Hybrid and at the same time processes more ore.

1.7	Project Opportunities and Risks

The project has a number of opportunities and risks; selected relevant items are as follows:

1.7.1	Risks

●	The 3rd Region has significant mining development, this will put a strain on natural and human resources availability in the area

●	Project development critical path runs through the permitting process, baseline studies and water supply evaluation need to be comprehensive to ensure permitting approval schedule is kept to minimum

●	Increased corporate taxation will affect the project return and NPV

●	Long term waste dump acid rock generation modelling is not yet fully understood and may impact closure plans for the project

●	Calcination of concentrate as part of arsenic removal may require community awareness management.

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1.7.2	Opportunities

●
The project has considerable exploration potential both within the existing Caspiche concessions and those others adjoining Caspiche and owned by Exeter. There is resource potential in Caspiche Epithermals

●	The project is close to existing infrastructure and will benefit from further new and emerging infrastructure such as power generation, port facilities and power transmission and distribution

●
Recent metallurgical and material characterization testwork has indicated potential to economically process lower grade material and use optimised process routes such as HPGR which may extend resource and reduce Capex and Opex.

●	As a number of other projects are being developed in the area there exists the potential to share infrastructure costs between operators.

●	Chile is an attractive investment jurisdiction.

1.8	Conclusions

●
No fatal flaws were identified during the course of the Caspiche Project study. The recommendations are largely based on normal metallurgical and other development testwork which would be part of project development

●	The financial analysis indicated that all alternatives for the project had a net positive cash flow and an acceptable internal rate of return and could support the progression to mine development

●
At the metals prices used at as per the economic evaluation completed in item 22.2, the Super Pit option is the most attractive alternative, the use of in pit crushing and conveying systems for the waste provide further upside benefits to the Super Pit option in comparison to the other options studied.

●
Opex and Capex used for the project represents those expected for a project of this type exhibiting average characteristics of ore abrasiveness and hardness; grades and rock type characterizations as indicated in the geological section.  Operating costs were generated from first principles and bench marked against other operations and capital costs were based on receipt of approximately 40 % of equipment costs, database information and were also benchmarked against similar operations

●	The mine plan is appropriate to the mineralization and adequately reflects the deposit type, dimensions and host rock characterization

●
To advance the project to construction Exeter will require an approved environmental impact study, additional baseline studies required to support the impact study should be initiated as soon as possible

●	Additional geotechnical and hydrological studies are required particularly to model surface water flows into the Vegas or seasonal creeks

Mining relevant conclusions are listed as follow:

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●
The conclusion of the pit optimization stage suggested design a series of practical phases and final pit for each option. The ultimate pit has been divided into 10 phases in the Super Pit option and 5 phases in the Hybrid option, based on optimized nested pit shell guidance, copper grade, gold grade, stripping ratio and the ability to access the pit.

●
In general, the contained resources in the pit design are composed of three ore types: oxide, low copper sulphide material named MacNeill and sulphide ore. For the Super Pit and Hybrid options, the contained oxide resource is similar: 130 Mt of ore with average gold and silver head grades of 0.36 g/t and 1.59 g/t, respectively. MacNeill ore is slightly different totalling 84 Mt of ore with average gold and silver head grades of 0.50 g/t and 1.05 g/t, respectively for the Super Pit the Hybrid option contains 74 Mt of ore with average gold and silver head grades of 0.49 g/t and 1.04 g/t, respectively.

●
The Super Pit option contains 893 Mt of sulphide ore with average gold, copper and silver head grades of 0.58 g/t, 0.24% and 1.13 g/t, respectively. The Hybrid option pit contains 660 Mt of sulphide ore with average gold, copper and silver head grade of 0.63 g/t, 0.26% and 1.18 g/t, respectively.

1.9	Recommendations

The project recommendations are detailed in section 26, however a summary of the main points indicates that all project options considered return positive cash flow and net positive value. However due to the greater degree of development required of the Full underground option the following are recommended

●
When all additional metallurgical and other Testwork has been completed a trade off evaluation should confirm that the considerations used in selecting the Super Pit option as the preferred option are still valid and that it is the option to develop to feasibility study (FS) level

●	Further options considering transport to port and concentrate treatment to remove arsenic should be evaluated in trade off studies prior to initiating detailed feasibility studies

●	Additional metallurgical studies regarding material characterization and metals recovery should be completed which may provide further input into process plant design and optimization

●	Mine fleet optimization studies and mine scheduling can be further developed in order to improve mine scheduling and also plant and equipment matching.

●
Development of hydrogeological model should be advanced. Whilst on the surface the project area is dry there exists the potential of disrupting the flow of water into the vegas (or shallow wetlands) used by the local nomadic community either by operations or installation of infrastructure.

●	Further geotechnical modelling in areas of high rotational force equipment such as mills and crushers and high load areas such as tailings dams and waste dumps should be initiated

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ii i The following formula was used to calculate AuEq values in each block of the model, where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (1,150 US$/oz and 2.50 US$/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65 % and 85 % respectively for sulphide material, and 78 % for Au and 11 % for Cu in the oxide zone

ii Super Pit Reserves Notes:

1.
Mineral Reserves are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/lb, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties of 3.08 % and 5 % were also applied. Metallurgical recoveries for oxides were 78 % for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade, defined as:

% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%

2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit
4.	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle
5.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
7.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
The life of mine strip ratio is 3.11

iii Open Pit Reserves Notes:

1.
Mineral Reserves for the open pit are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/oz, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties of 3.08 % and 5 % were also applied. Metallurgical recoveries for oxides were 78% for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver.

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Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade, defined as:

% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%

3.	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit
4.	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle
5.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
7.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
The life of mine strip ratio is 1.47

iv Underground Reserves Notes:

1.
Mineral reserves for the block cave in the underground mine were defined using the Laubscher dilution model, considering a 60 % Dilution Entry Point and a maximum ore column height of 500 m. The grade of the waste and inferred material was assumed as zero. Only sulphides material was considered as economical. The economic parameters used for the determination of reserves were a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/oz, an average mining cost of 7.0 US$/t. Processing and treatment costs used were 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver. Royalties of 3.08 % and 5 % were also applied. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery was a function of the head grade, defined as:

% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%

2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Dilution material considering waste and inferred resources was included as probable reserves
4.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
5.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
6.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces

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2.0	Introduction

The Caspiche project is located in the 3rd Region of Chile and is wholly owned by Exeter Resource Corporation (Exeter). The property is located 120 km ESE of Copiapó and is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold copper project 12 km to the south, and the Maricunga Gold Mine, 15 km to the north. The project location is shown is shown in Figure 2.1

Figure 2.1:    Caspiche Location Map (Source: Exeter, 2011).

MAP SHOWING ACCESS ALTERNATIVES
TO THE CASPICHE PROJECT
Co. La Fortuna
N
Portezuelo Paredones
Vega Llareta
La Angostura
MARICUNGA MINE
Rancho del Gallo
Pasto Grande
Vega La Colorada
Pasto Redondo
Vega de La Mona
Campamento
Caspiche
CASPICHE
PORPHYRY
La Guardia
Cordón Yeguas Heladas
CERRO CASALE
El Nevado
La Junta de Cachitos
Las
Cuevitas
Vegas Pastillos
LEGEND
EXISTING ROAD ACCESS
RUTA C-459 ACCESS ROAD COPIAPO TO MARICUNGA MINE
CURRENT PRIMARY ACCESS TO CAPICHE PORPHYRY
ALTERNATE ACCESS TO CASPICHE VIA RUTA C-459
ALTERNATE ACCESS TO CASPICHE VIA MARICUNGA MINE
ALTERNATE ACCESS TO CASPICHE VIA CERRO CASALE
CURRENT PRIMARY ACCESS TO CERRO CASALE
POTENTIAL ALTERNATE ROAD ACCESS
POTENTIAL ALTERNATE ACCESS TO CASPICHE

2.1	Terms of Reference

Exeter commissioned Aker Solutions (and sub-consultants) to complete a pre-feasibility study for the Caspiche Property.

This report has been prepared to define the scope, design features, and overall economics of the Caspiche project at a pre-feasibility level (equivalent to Class 4 cost estimate, following the AACE estimating guidelines) for Exeter Resource Corporation.

The study evaluated three mining options for the Caspiche ore deposit:

●	Super Pit option at a rate of 150 ktpd ore movement

●	Hybrid option with a 95 ktpd ore movement

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●	Full Underground option with 90 ktpd.

Each of these options considers the additional production of gold by a heap leach operation exploiting the leachable oxide and hypogene material exposed during prestripping and ongoing mining operations.

The principal consultants utilized by Exeter in the preparation of this document were:

●	Aker Solutions: Caspiche Sulphide PFS Final Report.

●	AMEC International (Chile): Geology and Resource

●	NCL Ingeniería y Construcción Ltda. Pit Design, Mine Planning and Geotechnical Revision.

●	McClelland Laboratories: Metallurgical Testwork

●	SGS: Metallurgical Testwork

●	Knight Pièsold: Design of tailings dam wall engineered face.

●	Technip: Roasting design.

●	Arcadis: SART plant design

●	Arcadis/IAL: Environmental Baselines Studies

●	Cube Consulting: Geology, database, resource estimate and associated topics review.

Exeter provided significant input into the study and was specifically responsible for preparation of the environmental and permitting section of the report.

2.2	Effective Dates

The effective date of this report is taken to be the date of the completion of the financial model for the Project on 1st December 2011. The dates for critical information used in this report are:

●	The Mineral Resource estimate and block model were completed on June 30, 2011.

●	The Oxide Stand Alone PFS was issued in June, 2011.

●	The Mineral Reserve estimate for the project was completed on October 31, 2011.

●	The final PFS mine plan was issued on October 31, 2011.

●	PFS mineral process engineering and capital cost estimate were completed on November 18, 2011.

There were no material changes to the scientific and technical information of the Project between the effective date and signature date of the report.

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3.0	Reliance on Other Experts

The QPs state that they are qualified persons for those areas as identified in the appropriate QP “Certificate of Qualified Person” attached to this Report. The authors have relied upon and disclaim responsibility for information derived from the following reports pertaining to mineral concession tenure, surface rights agreements, permitting, environmental and social impacts.

The QPs are not responsible for verifying the validity of Exeter’s exploration and mining concession tenure, rights to the Caspiche property or any operational permits or surface rights. For this, the authors have fully relied upon the opinion of Mr. Pablo Mir, a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill & Mir located in Santiago, Chile. The document references is an unpublished letter to Exeter Resource Corporation from Bofill Mir Abogados dated 30 September 2011 (Mir, 2011). This opinion is relied upon in sections 4.2 and 4.3 of the Technical Report.

A summary of the environmental baseline of the Caspiche property was prepared by the authors with reference to the following documentation prepared by environmental specialists IAL for the Caspiche Property. The authors have fully relied on and take no responsibility for information derived from experts in the following documents.

●	Inversiones IAL Ambiental Limitada, Proyecto Studio de Línea Base, Proyecto Minero Caspiche, August 2010.

●	Inversiones IAL Ambiental Limitada, Environmental Considerations, EBS Caspiche Mining Project, June 2011

Information from these documents has been used in Item 20 of this technical report.

The QPs have relied on market analyses derived from experts through the following document:

●	Selmar International Services Ltda in Conjunction With Neil S. Seldon & Associates Ltd, Marketing Assumptions for the Pre-feasibility Study for the Caspiche Project in Northern Chile, August 2011.

The authors of this report are independent of the company, have extensive experience in their field and are acknowledged experts in the marketing of copper concentrates globally.

John Wells the QP for item 19 has met with the report authors and reviewed the document and available supporting information. Information from this report has been used in Item 19 of this report.

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4.0	PROPERTY DESCRIPTION AND LOCATION

This description of the property was modified from Van Kerkvoort et al. (2008).

4.1	Location

The Caspiche property is located 120 km ESE of Copiapó in northern Chile (Figure 4.1). The property is situated at the southern end of the Maricunga metallogenic belt, between the undeveloped Cerro Casale gold-copper project 12 km to the south, and the operating Maricunga Gold Mine, 15 km to the north.

Figure 4.1:    Caspiche Location Map (Source: Exeter, 2011)

The geographic centre of the property is located at approximately 27° 41’ south latitude and 69° 18’ west longitude. The UTM (Zone 19J) coordinates using datum PSAD56 are 471,000 m east and 6,937,000 m north. Known mineralization on the Caspiche property is located in two areas: Caspiche Porphyry and Caspiche Epithermals (see Figure 4.2).

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Caspiche Porphyry has been referred to as Caspiche Central in previous technical reports. The Caspiche Epithermals has been referred to as Caspiche III in previous technical reports.

The Caspiche concessions are shown with gray background and Exeter concessions are outlined in black. Those concessions outlined in red pertain to the option agreement Exeter entered into with Xstrata in March 2011 where Exeter may acquire up to 100 % of these properties following completion of set work programs over a 4 yr period. All concessions shown in Figure 4.2 represent those where Exeter has the earliest dated concession and can exercise exclusive exploration and exploitation rights over the shown areas.

Figure 4.3 shows additional Exeter concessions (or portions thereof) which overlap third party concessions. These are covered by a hatched pattern.

4.2	Mineral Tenure and Agreements

Chile is a country with a stable mining industry with mature mining laws. There are two types of mining concessions in Chile, exploration concessions and exploitation concessions.

With exploration concessions, the titleholder has the right to carry out all types of exploration activities within the area of the concession. Exploration concessions can overlap, but only the titleholder with the earliest dated exploration concession over the area as indicated by their identification (ROL) number, can exercise these rights. For each exploration concession, the titleholder must pay an annual fee per hectare to the Chilean Treasury. Exploration concessions have duration of two years. At the end of this period, the concession may be renewed for 2 more years, in which case at least 50 % of the surface area must be renounced; or converted, in total or in part, into exploitation concessions.

With exploitation concessions, the titleholder has the right to explore and exploit the minerals located within the concession area and to take ownership of the extracted minerals. Exploitation concessions can overlap, but only the titleholder with the earliest dated exploitation concession over the area can exercise these rights.

The titleholder must pay an annual fee to the Chilean Treasury of approximately 5.80 USD/ha. Exploitation concessions are of indefinite duration, and therefore do not expire.

Concession owners do not necessarily have surface rights to the underlying land; however, they do have the right to explore or exploit the concession.

4.2.1	Mineral Rights

The Caspiche property is 100 % owned by Exeter Resource Corporation. Anglo American Norte S.A. (Anglo), formerly Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (EMABLOS) retains a 3 % Net Smelter Royalty (NSR) on production from the project under the terms of the option agreement and retains the right to repurchase the mineral properties for the amount that Exeter has incurred on the property in the event that commercial production has not commenced by March 31, 2026.

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Figure 4.2:    Property Map Showing All Exploration and Exploitation Concessions in the Caspiche Area Controlled by Exeter and the Position of Known Mineralization (Source: Exeter, 2011)

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Figure 4.3: Exeter Property Map Showing All Exeter Exploration and Exploitation Concessions in the Caspiche Area (Source: Exeter, 2011)

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At the effective time of this report, the Caspiche property consists of nine granted mining exploitation concessions totalling 1,262 ha and four exploitation concessions in application covering an additional 980 ha (Figure 4.2). The granted mining exploitation concessions derived from the Anglo and EMABLOS option agreement are listed in Table 4.1 and those under application are listed in Table 4.2.

The Troya property to the north of Caspiche (Troya 1/12, 120 ha) was also included as part of this agreement (Figure 4.2).

Table 4.1:     Exeter Caspiche Mining Exploitation Concessions - Granted

Concession Name	ROL	Hectares	Claim Order	Concession Type
Caspiche 1/10	03203 - 1455 - 0	100	ANGLO	Exploitation
Vega de Caspiche 1/9	03203 - 1493 - 3	81	ANGLO	Exploitation
Caspiche II 1/32	03203 - 1494 - 1	312	ANGLO	Exploitation
Caspiche Tercero 1/10	03203 - 1495 - K	100	ANGLO	Exploitation
Caspiche IV 1/7	03203 - 4659 - 2	70	EMABLOS	Exploitation
Caspiche IV 11/16	03203 - 4727 - 0	2	EMABLOS	Exploitation
Caspiche V 1/20	03203 - 4660 – 6	185	EMABLOS	Exploitation
Caspiche VI 1 /25	03203 – 4661 - 4	243	EMABLOS	Exploitation
Caspiche VII 1/20	03203 - 4662 - 2	169	EMABLOS	Exploitation
TOTAL		1,262

Table 4.2:     Exeter Caspiche Exploitation Concessions - In Application

Concession Name	ROL	Hectares	Claim Order	Concession Type
CASPICHE VIII 1 AL 30	N/I	300	ANGLO	Exploitation in application
ESCUDO IV 1/240	03203-5923-6	240	ANGLO	Exploitation in application
ESCUDO V 1/240	03203-5924-4	240	ANGLO	Exploitation in application
ESCUDO V1 1/100	03203-5925-2	100	ANGLO	Exploitation in application
LADO ESTE 1 1 AL 50	03203-5815-9	50	ANGLO	Exploitation in application
LADO ESTE 2 1 AL 50	03203-5816-7	50	ANGLO	Exploitation in application
TOTAL		980

The Caspiche exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter paid the annual license fee for the Caspiche concessions for the period 2011 to 2012 and Exeter expects to make all payments required to maintain the properties in good standing in the future. No encumbrances are registered on the concessions and they are subject only to an additional 0.08 % royalty to a third party Chilean company.

At the effective date of this report Exeter had been granted 39 mining exploration concessions over the original concessions, vacant ground and those of third parties, totalling 10,300 ha. These concessions are valid under Chilean law, but are considered junior to the Caspiche and third party concessions where they overlap. The concessions that overlap the Caspiche concessions were established by Exeter as a safeguard only. The Panorama and

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Bonanza series of concessions were established to allow for various infrastructure location scenarios. All granted mining exploration concessions are free of encumbrances and they are not affected by the payment of royalties or other obligations in favour of third parties. The granted Exeter mining exploration concessions are shown in Figure 4.3 and listed in Table 4.3.

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Table 4.3:   Exeter Exploration Concessions - Granted

Concession Name	ROL	Hectares	Claim Order	Concession Type
ESCUDO I	03203-8868-6	200	EXETER	Exploration
ESCUDO II	03203-8869-4	300	EXETER	Exploration
ESCUDO III	03203-8870-8	300	EXETER	Exploration
ESCUDO IV	03203-8871-6	300	EXETER	Exploration
ESCUDO V	03203-8872-4	300	EXETER	Exploration
ESCUDO VI	03203-8873-2	300	EXETER	Exploration
PANORAMA 1	03203-8780-9	300	EXETER	Exploration
PANORAMA 2	03203-8781-7	300	EXETER	Exploration
PANORAMA 3	03203-8782-5	300	EXETER	Exploration
PANORAMA 4	03203-8783-3	300	EXETER	Exploration
PANORAMA 5	03203-8784-1	300	EXETER	Exploration
PANORAMA 6	03203-8785-K	300	EXETER	Exploration
PANORAMA 7	03203-8786-8	300	EXETER	Exploration
PANORAMA 8	03203-8787-6	300	EXETER	Exploration
PANORAMA 9	03203-8788-4	200	EXETER	Exploration
PANORAMA 10	03203-8789-2	200	EXETER	Exploration
PANORAMA 11	03203-9845-2	300	EXETER	Exploration
LADO ESTE 1	03203-7445-6	100	EXETER	Exploration
LADO ESTE 2	03203-7446-4	100	EXETER	Exploration
LADO ESTE 4	03203-7448-0	100	EXETER	Exploration
MERLUZA 1	03203-9145-8	300	EXETER	Exploration
MERLUZA 2	03203-9146-6	300	EXETER	Exploration
MERLUZA 3	03203-9154-7	300	EXETER	Exploration
MERLUZA 4	03203-9155-5	200	EXETER	Exploration
CONGRIO 1	03203-9148-2	200	EXETER	Exploration
CONGRIO 2	03203-9149-0	300	EXETER	Exploration
SALMON 1	03203-9147-4	100	EXETER	Exploration
CORVINA 1	03203-9150-4	300	EXETER	Exploration
REINETA 1	03203-9151-2	200	EXETER	Exploration
REINETA 2	03203-9152-0	300	EXETER	Exploration
REINETA 3	03203-9153-9	300	EXETER	Exploration
BONANZA 1	03203-9357-4	300	EXETER	Exploration
BONANZA 2	03203-9358-2	300	EXETER	Exploration
BONANZA 3	03203-9359-0	300	EXETER	Exploration
BONANZA 4	03203-9360-4	300	EXETER	Exploration
BONANZA 5	03203-9361-2	300	EXETER	Exploration
BONANZA 6	03203-9362-0	300	EXETER	Exploration
BONANZA 7	03203-9363-9	300	EXETER	Exploration
BONANZA 8	03203-9364-7	300	EXETER	Exploration

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On March 4, 2011, Exeter entered into an option agreement with Xstrata Norte Exploraciones for their VIN properties located immediately east of the Exeter Caspiche licenses. The properties cover 2,690 ha with mineral rights over 1,793 ha and are shown in Figure 4.2 and Figure 4.3. The agreement with Xstrata provides for Exeter to acquire 100 % of the VIN properties by meeting escalating annual drilling requirements, to a total of 15,000 m, within 4 years. After the 15,000 m of drilling is completed, Xstrata has a once only back in right to acquire a 60 % interest in the property, provided the discovery of a deposit of greater than 100 Mt at >0.5 % copper has been made. Should Xstrata elect to back in, it must pay Exeter three times its expenditure on the property. In the event that Xstrata does not exercise its back in right, its interest will revert to a 2 % NSR. Exeter has the right to purchase 50 % of the NSR for USD 10 million.

The VIN exploitation concessions do not have expiration dates, and are in good standing as of the effective date of this report. Exeter will make all payments required to maintain the properties in good standing in 2011-2012. No encumbrances are registered on the concessions and they are subject only to the agreement with Xstrata detailed above.

The Xstrata concessions subject to the 100 % option agreement with Exeter are listed in Table 4.4.

Table 4.4:    Xstrata Concessions Subject to the 100% Option Agreement with Exeter

Concession Name	ROL	Hectares	Claim Order	Concession Type
VIN UNO 1 AL 20	N/I	200	EXETER	Exploitation
VIN DOS 1 AL 14	N/I	300	EXETER	Exploitation
VIN TRES 1 AL 14	N/I	300	EXETER	Exploitation
VIN CUATRO 1 AL 14	N/I	300	EXETER	Exploitation
VIN CINCO 1 AL 60	N/I	300	EXETER	Exploitation
VIN SEIS 1 AL 60	N/I	300	EXETER	Exploitation
VIN SIETE 1 AL 60	N/I	300	EXETER	Exploitation
VIN DOS 1 AL 46	03203-5685-7	230	EXETER	Exploitation
VIN TRES 1 AL 46	03203-5686-5	230	EXETER	Exploitation
VIN CUATRO 1 AL 46	03203-5687-3	230	EXETER	Exploitation

Figure 4.2 shows those Exeter concessions (including the Caspiche concessions and those held under the option agreement with Xstrata) in which Exeter holds the earliest dated concessions and controls exclusive rights to the mineral rights.

Table 4.5 shows all exploration and exploitation concessions applied for and / or controlled by Exeter.

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Table 4.5:     Summary of Ground Covered by Exeter Mineral Properties and Details of Exeter Concessions which Overlap Caspiche and Third Party Concessions

	Concession Block	Hectares
1	Total Exeter Caspiche concessions (includes Caspiche VIII)	1562
2	Exeter Troya concession	120
3	Unencumbered Exeter concessions (where Exeter has priority1)	4141
4	Xstrata concessions subject to option agreement with Exeter (less areas where Exeter has priority*)	1793
5	Total Area Controlled By Exeter (1+2+3+4)	7616
6	Unencumbered Exeter concessions that overlap Exeter Caspiche concessions.	1262
7	Unencumbered Exeter concessions that overlap third party concessions (including Caspiche and Xstrata)	4114
8	Total Area Of Exeter Concessions That Overlie Pre-existing Concessions (6+7)	5376

4.2.2	Agreements and Royalties

On October 11, 2005, Exeter entered into an option and royalty agreement (ORA) with Anglo and EMABLOS. The ORA is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the Centro de Arbitrajes de la Cámara de Comercio de Santiago A.G.

The original Exeter Anglo agreement covered seven projects, including Caspiche. According to the terms of the ORA, Exeter would gain an option to acquire a 100 % interest in the property by meeting certain expenditure and drill requirements, as set out in Table 4.6.

As of March 2011, Exeter had fulfilled the total expenditure and drilling requirements for the full term of the ORA and in April 2011 entered into an agreement to exercise the option to purchase the Caspiche project from Anglo American Norte S.A. and title was transferred to Exeter’s local subsidiary Minera Eton Chile S.A. This new purchase agreement dated April 13, 2011, superseded and replaced the original ORA, added additional tenure to the Caspiche property package and provided additional definition and details on the transaction.

4  Priority in this instance means that the Exeter properties have the earliest dated ROL number in the area and thus retain the exclusive right over the respective granted exploration and exploitation tenements in this area.

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Table 4.6:    Minimum Expenditures and Drilling Requirements under Exeter’s ORA with Anglo

Year	Minimum Expenditure (USD)	Drilling Requirements
1	250,000 (spent)	1,500 m (completed)
2	300,000 (spent)	2,000 m (completed)
3	400,000 (spent)	3,000 m (completed)
4	600,000 (spent)	4,000 m (completed)
5	1,000,000 (spent)	5,000 m (completed)
TOTAL	2,550,000 (spent)	15,500 m (completed)

According to the purchase agreement, Anglo holds a royalty equal to a 3 % net smelter return from the commencement of the commercial production of the Caspiche Project. USD 250,000 is payable annually for the first 10 years to March 2021 and then USD 1 million per year through March 2026. These payments terminate upon the commencement of commercial production at Caspiche. The NSR is not payable in months when the gold price is below 325 USD/oz. If 15 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures.

Exeter has paid the annual license fees for all additional concessions for the period 2010 to 2011.

Exeter relied on the opinion of Mr. Pablo Mir of Bofill Mir Abogados regarding the validity of the option agreement and the title of the optioned lands (Mir, 2011).

The property has been legally surveyed.

4.3	Operational Permits and Jurisdictions

4.3.1	Environmental Permits

On March 6, 2009 Exeter’s DIA (Environmental Impact Declaration) was approved allowing the company to undertake future exploration activities. All drilling activities at Caspiche have been permitted through the approved DIA. No additional permits are required for exploration activities at Caspiche. Additional permits will be required for the exploitation of the Caspiche orebody. There are no further environmental liabilities known for the project at this time.

4.3.2	Surface and Land Rights

In accordance with that set forth in the Chilean Mining Code any titleholder of a mining concession, whether for exploration or exploitation, shall have the right to establish an occupation easement over the surface land as required for the comfortable exploration or exploitation of its concession. In the event that the surface property owner is not agreeable to grant the easement voluntarily, the titleholder of the mining concession may request said easement before the Courts of Justice who shall grant it upon determination of the compensation for losses as deemed fit.

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On March 15, 2011, Exeter’s local subsidiary Minera Eton Chile S.A (“Eton”) was granted an occupation easement over an area of 1.77 hectares where the project camp is located. The duration of this easement is three years which may be extended only once for three more years. According to this contract, Exeter must pay a mutually agreed amount every three months.

On June 16, 2011, the Ministry of Public Land (Bienes Nacionales) granted Exeter a lease over an area of 1,313.24 hectares in the area of the Caspiche project. The duration of the initial contract is five years from May 3, 2011 and is renewable thereafter. An annual rental payment is to be paid quarterly by Exeter.

4.3.3	Water Use Rights

Exeter’s Chilean subsidiary requested three permits for the exploration of underground water, covering a total area of 69,125 ha. One of these exploration permits covering 10,726 ha was granted by the relevant government authorities on September 13, 2011 while applications for the two other permits were being processed at the effective date of this report.

On February 4, 2011, Exeter entered an exclusive option agreement with a private company to purchase surface use water rights for an amount of 300 litres per second, located approximately 150 km to the north of the project. According to the Water Option agreement, Exeter must pay option payments every six months. Exeter has made two of these payments at the time of this report. Exeter can purchase the water rights upon exercising the Water Option agreement.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE and PHYSIOGRAPHY

5.1	Accessibility

Access to the project is by 183 km of paved and gravel road from Copiapó. The initial 22 km of road running south from Copiapó through the town of Tierra Amarilla is paved highway which connects to a 161 km treated gravel road that runs east-southeast to the project site (ruta C-459). Currently, total driving time from Copiapó to site is approximately 3 hours. The main gravel road serves as a regional transportation route to Argentina and is gradually being upgraded. This route also serves the nearby Maricunga Gold Mine (Kinross Gold Corp.) and Cerro Casale gold-copper project (Kinross Gold Corp. and Barrick Gold Corp.). From this road, several access alternatives exist to the project and other additional access options have been identified if required (Figure 5.1).

Copiapó is the principal city of Chile’s III Region and has a population of approximately 130,000 people. It has a long history as a mining centre with excellent mine support infrastructure and also has a significant agricultural industry based on fruit growing. Copiapó is situated on national Ruta 5 which forms part of the continental Pan-American Highway. It is serviced by three Chilean airlines and has multiple daily services with Santiago and other regional centres.

5.2	Climate

The climate at Caspiche is typical for the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Day-time temperatures in summer months approach 23 °C, with night-time lows of 5 °C. Day-time temperatures in winter are around freezing, with night-time temperatures dropping to -15 °C. Exploration field seasons generally run from late October through mid-May. Operating mines in the area, such as the nearby Maricunga Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m.a.s.l. Upon development, it is expected that the mine will be operated year-round. Exeter operates three automatic weather stations to monitor detailed climatic variations.

5.3	Local Resources

There are no significant population centres in the immediate vicinity of the Caspiche project. There are a number of local communities who raise crops and livestock in conducive areas of the valleys that drain the region. However there is a significant skilled and semi-skilled workforce population in the Copiapó valley stretching from Tierra Amarilla to the north through Copiapó to Caldera on the coast and on up through Regions II and I to Antofagasta and beyond. Chile generally is an advanced country in terms of mining technology and infrastructure and supplies high quality mining professionals to other countries.

The Copiapó river and its tributaries are the main source of drinking and industrial/agricultural water for the Region and its resources are currently fully exploited. New and developing mining projects are either planning to exploit high altitude Andean endorheic basins with no hydraulic connection to the Copiapó River, or raw or desalinated sea water.

All workforce transport is by private vehicles. Existing mines and exploration projects house their workers in fully serviced camps with workers travelling in and out on a roster system.

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Exeter will follow this procedure during construction and operation of Caspiche. Average travel time from Copiapó to the Maricunga region by bus is 3 to 4 hours.

Figure 5.1:     Caspiche Location Map (Source: Exeter, 2011)

MAP SHOWING ACCESS ALTERNATIVES
TO THE CASPICHE PROJECT
Co. La Fortuna
N
Portezuelo Paredones
Vega Llareta
La Angostura
MARICUNGA MINE
Rancho del Gallo
Pasto Grande
Vega La Colorada
Pasto Redondo
Vega de La Mona
Campamento
Caspiche
CASPICHE
PORPHYRY
La Guardia
Cordón Yeguas Heladas
CERRO CASALE
El Nevado
La Junta de Cachitos
Las
Cuevitas
Vegas Pastillos
LEGEND
EXISTING ROAD ACCESS
RUTA C-459 ACCESS ROAD COPIAPO TO MARICUNGA MINE
CURRENT PRIMARY ACCESS TO CAPICHE PORPHYRY
ALTERNATE ACCESS TO CASPICHE VIA RUTA C-459
ALTERNATE ACCESS TO CASPICHE VIA MARICUNGA MINE
ALTERNATE ACCESS TO CASPICHE VIA CERRO CASALE
CURRENT PRIMARY ACCESS TO CERRO CASALE
POTENTIAL ALTERNATE ROAD ACCESS
POTENTIAL ALTERNATE ACCESS TO CASPICHE

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5.4	Current Infrastructure

Caspiche is a green field site, and thus existing site infrastructure is limited to an exploration camp and roads.

The property is large enough to host an open pit or underground mining operation, although optimum locations for infrastructure may overlie third party mining claims. Concession owners have the right to establish an occupation easement over the surface as required for the comfortable exploration or exploitation of the concession. The majority of the area required by Exeter is owned by the Chilean government. The process for obtaining permits for easements and water rights is straightforward in Chile.

On March 15, 2011, Exeter was granted an occupation easement over an area of 1.77 ha where the project camp is located. In addition, the Ministry of Public Land of the Chilean government (Bienes Nacionales) granted Exeter a surface rights lease over an area of 1,313.24 ha in the area of the Caspiche project. The duration of the initial occupation easement and surface rights contract is three and five years respectively with both being renewable thereafter.

As of the effective date of this report, Exeter entered an exclusive option agreement with a private company to purchase surface use water rights for an amount of 300 l/s and negotiations are ongoing for access to additional water.

Exeter’s Chilean subsidiary also requested three permits for the exploration of underground water, covering a total area of 69,125 ha. One of these exploration permits covering 10,726 ha was granted by the relevant government authorities on September 13, 2011 while applications for the two other permits were being processed at the effective date of this report.

Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. Copiapó and the surrounding areas are serviced by an extensive power grid known as the Central Interconnected System, which also services the main population centres around Santiago and further south. Plans are currently being implemented to considerably strengthen the power generation and distribution system in the region by the development of a new port and coal-fired power station on the coast to the east of Copiapó. The current schedule for start up of this development is the second half of the decade which should be ideal timing for Caspiche project development.

5.4.1	Physiography

The Caspiche property is located high in the central Chilean Andes within the region commonly described as the Atacama Desert. The topography within the property is almost entirely volcanic in nature and consists of broad open areas of moderate relief and prominent ridges with limited cliff zones of exposed bedrock (Figure 5.2 and Figure 5.3). The Caspiche property itself lies within the catchment of the Copiapó river tributary system, however a little further to the north-west an intermediate ridgeline and valley system closes the high Andean drainage resulting in a chain of endorheic saline lakes stretching considerable distances within the high Atacama region.

Elevation within the property ranges from 4200 m to 4700 m.a.s.l. Vegetation is limited to grasses and small thorny bushes and small marsh areas at the junction of creeks. Wildlife

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includes guanaco, vicuña, foxes, rabbits, ground squirrels, hawks, condors and small reptiles.

Figure 5.2:     Photograph of Caspiche Property Looking East (Source: Exeter, 2011)

Figure 5.3:     Photograph of Caspiche Property Looking West (Source: Exeter, 2011)

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6.0	HISTORY

The following project history was modified from Van Kerkvoort et al. (2008).

The southwest part of the property, which includes Caspiche Porphyry, was staked in 1986 by Anglo as part of a generative exploration program covering the entire Maricunga metallogenic belt. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche Epithermals mineralization and staked an additional 2,561 ha to cover it. Newcrest decided to abandon exploration in South America in 1998, and the ground held by Newcrest lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property position.

Anglo was the first to explore the Caspiche area. Between 1986 and 1990, Anglo conducted three field campaigns on the property. The first campaign consisted of rock-chip and grid-soil geochemical surveys, where a total of 842 rock-chip samples and 431 soil samples were collected. These surveys identified a 650 m by 300 m zone of the Caspiche Porphyry area that was strongly anomalous at surface in gold, silver, copper, and arsenic. Eighty rock samples returned values greater than 1 g/t gold, with a high value of 5.45 g/t gold.

During the 1988 field season, Anglo drilled 568 m in 12 shallow air rotary holes in the Caspiche Porphyry sector. These drill holes targeted near-surface gold mineralization identified in hydrothermally altered volcanic rocks, and delineated by geochemical surveys. Drilling from this campaign intersected significant widths of mineralization in several holes, including 32 m grading 1.10 g/t gold in SHC-4 and 48 m grading 1.03 g/t gold in SHC-5.

During the 1990 season, Anglo drilled 950 m in six reverse circulation (RC) holes, exploring the Caspiche Porphyry gold system to greater depths. Results from this program yielded narrow intersections of gold mineralization, including 10 m grading 1.09 g/t gold in SPC-02 and 34 m grading 0.63 g/t gold in SPC-05.

During the first field season of the option in 1996-997, Newcrest conducted geological mapping; rock geochemical surveys; aeromagnetic and IP / resistivity geophysical surveys; and drilled 3,298 m in 14 RC drill holes. Twelve holes were drilled at Caspiche Porphyry to follow-up disseminated mineralization discovered by Anglo, and testing of targets defined by the geochemical and geophysical surveys. Two holes were drilled in the Caspiche Epithermals area, targeting epithermal-style mineralization indicated by anomalous gold and mercury surface geochemistry.

During the 1997-1998 field season, Newcrest conducted soil geochemical surveys, geological investigations and drilled 4,123 m in 22 RC drill holes at the Caspiche Porphyry and Caspiche Epithermals prospect areas. Porphyry-style gold-copper mineralization was encountered in several of the drill holes at Caspiche Porphyry.

Exeter optioned the property in October 2005. No significant exploration work was reportedly conducted on the property from the end of the Newcrest drill campaign until Exeter began work.

In 2006 and 2007, Exeter compiled historic exploration data into a geographic information system (GIS), reprocessed existing geophysical data, completed geological mapping of the property area, collected rock-chip samples and conducted controlled source audio-frequency magnetotellurics (CSAMT), pole-dipole induced polarization (PDIP), and natural source magnetotellurics geophysical surveys. In 2008 and 2009, Exeter completed property-scale geological mapping, a PIMATM (field portable, infrared spectrometer useful for mineral

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identification) study of drill core samples, a soil orientation survey over the Caspiche Porphyry area, a reinterpretation of the regional geophysical data and age dating work.

From 2006 through September 2011, Exeter completed over 66,000 m of drilling in 99 drill holes, mostly as deep diamond drill holes in the Caspiche Porphyry area. Other work conducted during this period included geological mapping of the surface of the property, geochemical and geophysical surveying to help guide exploration for additional intrusive centres, geotechnical logging and geomechanical testing of a significant number of oriented drill cores and metallurgical testwork to determine expected metallurgical recoveries and guide process design.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

The following description of the regional geology was modified from Van Kerkvoort et al. (2008).

7.1	Regional Geology

The Caspiche property is located in the Maricunga metallogenic belt, a north-northeast trending, linear zone containing at least 14 occurrences of gold and / or silver mineralization between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991; Figure 7.1).

The Maricunga belt consists of a series of volcanoes of andesitic to dacitic composition (Figure 7.2). These volcanoes are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens, and Paleozoic to Triassic age basement rocks are exposed in intervening horst blocks. Volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene age (26 to 20 Ma). The second occurred during the middle Miocene age (16 to 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene age (11 to 7 Ma) and late Miocene to early Pliocene age (7 to 5 Ma), respectively, and included the formation of two pronounced volcanic edifices, Volcán Copiapó and Volcán Jotabeche (Figure 7.2).

Two main structural trends are important in the Maricunga belt. North-south to north-northeast trending high-angle reverse faults form a series of horsts and graben blocks. It is these graben structures that host significant west-northwest to north-northwest trending structures occuring as normal trans-tensional faults, dykes, veins and linear alteration zones, and are associated with alteration and mineralization in late Oligocene to early Miocene age volcanic centres.

The Maricunga belt hosts numerous significant mines and advanced projects. The deposits are typically of the porphyry gold-copper style or high sulphidation epithermal gold-silver. Examples of porphyry deposits in the Maricunga belt are the Maricunga mine, Cerro Casale, and Lobo Marte. High sulphidation examples include La Coipa and La Pepa. Figure 7.2 illustrates the regional geology of the Maricunga metallogenic belt. A strong northwest-southeast structural control to the mineralization is typical of many of the deposits. Some Maricunga deposits have epithermal alteration textures superimposed (telescoped) onto porphyry alteration textures.

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Figure 7.1:      Metallogenic Belts of Northern Chile and Argentina (Source: Vila and Sillitoe, 1991)

PERU
BOLIVIA
50
100
150
200
Altiplano-Puna
20°
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
25°
Ext. Of Easter "Hot Line"
Bajo de la Alumbrera (Late Miocene)
MARICUNGA BELT (Late Olig.-Miocene)
Copiapo
El Indio Belt (Miocene)
30°
Peru-Chile Trench
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km
35°
70°
65°

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Figure 7.2:     Regional Geology of the Maricunga Metallogenic Belt (Source: Vila and Sillitoe, 1991)

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7.2	Property Geology

The following description of the property geology was modified from Tolman and Perkins (2010)

In Figure 7.3, the black line indicates the outer property boundary of the main property block, excluding Caspiche 1/10, Vega de Caspiche 1/9, and 2009 Exeter concession blocks. Figure 7.4 shows a representative geological cross-section of the Caspiche Porphyry deposit looking NNW.

Figure 7.3:  Bedrock Geology of the Caspiche Property (Source: Exeter, 2011)

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Figure 7.4:   Gold Grade Histogram in Red, Copper Grade Histogram in Purple (Source: Exeter, 2011)

SECTION CSD 023
CSD037
CSD032
CSD023
CSD014
CSD031
1,214 m @ 0.9 Au ppm & 0.33 Cu %
LITHOLOGY
Overburden
Late mineral diatreme breccia
Inter-mineral quartz diorite porphyry second phase and associated breccia
Inter-mineral quartz diorite porphyry first phase and associated breccia
Early diorite porphyry and associated breccia
Volcanic breccia (probable Diatreme)
Sandstone and siltstone
OTHER SYMBOLS
Base of leached capping
SCALE:
Scale 1:5.000
metres

Drilling during the 2008-2009 and 2009-2010 campaigns led to an improved understanding of the alteration model at Caspiche Porphyry. The extent of late-stage advanced argillic alteration was confirmed, and the distribution of potassic alteration in the lower levels of the system was established. Supergene oxidation occurs dominantly as a flat lying blanket

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deepest in the central parts of the system. Vuggy quartz ledges intersected in the northern, eastern and southern part of Caspiche Porphyry are oxidized to depths of 150 to 200 m.

Infill drilling during the 2010-2011 campaign has confirmed the veracity of the previously proposed Caspiche alteration and geological model and has provided an improved context for peripheral exploration. Interpretation of drill core (by Exeter geologists and consultants), together with recent geological modelling and resource estimation has highlighted the following significant findings:

●
The host rocks at depth surrounding the porphyritic intrusive rocks are flat lying, at least 700 m thick, and contain sedimentary breccia, andesitic volcanic rocks, and abundant sandstone and siltstone.

●	The andesitic volcanic breccia is an important host to mineralization in the shallow parts of the Caspiche Porphyry deposit and is widely distributed in the immediate Caspiche area.

●
Modelling of the porphyritic intrusives shows them to be a sigmoidal, Z-shaped body in which the early diorite porphyry phase is surrounded by a discontinuous shell of inter-mineral quartz diorite porphyry.

●
The propylitic halo to the Caspiche Porphyry system has been intersected to the southwest about 600 m from the porphyry intrusive contact. Further definition of this halo at depth, below the overprinted advanced argillic zone, should effectively delimit the system.

●	A potassic-calcic zone, defined by the presence of actinolite, K-feldspar and magnetite, occurs at depth in the centre of the system. It is sulphide deficient, and forms a base to the ore zone.

●
An extensive zone of chlorite-sericite with and without albite alteration of siliciclastic sedimentary rocks appears to close off the system eastwards. However, a distal propylitic zone, like that defined previously to the west, has yet to be encountered.

●	Deep drilling along the west side of the system demonstrated the existence of a 700 m thickness of monotonous, polymict breccia, thereby confirming that it must define a phreatomagmatic diatreme.

●
The MacNeill gold-zinc zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration.

●
The principal rock types defined at Caspiche are assigned to four broad units: pre-mineral sedimentary rocks, volcanic breccia of probable diatreme origin that also predates much of the mineralization, several porphyry intrusions, and a post-mineral diatreme breccia.

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7.2.1	Volcano-sedimentary Units

The sedimentary rocks are separated by disconformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age.

The Caspiche Formation is exposed at the western margin of the property (shown in purple in Figure 7.3). It is composed of columnar jointed andesite lava flows. Approximately 1 km west of the property boundary, the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastic siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200 m thick (shown in light green in Figure 7.3). At Caspiche Epithermals, in the east of the property, the formation is crudely stratified with shallow, west-dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstone separates the pyroclastic horizons. On the northern flank of Caspiche Porphyry, the formation contains pumice-rich pyroclastic flows that are locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post-date alteration and mineralization (shown in tan and gray in Figure 7.3). This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastic deposits that contain vuggy silica and massive silica-altered clasts of the Rio Nevado Formation. The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

Unconsolidated quaternary deposits cover over 90 % of the Caspiche project area, and include debris flows, glacial moraines, colluvium, alluvium and “vegas” (local term for small wetlands that are common on valley floors in the Andes). Drilling indicates the quaternary cover can be up to 80 m thick. These rocks are not shown in Figure 7.3 in order to show the distribution of the bedrock units.

In the Caspiche Porphyry area, the sedimentary rocks surround the composite porphyry stockworks on all sides roughly 500 m to 750 m below the surface (3700 m to 3870 m elevation level). The rocks comprise a monotonous sequence of hornfelsed and highly-altered sandstones and siltstones that in places display no obvious textural variation over tens of metres; hence, their previous designation as microdiorite. Locally, however, relict bedding at high angles to the core axis is observed, confirming the sedimentary origin of the package, which exceeds 400 m in thickness. Minor bodies of probable andesite porphyry, characterized by centimetre-sized plagioclase phenocrysts in a black, fine-grained, and highly altered groundmass, cut the sedimentary rocks locally, particularly near their upper contact. The andesite porphyry bodies are clearly intrusive because of the presence of chilled margins, but it is uncertain if they represent sills, dykes, or both.

The sedimentary rocks are overlain by 500 m to 750 m of volcanic breccia. The extent of this unit in the Caspiche Porphyry area is very extensive and has been noted over more than 1 km north-south and 3 km east-west. The breccia is polymictic and mainly composed of rounded to sub-angular clasts surrounded by a difficult to identify, highly altered, fine-grained, fragmental matrix. The clasts are typically between 1 cm and 3 cm in size, but locally up 10 cm. No evidence of bedding or size sorting has been observed.  Intense

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alteration precludes certain identification of most clast lithologies, but the remnant textures and characteristic absence of magmatic quartz grains suggest that andesite, diorite and their porphyries predominate. Hornfelsed sedimentary rock and, very locally, andesite porphyry clasts are prominent in the breccia within a few metres of the contacts with these rock types. Although most clasts are internally homogeneous, recognition of veinlets confined in a minority of clasts is important, because it indicates hydrothermal activity occurred prior to breccia formation.

The origin of this volcanic breccia unit remains uncertain; however, it seems likely to be part of a large diatreme. The lack of bedding and size sorting over several hundred vertical metres would appear to preclude subaerial accumulation of the breccia. The presence of mineralized material in its clasts suggests that the diatreme was emplaced after the Caspiche porphyry system was initiated. It is unlikely that such material could have been transported from a distant volcano. Diatreme formation may even have aborted an early hydrothermal event at Caspiche. Previous interpretations centred the intrusive vent in the Caspiche Porphyry area, but the spacing of the drill pattern after the 2008-2009 drill programs effectively negated this possibility. Therefore, the vent is currently thought to lie beyond the core of the system, possibly to the north.

7.2.2	Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stockworks located at Caspiche Porphyry that extend to the north and south. Locally, these exhibit chilled margins and flow banding. At depth at Caspiche Porphyry, two main porphyry intrusions constitute the well mineralized Caspiche stockwork, and a third porphyry intrusion abuts the Caspiche stockworks to the west and south. The two main porphyry intrusions are referred to as the Early Diorite Porphyry (DP) and the Early Inter-Mineral Porphyry (QDP1) and are interpreted to be early and early inter-mineral phases of the same intrusions. The third porphyry referred to as the Late Inter-Mineral Porphyry (QDP2) and is interpreted to be a late to inter-mineral phase.

The mineralized stockwork measures approximately 300 m by 400 m in plan, and does not vary appreciably in size over its defined 1200 m vertical extent. The DP appears to expand in size below the 3600 m elevation level, although it is intruded by a body of the Early Inter-Mineral Porphyry at this level. The bulk of the Early Inter-Mineral Porphyry lies east of the Early Diorite Porphyry, although a narrow, dyke-like body of Early Inter-Mineral Porphyry also follows the western side of the Early Diorite Porphyry. A fine-grained diorite porphyry occurs locally as a minor dyke within the mineralized stockworks, which it appears to post-date. The Late Inter-Mineral Porphyry is well-defined at shallow levels, where it constitutes a curved, body that wraps around and truncates the western and southern sides of the earlier intrusions. At depth, however, the Late Inter-Mineral Porphyry is appreciably smaller.

The Early Diorite Porphyry is considered dioritic in composition because of the lack of quartz phenocrysts. Plagioclase and biotite phenocrysts are abundant and accompanied by subordinate hornblende. The original texture of the Early Diorite Porphyry is partly obliterated by intense alteration and veining. Veining is dominated by an intense, multi-directional, A-type quartz-veinlet stockwork. Near the top of the intrusive body, this type of veining constitutes more than 50 % of the rock mass. Magnetite-only and quartz-magnetite veinlets are also widely developed as part of the stockwork.

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The inter-mineral phases are coarser-grained and texturally better preserved than the DP.  The inter-mineral phases contain quartz phenocrysts, and thus are interpreted to be quartz diorite porphyries. The Late Inter-Mineral Porphyry is noticeably coarser-grained and contains larger quartz phenocrysts than the Early Inter-Mineral Porphyry. The Early Inter-Mineral Porphyry is cut by abundant, relatively narrow (<0.5 cm), A-type quartz veinlets, but truncates many of the quartz veinlets in the early porphyry, including all those with widths of 1-4 cm. Quartz veinlet xenoliths are commonplace in the Early Inter-Mineral Porphyry, especially near contacts with the Early Diorite Porphyry.  In contrast, the Late Inter-Mineral Porphyry is only weakly veined and, in its western parts, displays low alteration intensity and preservation of magmatic biotite and magnetite.

7.2.3	Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery. Newcrest interpreted several of these lineaments to be major fault zones, including a west-northwest trending structure north of Caspiche Porphyry. Exeter found no clear evidence of this fault zone being a controlling feature in the field during geological mapping in 2009.

Several minor faults and breccia systems have been identified within the Caspiche prospect from drilling. Despite preliminary attempts, no compelling correlations have been drawn to map the existence of major late faults indicating significant offsets, with the exception of a single vertically dipping, structure orientated NW-SE on the north-eastern edge of the system beyond the mineralized envelope.  Another significant zone of structural weaknesses lies on the western contact of the lower flange of the late diatreme where scouring from the diatreme has generated a zone of 3 to 4 m of finely ground rock with a sand size consistency.

The prior existence of major mantle tapping structures is evidenced by the emplacement of the cluster of westward younging porphyry intrusions. The emplacement of the porphyry bodies appears to have healed or closed the upper extremities of these structures and/or the potential trap site which halted the porphyry intrusions ascension towards the paleo surface at least in the area of the Caspiche prospect.

The broadly west younging porphyry association is attributed to progressive emplacement along the porphyry-sedimentary basement contact which would be the path of least lithostatic resistance to ascending magmas. Detailed checking of minor faults with consistent orientations between adjacent drillholes commonly shows different thicknesses, styles and fill mineralogy suggesting the correlation with consistent orientation may not imply connectivity. These can be interpreted to be related to secondary and tertiary fracturing of rock which remained unhealed during inter-mineral and late-mineral porphyry emplacement and brecciation.

7.2.4	Alteration

There are four end member alteration types noted on the Caspiche property:

●	Porphyry style stockwork vein and associated alteration;

●	Retrograde hydrothermal alteration;

●	High sulphidation epithermal style alteration;

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●	Supergene leaching and oxidation.

At Caspiche Porphyry, all four alteration styles are present. At Caspiche Epithermals no porphyry-style stockwork vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Alteration is complex at Caspiche Porphyry. There are strong vertical controls, as well as proximal versus distal alteration mineralogy assemblages for the various styles. Pervasive overprinting by successive alteration events has frequently destroyed most primary textures, making identification of the original lithologies difficult. Porphyry stockwork style mineralization and associated alteration is not observed at surface, but has been intersected extensively in drill holes. The alteration comprises an inner potassic zone of potassium feldspar and biotite. These minerals are observed as independent zones and overlapping other alteration styles. Where unaffected by later alteration, magnetite as disseminations and hairline veinlets accompany the potassic alteration. Potassic alteration has a positive correlation with veining. Frequently potassium feldspar is observed as selvages on veins up to several centimetres wide which grades out into secondary biotite-dominated alteration.  Biotite alteration is also developed in that portion of the Cretaceous Caspiche Formation basement that has undergone high temperature pro-grade hornfels contact metamorphism. In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay. This has been described as a breccia, but can be traced laterally, where it grades into lithic tuffs. In some intrusive stockworks the upper cupola zone contains an intense “wormy” quartz texture. At deeper levels more typical A- and B-style porphyry stockwork veining is observed with late stage sulphidic D-veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

In some cases, propylitic alteration assemblages comprising epidote-chlorite-pyrite are observed in surface exposures within 1 km from the limits of potassic-altered zones, but generally propylitic alteration only occurs more distally. Propylitic-altered rocks have not been intersected to date on the western side of the system. The rocks between the potassic and propylitic alteration zones are variably clay-altered, but it is not certain if this is an argillic alteration halo related to the porphyry mineralizing event or if it is the result of the late-stage retrograde argillic-phyllic event.

A potassic-calcic zone, defined by the presence of actinolite, K-feldspar and magnetite, occurs at depth in the centre of the system, is sulphide deficient, and forms a base to the ore zone.

An intense retrograde argillic-phyllic (clay-sericite) alteration has affected the upper levels of the porphyry system, and locally extends deep within it. In the strongly-affected zones, the potassic alteration mineral assemblages have been completely overprinted with clay and philosilicate minerals, leaving zones of strong stockwork veining with a soft white “bleached” matrix. Potassium feldspar and biotite have been completely replaced. The contact between this zone and the underlying potassic alteration dips toward an apparent “draw-down” zone. The retrograde event has converted magnetite to specular hematite (martitization), but it does not appear to have affected the gold and copper distribution.

In some lithologies, and most notably in the lithic tuff unit, selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance. A similar texture is observed proximal to intrusive contacts. This texture is thought to be the product of abundant xenoliths, or magma stopping.

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The high-sulphidation epithermal zone is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Porphyry mineralization. The ridges comprise strongly silicified crystal-lithic tuff and quartz-feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica. In the volcanic units, lithic clasts have been selectively dissolved or replaced by kaolin – alunite – quartz ± pyrophylite ± dickite assemblages. These zones are interpreted as high-level advanced argillic-altered silica cap zones. The silica caps contain structurally controlled tufasite breccia dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix. These structural zones can be traced outward to adjacent argillic-altered areas where they are observed as linear zones of vuggy residual silica, or silica-ledges.

Oxidation and supergene effects are notable in the upper 100 m to 150 m and occasionally down to 200 m. The primary effect is the oxidation of pyrite, with the resultant acid conversion of minerals other than silica into kaolin.  The contact between oxide and sulphide material is sharp. Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because copper-enriched solutions migrated laterally. Visually the contact is easy to pick and is geochemically sharp with a notable depletion in copper in the oxide zone to less than 0.03%.

Outcropping hydrothermal alteration at Caspiche Epithermals is developed entirely in felsic lithic tuffs of Rio Nevado Formation. Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more widespread silica flooding. At the eastern extent of the Caspiche Epithermals zone at the boundary of the property, the rocks are affected by low-temperature silica and argillic mineral assemblages that are characteristic of steam-heated alteration which forms above paleo-water tables in high-sulphidation-style alteration systems.

7.2.5	Mineralization

The following description of the mineralization was modified from Van Kerkvoort et al. (2008).

Mineralization has been encountered in two main areas of the Caspiche property. These two areas are called Caspiche Porphyry and Caspiche Epithermals.

All high-sulphidation epithermal, intermediate-sulphidation epithermal and porphyry-style mineralization occur at Caspiche Porphyry. High-sulphidation epithermal-style alteration outcrops at Caspiche Porphyry, and hosts disseminated gold in felsic volcanic rocks and dioritic to quartz dioritic quartz-feldspar porphyry intrusive rocks. Modelling of the mineralization indicates the presence of an upper gold-bearing oxide zone underlain by a lower gold-copper-bearing sulphide zone. Porphyry-style stockwork quartz veining, containing gold and copper mineralization, has been intersected over broad lengths in drill holes. Gold only mineralization from the MacNeill zone partially overprints and upgrades the western edge of porphyry style mineralization and is confined to the underside of the eastward-flared, late-mineral diatreme contact. No porphyry-style mineralization or intermediate-epithermal style mineralization has been observed at surface on the property. This is in part due to the extensive alluvium and colluvium which covers approximately 90% of the Caspiche property area.

Mineralization is hosted primarily by diorite porphyry and mineralized basement and andesitic volcanic rocks, covered by up to 60 m of alluvial waste. The upper 100 – 200 m

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below the surficial deposits is generally mineralized only in gold and low level silver, and the onset of copper mineralization generally coincides with the commencement of sulphide mineralization. No significant supergene oxide mineralization has been observed at Caspiche Porphyry. Mineralized intercepts in and around the diorite porphyry appear to have good continuity, and yield consistent intercepts of several hundred metres of porphyry-style, sulphide mineralization grading between 0.3 g/t and 1.0 g/t gold, and 0.1 % and 0.4 % copper. Near surface, oxide intercepts at Caspiche Porphyry generally range between 20 m and 200 m grading between 0.2 g/t and 1.2 g/t gold and <0.02 % copper.

At Caspiche Epithermals prospect, only high-sulphidation epithermal style alteration and mineralization have been observed and intersected by drilling to date. Potential for porphyry-style mineralization at depth remains, because drilling to date at Caspiche Epithermals has mostly targeted near-surface high-sulphidation epithermal mineralization and thus reached only relatively shallow depths in most areas. One deeper drill hole completed in 2009 to the west of the system and an additional two deeper drillholes in the southern portion of the prospect failed to intersect intrusive rocks or proximal porphyry-style alteration and mineralization downgrading the potential for these areas.

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8.0	DEPOSIT TYPES

The following discussion of deposit types was modified from Van Kerkvoort et al. (2008).

Stockwork-hosted, gold-copper porphyry, high-sulphidation epithermal gold mineralization and intermediate-sulphidation gold mineralization styles have been recognized on the Caspiche property. Mineralization at Caspiche Porphyry is interpreted to be a high-sulphidation epithermal gold deposit above a gold-rich, gold-copper porphyry deposit. The MacNeill zone, confined beneath the underside of the eastward-flared, late-mineral diatreme contact, is assigned an intermediate-sulphidation epithermal origin. It appears to be the product of the final mineralizing event in the Caspiche system, post-dating all alteration and partially overlapping Caspiche mineralization.

The Maricunga metallogenic belt contains significant gold-rich, gold-copper porphyry deposits, and high-sulphidation epithermal gold ± copper ± silver systems. In some cases the high-sulphidation epithermal systems are superimposed on the porphyry style mineralization. These deposit types are different from the copper-dominant, large porphyry copper deposits found further north in Chile.

Vila and Sillitoe (1991) described the style of mineralization in the Maricunga belt as follows:

Porphyry-type mineralization in the Maricunga belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.

Gold-copper mineralization is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Cerro Casale (Aldebarán) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralized zones. Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite and alunite-rich advanced argillic alteration, which carries barite, native sulphur, enargite, and at La Pepa, high-grade, vein-type gold mineralization of high sulphidation, epithermal type. The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebarán.

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Aldebarán.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebarán, through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulphur.

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Figure .8.1 shows a generalized porphyry model and the relationship between the porphyry and epithermal environments.

Figure .8.1:     Generalized Porphyry Model (Source: Vila and Sillitoe, 1991)

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9.0	EXPLORATION

The Caspiche property has been explored by Anglo, Newcrest, and Exeter from 1986 to the effective date of this report. Exploration activities and results, organized by these companies, are presented in Table 9.1 through Table 9.3.  Exploration work reported in previous Technical Reports is summarized in this report as is permitted under Instruction 1 of Form 43-101F1, for further detail see item 27, References1:

Work covers all drilling and work on Caspiche and is not limited to the oxide portion of the deposit under consideration in this document. In the authors opinion the sampling methods used and sample quality are representative of the ore body and have no significant biases. For further detail see Item 11, Sample Preparation and Item 12, data Verification of this Report.

9.1	Exeter (2005 – 2011)

Exeter optioned the Caspiche property in October 2005, and has conducted geological mapping, geochemical sampling, geophysical surveying, and drilling programs through to the effective date of this report.

A total of 29,520.7 m from 43 drill holes were completed during the 2009-2010 season, and included drill holes CSD-041A to CSD-073 (excluding CSD-042, which was drilled during the 2008-2009 drill campaign), re-entry and deepening of CSD-016 and CSD-025, and RC holes CR-001 to CR-005. Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the southwest; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling. The confirmation drill holes were drilled using PQ and HQ diameter core and were used to provide additional mineralized oxide material for metallurgical test work. All 2009-2010 drilling was completed in the Caspiche Porphyry area; no drilling was completed in the Caspiche Epithermals area. A summary of 2009-2010 drilling is presented in Item 10 of this report.

Other significant exploration work conducted during this period included refinement of the geological model from recent drilling, and an IP geophysical survey.

The interpretation of drill results from the 2009-2010 drill campaign by Exeter geologists, and geological work by consultant Dr. Dick Sillitoe in January 2010 resulted in a re-interpretation of some of the stratigraphic units that which led to a better understanding of the geological setting at Caspiche. Dr. Sillitoe conducted a complete review of the Caspiche Porphyry geological model and surrounding exploration potential. Dr. Sillitoe logged several of the 2009-2010 drill holes and updated several of his cross sections and level plans. All Exeter geologists participated in discussions and logging, to ensure consistency and robustness of the model.

A total of 11,352.66 m from 14 drill holes were completed during the 2010-2011 season, and included drill holes CSD-074 to CSD-081, METT01 to METT03 and SID01 to SID02. Approximately two-thirds of this program was dedicated to infill drilling at the Caspiche Porphyry designed to convert high-grade mineralization in the “Inferred” mineral resource category to “Indicated” or better (holes CSD074 to CSD079). Approximately 15 % of this program was dedicated to metallurgical drilling at the Caspiche Porphyry for future testwork (holes METT01 to METT03) and the remainder was dedicated to “regional” drilling exploring for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals

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and the Sideral prospect (CSD080, CSD082 and SID01 and SID02). A single regional exploration hole (CSD081) was drilled approximately 1 km north of the Caspiche Porphyry prospect. A summary of 2010-2011 drilling is presented in Item 10 of this report.

Additional work completed during the 2010-2011 campaign included extension of the Dipole Dipole Induced Polarization (DDIP) and Controlled Source Audio-Magnetotelluric Tensor (CSAMT) geophysical surveys to the east to cover the Sideral prospect. Some of the CSAMT data was later considered of poor quality and was rerun using a more powerful system later in 2011. Geological, surficial and stratigraphic mapping to refine geological models was undertaken and recovery and size testing of a bulk sample of Caspiche oxide ore from three distinct pits where this material outcrops on the eastern edge of the oxide orebody was also collected.

All historical drilling and results from the 2009-2010 season and the majority of the 2010-2011 season was included in the estimation of an updated resource estimate of Caspiche Porphyry project in August 2011 undertaken by AMEC International. The results of this estimate are summarized in Item 14 of this report. This resource estimate was used in the determination of resources and reserves for this PFS study. Where drilling was conducted within the limits of Caspiche Porphyry after the data cut-off for the August 2011 resource estimate update, results from these holes have been validated against the interpolated block values and the lithological and alterations models to ensure robustness and consistency of these models. No major differences were noted and the additional drilling is interpreted to support and validate the previous work.

Regional drilling failed to encounter mineralized intrusions or potentially economic porphyry style mineralization. Drilling in the Caspiche epithermals showed the presence of outer propylitic alteration below the advanced argillic blanket in the south of this prospect downgrading the exploration potential in this area. Some anomalous alteration and path finder minerals for epithermal systems was noted in the Sideral holes and this will be followed up in 2011/2012.

A summary of the exploration work completed by Exeter is provided in Table 9.1.

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 Table 9.1:    Summary of Exeter Exploration Programs on the Caspiche Property

Year	Work Performed
2005	Compiled historic data into a digital Geographic Information System (GIS).
2006	Purchased ASTER mineral model maps and QuickBird high-resolution satellite imagery.
2006	Reprocessed airborne magnetometer survey data using consultants D. Burt of Mendoza, Argentina and J. Scarbrough of Zonge Chile Limitada.
2006	Reprocessed the Newcrest IP line data using consultant S. Collins of Arctan Consultancy, Sydney, Australia.
2006	Mapped the entire property and collected 112 rock-chip samples to check assays reported from previous workers and for PIMA work.
2006
Conducted a Controlled Source Audio-Frequency Magneto-Tellurics (CSAMT) survey with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line-km were surveyed by Quantec Chile Limitada.

2006	John Keiley, independent consultant (former Chief Geophysicist of Barrick), reviewed the CSAMT and very low frequency (“VLF”) programs.
2007	Contracted Zonge Chile Limitada to conduct a Pole-Dipole IP survey on 200 m-spaced lines over the Caspiche Porphyry target and surrounding area.
2007	Contracted Zonge Chile Limitada to conduct a natural source magneto-telluric survey over a large portion of the Caspiche property on 200 m-spaced lines.
2007
Drilled a total of 3,547.7 m in 14 drill holes on the property between January and the end of March, 2007. Hidden resistive bodies were targeted using geological mapping and geophysical interpretation.

2007-2008	Drilled a total of 5,494.87 m in 12 drill holes on the property during the 2007-2008 season.
2008-2009	Drilled a total of 16,158.17 m in 22 drill holes on the property during the 2008-2009 drill campaign.
2009	Contracted Dick Sillitoe to review and revise geologic interpretations during site visits in February and May 2009.
2009	Conducted PIMA analysis of 1 in 20 core samples from the 2007-2008 Exeter drill campaign.
2009	Conducted soil gas geochemical orientation program over Caspiche Porphyry to guide exploration elsewhere on the property.
2009	Submitted 11 core samples for density determination at VIGALAB in Copiapó.
2009	Contracted Zonge Chile Limitada to determine depth to several property targets.
2009	Colorado State University Re-Os dating of Early Diorite Porphyry.
2009	Conducted metallurgical test work of oxide and sulphide composite samples.
2009-2010	Drilled a total of 29,520.7 m in 43 drill holes on the property.
2010	Zonge Chile Limitada IP Survey between the Caspiche Porphyry and Caspiche Epithermal areas.
2010	AMEC International provides an updated resource estimate for the Caspiche project based on all drilling available within the area of the Caspiche porphyry
2010-2011	Drilling resumes at Caspiche, with a focus on infill drilling at Caspiche Porphyry and regional drilling at Caspiche Epithermals and Sideral. NB Results not available for this study.
2010-2011	Additional DDIP and CSAMT geophysics completed by Zonge Chile Limitada extending existing work east over the Sideral prospect.
2010-2011	Mapping and trenching by Exeter geologists further refined surface and bedrock geological knowledge assisting in construction of local geological models and regional stratigraphic columns
2011	Recovery and size testing of a bulk sample of Caspiche oxide ore from three distinct pits where this material outcrops on the eastern edge of the oxide ore body.
2010-2011	Drilled a total of 11,352.66 m in 14 drill holes on the property.

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9.2	Newcrest (1996 – 1998)

A summary of the exploration work completed by Newcrest is provided in Table 9.2.

Table 9.2:     Summary of Newcrest Exploration Programs on the Caspiche Property

Year	Work Performed
1996-1997	Geological mapping of Caspiche property area
1996-1997	Contracted Quantec Chile Limitada to conduct a 19.4 line-km IP/Resistivity survey over portions of the Caspiche property.
1996-1997	Conducted 275 line-km helicopter aeromagnetic survey
1996-1998	Collected 382 rock-chip and 171 soil samples
1997	Completed a total of 2,908 m of RC drilling in 12 holes in the Caspiche Porphyry area, and 390 m of RC drilling in 2 holes in the Caspiche Epithermals area
1997-1998	Conducted soil orientation survey, including Mobile Metal Ion (MMI) and Enzyme Leach analysis.
1997-1998	Conducted advanced geologic investigations, including oxygen isotope, fluid inclusion studies, thin-section petrography, and K/Ar geochronology.
1998	Completed a total of 532 m of RC drilling in 2 holes in the Caspiche Porphyry area, and 3,591 m of RC drilling in 20 holes in the Caspiche Epithermals area

9.3	Anglo (1986 – 1990)

A summary of the exploration work completed by Anglo is provided in Table 9.3.

Table 9.3:     Summary of Anglo Exploration Programs on the Caspiche Property

Year	Work Performed
1986-1988	Collected 842 rock-chip samples on the Caspiche property
1986-1988	Collected 431 soil samples at Caspiche Porphyry
1988	Completed a total of 568 m of rotary drilling in 12 holes in the Caspiche Porphyry area
1990	Completed a total of 950 m of RC drilling in 6 holes in the Caspiche Porphyry area

v  Explorations reports include:

Richard H. Sillitoe, Geology and Potential of the Caspiche Porphyry Copper-Gold Prospect, Northern Chile, June 2008.
Richard H. Sillitoe, Updated Geological Model of the Caspiche Porphyry Gold-Copper Prospect, Northern Chile, May 2009.

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Richard H. Sillitoe, Geology and Potential of the Caspiche Porphyry Copper-Gold Prospect, Northern Chile, June 2008.
Richard H. Sillitoe, Updated Geological Model of the Caspiche Porphyry Gold-Copper Prospect, Northern Chile, May 2009.
Richard H. Sillitoe, Geological Model of the Caspiche Porphyry Copper-Gold Prospect, Northern Chile, February 2009.
Richard H. Sillitoe, Some New Geological Features of the Caspiche Porphyry Gold-Copper Deposit, Northern Chile, July 2010.
Tolman, J.T. and Perkins, J., 2010, Caspiche Property, Region III, Chile NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 13 September 2010.
Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, Prepared for Exeter Resource Corporation, 9 February 2009.
Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, Prepared for Exeter Resource Corporation, 26 April 2008.

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10.0	DRILLING

A total of 75,163.1 m of drilling in 154 drill holes have been completed on the Caspiche property and adjacent areas by Exeter, Newcrest, and Anglo from 1988 to 2011. Drilling concentrated in two main areas of the Caspiche property: Caspiche Porphyry and Caspiche Epithermals.

Of the drill total, 105 holes totalling 62,791.1 m have been drilled at the Caspiche Porphyry prospect and 34 holes totalling 8,682.9 m have been drilled at the Caspiche Epithermals prospect. Table 10.1 summaries all Caspiche drilling by prospect, company and drilling type.

Operators have employed air-rotary, RC, and diamond drilling methods on the property. Drilling at Caspiche Porphyry has been predominantly by diamond drilling methods, whereas drilling at Caspiche Epithermals has been predominantly by RC drilling methods.

Table 10.1:    Summary of Drilling on the Caspiche and Adjacent Properties

Prospect	Company	RC/Rotary		Diamond Core1		RC/Rotary + Core		% Total
		# Holes	RC (m)	# Holes	Core (m)	Holes	Total (m)
Caspiche Porphyry	Anglo	18	1,518.0			18	1,518.0	2.02%
	Newcrest	14	3,140.0			14	3,140.0	4.18%
	Exeter	6	1,290.0	67	56,843.1	73	58,133.1	77.34%
	Total	38	5,948.0	67	56,843.1	105	62,791.1	83.54%
Caspiche Epithermals	Anglo							0.00%
	Newcrest	20	3,751.0			20	3,751.0	4.99%
	Exeter			14	4,931.9	14	4,931.9	6.56%
	Total	20	3,751.0	14	4,931.9	34	8,682.9	11.55%
Sideral	Anglo							0.00%
	Newcrest	2	230.0			2	230.0	0.31%
	Exeter			2	1,179.7	2	1,179.7	1.57%
	Total	2	230.0	2	1,179.7	4	1,409.7	1.88%
Regional	Anglo							0.00%
	Newcrest	1	300.0			1	300.0	0.40%
	Exeter	9	1,722.0	1	257.4	10	1,979.4	2.63%
	Total	10	2,022.0	1	257.4	11	2,279.4	3.03%
TOTAL		70	11,951.0	84	63,212.1	154	75,163.1	100.00%

10.1	Caspiche Porphyry

A total of 62,791.1 m of drilling in 105 drill holes have been completed at Caspiche Porphyry (both oxide and sulphide sections). A summary of the drilling campaigns carried out at Caspiche Porphyry as of the effective date of this report are shown in Table 10.2.

 5 RC pre-collar drill lengths are included in the core drilling totals.  Drill totals for Exeter campaigns are current as of the effective date of the Technical Report.

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Table 10.2:      Summary of Drilling Campaigns at Caspiche Porphyry

Campaign	Timeframe	Rotary Drill Holes	Rotary Drill Total (m)	RC Drill Holes	RC Drill Total (m)	Core Drill Holes	Core Drill Total2 (m)
Anglo	1988-1990	12	568	6	950
Newcrest	1997-1998			14	3,140
Exeter	2006-2011			6	1,290.0	67	56,843.1
TOTAL		12	568	26	5,380	67	56,843.1

Figure 10.1 shows the spatial distribution of the drill holes from the different drill campaigns. Newcrest’s drill hole CDH-11 is located off Figure 10.1 about 1 km to the south-west and is considered as a regional exploration hole.

Anglo focused its drilling at Caspiche Porphyry on testing areas of surface high-sulphidation epithermal gold mineralization. In 1988, Anglo drilled a series of shallow, 50 m rotary drill holes around the prominent silica-altered hill on the north side of the property.

In 1990, Anglo drilled six RC holes with total depths between 150 m and 200 m to test the high-sulphidation epithermal system at depth (Figure 10.1).  Drill holes were mostly inclined (between -60° and -70°) and oriented to the northeast and southwest.  Anglo intersected several zones of significant oxide mineralization, including 32 m grading 1.10 g/t gold and 4.3 g/t silver in drill hole SHC-4, and 48 m grading 1.03 g/t gold and 6.1 g/t silver in drill hole SHC-5.

Confirmation twin drilling of Anglo drilling (two drill holes for 334.40 m) by Exeter in 2009-2010 revealed a slight high-bias, on average, in the Anglo gold assays; however, the thickness of the intercepts are approximately equal. Anglo copper assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. AMEC reviewed the results from the twinned holes and concluded that the Exeter drilling confirms the gold and copper grades and thickness of the Anglo near-surface drill intercepts, and the Anglo assay data are acceptable for use in mineral resource estimation (Wakefield and Marinho, 2010).  Cube concurs with AMEC’s finding and supports the inclusion of the Anglo drilling in the current resource estimate.

Newcrest followed-up Anglo’s success at the prominent silica-altered hill with 12 drill holes in the 1996-1997 exploration season and two drill holes in the 1997-1998 season (Figure 10.1). Newcrest drill holes were mostly inclined (between -60° and -80°) and oriented to the northeast and south. Drill hole depth ranged between 80 m and 332 m and averaged 230 m (Figure 10.1). In addition to confirming the presence of near-surface, oxide gold mineralization, Newcrest intersected several zones of sulphide, porphyry-style, gold-copper mineralization, including 120 m grading 0.51 g/t gold and 0.27 % copper in drill hole CDH-2b, and 154 m grading 0.63 g/t gold and 0.24 % copper in drill hole CDH-3.

Exeter drilled two confirmation twin holes of Newcrest drilling in 2009-2010. This drilling plus two twinned confirmation drill holes drilled during previous Exeter campaigns, show that no significant bias exists, on average, in the Newcrest gold assays, and that the thickness of the intercepts are approximately equal. Newcrest copper and silver assays are, on average,

6 RC pre-collar drill lengths are included in the core drilling totals.  Drill totals for Exeter campaigns are current as of the effective date of the Technical Report.

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unbiased when compared to Exeter confirmation drilling intercepts. AMEC reviewed the results from the twinned holes and concluded that the Exeter drilling confirms the gold, copper, and silver grades and thickness of the Newcrest drill intercepts, and that these data are acceptable for unrestricted use in mineral resource estimation (Wakefield and Marinho, 2010). Cube concurs with AMEC’s finding and supports the inclusion of the Newcrest drilling in the current resource estimate.

Exeter first drilled the Caspiche Porphyry area with the last RC drill hole of the 2006-2007 season, CSR-13. Exeter drilling during the 2007-2008 season was aimed at following up the previous season’s intercept and drilling during the 2008-2009 season was designed to define the limits of the mineralized system. Exeter drilling during the 2009-2010 season was designed to raise the confidence of the existing mineral resource through infill drilling; continue to test the limits of mineralization, particularly to the south and west; and confirm the grade and thickness of near-surface legacy drill campaigns through twin drilling. Four RC drill holes were completed on the property outside the Caspiche Porphyry and Caspiche Epithermals areas in an effort to identify vectors towards additional buried intrusive centres.

Exeter drilling during the 2010-2011 season was designed whereby approximately two-thirds of this program was dedicated to infill drilling at the Caspiche Porphyry designed to convert high-grade mineralization in the “Inferred” mineral resource category to “Indicated” or better.  Approximately 15 % of this program was dedicated to metallurgical drilling at the Caspiche Porphyry for future testwork and the remainder was dedicated to “regional” drilling exploring for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals and the Sideral prospect.

Exeter drill holes are mostly inclined (between -60° and -80°) and oriented predominantly to the northeast and southwest. The last drill hole of the 2006-2007 drill campaign, drill hole CSR-013, intersected 304 m grading 0.90 g/t gold and 0.10 % copper from a downhole depth of 40 m.

Significant intercepts returned from the 2007-2008 and 2008-2009 drill campaigns include drill hole CSD-016, which intersected 92 m of oxide mineralization grading 0.41 g/t gold, and 792.45 m of sulphide mineralization grading 0.96 g/t gold and 0.40 % copper, drill hole CSD-028, which intersected 862.1 m of sulphide mineralization grading 0.54 g/t gold and 0.29 % copper, and drill hole CSD-032, which intersected 1214 m of sulphide mineralization grading 0.90 g/t gold and 0.33 % copper.

Significant intercepts returned from the 2009-2010 drill campaign include drill hole CSD-043, which intersected 90 m of oxide mineralization grading 0.38 g/t gold, and 954 m of sulphide mineralization grading 0.65 g/t gold and 0.27 % copper, and drill hole CSD-048, which intersected 94 m of oxide mineralization grading 0.49 g/t gold, and 830 m of sulphide mineralization grading 0.60 g/t gold and 0.24 % copper.

Significant intercepts returned from the 2010-2011 drill campaign include CSD-074, which intersected 908 m grading 0.60 g/t gold and 0.22 % copper, drill hole CSD-075, which intersected 572 m grading 0.78 g/t gold and 0.31 % copper with the hole ending in sulphide mineralization, drill hole CSD-076, which intersected 1,146 m grading 0.38 g/t gold and 0.31 % copper and drill hole CSD-078 which intersected 376 m grading 1.25 g/t gold and 0.40 % copper.

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Figure 10.1:      Drill Hole Location Map for the Caspiche Porphyry Prospect Area (Source: Exeter, 2011)

10.2	Caspiche Epithermals

A total of 8,682.90 m of RC and diamond drilling in 34 drill holes have been completed at Caspiche Epithermals. Drill results from mineralization at Caspiche Epithermals are not included in the Caspiche mineral resource estimate in this report.

10.3	Exploration Drilling

Exeter completed four RC exploration drill holes during the 2009-2010 drill program. These four holes were drilled to the northeast of the Caspiche Porphyry area and on the Vega de Caspiche 1/9 concession to the northwest of Caspiche Porphyry, and were aimed at discovering subtle geochemical and / or alteration vectors towards additional mineralized porphyry centres. No significant gold or copper mineralization was encountered in this drilling.

Exeter completed five “regional” DDH exploration holes during the 2010-2011 drill programs. The aim of this drilling was to explore for additional porphyry mineralization in the immediate vicinity of the Caspiche Epithermals and Sideral prospects and approximately 1 km north of the Caspiche Porphyry prospect. Regional drilling failed to encounter mineralized intrusions or potentially economic porphyry style mineralization. Drilling in the Caspiche Epithermals showed the presence of outer propylitic alteration below the advanced argillic blanket in the south of this prospect downgrading the exploration potential in this area. Some anomalous

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alteration and path finder minerals for epithermal systems was noted in the Sideral holes and this will be followed up in 2011/2012.

Figure 10.2 shows the location of the exploration drill holes.

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Figure 10.2:         Regional Drill Hole Location Map Showing Location of Exploration Drill Holes (2009-2011)

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10.4	Drilling Procedures and Conditions

10.4.1	Exeter

Exeter employs industry-standard RC and diamond drilling procedures. During the 2007-2008 Exeter drill campaign, diamond drilling was performed by Major Drilling Chile (Major) from La Serena, Chile. Drilling was supervised by experienced drilling supervisors, and used skid-mounted diamond drill rigs: a Major 50 and a Boyles 20. All core drilling employed triple tube, HQ3 (6.11 cm) diameter tools, reducing to NQ3 (4.50 cm) diameter when the rig reached the depth capacity of the HQ3 equipment. The majority of core holes were drilled using the Ballmark orientation equipment to provide accurate core orientations. RC drilling was performed by Soletanche Bachy Chile (Bachy) from Santiago, Chile, using an Ingersoll Rand TH75 E drill rig with an additional compressor and 5.125 in. tricone bits.

During the 2008-2009 drill campaign, diamond drilling was performed by Major using a Major 50 diamond drill rig and UDR1000 and UDR200 RC rigs. Diamond drilling was performed using HQ (6.35 cm) and NQ (4.76 cm) diameter tools. Drilling during the 2009-2010 and 2010-2011 drill campaigns continued with Major and Boart Longyear drill rigs using HQ and NQ diameter tools. The metallurgical drill holes used PQ (8.50 cm) and HQ diameter tools to provide larger diameter core for metallurgical testwork.

10.4.2	Newcrest

Newcrest RC drilling was performed by Bachy S.A. in 1997, and Ausdrill Chile Ltda. in 1998. Both drill programs used 5.5 in diameter down-the-hole hammer bits. Information available to Exeter regarding the drilling procedures employed by Newcrest is incomplete. AMEC considers it reasonable to believe that Newcrest used industry-standard RC drilling procedures during its drill campaigns at Caspiche.

Confirmation drilling by Exeter has confirmed the accuracy of the Newcrest mineralized intercepts, allowing them to be used in mineral resource estimation.

10.5	Logging

Exeter exploration staff log drill core at Exeter’s facility in Copiapó. Logging includes: lithology, pervasive and vein selvage alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geotechnical logging is also performed and includes logging of core recovery, rock quality designation (RQD), fracture frequency, and rock mass rating (RMR) data. Point load testing is also carried out and calibrated against uniaxial compressive strength (UCS) measurements from external laboratories. The data are captured in palm-top computers using direct manual entry into Microsoft Excel spreadsheets.

RC drill cuttings are logged at the drill site in 1 m intervals. The paper logging sheet includes similar fields to those used for core logging, but also includes a column for sample moisture content. A spoonful of the washed chips is placed in the chip tray as a record of the logged interval.

Geological logs from Anglo drill holes are not available to Exeter.

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10.6	Surveys

Exeter drill-collar locations are first estimated by Exeter personnel using a hand-held GPS, together with the distance from the nearest surveyed drill hole. Collar locations are then surveyed with a Leica TC 600 Total Station instrument by Mr. Luis Jorquera Galaz from Copiapó, Chile, a professional surveyor. Mr. Galaz has surveyed all drill hole collars on the property.

Downhole surveys for diamond drill holes are conducted by the drill contractor every 50 m down-hole using a Reflex EZ Shot digital down-hole camera. RC drill holes are surveyed down-hole within the drill steel by Exeter to determine the dip deviation. Azimuth data from the RC surveys are discarded.

In Cube’s opinion, the accuracy of the collar and down-hole surveys is adequate to support mineral resource estimation procedures. AMEC also reviewed down hole surveys for all drilling used in the resource estimate and reached the same conclusion.

10.7	Drilling Results

The Caspiche property has been drilled semi-consistently, in terms of drill spacing and depth. Drilling for the last three campaigns has been completed on a grid with an approximate drill collar spacing in the Caspiche Porphyry area based on a 200 m by 200 m staggered grid (with a central drill hole) meaning at any point in the grid a collar should be located within 100 m. In practice, hole spacing is approximately 100 m between drill lines with closed fences of holes approximately 200 m apart. Dip and azimuth can vary between different sections. The average depth of drilling at Caspiche Porphyry is 413 m below surface. This average includes early Anglo drilling that averaged 84 m in total depth, and Newcrest drilling that averaged 229 m in total depth. Average depth of drilling by Exeter at Caspiche Porphyry is 757 m, and the deepest hole on the Property is 1497.1 m.

A list of significant intercepts for the Caspiche Porphyry areas is provided in Table 10.3. Intercepts are cut at the oxide / sulphide contact and reported separately to show the relative thickness and mineralization within these two distinct zones.

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Table 10.3:      Significant Intercepts for the Caspiche Porphyry Prospect Area

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
SHC-1	2	50	48	0.05
SHC-2	2	50	48	0.27
SHC-3	2	50	48	0.13
SHC-4	2	32	30	1.1
SHC-5	2	50	48	1.03
SHC-6	2	50	48	0.32
SHC-7	2	50	48	0.48
SHC-8	2	50	48	0.29
SHC-9	2	50	48	0.09
SHC-10	2	50	48	0.73
SHC-11	2	50	48	0.28
SHC-12	2	46	44	0.32
SPC-01	26	36	10	0.7
SPC-02	132	142	10	1.09
SPC-04	12	26	14	0.56
SPC05	68	102	34	0.63
SPC06	52	62	8	1.2
CDH02b	64	134	70	0.4	0.02
CDH02b	134	154	20	0.93	0.58
CDH02b	154	274	120	0.51	0.27
CDH02b	234	270	36	0.74	0.25
CDH03	28	104	76	0.47	0.01
CDH03	104	172	68	0.41	0.18
CDH03	172	326	154	0.63	0.24
CDH03	232	326	94	0.73	0.23

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Table 10.3:       Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CDH05	0	56	56	1.03	0.02
CDH05	56	126	70	0.52	0.01
CDH05	126	200	74	0.5	0.22
CDH12	40	50	10	0.54	<0.01
CDH12	50	64	14	0.38	<0.01
CDH12	98	144	46	0.55	0.22
CSR013	40	344	304	0.9	0.1
CSD014	0	148	148	0.57	0.02
CSD014	148	740.67	592.67	0.44	0.25
CSD015	57.95	114	56.05	0.35	0.02
CSD015	114	1,001.35	887.35	0.62	0.27
CSD016	73	165	92	0.41	0.01
CSD016	165	957.45	792.45	0.96	0.4
CSR019	32	154	122	0.3	<.01
CSR019	154	240	86	0.2	0.08
CSR020	6	126	120	1.16	0.01
CSR020	126	250	124	0.45	0.08
CSR021	10	152	142	0.31	0.01
CSR022	22	150	128	0.86	0.01
CSR022	150	231	81	0.57	0.16
CSD023	0	102	102	0.65	0.01
CSD023	102	1,160	1,058	0.7	0.35
CSD024	0	209	209	0.29	0.02
CSD024	209	766.25	557.25	0.36	0.15

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Table 10.3:          Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CSD025	44	212	168	0.64	0.01
CSD025	212	432	220	1.03	0.34
CSD025	778	977	199	0.5	0.19
CSD026	68	135	67	0.19	0.01
CSD026	135	208.95	73.95	0.32	0.13
CSD027	0	150	150	1.09	0.01
CSD027	150	714	554	0.4	0.15
CSD028	208	1,070.10	862.1	0.54	0.29
CSD029	66	138	72	0.52	0.01
CSD029	138	719.1	581.1	0.5	0.19
CSD030	94	138	44	0.17	0.01
CSD030	138	954.55	816.55	0.67	0.22
CSD031	44	166	122	0.22	0.02
CSD031	166	628.1	462.1	0.35	0.15
CSD032	95	1,309	1,214	0.9	0.33
CSD033	34	164	130	0.47	0.01
CSD033	164	950	786	0.33	0.13
CSD034	120	605	485	0.25	0.07
CSD035	0	120	120	0.69	0.02
CSD035	120	1,025.70	905.7	0.87	0.26
CSD036a	161	944	783	0.65	0.21
CSD037	434	1142	708	0.5	0.22
CSD038	15	220	205	0.16	0.02
CSD038	220	560.4	340.4	0.11	0.03

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Table 10.3:      Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CSD039a	66	126	60	0.22	0.01
CSD039a	126	1,002	876	0.75	0.29
CSD041a	572	1304	734	0.26	0.18
CSD042	400	457.5	57.5	0.45	0.04
CSD043	40	130	90	0.38	0.02
CSD043	130	1084	954	0.65	0.27
CSD044	244	544	300	0.5	0.08
CSD045	0	146	146	0.46	0.01
CSD045	146	170	24	0.44	0.42
CSD046	58	128	70	0.38	0.01
CSD046	128	171.7	43.7	0.91	0.32
CSD047	252	965	713	0.51	0.15
CSD048	60	154	94	0.49	0.01
CSD048	154	984	830	0.6	0.24
CSD049	0	126	126	0.6	0.01
CSD049	126	150.7	24.7	0.33	0.07
CSD050	0	28	28	0.46	0.01
CSD051	30	154	148	0.73	0.01
CSD051	178	734	556	0.45	0.13
CSD052	0	60	60	0.46	0.01
CSD052	60	122.5	62.5	0.42	0.1
CSD054	24	126	102	0.63	0.01
CSD054	126	178	52	0.76	0.23
CSD056	134	368	234	0.3	0.08

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Table 10.3:    Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CSD056	508	676	168	0.25	0.12
CSD057	0	120	120	0.56	0.01
CSD057	120	172.7	52.7	0.35	0.12
CSD058	56	118	62	0.26	0.01
CSD058	118	1170	1052	0.5	0.31
CSD059	84	116	32	0.88	0.01
CSD059	116	540	424	0.42	0.1
CSD060	59	129	70	0.44	0.01
CSD061	102	134	32	0.19	0.01
CSD061	134	984	850	0.76	0.17
CSD060	129	709	580	0.47	0.2
CSD062	134	984	850	0.76	0.17
CSD063	404	1,272	868	0.6	0.33
CSD064	0	154	154	0.74	0.01
CSD064	154	904	750	0.35	0.13
CSD065	220	594	374	0.4	0.03
CSD066	310	1,181	871	0.36	0.2
CSD067	81	131	50	0.47	0.01
CSD067	131	807	676	0.55	0.11
CSD068	1,020	1,272	252	0.13	0.18
CSD069	160	700	540	0.84	0.32
CSD070	578	1225	647	0.31	0.17
CSD071	211	685	474	0.45	0.22
CSD072	27.4	68	40.6	0.92	0.01

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Table 10.3:       Significant Intercepts for the Caspiche Porphyry Prospect Area (continuation)

Drill Hole	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)
CSD072	260	432	172	0.64	0.18
CSD073	21	54	33	0.21	0.01
CSD073	86	741	655	0.24	0.07
CSD074	120	134	14	0.54	0.02
CSD074	204	1,112	908	0.60	0.22
CSD075	47	90	43	0.40	0.01
CSD075	90	662	572	0.78	0.31
CSD076	34	116	82	0.31	0.01
CSD076	116	1,262	1,146	0.38	0.31
CSD077	72	84	12	1.19	0.01
CSD077	528	1,078.8	550.8	0.36	0.23
CSD078	250	626	376	1.25	0.40
CSD079	584	1,171	587	0.43	0.29

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10.8	True Thickness of Mineralization

Mineralized zones at Caspiche are irregular in shape and orientation, and true thickness is variable. Geological modeling and mineral resource estimation procedures take into account the intercept angles of drilling versus the geometry of mineralization.

10.9	Orientation of Mineralization

Mineralization at Caspiche Porphyry generally trends northwest-southeast and is most continuous vertically. Mineralization at Caspiche Epithermals generally trends east-west. Mineralization at the MacNeill zone adjacent to the Caspiche Porphyry is controlled by the flared edge of the late diatreme breccias and is strongest directly under this control at angles of 30 degrees or less where fluids are interpreted to have ponded and been trapped when they were unable rise due to the impermeable cap rock.

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11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	Sample Procedures and Protocols

The following description of the sampling methodology was modified from Van Kerkvoort et al. (2008). Surface sampling and drill sampling methodology through the 2007-2008 field season was described in detail in Van Kerkvoort et al. (2008) and is only summarized in this report.

11.1.1	Surface Sampling

No description of the sampling protocols for Anglo and Newcrest surface sampling are available to Exeter. Anglo conducted an extensive rock-chip sampling campaign along road cuts and at bedrock exposures throughout the property area and collected soil samples on a grid in the Caspiche Porphyry area. Newcrest also collected rock-chip and soil samples during its tenure with the Caspiche property.

Exeter collected rock-chip samples during the 2005-2006 field season to confirm previously reported values and to gain a better understanding of the geological and mineralization environment. Outcrop, channel, and character samples were collected as part of this programme. A soil orientation programme was conducted by Exeter during the 2008-2009 field season.

The results from these surface sampling programmes are not used in the mineral resource estimate.

11.1.2	Drill Sampling

11.1.2.1	Exeter

Reverse Circulation Sampling

Reverse Circulation (RC) sampling by Exeter has been consistently applied throughout the Exeter drill campaigns. Exeter has documented their RC sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

RC drill cuttings are sampled using a tricone or hammer bit via a cyclone at 1 m intervals. Sample material is collected at the drill rig in a large plastic bag, weighed, labelled and then transported to the Caspiche camp, located about 8 km from Caspiche Porphyry. At Caspiche camp, the entire sample is manually split to one-eighth and seven-eighth fractions using a single pass through a triple stage riffle splitter. The one-eighth split is then weighed and set aside for compositing, while the seven-eighth reject sample is bagged. The one-eighth splits from each consecutive 1 m samples are combined to form the 2 m field composite for assaying.

The drill-bit diameter is recorded for each drill hole, which together with the sample weight, assists in the calculation of RC sample recovery. Average recovery from the 2007-2008 RC drilling campaign was 84.3%. RC drilling during the 2008-2009 and 2009-2010 drill campaigns has been limited to core precollar drilling through post-mineral cover rocks and non-mineralized bedrock.

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Diamond Drilling Sampling

Core sampling by Exeter has also been consistently applied throughout the Exeter drill campaigns. Exeter has documented their diamond-drill sampling procedure in a document, written in Spanish, which is used to train drill sampling staff.

Diamond drilling by Exeter at Caspiche has employed HQ (6.35 cm), HQ3 (6.11 cm), NQ (4.76 cm), and NQ3 (4.50 cm) diameter core tools. PQ (8.50 cm) diameter core was employed during the confirmation / metallurgical drill programme of the 2009-2010 drill campaign.

HQ3 and NQ3 triple-tube core tools are used with oriented core. The triple-tube splits are removed from the core barrel and rolled into a spare split, where Exeter’s trained field technicians fit the core together, measure the length of the recovered sample and continue the oriented line. The angle between the pin and ball mark is transferred to the core from the ring using specifically-designed protractors and marked as a red pencil line. The oriented core is then placed in a wooden core tray, where the end of the run is marked with a core block marked with hole depth. There is always a trained field technician at the rig to perform core orientation and to record the preliminary core run recovery.

Exeter personnel transport the drill core from the drill site to Exeter’s offices in Copiapó where the core is logged and photographed by digital camera. To maintain the integrity of the core, the boxes are packed and fastened with belts in the back of the trucks.

Following logging and photographing, core is sawn in half in uniform 2 m intervals using a diamond saw. One half of the core interval is bagged for assay, and the other half is stored for future reference. Core samples for assay are placed in marked plastic bags, sealed and transported to the assay laboratory by Exeter personnel.

PQ diameter core from the confirmation / metallurgical drill programme in 2009-2010 was split differently than the core from the routine drilling programmes. To preserve as much of the core as possible for metallurgical testing, the core was divided so that the portion retained for assaying was approximately one-quarter NQ core. In practice, a 1.7 cm split of the 8.5 cm core was used for assaying, and the remainder was retained in the core box for use in later metallurgical testwork.

Average core recovery for the 2007-2008, 2008-2009, 2009-2010 and 2010-2011 drill programmes was approximately 98%.

11.1.2.2	Newcrest

All Newcrest drilling at Caspiche was completed using RC drilling methods. All samples were collected in 2 m intervals. Exeter obtained Newcrest project reports in 2009 that discuss drill procedures and sample recovery for the 1996-1997 Newcrest drilling campaign. Newcrest reports that reasonable sampling procedures and good sample recoveries were obtained from the drill contractor. Newcrest used industry-standard practices regarding drill-sampling procedures.

11.1.2.3	Anglo

Anglo drilling was conducted using air-rotary and RC methods. All samples were collected in 2 m intervals. Details of drilling practices employed by Anglo are not available to Exeter. It is reasonable to assume that Anglo used industry-standard practices regarding drill-sampling procedures. Air-rotary drilling is typically only used for reconnaissance exploration drilling,

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because the sampling method is susceptible to down-hole contamination from mineralized intercepts.

11.2	Sample Preparation and Analysis

11.2.1	Surface Samples

Newcrest rock samples were analyzed by ALS Geolab in Copiapó, Chile. Gold was assayed using standard 50 g fire assay with an atomic absorption finish, and other elements were determined by acid digestion and inductively coupled plasma (ICP) finish. The Exeter rock samples were analyzed at ALS Chemex in La Serena, Chile for gold by standard fire assay of a 50 g sub-sample and atomic absorption finish, and additional elements by ICP. ALS Chemex is an independent ISO 9001:2000 registered assay laboratory. External quality control samples were not inserted consistently in surface sample batches. Surface samples are not included in the Caspiche mineral resource database and were not used for mineral resource estimation purposes.

11.2.2	Drill Samples

11.2.2.1	Exeter

2006–2007 Drill Campaign

All samples from the 2006-2007 Exeter drill campaign were assayed by ACME Laboratories (ACME) in Santiago, Chile. ACME is an independent ISO 9001:2000 registered assay laboratory. Samples were transported from the project site to Santiago using Estafeta, a contract transport group, and no sample loss was recorded. At ACME, samples were prepared by crushing 1 kg to 70 % passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95 % passing 0.106 mm (150 mesh Tyler) (ACME code R150). Gold was determined by fire assay on a 50 g charge and atomic absorption finish (ACME code AuG6). Silver was determined by aqua regia digestion and atomic absorption finish (ACME code ICP-1D). Assays returning greater than 300 ppm silver were re-assayed by fire assay and gravimetric finish. Check assays of select intervals were completed at ALS Chemex in La Serena, Chile.

External standard reference materials (SRMs), coarse blanks, pulp duplicates, and check assays were used to control assay quality. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME, for an insertion rate of 8.3%.

Exeter used four SRMs from Geostats Pty. Ltd. (Geostats), of Perth, Australia, to control assay accuracy. The recommended values for these SRMs range between 0.82 g/t and 2.14 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. SRM results for the 2006-2007 drill campaign were reviewed and found that the assay accuracy for ACME gold assays is acceptable; consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, 2010. The SRMs were not certified for copper and thus the copper values were not monitored for assay accuracy.

Of 80 blanks assayed during the campaign, only 3 returned values greater than 0.03 g/t gold; six times the lower detection limit for gold, and the maximum value was 0.07 g/t gold.

A total of 53 samples were assayed in duplicate by ACME. Pulp duplicate sample results have been reviewed and the ACME assay precision for gold is acceptable; consistent with

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the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, 2010. Ninety percent of the pulp duplicate pairs have absolute relative differences less than 30%.

A total of 54 samples were assayed at ACME and ALS Chemex. No significant bias exists between the ACME and ALS Chemex results for gold.

The ACME gold assays from the 2006-2007 drill campaign are adequately accurate and precise and are acceptable for purposes of mineral resource estimation; consistent with the conclusions of AMEC in the previous NI 43-101 report from Wakefield and Marinho, 2010.

2007-2008 Drill Campaign

All samples from the 2007-2008 drilling programme were prepared and assayed by ALS Chemex in La Serena, Chile. RC samples were prepared as shown in Table 11.1.

Table 11.1:       RC Sample Preparation Procedure for 2007-2008 Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70 % passing 10 mesh
4	Homogenize and riffle split 250 g of -10 mesh material
5	Pulverize 250 g subsample to 85 % passing 200 mesh

The core sample preparation procedure was refined several times during the programme to provide coarse material for metallurgical samples. The first 676 m of core hole CSD-014 was prepared and assayed with the same procedures as used for RC samples. However, the procedure was changed for the last 65 m of CSD-014 from 676 to 740.67 (total depth), and for holes CSD-015, and CSD-016, to that shown in Table 11.2.

Table 11.2:    Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70 % passing 6 mm
4	Homogenize and riffle split 1 kg of -6 mm material
5	Pulverize 1 kg subsample to 85 % passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

The sample preparation procedure was refined again for drill holes CSD-018 through CSD-026 as shown in Table 11.3.

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Table 11.3:      Further Refined DD Sample Preparation Procedure for Exeter Drill Samples

Step	Procedure
1	Sample receipt and verification
2	Dry entire sample at 110° C
3	Jaw-crush entire sample to 70 % passing 9.5 mm
4	Homogenize and riffle split 1 kg of -9.5 mm material
5	Pulverize 1 kg subsample to 85 % passing 200 mesh
6	Riffle split 250 g subsample of -200 mesh material for analysis

All RC and core samples were assayed for gold by fire assay of a 50 g sub-sample and an atomic absorption finish (ALS Chemex code Au-AA24). Samples reporting greater than 1 g/t gold were re-assayed to provide a check on the original assay. Copper and silver were assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62 and Ag-AA62). Fifty one additional elements, including copper and molybdenum, were determined on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41).

SRMs, coarse blanks, and duplicates were used to control assay quality. SRMs, blanks, and coarse duplicates were inserted at a rate of 1 in 20 for core samples, and 1 in 30 for RC samples.

Exeter used SRMs from Geostats to control assay accuracy. The recommended values for these SRMs range between 0.6 g/t and 0.8 g/t gold and acceptably match the expected range of gold concentrations at Caspiche. SRM results from the 2007-2008 drill campaign show accuracy for gold to be acceptable. Of 65 SRMs assayed, 86 % were within acceptable limits, and there was no significant bias in the results.

A review of pulp duplicate assays found that ALS Chemex precision for gold is acceptable. Of 40 pairs of pulp duplicates assayed, greater than 97.5 % were within 10 % absolute relative difference.

Of 66 blanks assayed, all returned gold values less than three times the lower detection limit of 0.005 g/t.

Results from the ALS Chemex gold assays from the 2007-2008 drill campaign are adequately accurate and precise and are acceptable for use in mineral resource estimation.

2008-2009 Drill Campaign

Sample preparation and assaying for the 2008-2009 drill campaign remained much the same as it was at the end of the 2007-2008 drill campaign. Sample preparation was performed as shown in Table 11.3. Assaying for gold was by fire assay of a 50 g sub-sample and an atomic absorption finish (ALS Chemex code Au-AA24). Copper was assayed by four acid (total) digestion and atomic absorption finish (ALS Chemex codes Cu-AA62). Fifty one additional elements, including copper and molybdenum, were assayed on all samples using aqua-regia digestion and ICP-MS (ALS Chemex code ME-MS41). Silver was not assayed by total digestion during this campaign, but it is included in the ME-MS41 multi-element aqua-

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regia package. Samples reporting greater than 2 g/t gold, instead of 1 g/t in 2007-2008, were re-assayed to provide a check on the original assay.

SRMs, coarse blanks, duplicates, and check assays were used to control assay quality and were inserted at a rate of 1 in 40 samples.

A review of the 115 SRM results from ALS Chemex during the 2008-2009 drill campaign found the assay accuracy for gold to be acceptable. Recommended values for the Geostats SRMs ranged between 0.24 g/t and 1.48 g/t gold and are appropriate for the range of gold values expected at Caspiche. Several SRMs returned unacceptably low values during the campaign, but the affected batches were re-assayed with acceptable results and the assays replaced in the Exeter database. Copper and silver SRMs were not included in the 2008-2009 drill programme, but were acquired by Exeter for use in the 2009-2010 drill programme.

A total of 51 coarse reject samples from drill holes completed between November 2008 and February 2009 were submitted by Exeter to Geoanalitica in Copiapó, Chile, for check assay. Geoanalitica is an independent ISO 9001:2000 registered assay laboratory. Gold and copper results from the 51 check assay samples were reviewed and found no significant bias exists between the ALS Chemex and Geoanalitica results for gold and copper. Control samples submitted with the check assay samples showed that assay accuracy for gold and copper at Geoanalitica is acceptable.

A total of 91 pulps from sample intervals from the 2008-2009 drill campaign were submitted by Exeter to ACME for analysis of gold, copper, and silver as an extra check on the accuracy of the ALS assays. Two blanks and two gold SRMs were included with the batch and reported acceptable accuracy for gold, and no significant carry-over contamination. Copper and silver SRMs were not included with the check assay batch. The check assay results show that the ALS gold assays are biased low. This finding is in agreement with the findings from the SRM results. The results of the copper and silver checks show that the ALS copper and silver assays are acceptably accurate.

All 64 blank samples reported gold concentrations below two times the lower detection limit of 0.01 g/t gold, and thus there is no evidence of significant carry-over contamination in the ALS Chemex gold assays. All blank samples reported copper values were below 0.01%, and silver values below 0.3 g/t, and thus there is no evidence of significant carry-over contamination in the ALS Chemex copper and silver assays.

A total of 68 pulp samples were resubmitted to ALS Chemex for duplicate analysis at the end of the 2008-2009 drill programme. Duplicate data was reviewed and the precision for gold, copper, and silver was found to be acceptable.

The ALS Chemex gold and copper assays from the 2008-2009 drill campaign are within normal industry standards for accuracy and precision, and are acceptable for use in mineral resource estimation.

2009-2010 Drill Campaign

Drill hole samples collected during the 2009-2010 drill campaign were submitted to ACME Analytical Laboratories (Chile) S.A. in Santiago, Chile, for assay. At ACME, samples were prepared by crushing 500 g to 70 % passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95 % passing 0.075 mm (200 mesh Tyler) (ACME code R200-500). Gold was determined by fire assay on a 30 g charge and atomic absorption finish (ACME code AuG6). Copper and silver plus an additional 31 elements were determined by aqua regia digestion and an ICP finish (ACME code ICP-1D). Samples returning greater than 0.2 % copper were redigested using a total, four-acid digestion and atomic absorption finish (ACME \

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code 8TD). Samples returning greater than 300 g/t silver were re-assayed by fire assay and gravimetric finish.

SRMs, coarse blanks, duplicates, and check assays are used to control assay quality and are inserted at a nominal rate of 1 in 25 samples.

Exeter submitted a total of 404 gold SRMs and 28 copper and silver SRMs, 3.0 % insertion rate, with the project samples to control assay accuracy. Recommended values for the Geostats gold SRMs ranged between 0.2 g/t and 2.0 g/t gold and are appropriate for the range of gold values expected at Caspiche. No significant bias was observed in the SRM results for gold. Over 96 % of the gold and base metal standards returned results within two standard deviations.

Copper and silver SRMs were acquired for this campaign, but were not inserted into assay batches during the early part of the programme. Beginning in February 2010, assay batches included a mixture of silver and copper SRMs, together with the gold SRMs. SRMs employed by Exeter range between 1.3 g/t and 26.8 g/t silver and 0.15 % and 0.24 % copper, and are appropriate for the range of silver and copper values expected at Caspiche. Gold SRMs, while not certified for silver, have historically returned reasonably precise results in an appropriate grade range between 0.3 g/t to 6.0 g/t for silver grades expected at Caspiche. Exeter has produced a number of SRMs from Caspiche project material to control accuracy in future drill campaigns.

Exeter selected 338 representative samples from mineralized intercepts from the 2009/2010 drill campaign and submitted them to ALS La Serena Laboratory, with appropriate blanks and standards, for check assay. Results showed no significant problems with precision or sample integrity.

Blanks were submitted at the start of each batch to test for cross-batch contamination and also after suspect high-grade zones such as auriferous ledges or massive sulphide veins. Of 154 blanks submitted, a 1.1 % insertion rate, over 98 % of the assays for gold were less than two times the lower detection limit value for the method. Copper assays for blank samples were all below 20 ppm (0.002%), except for one value of 60 ppm (0.006%). Results show there is no significant contamination of gold, silver, or copper assays due to sample preparation at ACME.

Coarse reject material from 386 intervals from the 2009-2010 drill campaign were selected and re-assayed at ACME to determine assay precision for gold, copper, and silver. Results for gold show that, 95 % of the samples have (RPD) levels below 20%. Results for copper and silver show that 90 % and 99 % of duplicates respectively have RPD levels below 20%. General industry practice considers coarse duplicates having RPD less than 20 % to be acceptable.

Exeter reviews quality control results of each batch before loading the assay into the mineral resource database. Additionally, Exeter reviews long-range trends of control sample results and modify the QA/QC protocol as necessary. AMEC reviewed the 2009-2010 control results with Exeter prior to calculation of the updated resource estimate and concurred that Exeter’s control of data quality and evaluation of the results to be effective and the data was acceptable for use in mineral resource estimation.

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2010-2011 Drill Campaign

Sample preparation and analysis was the same as for the 2009-2010 drill campaign. Drill hole samples collected during the 2009-2010 drill campaign were submitted to ACME Analytical Laboratories (Chile) S.A. in Santiago, Chile, for assay. At ACME, samples were prepared by crushing 500 g to 70 % passing 2 mm (10 mesh ASTM-E11), splitting 250 g and pulverizing it to 95 % passing 0.075 mm (200 mesh Tyler) (ACME code R200-500). Gold was determined by fire assay on a 30 g charge and atomic absorption finish (ACME code AuG6). Copper and silver plus an additional 31 elements were determined by aqua regia digestion and an ICP finish (ACME code ICP-1D). Samples returning greater than 0.2 % copper were redigested using a total, four-acid digestion and atomic absorption finish (ACME code 8TD). Samples returning greater than 300 g/t silver were re-assayed by fire assay and gravimetric finish.

SRMs, coarse blanks, duplicates, and check assays are used to control assay quality and are inserted at a nominal rate of 1 in 25 samples.

All SRMs submitted during the 2010-2011 drill campaign have been produced and characterized from representative Caspiche mineralized material. All SRMs produced from Caspiche mineralized material have been characterized for gold, copper and silver.

Exeter submitted a total of 142 gold SRMs and 142 copper and silver SRMs, 3.0 % insertion rate, with the project samples to control assay accuracy. Recommended values for the Caspiche gold, copper and silver SRMs ranged between 0.28 g/t and 0.69 g/t gold, between 90 ppm (0.009%) and 2252 ppm (0.2252%) copper and 0.70 g/t and 1.00 g/t silver. These values and are appropriate for the range of gold, copper and silver values expected at Caspiche. No significant bias was observed in the SRM results for gold. Approximately 96 % of the gold SRMs and 91 % of copper SRMs returned results within two standard deviations of the expected values. Greater than 99 % of silver SRMs returned results within two standard deviations of the expected values however the majority of results indicated a slight low bias.

Blanks were submitted at the start of each batch to test for cross-batch contamination and also after suspect high-grade zones such as auriferous ledges or massive sulphide veins. Of 63 blanks submitted, a 1.4 % insertion rate, over 98.4 % of the assays for gold returned values less than 0.02 g/t gold and a maximum value of 0.05 g/t gold. All copper assays for blank samples returned values less than 20 ppm (0.002%). Results show there is no significant contamination of gold, silver, or copper assays due to sample preparation at ACME.

Exeter reviews quality control results of each batch before loading the assay into the mineral resource database. Additionally, Exeter review long-range trends of control sample results and modify the QA/QC protocol as necessary. AMEC reviewed the 2010-2011 control results with Exeter prior to calculation of the updated resource estimate and agreed that Exeter’s control of data quality and evaluation of the results was effective and the data was acceptable for use in mineral resource estimation. Cube Consulting has undertaken an independent review of SRM control charts for all Exeter data as at the effective date of this report and believes that the current database provides an accurate and robust representation of the Caspiche project and is appropriate for use in mineral resource estimation. Cube Consulting is an independent Australian based consulting firm specializing in mining and mineral resource services.

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All SRM control charts for the 2010-2011 drilling campaign for gold, copper and are shown in Figure 11.1 to Figure 11.21.

Figure 11.1:    SRM Control Chart OM00 (2010-2011)- Gold (Source: Cube Consulting, 2011)

Figure 11.2:     SRM Control Chart OM00 (2010-2011) - Copper (Source: Cube Consulting, 2011)

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Figure 11.3:    SRM Control Chart OM00 (2010-2011) - Silver (Source: Cube Consulting, 2011)

Figure 11.4:    SRM Control Chart OM10(2010-2011) - Gold (Source: Cube Consulting, 2011)

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Figure 11.5:     SRM Control Chart OM10 (2010-2011) - Copper (Source: Cube Consulting, 2011)

Figure 11.6:    SRM Control Chart OM10 (2010-2011) - Silver (Source: Cube Consulting, 2011)

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Figure 11.7:    SRM Control Chart OM100 (2010-2011) - Gold (Source: Cube Consulting, 2011)

Figure 11.8:    SRM Control Chart OM100 (2010-2011) - Copper (Source: Cube Consulting, 2011)

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Figure 11.9:     SRM Control Chart OM100 (2010-2011) - Silver (Source: Cube Consulting, 2011)

Figure 11.10:    SRM Control Chart OM110 (2010-2011) - Gold (Source: Cube Consulting, 2011)

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Figure 11.11:    SRM Control Chart OM110 (2010-2011) -Copper (Source: Cube Consulting, 2011)

Figure 11.12:    SRM Control Chart OM110 (2010-2011) - Silver (Source: Cube Consulting, 2011)

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Figure 11.13:    SRM Control Chart OM200 (2010-2011) - Gold (Source: Cube Consulting, 2011)

Figure 11.14:    SRM Control Chart OM200 (2010-2011) -Copper (Source: Cube Consulting, 2011)

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Figure 11.15:    SRM Control Chart OM200 (2010-2011) - Silver (Source: Cube Consulting, 2011)

Figure 11.16:    SRM Control Chart OM210 (2010-2011) - Gold (Source: Cube Consulting, 2011)

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Figure 11.17:    SRM Control Chart OM210 (2010-2011) -Copper (Source: Cube Consulting, 2011)

Figure 11.18:    SRM Control Chart OM210 (2010-2011) - Silver (Source: Cube Consulting, 2011)

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Figure 11.19:    SRM Control Chart OM300(2010-2011) - Gold (Source: Cube Consulting, 2011)

Figure 11.20:    SRM Control Chart OM300 (2010-2011) -Copper (Source: Cube Consulting, 2011)

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Figure 11.21:    SRM Control Chart OM300 (2010-2011) - Silver (Source: Cube Consulting, 2011)

11.2.2.2	Newcrest

Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. The quality control programme consisted of external standards and blanks sent to ALS Geolab, and check assays sent to ACME Laboratories and SGS Laboratories in Santiago, Chile. ACME and SGS are ISO 9001 registered assay laboratories. The ACME checks reportedly produced systematically higher (bias not quantified) gold values than those from ALS Geolab (Van Kerkvoort et al., 2008). This indicates that the Newcrest gold assays may be biased low and thus may underestimate the true gold grade of the Newcrest intercepts.

11.2.2.3	Anglo

Specific details regarding the sample preparation and assay methodology for the Anglo drill samples are not available to Exeter. Drill samples were assayed for gold, silver, and copper at ALS Geolab in Copiapó, Chile. ALS Geolab assay certificates show the laboratory performed duplicate assays every five samples and included standards in each batch. Anglo reports did not mention any significant issues with assay quality (Van Kerkvoort et al., 2008).

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12.0	DATA VERIFICATION

The various steps taken by Exeter to ensure the integrity of analytical data are consistent with standard industry practice. The sampling procedures are appropriate for the style of mineralization and structural controls for the Caspiche Project. Cube’s examination of drill cores, particularly in regard to the recognition of mineralized intervals, verified the soundness of the core sampling procedure.

Cube undertook a site visit to the Caspiche Project on the 20th and 21st September 2011. Cube’s site visit included a field inspection, confirmation of drill hole locations, review of the geological and structural setting and inspection of representative mineralization in diamond drill core.

Exeter conducts comprehensive internal and external validation of its databases, both in hard copy and electronic format. Drill collars are professionally surveyed and independent audits are encouraged. All laboratory results are checked by a qualified geologist before loading into the database and again at regular intervals for long term trends.

Comprehensive external database audits have been conducted several times during the period October 2008 to September 2011. AMEC has audited the Exeter Caspiche mineral resource database on four occasions during January 2009, August 2009, January 2010 and August 2010. The AMEC database audits have included checking of collar, survey, lithology, stratigraphic unit, alteration, oxidation and assay data against original logging sheets and assay records. In addition to database auditing, AMEC has checked the location of drill holes in the field, and sampled and assayed select drill core intervals during their site visit in October 2008.

Details of previous data validation can be found in NI 43-101 reports on Caspiche (Wakefield and Marinho 2009a, 2009b, 2010 and Tolman and Perkins 2010). All four of these documents have been previously lodged with the Canadian Securities Administrators and are available for viewing on SEDAR at http://www.sedar.com. For completeness, some of the sections from the previous reports are repeated below, either in full or part.

12.1	Mineral Resource Database Audits

12.1.1	AMEC

AMEC performed four audits of the Caspiche mineral resource database during the period October 2008 to August 2010 and found that it was adequately free of data entry errors and determined that it was acceptable for use in mineral resource estimation (Wakefield and Marinho, 2009a, 2009b, 2010, and Tolman and Perkins, 2010).

At the end of the 2010 drill season, Exeter performed an internal database audit on all hard copy and electronic data and determined that no significant data entry problems existed.

In August 2010, AMEC performed an audit of Caspiche drilling data received since the effective date of the previous mineral resource estimate for the Property. No significant errors were found in the mineral resource database in collar, survey, lithology, stratigraphic unit, alteration or oxidation in data entry from original logs. A selection of assay records in the database were checked against the original assay certificates and no errors were found.

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12.1.2	Cube Consulting

Cube undertook an extensive verification of the drill holes database whilst in Exeter’s Copiapó office in Chile. Database verification included:

●	A detailed overview of the database structure with Exeter's database manager;

●	A detailed check of 1 in 10 of all drill holes drilled by Exeter since January 2007 including:

-	Cross-validation of sample numbers from sample cutting sheet, Exeter dispatch number, laboratory job number and database - no errors detected;

-	Cross-validation of certified reference material numbers between sample dispatch sheet and database - no errors detected;

-
Cross-validation of official ALS and ACME lab assay reports (obtained directly from the laboratories) against the database. Approximately 20% of all database assay records were checked - no errors detected;

-	Check of downhole survey between original Reflex EZ Shot records and database - no errors detected;

-	Check of database drill hole collar coordinates against original paper drill hole record - no errors detected.

12.2	Drill Hole Locations

Exeter routinely uses a professional surveyor to determine the exact position of drill hole locations. Drill hole collar locations are surveyed using a Leica TC 600 total station unit with centimetre accuracy using the Instituto Geográfico Militar 26° to 36° transform.

Drill hole locations were verified during an October 2008 site visit to the property by AMEC who collected handheld GPS location readings for seven drill hole locations in the Caspiche Porphyry area to verify the accuracy of the drill hole coordinates in the mineral resource database. An additional three holes were surveyed by Cube in September 2011 with a hand held Garman 76Cx GPS unit. A comparison between Exeter surveyed drill hole locations and GPS location readings are shown in Table 12.1.

Significant differences were noted between the Exeter surveyed drill hole locations and GPS collar coordinates. Handheld GPS coordinates were collected using the PSAD56 datum, which is a general transform that can vary up to 50 m from the more precise Instituto Geográfico Militar 26° to 36° transform used by Exeter (Galaz, 2008). AMEC compared Exeter surveyed collar locations with drill pads on geo-referenced digital images, and found the collar locations to be acceptably accurate (Wakefield and Marinho, 2010).

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Table 12.1:    Caspiche Drill Hole Collar Checks

Drill Hole	Difference Easting (m)	Difference Northing (m)	Checked By
CSD015	24.15	-51.4	AMEC
CSD016	16.4	-33.14	AMEC
CSD024	26	-38	AMEC
CSR023	28.2	-36.44	AMEC
SHC07	8.81	-49.04	AMEC
SPC03	15.29	-47.66	AMEC
CDH-03	15.49	-42.5	AMEC
CSD059	8.76	-50.66	CUBE
CSD031	20.34	-44.25	CUBE
CSD067	-2.92	-56.57	CUBE

12.3	Independent Sampling

12.3.1	AMEC Core Sampling

AMEC, during their October 2008 site visit, selected six Exeter drill hole intervals for check assaying to confirm the presence of gold and copper in the Caspiche drill core (Wakefield and Marinho, 2009a). Mineralized intervals at various depths were selected from the three most relevant drill holes available at the time (CSD014, CSD015, and CSD016). Exeter split (sawn quarter-core), sampled, and bagged the core under AMEC supervision and AMEC submitted the samples to ACME Laboratories in Santiago, Chile, for assaying. ACME assayed gold by standard 30-g fire assay and atomic absorption finish (ACME code G6), and copper by four-acid total digestion and atomic absorption (ACME code 8TD).

Table 12.2 is a summary of the ACME check sampling of Caspiche drill core, and shows the assay results from the original Exeter half-core sampling and the AMEC quarter-core sampling. A single SRM submitted with the check samples reported good assay accuracy for gold and copper.

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Table 12.2:    Summary of AMEC Check Sampling of Caspiche Core

Drill Hole	Interval (m)	Exeter Au (g/t)	Exeter Cu (%)	AMEC Au (g/t)	AMEC Cu (%)
CSD014	242 – 244	0.41	0.33	0.55	0.40
CSD015	440 – 442	0.51	0.31	0.50	0.29
CSD015	600 – 602	1.16	0.38	1.16	0.39
CSD016	221 – 223	0.78	0.40	0.79	0.40
CSD016	381 – 383	1.18	0.45	1.62	0.54
CSD016	461 – 463	1.52	0.51	1.68	0.38

The assay results shown in Table 12.2 confirm the presence of gold and copper in Exeter Caspiche drill core. AMEC assay results also agree reasonably well with Exeter assay results.

12.3.2	Rio Tinto Metallurgical Sampling

Rio Tinto undertook a review of the Caspiche project in October 2008. As part of this review, Rio Tinto took six samples of drill core coarse reject material for metallurgical testwork. The samples were selected to be representative of a variety of alteration styles occurring at Caspiche. A comparison of drill hole intercept grades and metallurgical testwork head grades are presented in Table 12.3. In general, there is very good agreement between the metallurgical testwork head grades and the drill hole assay grades as recorded in the drill hole database.

Table 12.3:    Summary of Rio Tinto Metallurgical Sampling of Caspiche Core

Drill Hole	Alteration Style	Interval (m)	Drill Hole Intercept Grade		Met Test Head Grade
			Au g/t	Cu %	Au g/t	Cu %
CSD-15	Potassic with dominant Biotite / Intermediate Argillic,	474 - 480	1.12	0.29	1.12	0.29
CSD-16	Advanced Argillic / Potassic K-Feldspar dominant	281 - 287	1.72	0.52	1.65	0.51
CSD-16	Advanced Argillic / Potassic K-Feldspar dominant	415 - 421	1.58	0.47	1.70	0.47
CSD-16	Potassic with dominant Biotite	635 – 641	0.76	0.36	0.83	0.36
CSD-16	Potassic with dominant Biotite	724 - 734	0.77	0.39	0.60	0.15
CSD-25	Potassic with dominant Biotite	278 – 284	1.56	0.31	1.47	0.29

12.4	Exeter QA/QC

12.4.1	Geochemical Standards

Geochemical Standard Reference Material (SRM’s) has been used by Exeter in all drilling programmes at Caspiche. During the period January 2008 to September 2011, SRM’s and blanks have been inserted at rates varying between 1 in 25 to 1 in 40 samples. The majority of SRM’s are provided by Geostats Pty. Ltd. (“Geostats”) of Australia. Exeter has also

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produced and characterised some SRM’s based on representative Caspiche mineralized material. To date, a total of 928 gold SRM’s have been submitted from 28 different standards with recommended assay values varying from 0.24 to 2.14 Au ppm. In addition, a total of 169 copper SRM’s have been submitted from 7 different standards with recommended assay values varying from 90 to 2,252 Cu ppm

Cube undertook a review of all SRM results for the entire period between January 2007 to September 2011. During this period, the majority of gold and copper SRM's performed within the expected limits with 93 % and 92 % being within two standard deviations of the expected value respectively. Cube made selected random checks of the database for SRM values that were outside two standard deviations of the expected value and noted that in all cases Exeter had highlighted these for follow-up.

In general, blanks showed acceptable performance with only 11 values exceeding 0.03 Au ppm and only 1 value exceeding 0.09 Au ppm.

Cube is of the opinion that Exeter has implemented and continues to maintain a well managed and robust QA/QC program and there does not appear to be evidence of systematic error or material bias.

12.5	Twinned Holes

Exeter conducted selected confirmation drilling of Anglo drilling (two holes) and Newcrest drilling (four holes).

Exeter confirmation drilling of Anglo drilling revealed a slight high-bias, on average, in the Anglo gold assays, however the thickness of the intercepts are approximately equal. Anglo copper assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts. Exeter confirmation drilling of Newcrest drilling showed that no significant bias exists, on average, in the Newcrest gold assays, and that the thicknesses of the intercepts are approximately equal. Newcrest copper and silver assays are, on average, unbiased when compared to Exeter confirmation drilling intercepts.

AMEC reviewed the results from all six twinned holes and concluded that the Exeter drilling confirms gold, copper, and silver grades (Newcrest only for silver) and thicknesses of both the Anglo and Newcrest drill intercepts. AMEC concluded that Anglo and Newcrest drill hole are acceptable for use in mineral resource estimation (Wakefield and Marinho, 2010). Cube briefly reviewed the twin data and concurs with the AMEC conclusion.

12.6	Check Assaying of Samples Greater Than 1 Au ppm

As part of the assaying procedure, samples that return significant gold values greater than 1-2 Au ppm, are routinely re-assayed with a second fire assay using the same method as the original assay. Figure 12.1 shows a scatter plot of the original assay versus the re-assay of all gold samples with an original grade of greater than 1 Au ppm, a total of 560 pairs, with one outlier removed. This comparison shows reasonable correlation indicating relatively low variability within the pulp sample. This re-assaying procedure also includes the geochemical standards.

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Figure 12.1:    Re-Assays of Samples >1 Au ppm

12.7	Cube Consulting Statement

Cube Consulting has undertaken reasonable endeavours to assess the veracity of drilling data for the Caspiche project. It can be concluded that all logging, sampling and data QA/QC procedures between January 2007 and September 2011 have been carried out to a high industry standard and record keeping and database management is excellent.

Cube believes that the current database provides an accurate and robust representation of the Caspiche project and is appropriate for use in mineral resource estimation.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Introduction

This Item summarizes the metallurgical testwork undertaken and in progress. It discusses the nature and extent of the testing and analytical procedures and provides a summary of the relevant results. Additional information is provided where available on sample representivity on the different styles of mineralization and potential deleterious elements.

13.1.1	Historical Testing

Prior to 2008, the only metallurgical testwork carried out on Caspiche mineralization was leaching testwork of a scouting nature on oxide samples. Exeter carried out bottle roll tests on reverse circulation (RC) drill chips from the discovery hole CSD 013 at SGS Santiago. Ten years earlier, Newcrest also carried out similar level scouting work on six intercepts at SGS Santiago. There were no records of any metallurgical work being carried out by Anglo. The test details of all these early metallurgical programmes were reported by Van Kerkvoort, Delendatti and Perkins, in the first Exeter NI 43-101 Technical Report, “Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile” 26 April 2008, by Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J. (Section 27, References).

13.1.2	Core Samples for Test Work

The first Exeter test programme was carried out on RC chips because of the timing of CSD 013 at the very end of the first field drilling season prior to the Andean winter. It was decided that all future work would be carried out on drill core, and indeed from that time all drilling at the Caspiche Porphyry was with diamond core, with the exception of a minor amount of shallow RC precollars.

Following an examination of early assay statistics, Exeter geologists and metallurgists decided it would be prudent to make a preliminary split of coarse crushed (nominal 70 % passing 10 mm) half-drill core and store this material for future metallurgical test regimes. If future statistics indicated a nugget effect that would require finer crushing of all the half-core, this procedure would be reviewed.

In August 2008, Exeter selected drill-hole intervals from the Caspiche Porphyry oxide and sulphide mineralized intercepts for metallurgical test work. Six oxide and six sulphide intervals were selected and the stored coarse crushed material was appropriately assembled and sent to two laboratories.

13.1.3	Preliminary Oxide Test Work

Caspiche oxide mineralization appeared to lie as a relatively thick horizontal blanket with little to no copper content, averaging less than 0.01 %Cu or below the detection limit of the laboratory analyses. It was hoped that this material would be amenable to heap leaching as it was thought it would be very difficult to float any gold values into a concentrate.

McClelland Laboratories International (MLI) of Sparks, Nevada carried out bottle roll tests on each of the six oxide intercepts at the as received size and at a finer crush of 1.7 mm. The intercepts were then combined to form two composites classified as Andesite and Porphyry which provided sufficient material for a column leach test on both. Gold dissolutions of

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approximately 77 % and 84 % were achieved in 30 days of leaching with moderate reagent consumptions. Exeter considered these results to be encouraging for heap leaching the oxide blanket. The programme was reported in detail in the independent Amec NI 43-101 Technical Report, “Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation” dated 14 September 2009 by Wakefield, T. W., and Marinho, R.

There was little oxide mineralization encountered in the 2009 drill programme and a dedicated oxide drill campaign was planned for 2010 with the results described in 13.3 following.

13.1.4	Preliminary Sulphide Test Work

The first six sulphide intercepts were sent to G&T Metallurgical Laboratories in Kamloops, BC in August 2008. G&T and Exeter agreed that the preliminary testwork for Caspiche should examine a wide range of rock and alteration types for liberation and flotation characteristics, prior to compositing.

All six samples were subjected to detailed modal analyses and mineralogical investigation to identify probable primary and regrind sizes for a conventional porphyry copper circuit. Rougher flotation was examined using standard reagents and once performance was stabilized, concentrate samples were reground and three stages of cleaning carried out with the objective of producing a 25 %Cu concentrate grade. The variable presence of enargite (Cu3AsS4) was confirmed in all samples as a significant copper mineral.

Later, in July 2009, following the completion of the 2009 field programme, Exeter selected a further 14 sulphide intervals which were a mix of quarter core and coarse reject material, which in combination with the previous six, provided a broad and representative sample of the mineralization to depths greater than 1,000 m down hole. Characterization test work similar to the original six samples was completed at G&T in Kamloops, followed by a similar programme of flotation testing.

As might be anticipated, the results were variable. Final concentrate grades ranged from 18 %Cu to 35 %Cu with an average of 27 %Cu, and average recovery at this grade was 83 %Cu. Gold recoveries to rougher concentrates averaged 78 % but dropped sharply through the cleaner circuit to average 52 % in final concentrate. Enargite in final copper concentrates resulted in arsenic assays from 0.02 % to just under 10 % with an average of 1.6 %As. Arsenic is considered by most smelters to be a deleterious element in commercial copper concentrates, generally above levels of 0.01 %As. Antimony was also noted at levels close to levels where smelter penalties might be levied.

Centrifugal gravity testwork was also carried out on selected rougher tails to gauge potential for scavenging gold values. Even though the rougher tails gold values were very low, approximately 0.15 g/tAu, on some samples, there appeared to be some potential.

Flotation performance was interpreted to be more sensitive to changes in sulphur grade than the style of mineralization, and it was decided to form composites from retained material from the 20 intercepts based on sulphur content, and move to flowsheet and locked-cycle testing (LCT). The high and low sulphur samples (HS and LS) were further split into high and low arsenic (HA and LA) so that 4 composites in total were tested and designated, LSLA, LSHA, HSLA and HSHA.

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G&T carried out the detailed flotation programme on these composites in the first half of 2010 using slightly lower than normal dosage rates of conventional reagents. In the rougher flotation tests copper recovery averaged 90 % and gold recovery, 80%. In general the results pointed toward a primary grind P80 of about 130 µm, a rougher pH of 8.5, a concentrate regrind P80 of about 20 – 25 µm, and an elevated cleaner pH of 11 – 11.5. Flotation conditions were varied but found to have a relatively small impact on performance.

The locked cycle tests confirmed that the high sulphur composites were more difficult to treat, with copper and gold recoveries averaging 85 % and 55 % respectively into a 24 %Cu concentrate. Arsenic grades were 0.6 % As and 2.2 % As for the low and high arsenic composites respectively. The low sulphur composites performed better with 87 % and 73 % gold being recovered into a 27 %Cu concentrate, with similar arsenic grades for the LA and HA samples.

G&T averaged the results of the four groups of LCTs but it is believed that this is not a good representation of the tests as the conditions between the tests were altered in an attempt to improve recovery and to some extent the concentrate grade.

The 8 LCT tests are summarized in Table 13.1. It can be seen that varying conditions did indeed change the results, particularly the copper concentrate grade, significantly in composites HSHA and LSLA. For all composites, high grade copper concentrates of at least 25 % Cu were achieved in all the tests except one.

Table 13.1:    LCT Test Results at G&T

Test No	Composite	Copper		Gold		Arsenic
		%Cu	%Cu Recv.	g/t Au	%Au Recv.	%
47	HS - HA	30.0	82.0	68.7	52.1	3.3
51	HS - HA	16.5	88.6	43.3	59.2	1.7
G&T Average	HS - HA	20.2	84.9	50.9	57.9	2.3
29	HS - LA	27.3	83.3	30.5	47.2	0.4
39	HS - LA	28.3	84.4	32.0	56.4	0.7
G&T Average	HS - LA	27.8	84.6	31.6	52.0	0.6
13	LS - HA	33.5	86.1	79.4	69.9	3.2
37	LS - HA	24.7	87.5	57.0	71.2	2.6
G&T Average	LS - HA	27.9	86.7	65.9	72.4	2.9
20	LS - LA	25.1	88.6	64.8	72.6	0.6
38	LS - LA	30.4	90.4	73.4	75.5	0.6
G&T Average	LS - LA	26.8	89.1	67.2	72.7	0.6

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A number of gravity tests, using a laboratory scale Knelson concentrator and a super-panner, were carried out on all four composites. Negligible gold was recovered in all but one composite, HS – HA. In this composite, 10.4 % of the gold from flotation feed was recovered into a concentrate containing 33 g/t Au.

In view of lower gold recoveries in the high sulphur composites, in mid-2010 Exeter commissioned SGS Lakefield laboratories to carry out an independent test programme on residual sample of the two high sulphur composites. Despite different reagent suites and operators, very similar results were obtained.

The results from these two programmes were reported in more detail in the September 2009 Technical Report by AMEC and the September 2010 Technical Report by Tolman and Perkins.

13.1.5	Concentrate Treatment

Exeter realized that Caspiche copper concentrates would almost certainly require further treatment to remove arsenic from final concentrates in order for them to be marketable. A large number of alternative treatment routes for arsenic removal either existed or were being developed. However, with the low copper grades encountered at Caspiche, it would be impractical to obtain sufficient concentrate from normal drill core samples to test more than one or two.

In 2009, SNC Lavalin Australia (SNC) was retained to review the appropriate technologies and select those most suited to Caspiche considering the concentrate characteristics and the physical location of the project. The basis was a hypothetical Caspiche concentrate based on flotation test results and hypothetical high and low altitude locations for treatment facilities. Reductive roasting was selected to remove arsenic and antimony and produce a saleable calcine product suited to existing custom copper smelters. Pressure oxidation was recommended as an alternative to allow cathode copper and doré gold to be produced directly; thereby bypassing the need to market concentrates. Testwork programmes were developed to confirm these two approaches.

13.2	Sulphide Mineralization

Metallurgical testwork on mineralized sulphide material has continued and a number of programmes are ongoing as of the effective date of this report (see section 13.5).

13.2.1	November 2010 Pilot Plant

Initially, Exeter geologists and metallurgists selected and sent 91 intercepts and used 84 of these intercepts for the pilot plant blend that was considered representative of the sulphide mineralization. The selections included all rock and alteration types and extended from 200 m to over 1300 m down hole. In total, 8620 metres of mineralization was represented and the calculated head assay of the combined mass was 0.25 %Cu, 0.53 g/tAu, 2.05 %S and 0.03 %As. This assay approximates that of the overall reserves and in Exeter’s opinon confirmed the representivity of the pilot plant sample.

This material all existed as coarse -9.5 mm crushed core with a total weight of over 11 tonnes and was sent to SGS Lakefield in Canada. The prime objective of the pilot plant programme was to produce sufficient copper concentrate for roasting and pressure oxidation

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testwork, estimated at around 60 to 70 kg. In addition large quantities of other flotation products were collected, especially cleaner-scavenger tails which potentially represented a significant loss of gold from circuit. Cleaner scavenger tails samples were cyanide leached to test for gold recovery. A secondary but important objective was to test the flowsheet as developed. A third, equally important objective was to obtain plant design parameters on key process streams, for example rougher and cleaner tailings as well as the final concentrate.

Prior to the start of pilot plant operation, samples were split out for various physical tests and pre-pilot flotation testing. The physical tests included Bond Ball Mill Work Index, SMC® (SMC Testing Laboratories pty ltd) testing and gravity recoverable gold testing. The pre-pilot flotation testwork included the same progression as previous test work; from batch rougher tests to batch cleaner tests to locked cycle tests, and was carried out to confirm grind targets and reagent conditions. In addition batch pyrite flotation was tested on the first cleaner scavenger tails of two of the cleaner tests as well as on the same product from the final cycle of the locked cycle test.

The pilot plant campaigns began on 9th November 2010 and lasted for just over two weeks. The plant was assembled to mirror the flowsheet tested with flotation residence times being approximately twice those indicated in laboratory test work. Target primary grind size was 120 µm to 130 µm and rougher concentrate regrind target was 20 µm to 30 µm. The reagents used were potassium ethyl xanthate (PEX), potassium amyl xanthate (PAX), Aerofloat 208 (A208), Methyl Isobutyl Carbinol (MIBC) as a frother, carboxy methyl cellulose (CMC 7LT) as a depressant and hydrated lime for pH control.

The assembled plant was only run on day shift, and time was taken to assess early results and make decisions on any changes to operating conditions, as well as to occasionally test possible variations on flotation conditions in the laboratory. Five campaigns were run at about 100 kg/hour for a single shift followed by an extended sixth run for approximately 60 hours. The campaigns were observed in part by Exeter and Aker Solutions (now Jacobs) metallurgists.

Pilot plant flotation performance was reasonably steady for a manually controlled plant and cleaner recycle flows appeared to stabilize approximately 1 to 2 hours after start up, confirmed by hourly control samples. Grinding targets were difficult to achieve and the closed circuit screen size had to be progressively increased until the 5th campaign. All rougher tails and cleaner-scavenger tails flows were collected in 200 litre drums without overflow, and allowed to settle. During the second campaign, a pyrite circuit was operated on cleaner-scavenger tails using PAX as a stronger collector to produce a separate pyrite concentrate and final tail.

Solid-liquid separation tests and rheology tests were carried out on rougher tails, cleaner-scavenger tails and 3rd cleaner concentrate (final concentrate). The rheology tests were carried out on the thickened material. Filtration tests were also carried out on the 3rd cleaner concentrate. Detailed sizings and mineralogy of cleaner products was carried out.

Samples of cleaner-scavenger tails and the pyrite concentrate from the second campaign were tested for gold dissolution in cyanide leaching tests. Selected solutions from these tests were subject to sulphidization, acidification, recycling and thickening (SART) of precipitate test work. Subsequently samples of the same products from locked cycle flotation tests were similarly tested to check on variability of response.

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A very large volume of data and test results were generated by the pilot plant programme described above. The principal results below were extracted from the SGS report, Project 12403-003, Final Report dated 28 February 2011. A selection of head assay values are illustrated in Table 13.2. indicating that the material tested closely matched the material selected.

Table 13.2:    Sample Assays

Sample	Cu %	Au g/t	S %	As %
Exeter – Calculated head assay	0.23	0.54	1.79	0.03
SGS – Actual head assay split	0.25	0.53	2.1	0.03
SGS – PP feed average assay	0.25	0.55	2.03	n/a
SGS – LCT calculated head assay	0.20	0.44	1.85	n/a

13.2.1.1	Physical Tests

Duplicate SMC tests were carried out to provide Julius Kruttschnitt Mineral Research Centre (JKMRC) Drop Weight Index (DWI) values, and other JKMRC mill design parameters, as well as solids SG.

The results which are summarized in Table 13.3 indicated that the samples straddled the average of more than 11000 test results on over 600 deposits in the JKMRC database.

Table 13.3:    Physical Tests

Sample	DWI	A	b	Abrasion parameter ta	SG	Ab		T10
	kWh/m3					Value	Rank	Value	Rank
1	6.29	81.6	0.51	0.41	2.62	41.6	mod hard	32.6	medium
2	5.21	69.8	0.72	0.50	2.62	50.3	medium	35.8	mod soft

The Bond Ball Mill work index (BWi) of a head sample at a passing screen size of 106 µm was 12.8 kWh/tonne. The operating work index of the primary grinding mill during the pilot plant extended run was 12.2 kWh/tonne when producing a P80 of around 120 µm, which is in reasonable agreement.

13.2.1.2	Flotation Summary

Table 13.4 below summarizes the locked cycle tests and the average pilot plant results:

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Table 13.4:    Selected Pilot Plant Flotation Results

	Product	Mass Wt%	Assay (Adj.)			Distribution, %
			Cu %	Au g/t	S %	Cu	Au	S
AVG PP-06A to PP-06D	PP Feed	100.0	0.25	0.55	2.03	100.0	100.0	100.0
	Rougher Conc	8.7	2.48	4.68	16.6	87.4	74.7	71.1
	Rougher Tail	91.3	0.034	0.15	0.64	12.6	25.3	28.9
	1st Cleaner Scav Tail	7.9	0.34	1.55	15.0	10.8	22.5	58.3
	3rd Cleaner Conc	0.8	23.5	35.4	32.2	76.6	52.2	12.8
LCT	Head (calc)	100.0	0.20	0.44	1.85	100.0	100.0	100.0
	Rougher Conc	8.3	2.08	4.04	15.1	86.5	76.0	67.7
	Rougher Tail	91.7	0.029	0.12	0.65	13.5	24.0	32.3
	1st Cleaner Scav Tail	7.5	0.15	1.13	12.9	5.6	19.3	52.6
	3rd Cleaner Conc	0.8	20.9	32.3	35.9	81.0	56.7	15.0

The pilot plant was not intended to simulate or predict full scale plant recoveries; however LCTs are often used for this purpose. The results were in reasonable agreement although the LCT sample appeared to have a lower grade. The best pilot plant run was the 4th which produced a final concentrate of 31 %Cu at 75 % copper recovery and 59 % gold recovery. As in previous test work, losses of gold and copper to first cleaner-scavenger tails were considerable as can be seen in the table above.

Of note were the mass pulls to rougher concentrate that were necessary to achieve these recoveries, and the resultant high weights reporting to cleaner tails together with substantial copper and gold values. To a large extent this was considered normal and a function of the low copper head grade and significant quantities of pyrite present.

Table 13.5 details assays that were carried out on the concentrate and cleaner-scavenger tailings for downstream testwork. Mineralogical analyses indicated that 55 % of the copper was present as chalcopyrite and 30 % as enargite in both products. In this concentrate the arsenic and antimony contents would be considered deleterious by most custom smelters. Mercury is also elevated and could at a level considered deleterious by some smelters.

Table 13.5:    Detailed Product Assays

Product Stream	Cu %	Au g/t	Ag g/t	S %	As %	Cl g/t	F %	Hg g/t	Sb %	SiO2%
3rd Cleaner Conc	22.3	31	73	33.5	2.27	150	0.017	48	0.41	9.2
Cleaner-Scav tails	0.24	1.2	3.7	14.2	0.07	85	0.16	1.9	0.00	46.0

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13.2.1.3	Product Characteristics

All three principal products settled well with non-ionic flocculant Magnafloc 333 with clear supernatants. There was quite a large variation in results and the best results for good percentage underflow solids are summarized in Table 13.6:

Table 13.6:    Settling Test Results

Product Stream	Mag 333	Feed	Underflow	Unit Area	Critical Solids
	g/t	% solids (wt)	% solids (wt)	m2/t/day	Density % wt
Rougher Tailings	25	10	57	0.048	66
3rd Cleaner Conc	10	16	76	0.021	nd
Cleaner-Scav tails	46	5	45	0.103	50

For rougher tailings, unit areas were in the range of 0.048 to 0.071 m2/t/d for a flocculant dosage of 25 - 45 g/t.

For scavenger cleaner tails, unit areas were in the range of 0.103 – 0.144 m2/t/d for a flocculant dosage of 36 – 56 g/t.

Rheology tests were carried out using a concentric cylinder rotational viscometer (CCRV) to determine critical solids density (CSD) of the three products. The CSD of rougher tailings was 66 % wt of solids at 98 Pa unsheared yield stress. The sample appeared thixotropic on shearing with a solids content of up to 68.7%. The Cleaner Scavenger tails CSD was 50 % wt corresponding to an unsheared yield stress of 55 Pa. Both samples displayed primarily Bingham Plastic behaviour.

Final concentrate was fast settling when shear was applied and a vane viscometer had to be used. At 83.1 and 81.7 % solids, peak yield stresses of 122 and 60 Pa were measured respectively. Such fast settling behaviour will need to be examined in more detail for pumping calculations.

Pressure filtration testing of the final concentrate was not possible due to settling in the feed chamber of the feed diaphragm pump. Alternative pump units to suit the chamber were not available; however Exeter metallurgists believe such issues are not considered likely to affect commercially available production units.

Vacuum filtration testing was straightforward and SGS predictions were as shown in Table 13.7.

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Table 13.7:    Vacuum Filtration Test Results

Filter Test Predictions	Feed Solids	Cake Thickness	Cake Moisture	Vacuum Filter Cycle Times (Minutes)		Dry Output
	% wt	mm	% wt	Form	Dry	kg/m2/hr
Belt Filter	75	15	9	0.12	0.86	2062
	75	30	9	0.47	1.73	1842
Disc or Drum Filter	75	10	11.8	0.05	0.09	7770
	75	18	10.9	0.17	0.28	4317
	75	30	10.1	0.47	0.78	2590

The results for the specific throughput for the belt filter at a lower moisture content of 8 % were about 950 kg/m2/h – this would be an acceptable parameter for the design criteria. However, a pressure filter is likely to produce a better result than a belt filter and should be tested at the earliest opportunity with one of the commercial suppliers. The use of a drum filter is not recommended due to the higher product moisture.

A rougher tailings sample from the pilot plant campaign has been treated for almost 40 weeks in a humidity cell at SGS Lakefield.  The leach solutions appear relatively stable and at the time of writing no parameters are outside Chilean environmental limits.

13.2.2	SART Testwork

The SGS pilot plant run provided the opportunity to gather representative kilogram-quantity samples of cleaner-scavenger tails and test further processing of them in efforts to reduce losses of copper and gold, as well as potential silver, that had occurred in all flotation test work to date.

In view of the high mass pulls to rougher flotation concentrate, it was decided to follow up selective earlier laboratory tests and try to separate a pyrite concentrate from the cleaner-scavenger tails containing gold values. This was done during the second pilot plant campaign throughout an operational shift and the results are shown in Table 13.8:

Table 13.8:    Pilot Plant Pyrite Flotation Results

Product	Weight %	Assay			Distribution %
		Cu %	Au g/t	S %	Cu	Au	S
Pyrite Feed (Cl Sc Tails)	100.0	0.13	0.76	8.23	100.0	100.0	100.0
Pyrite Concentrate	33.4	0.32	1.92	21.7	82.7	83.8	88.0
Pyrite Tails	66.6	0.03	0.19	1.49	17.3	16.2	12.0

It should be pointed out that the actual operational mass pull during this pyrite flotation test was quite high at 12.3 % as opposed to more normal mass pull targets of 7 % to 8%. A sample of pilot plant cleaner-scavenger tailings and pyrite concentrate as well as two samples of cleaner scavenger tails from locked cycle tests were pre-aerated for 24 hours and then leached for 48 hours in 0.1 % NaCN solution at 40 % solids as the optimum conditions. No carbon additions were trialed in these tests. The results of the leach tests are summarized in Table 13.9.

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Table 13.9:    Flotation Product Cyanide Leaching Results of Flotation Plant Products

Sample Leached	48 hour % extraction			NaCN	Calculated Head
	Au	Ag	Cu	Kg/t	Au g/t	Ag g/t	Cu %
PP Cleaner Scavenger Tails	67.6	39.1	46.5	3.99	1.25	4.1	0.26
PP Pyrite Concentrate	67.3	32.2	46.9	4.48	1.56	4.6	0.30
LCT Cl Sc Tails - HSHA	60.5	48.0	49.2	1.77	1.19	2.9	0.12
LCT Cl Sc Tails - HSLA	60.2	50.7	47.9	1.33	1.11	1.8	0.08

SART tests for cyanide recovery were carried out on three of the solutions from these tests.  The optimum conditions were found to be pH 4 using 110 % of the stoichiometric requirement of sodium hydrogen sulphide (NaSH). Sulphuric acid additions ranged from 1.3 g/L to 1.8 g/L and re-neutralization hydrated lime additions ranged from 0.94 g/L to 1.4 g/L. The results are summarized in Table 13.10.

Table 13.10:    SART Cyanide and Copper Recovery Results

SART Sample	Sodium Cyanide			Copper
	Added kg/t	Recovered kg/t	Recovered %	Feed mg/t	Tails mg/t	Recovered %
PP Cleaner Scavenger Tails	4.74	3.5	74	851	0.4	100
LCT Cl Sc Tails - HSHA	3.03	2.6	86	363	8.0	98
LCT Cl Sc Tails - HSLA	2.64	2.1	80	244	0.4	100

The copper recoveries were almost quantitative as expected however the cyanide recoveries ranged from 74 % to 86%, most probably as a result of cyanide present as thiocyanate, SCN-, which cannot be regenerated in the SART circuit and is instead mostly precipitated into the copper product.

13.2.3	Pressure Oxidation of Caspiche Concentrate

SGS were selected to carry out a batch bench-scale pressure oxidation (POX) testwork programme on a portion of the pilot plant final concentrate.

The POX tests were carried out in 2 litre Parr titanium autoclaves and examined the effects of temperature, residence time and grind size. Copper extraction was greater than 99 % for the conditions tested which included temperatures from 210 oC to 225 oC and 60 to 120 minutes residence time. As expected, reaction kinetics were faster at the higher temperature of 225 degrees and with a reground concentrate P80 of 32 µm complete oxidation occurred within 60 minutes. The arsenic content of final solutions was low, with 200 mg/L average depending on the conditions used in each individual test while virtually all antimony remained in the residue. The final solutions contained from 20 to 23 g/L Cu and 40 to 50 g/L H2SO4. Weight loss of solids was between 49-60%. The POX residues were washed and selected samples were bottle-roll leached at 25 % solids in 1 g/L sodium cyanide solution for 24 to 48 hours. Gold dissolutions were high and ranged from 95 % to 99 % with an average cyanide consumption of 1.4 kg/t. Generally leaching was complete after 24 hours. Lime consumptions ranged from 5 to 70 kg/t with the lower figure obtained using a “hot cure” stage on the autoclave discharge to break down basic sulphates. Silver recoveries were low

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and ranged from 7 % to 29%. It is possible that these could be improved by a post POX treatment route and should be investigated in future pilot plant work.

All leach tests resulted in calculated gold head assays lower than the assay head. SGS speculated that some gold could be in the POX pregnant solution as a result of chloride or fluoride but it did not show up in assays and was not investigated further.

A comparison leach was carried out on the un-oxidized flotation concentrate. This showed 14 % gold dissolution after 48 hours with 19 kg/t cyanide consumption.

13.2.4	Reductive Roasting of Caspiche Concentrate

Two roasting technology suppliers were contracted to carry out small scale roasting testwork on Caspiche pilot plant final concentrate. The objective was to reduce arsenic contained in the concentrate to 0.2 % As or less while maintaining sulphur content in the roaster product (“calcine”) as high as possible. Outotec carried out testwork in Germany and Sweden and Technip carried out testwork at Hazen Research in Denver, Colorado.

13.2.4.1	Outotec Roasting Testwork

Outotec carried out testwork in a standard Boliden rotary kiln and in a 50 mm fluid bed reactor using SO2 gas as the fluidizing medium. The resulting calcine values from both tests are held to reflect those for full scale operation.

The calcine indicated very good fluidizing properties when fluidized with nitrogen at up to 700 oC, however agglomeration was observed at 650 oC when fluidized with SO2. Outotec found the agglomerates to be soft and anticipated that this would not be an issue with a full scale roaster operating with double the gas velocities and with an inert sand fluidizing medium.

A summary of the fluidized bed calcine results is given in Table 13.11, copied from the Outotec report.

Table 13.11:    Elemental Analysis of Calcine Test Products

Test	Temp (oC)	Cu (%)	Fe (%)	S (%)	Zn (%)	As (%)	Sb (%)	SiO2 (%)	Al2O3 (%)
113/10*		23.6	25.9	32.8	0.75	2.40	0.53	9.2	1.8
1	600	22.8	31.4	27.9	0.63	0.19	0.25	12.7	2.4
2	650	24.1	31.1	27.3	0.73	0.14	0.18	12.0	2.2
3	700	24.9	30.9	27.2	0.75	0.16	0.13	11.8	2.2
4	725	26.0	30.8	25.5	0.81	0.19	0.16	11.4	2.2
5	600	23.5	30.9	27.6	0.68	0.33	0.24	12.2	2.4
6	650	24.1	31.3	25.5	0.69	0.11	0.16	12.7	2.2
7	700	25.0	31.0	25.6	0.74	0.18	0.15	11.7	2.2
8	725	25.4	31.0	24.1	0.75	0.26	0.16	11.5	2.5

The programme indicated an optimum temperature in the 650 oC to 700 oC range for reducing arsenic and antimony while maintaining sulphur values. Calcine residues of much less than 0.20 %As were achieved and almost 70 % of the antimony was removed. Outotec considered the concentrate to be very good for full scale fluidized roasting and recommended further pilot scale work to optimize conditions.

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13.2.4.2	Technip Roasting Testwork

The testwork was carried out at Hazen Research’s facilities in Denver under the supervision of Technip personnel. Hazen carried out the work in a 107 mm inside diameter stainless steel fluidized bed reactor within a heating chamber. The inert fluidizing medium was sand. The off gases and solids were treated in a cyclone for solids recovery to underflow and the cyclone overflow passed to a baghouse. Final off gases were scrubbed by NaOH in a packed column. The column was fluidized with nitrogen into which a calculated amount of oxygen was metred. Process gases were sampled and analysed.

Six runs of approximately 2 hours duration at steady state were carried out under different process conditions. Technip found that temperatures of 725 oC to be best for arsenic removal and achieved calcines of 0.2 %As at these levels as indicated in Table 13.12, copied from the Hazen Research report. Sulphur assays in the calcine were 26 % to 27 %S.

The baghouse product (arsenic concentrate) assayed from 3 %As to almost 7 %As.

Table 13.12:     Summary for Partial Roast of Caspiche Flotation Concentrate

Measurement	Fluid-bed Roast Test
	1	2	3	4	5	6
Average Temperatures, °C
Bed zone (3)	625	650	625	675	725	725
Freeboard	430	435	415	430	450	530
Cyclone outlet	290	300	285	300	315	350
Average Rates, g/min
Concentrate	27.2	26.8	25.2	26.6	26.2	120.6
Cyclone	21.6	20.4	21.8	21.0	20.6	85.2
Baghouse	na	0.64	0.63	0.73	0.51	3.8
Gas Flows, sft3*/min
Fluidizing N2	2.93	2.93	2.93	2.93	2.93	1.03
Feed transport N2	0.45	0.45	0.45	0.45	0.45	0.48
Purge N2	0.02	0.02	0.02	0.02	0.02	0.02
Oxidant, sLmin O2	1.9	1.9	2.4	2.4	2.4	9.3*
Total Sulfur Assay, wt%
Concentrate feed	33.7	33.7	33.7	33.7	33.7	33.7
Final test cyclone	27.9	27.5	27.4	25.9	26.1	27.2
Final test baghouse	na	25.2	24.3	23.2	23.5	22.1
Arsenic Assay, wt%
Concentrate feed	2.16	2.16	2.16	2.16	2.16	2.16
Final test cyclone	0.83	0.678	0.599	0.318	0.191	0.206
Final test baghouse	na	2.45	2.93	3.15	3.08	6.87
na = not availabe
* standard cubic feet per minute.56 sft3/min air added as oxidant with the N2 equivalent O2 (sL/min) from air hown.

For the prefeasibility study the parameters set were: Feed grades 0.231 %Cu and 0.562 g/tAu; recovery 83 %Cu and 60 %Au; concentrate grade 25 %Cu and 44 %Au; crushing P95 at 2”, grinding P80 at 130 µm, regrind P80 at 30m.

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13.3	Oxide Mineralization

There was very little additional oxide mineralization encountered in the 2009 drill programme, so a specific drilling programme was completed in the 2009 – 2010 field season to obtain appropriate oxide samples.

Following the encouraging results of the initial column leaching tests referred to in 13.1.3 a comprehensive column leach programme was implemented. The objective was to examine leaching characteristics at a range of oxide crush sizes in order to be able to select the most appropriate size or project possible run-of-mine (ROM) recoveries by heap leaching. Seven large diameter PQ core (85 mm diameter) and HQ core (63 mm diameter) drill holes were completed to characterize the oxide zone, with several of them “twinning” RC holes by earlier explorers. The oxide mineralization encountered in these PQ holes was considered by Exeter geologists to be broadly representative of the oxide resource in terms of depth and area.

The mineralization intersected in these holes was split into 11 composites based on rock type, depth or location and ranged in length from 22 metres to 116 metres of continuous sample. The intention was to column test each composite at nominal P80 sizes of 50 mm, 25 mm and 12.5 mm, as well as completing bottle roll and physical (crushing, abrasion) testwork.

The programme was carried out at MLI in 2010 in 10’ high columns with diameters up to 12” selected to suit the top size of material. The weight requirements for the larger columns meant that only 8 of the 11 composites were able to be tested at all 3 sizes. One of these 8, Composite 8, was a transition sample, included to evaluate what might happen if leaching of oxide was extended into the transition zone. Composite 1 was a sample of mineralized transported material from 0 to 22 m depth and there was only sufficient to be tested at 12.5 mm. Composite 3 (86 m to 146 m) and Composite 11 (120 m to 150 m) were tested at P80 of 25 mm and 12.5 mm.

The whole PQ core was hand-crushed at MLI in order that the largest size range would be as coarse as possible. The average size distribution of the 8 composites tested at the coarser size turned out to be approximately 65 % passing (P65) 50 mm rather than the nominal 80% passing size. This coarser than nominal size should be considered when reviewing results. Head grades of all the oxide composites ranged from 0.39 to 0.67 g/t Au and 50 to 230 ppm Cu. The transition composite contained 0.07 %Cu and 0.83 % sulphide sulphur.

The seven oxide composites that were tested at all three feed sizes gave average gold recoveries of 79.3%, 80.4 % and 81.7 % for 50 mm, 25 mm and 12.5 mm respectively. Gold recovery rates for the -50 mm feeds were substantially slower than for the finer feeds, however gold recovery was expected to approach those obtained from the finer feeds with a longer leaching cycle. Composite 11 (120 m to 130 m) gave the lowest gold recoveries of the oxide samples at just over 70 % for the 25 mm material. An example of a kinetic curve for gold dissolution from the test programme is given in the Figure 13.1.

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Figure 13.1:    Gold Leach Rate Profile

Gold recoveries obtained from Composite 8 at -50 mm, -25 mm and -12.5 mm were 54.2%, 68.8 % and 68.9 % respectively, and the leach kinetics were slower than for the oxide samples. As expected with the higher copper content, cyanide consumptions were significantly higher. The results suggest that transition material could be treated by heap leaching if required, however it is probable that copper might need to be removed and cyanide recovered in a SART facility, also that gold recoveries will be much lower. Due to the copper in solution, transition material should not be leached or mixed with oxide material.

Bottle roll test results at P80 -1.7 mm feed sizes were reasonably predictive of column test gold recoveries, and were effectively used for estimation of column test lime requirements. This suggests that in production, such tests might be able to be used for performance prediction if carried out on blast hole cuttings.

Cyanide consumptions for the oxide composites were high, but should be significantly lower in commercial production. This is based on comparative testwork data base results and actual production results of similar operations. Lime requirements were moderate, and pH control during leaching generally was not difficult. Load/permeability tests on the column residues indicated that the oxide ore material would display adequate permeability under expected heap stack height compressive loadings.

Sufficient material was left from two composites to carry out additional column leaches at 25 mm using lower cyanide concentrations, namely addition rates of 1.00, 0.50 and 0.25 kg/t NaCN. The results of this optimization programme are summarized in Table 13.13.

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Table 13.13:     Results of Optimization Programme

Composite Number (P80 of 25 mm, 80 day leach)	Gold Recovery % at				NaCN Consumption, kg/t
	NaCN Addition Strength g/L				NaCN Addition Strength g/L
	1.00	1.00	0.50	0.25	1.00	1.00	0.50	0.25
6 (CSD049; 10 m to 126 m)	80.3	84.2	83.0	80.4	1.71	1.67	1.10	0.72
9 (CSD054; 24 m to 128 m)	81.4	79.4	76.8	77.3	1.38	1.38	1.13	0.88

The programme indicated the expected downward trend in cyanide consumption together with a small reduction in gold recovery with the weaker solutions. Once again, even at the lower cyanide additions, consumptions in a full scale heap are expected to be considerably lower.

The results from this programme were considered to confirm comprehensively the technical application of heap leaching for oxide ore by both MLI and Exeter and, together with the crushing and abrasion results, provided sufficient information to carry out a detailed study into this treatment route by Aker Solutions.

Aker endorsed the Exeter programme results and during the preliminary engineering trade-off phase of the PFS determined that a 5 year oxide operation on -50 mm material would be close to optimal. In reviewing the crushing design, the conventional use of a gyratory crusher in the circuit for such a short operational life was considered sub-optimal as the crusher would be too small for the later sulphide operation. Aker’s conceptual design called for screening ahead of jaw crushing followed by open-circuit secondary crushing.  Both Aker and a crusher manufacturer called for a large sample to be sized in order to develop reasonable crushing plant design parameters.

In January 2011, two truckloads of mineralized oxide material was excavated from 3 trenches located next to drill holes 14, 23 and 64 and were sent to SGS Santiago for sizing. This data was used to estimate screening requirements ahead of the jaw crusher and assist in dimensioning the crusher. The samples were selected and composited to reflect actual Caspiche oxide ore composition as much as practically possible given the limited outcrop and depth penetration. All waste or “transported” material was carefully excluded from the samples.

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Figure 13.2:    Oxide Material

The results obtained from SGS are reproduced in Figure 13.3 and indicate ROM feed sizing (F80) from the test pit locations of 2.8” or 71 mm.

Figure 13.3:    Results Obtained From SGS

MLI are also completing humidity cell testwork on column residues to check the propensity for acid rock drainage (ARD) on heap leach materials.

For the prefeasibility study the parameters set were: Feed grade average 0.404 g/tAu; recovery 78%; crushing P95 at 2”.

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13.4	MacNeill Zone Testwork

The MacNeill Zone is an area of late stage intermediate sulphidation mineralization to the west-south-west of the main porphyry zone on the lower flange of a barren diatreme. It is characterized by low copper assays normally less than 0.10 %Cu and in general average to above average gold assays. Before it was recognized as a separate system, one intercept from the 20 original intercepts sent to G&T was from MacNeill. This intercept, CSD 036,

196 m – 262 m, assayed 0.03 %Cu and 0.94 g/t Au and was not amenable to flotation, recovering only 47 % of the copper and 34 % of the gold into a concentrate assaying 0.71 %Cu.

Accordingly it was decided to check the preliminary response of this zone to heap leaching by carrying bottle roll and column leach tests at MLI in Reno.

13.4.1.1	Preliminary MacNeill Testwork

Initially 6 samples from drill holes CSD 044 and CSD 042, considered typical of MacNeill mineralization, were sent to MLI and represented progressively deeper intervals in the zone. Gold assays varied from 0.36 g/t Au to 1.33 g/t Au and copper from 0.04 %Cu to 0.11 %Cu. In spite of the variations in gold head grade depths, bottle roll gold recoveries in % terms from all six samples were similar at similar stages of the leach, and averaged just under 60 % with a range of 54 % to 65%. Cyanide consumptions averaged 0.5 kg/t NaCN on all but the 0.11 %Cu sample which consumed 1.2 kg/t NaCN. Leach kinetics appeared to be quite rapid.

13.4.1.2	MacNeill Amenability Testwork

It was decided to follow up this work at MLI with 13 coarse crushed (9.5 mm) intercepts from the 2009-2010 drilling campaign which were proportioned to make 7 composites, 3 destined for column tests and 4 destined for bottle roll and flotation tests. The 3 composites for column testing represented shallow, deep and “transitional” material - where MacNeill overprints conventional Caspiche mineralization (“McTrans”). The four for flotation testing represented MacNeill and McTrans split into high sulphur (HS) and low sulphur (LS) composites.

The results of cyanide leaching all 7 composites at different sizes are summarized in Table 13.14:

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Table 13.14:    MacNeill & McTrans Gold Leach Recoveries

Composite	Gold Recovery %			NaCN consumption kg/t
	9.5 mm	1.7 mm	75 µm	9.5 mm	1.7 mm	75 µm
MacNeill Shallow	69.7	69.0	80.6	1.29	0.68	0.59
MacNeill Deep	55.3	64.0	79.1	1.05	0.39	0.29
McTrans	54.7	63.1	71.4	1.27	1.00	1.05
MacNeill HS	n/a	65.0	73.6	n/a	0.45	0.47
MacNeill LS	n/a	67.2	75.9	n/a	0.75	0.67
McTrans HS	n/a	60.7	67.9	n/a	1.05	1.28
McTrans LS	n/a	68.8	83.6	n/a	1.22	0.52

The three 9.5 mm results represent agglomerated column tests where the gold leached very quickly to the final recovery levels of between 55 % and 70%.

Figure 13.4:    Cumulative Recovery

The high cyanide consumptions in the column tests are believed to be a function of leaching for 80 days and would be expected to be substantially less at 20 to 30 days. Generally cyanide consumptions are higher on McTrans than on MacNeill material and reflect the amount of copper present. Copper extractions ranged from 12.5 % to 25%. No percolation problems or slumping was observed in the column tests.

While flotation was carried out on the appropriate composites, they did not respond particularl well at normal sizes and when recovery did improve at a 45 µm, concentrate copper grades were still low.

For the prefeasibility study the parameters set were: Feed grade average 0.508 g/tAu; recovery 40%; crushing P95 at 2”.

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13.5	Ongoing Test Programmes

As of the effective date of this report, testwork is continuing on several programmes at both SGS Lakefield and MLI in Reno. While the work has not been formally finalized and no reports are available, in some cases final test data has been available and has been used by Aker and Exeter.

13.5.1	Sulphide Mineralization

●	12403-008 Flotation Optimization

This programme uses left-over pilot plant feed material to optimize flotation conditions and improve copper and gold flotation recoveries. It is a conventional programme looking at a wider range of physical and reagent conditions recommended by metallurgical experts in this field of low grade copper porphyry flowsheet development.

Within the scope are trials of magnetic separation, flash flotation and gravity recovery of gold from both feed and pilot plant tails.

●	12403-005 Variability Assessment

This programme has used lower than average copper grade drill core intercepts from the pilot plant shipment of 91 intercepts. Conditions close to the optimum identified in 12403-008 are being used to review the response of each sample to standard conditions but may be adjusted based on detailed mineralogy being carried out. This means that the programme necessarily has to lag behind the optimization programme. Weights of intercepts available for testwork are limited and it may not be possible to go to LCT tests.

●	12403-006 HPGR and Physical Characteristics

This programme uses whole HQ core from an abandoned drill hole, CSD039 (Composites 1, 2 and 3) and a metallurgical hole Mett03 (Composites A to H) drilled for the purpose down through the main zone of mineralization. The samples numbering is progressive with depth to reflect both key type changes in mineralization and to provide sufficient weight for a comparative comminution programme. Comminution results were largely completed some time ago and have been provided to Aker (Table 13.15) for use in preliminary HPGR evaluation; however the design criteria for the three cases under study have not used this data. Together with the pilot plant data and comparative work indices carried out by both G&T and SGS, Exeter consider the comminution characteristics have been adequately defined for pre-feasibility purposes in terms of representivity and variability in the deposit. Additional results of a confirmatory nature would be required for feasibility study purposes.

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Table 13.15:    Physical Test Results 12403-006

Sample Name	Relative Density	SMC A x b	SPI Index (min)	Abrasion Index (g)	UCS Mpa	HPGR kWh/t	Bond Ball Wi kWh/t
Comp 1	2.66	76.5	50.1	0.36	73	1.8	9.9
Comp 2	2.60	76.7	37.3	0.34	69	1.7	10.4
Comp 3	2.49	97.1	32.0	0.10	16	1.7	9.9
Comp A	2.52	73.8	43.2	0.20	13	1.9	11.5
Comp B	2.50	85.8	39.9	0.26	27	1.7	9.2
Comp C	2.53	69.7	46.9	0.33	32	1.8	10.4
Comp D	2.57	57.0	49.6	0.40	53	1.8	11.5
Comp E	2.49	43.9	58.4	0.34	75	1.8	11.4
Comp F	2.55	51.8	62.1	0.36	59	1.9	11.1
Comp G	2.59	50.2	47.4	0.28	26	1.7	9.6
Comp H	2.53	44.3	69.2	0.39	76	1.9	12.5

When the PFS started, the density of the ore was unknown, however, for design purposes, 2.7 t/m3 was assumed as a typical for a porphyry copper ore in Chile. It has no impact in the crushing and conveying sizing because those systems were calculated with a bulk density (1.6 t/m3), and the effect on slurries are less than 1 % of volumetric flow rates, i.e. the pumps and pipes sizes for the project do not change.

Most of the data was as expected and suggested an increase in hardness with depth with the exceptions of Composites 3 and G. The UCS results appeared to be lower than expected and the detailed report suggested most have failed on fracture planes.

Locked cycle HPGR tests have been completed and the Bond Mill work index after HPGR will be compared with the conventional BWi and alternative SAG mill and HPGR circuits compared. In addition, flotation responses will be compared between conventionally milled and HPGR milled materials after mineralogical examinations are completed.

●	12403-009 MacNeill HPGR and Flotation

Two metallurgical HQ drill holes were drilled into the main MacNeill Zone and into McTrans material late in the 2010 drilling season. SGS have been supplied with part of this material to check the HPGR and physical characteristics of these two ore types and in general conduct a similar programme to 12403-006. Work has started on the various grinding parameters.

13.5.2	Oxide Mineralization

There is currently no testwork on oxide mineralization other than humidity cell leaching for environmental purposes. In the coming 2011/12 drill season, a second campaign of PQ holes is planned to provide samples for a comprehensive breakage and sizing assessment, together with further confirmatory column testwork. A proposal to set up a large column test programme on ROM ore was not accepted because of the difficulty of establishing the representivity of any near surface or accessible material.

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13.5.3	MacNeill and Low Copper Mineralization

MLI are carrying out a programme of column testing of MacNeill mineralization at sizes coarser than the 9.5 mm previously tested. This programme is expected to be reported in the near future.

Other low-copper gold mineralization exists in the main Caspiche hypogene zone with copper grades potentially too low to anticipate a reasonable flotation response given the results of the current testwork to date. Preliminary samples of typical material from these areas have been identified and sent to MLI in order to assess the possible amenability of this material to heap leaching.

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14.0	MINERAL RESOURCE ESTIMATION

The following discussion regarding mineral resource estimation was modified from an internal report prepared for Exeter by AMEC (Marinho, 2011).

The additional drilling, recommended in previous studies, improved the geological knowledge of the central and north-west areas of the deposit.

The Caspiche mineral resource estimate was updated by Daniel Silva under the supervision of Mr. Rodrigo Marinho, P.Geo (APEGBC), CPG (AIPG), AMEC Principal Geologist. The mineral resource estimates were prepared under the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2005) and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (2003).

The Caspiche mineral resource estimate was reviewed and verified by Mr Ted Coupland, MAusIMM(CP), Director and Principal Geostatistician of Cube Consulting Pty Ltd ("Cube"). Cube is an independent Australian firm specializing in mining and mineral resource consulting services.

14.1	Drilling Database

Exeter provided AMEC with a drilling database on the Caspiche property updated to 19 April, 2011. AMEC imported the collar, survey, lithology, alteration, and assay data into GEMS® (version 6.2.4), a commercial mining software program. GEMS® validation routines were used to check for overlapping intervals, missing intervals, and consistent drill hole lengths between tables, no errors were reported.

The actual database totals 69,293.85 m of drilling in 140 drill holes. Table 14.1 is a summary of the drill holes that were used for the current mineral resource estimate. The database includes 6,620 m of 6 additional drill holes completed by Exeter since the last update of the resource estimate (30 December, 2010).

Table 14.1:    Summary of Drill Data used for the Caspiche Mineral Resource Estimate

Campaign	No. Holes	Min. Length (m)	Max. Length (m)	Avg. Length (m)	Total(m)
AngloGold	18	32	200	84.33	1,518
Newcrest	35	92	332	208.88	7,311
Exeter	87	73	1,497.10	694.99	60,464.85
Total	140	32	1,497.10	494.96	69,293.85

14.2	Topography

AMEC used an updated topographic surface file for the mineral resource estimates. The topographic model was based on 0.5 m resolution digital elevation model (DEM) modelling from high definition stereo satellite photos. Then, isolated portions of the topographic surface were adjusted using surveyed drill hole collar elevations to create a final topographic surface for use in mineral resource estimation.

Figure 14.1 shows detailed topography and drill hole locations over the Caspiche Porphyry project.

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Figure 14.1:     Caspiche and Drill Hole Locations – Caspiche Porphyry Project (Source: Cube Consulting, 2011)

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14.3	Lithological Model and Definition of Domains

Exeter provided triangulated solid models representing the Caspiche lithological and alteration units. Examples of the lithological and alteration wireframes provided to AMEC are shown in Figure 14.2 to Figure 14.4.

AMEC reviewed interpreted shapes on vertical sections and level plans for the main lithological units; diorite Porphyry (DP), quartz-diorite Porphyry 1 (QDP1), quartz-diorite Porphyry 2 (QDP2), basement (CFB), volcanic breccias (VOLCBX), diatreme breccias (DTB) and MacNeill Zone (MAC).

Table 14.2 summarizes the lithological units used for the modelling.

An alteration model, consisting of potassic and argillic units and a calcite-potassic zone at the bottom of the system was also constructed.

Table 14.2:     Lithological Unit Description

Domain	Description
DP	Diorite Porphyry (main host rock for mineralization)
DTB	Diatreme breccia
QDP2	Quartz-diorite Porphyry (late and lower grade)
QDP1	Quartz-diorite Porphyry
VOLCBX	Volcanic breccias
CFB	Earliest cretaceous host rock (Basement)
OB	Overburden
MAC	MacNeill

Exeter provided AMEC with an updated limit of oxidation boundary for this model update. The limit of oxidation was constructed from logging information; mainly sulphide descriptions. AMEC checked the oxide and sulphide solids against the drill holes database coding and found it to be acceptable.

The lithological solids provide the main support for the estimation domains. AMEC compared summary statistics and contact plots for combinations of lithology, alteration and weathering models. Final estimation domains for gold and silver were based on lithological and alteration codes without weathering zones. Copper estimation domains included weathering zones.

Gold grades are clearly higher in the DP but there are no clear lithological controls for gold mineralization. AMEC has interpreted the DP intrusion to be the source of mineralizing solutions carrying mainly gold and silver. The mineralizing solutions were disseminated through the other lithological units during the mineralization event.

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Figure 14.2:    Caspiche Lithological Model - Plan (Source: Cube Consulting, 2011)

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Figure 14.3:    Caspiche Lithological Model – Looking North (Source: Cube Consulting, 2011)

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Figure 14.4:     Caspiche Lithological and Alteration Model – Looking North (Source: Cube Consulting, 2011)

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Copper mineralization is not controlled by lithological units, but is controlled by the oxidation boundary. The contact plots for copper show a transitional contact from the oxide to the sulphide zone and for grade estimation purposes AMEC created a transitional or mixed zone by projecting the oxide bottom surface 15 m above and below. Samples from oxide and sulphide zones are shared during grade estimation only for the transitional zone blocks.

14.4	Composites

The nominal sample length for assays is 2 m, and only six samples exceed 8 m in length. AMEC regularized the drilling data by compositing the drill-hole data into 8 m lengths within the lithological, alteration and weathering solids.

AMEC back-tagged the 8 m composites using the lithology solid shapes. The composites were also back-tagged with the oxide, mixed, sulphide and alteration solids.

14.5	Exploratory Data Analysis

14.5.1	Contact Analysis

Prior to estimation, AMEC constructed contact profiles to analyze the gold, copper and silver composite grade behaviour at the lithological boundaries. The aim of this analysis was to characterize the boundary conditions between the main lithological units and to determine the appropriate combinations of composite data for grade estimation.

Hard, firm, and soft contacts are important for the grade estimation plan. Soft contacts permit sample sharing from two adjacent lithological units during grade estimation. Hard contacts do not permit sample sharing. Firm contacts allow sample sharing across contacts for a certain distance only.

AMEC found firm contacts for the following domain contacts: DP / CFB, DP / VOLCBX, QDP1 / CFB and QDP1 / VOLCBX. The remaining domain boundaries were considered as hard. For the firm boundary domains, AMEC created halos where samples are shared. AMEC expanded the interpretations of DP and QDP1 units horizontally by 60 m and 30 m, respectively, to represent these halos. The estimation domain codes for the expanded DP and QDP1 units were denoted DPEX and QDP1EX respectively. During grade estimation, blocks within this halo shared samples from the DP and QDP1 domains. Additional estimation domains were defined based on potassic-calcic alteration (KCA). The KCA domain was expanded horizontally by 30 m (KCAEX) to allow sample sharing. A summary of grade estimation domains and sample sharing strategies for gold/silver and copper are shown in Table 14.3 and 14.4, respectively.

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Table 14.3:    Estimation Domains and Data Combinations – Gold and Silver

Domain	Sample Sharing
OB	Overburden Samples Only
CFB+VOLCBX	Shared Samples CFB+VOLCBX
KCA	Potassic-Calcic Alteration Samples Only
KCAEX	Samples within 30 m Halo Zone Outside KCA
DP	DP Samples Only
DPEX	Samples within 60 m Halo Zone Outside DP
QDP1	QDP1 Samples Only
QDP1EX	Samples within 30 m Halo Zone Outside QDP1
QDP2	QDP2 Samples Only
DTB	DTB Samples Only
MAC	MAC Samples Only

Table 14.4:    Estimation Domains and Data Combinations – Copper

Domain	Sample Sharing
Oxide	Oxide Samples Only
Mixed	Shared samples Between Oxide and Sulphide ±30 m
Sulphide	Sulphide Samples Only

14.5.2	Summary Statistics

Exploratory data analysis comprised basic statistical evaluation for 8 m composites for gold, copper, silver, arsenic, iron, molybdenum, sulphur, cobalt and zinc. However, the main elements of interest are gold, copper and silver.

Using box plots AMEC observed similar gold means for the basement (CFB) and volcanic breccia units (VOLCBX). The diorite Porphyry (DP) has the highest gold mean and more constrained distribution of grades. All units, excepting OB and DTB, have low coefficient of variation values, confirming the low variability of gold composite grades in the main mineralized units.

Arsenic grades broadly correlate with intensity of argillic alteration which is strongest higher in the system. Although isolated “pods” of higher grade arsenic can locally occur at depth in the central portions of the system.

The DP unit is preferentially mineralized, i.e. it has a higher mean. AMEC notes that the weathering profile, associated with alteration types, is markedly the preferable control for copper mineralization.

Silver grade distributions are consistent for most lithological units. The oxide portion of the VOLCBX has a higher average silver grade than the overall mean and also higher than the mixed and sulphide zones of the QDP1.

Molybdenum (Mo) grades are higher in VOLCBX, MacNeill and basement rock. This element is likely to be of magmatic provenance and like other gold rich porphyry deposits

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the distribution of molybdenum in a “halo” around the central intrusions is interpreted to be a function of temperature controlling mineral precipitation, but more detailed mineralogical studies are required to understand the controls for molybdenum mineralization. For this reason AMEC has not reported Mo grades or considered its participation in the economics of the project.

In general, the summary statistics show low variability of gold and copper grades in the main units, diorite Porphyry, basement, VOLCBX, and quartz-diorite porphyries. The homogeneous distribution is also indicated by the low CV values. This homogeneity can also be observed in the cumulative frequency distributions.

Figure 14.5 to Figure 14.13 show gold, silver and copper log-probability plots for 8 m downhole composites for the Caspiche Porphyry project classified by stratigraphy, alteration and weathering.

Figure 14.5:    Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot – g/t Au (Source: Cube Consulting, 2011)

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Figure 14.6:     Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot – g/t Ag (Source: Cube Consulting, 2011)

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Figure 14.7:    Caspiche 8 m Composites by Stratigraphy – Log-Prob Plot - Cu % (Source: Cube Consulting, 2011)

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Figure 14.8:    Caspiche 8 m Composites by Alteration – Log-Prob Plot – g/t Au  (Source: Cube Consulting, 2011)

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Figure 14.9:    Caspiche 8 m Composites by Alteration – Log-Prob Plot – g/t Ag  (Source: Cube Consulting, 2011)

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Figure 14.10:    Caspiche 8 m Composites by Alteration – Log-Prob Plot - Cu % (Source: Cube Consulting, 2011)

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Figure 14.11:    Caspiche 8 m Composites by Weathering – Log-Prob Plot – g/t Au (Source: Cube Consulting, 2011)

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Figure 14.12:    Caspiche 8 m Composites by Weathering – Log-Prob Plot – g/t Ag (Source: Cube Consulting, 2011)

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Figure 14.13:    Caspiche 8 m Composites by Weathering – Log-Prob Plot - Cu % (Source: Cube Consulting, 2011)

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Table 14.5 to Table 14.7 summarize basic statistics by estimation domain as determined by AMEC in Section 14.5.1 for gold, silver and copper respectively.

Table 14.5:    Caspiche 8 m Composites by Estimation Domain – Summary Statistics - Au ppm

Domain	No	Minimum	Maximum	Average	Standard	Coefficient
	Sample	Au ppm	Au ppm	Au ppm	Deviation	of Variation
OB	116	0.003	2.208	0.184	0.345	1.876
CFB+VOLCBX	3399	0.003	2.404	0.332	0.272	0.821
KCA	130	0.003	1.047	0.127	0.169	1.326
KCAEX	66	0.019	1.379	0.313	0.303	0.969
DP	356	0.177	2.263	1.075	0.407	0.379
DPEX	443	0.134	1.727	0.695	0.307	0.442
QDP1	839	0.027	5.194	0.452	0.37	0.818
QDP1EX	354	0.023	2.165	0.524	0.401	0.764
QDP2	598	0.003	3.4	0.184	0.286	1.552
DTB	394	0.003	0.938	0.032	0.075	2.383
MAC	598	0.014	2.748	0.498	0.352	0.706

Table 14.6:    Caspiche 8 m Composites by Estimation Domain – Summary Statistics – Ag ppm

Domain	No	Minimum	Maximum	Average	Standard	Coefficient
	Sample	Ag ppm	Ag ppm	Ag ppm	Deviation	of Variation
OB	112	0.05	15.68	1.922	3.129	1.628
CFB+VOLCBX	3237	0.1	399.153	1.177	7.304	6.204
KCA	130	0.1	6.204	0.793	0.805	1.016
KCAEX	66	0.15	5.076	0.929	0.842	0.907
DP	356	0.249	22.373	1.667	2.032	1.219
DPEX	443	0.150	6.575	1.142	0.829	0.726
QDP1	839	0.141	11.258	1.089	0.961	0.882
QDP1EX	354	0.1	18.903	1.018	1.453	1.427
QDP2	591	0.05	22.138	1.036	1.755	1.694
DTB	394	0.059	4.693	0.626	0.733	1.17
MAC	598	0.15	19.729	1.095	1.322	1.207

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'
Table 14.7:    Caspiche 8 m Composites by Estimation Domain – Summary Statistics – Cu %

Domain	No	Minimum	Maximum	Average	Standard	Coefficient
	Sample	Cu %	Cu %	Cu %	Deviation	of Variation
Oxide	919	0.000	0.173	0.009	0.011	1.198
Mixed	333	0.000	0.508	0.054	0.095	1.767
Sulphide	6030	0.000	1.066	0.169	0.145	0.858

14.6	Variography

AMEC used Sage2001 software to construct down-the-hole and directional correlograms for the estimation domains for gold, copper, silver, molybdenum, sulphur and arsenic. The nugget value was determined from the down-the-hole correlograms. Directional correlogram models were fitted using two spherical structures. Typically, the nugget value is low. The first structure ranges of gold along the mineralization plunge are long, reaching 480 m in the QDP1 intrusion. In most of intrusive domains, the variances of both the first and second structures are similar.

Cube undertook selected variography of the Caspiche Porphyry as part of an independent review of the AMEC 2011 resource estimate. Cube's findings were similar to that of AMEC, in particular, the presence of a low relative nugget value with long and very well structured variogram ranges in a vertical plunge direction for gold and copper. Silver appeared somewhat more variable, manifested by a higher relative nugget and less well developed variogram ranges. Cube combined the DP and QDP1 intrusive units for the purposes of variography. Figure 14.14 and Figure 14.15 show variogram models with maximum ranges of 750 m and 700 m in the vertical plunge direction for gold and copper respectively.

Figure 14.14:    Caspiche Variogram Model – DP+QDP1 – Vertical Plunge - Gold (Source: Cube Consulting, 2011)

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Figure 14.15:    Caspiche Variogram Model – DP+QDP1 – Vertical Plunge - Copper (Source: Cube Consulting, 2011)

14.7	Restriction of Extreme High Grade Values

AMEC evaluated probability plots to define grade outliers for gold, silver, copper, molybdenum, arsenic, sulphur, iron, cobalt and zinc by estimation domains.

In general, the probability plots indicate that outlier values occur in the upper 1 % to 5 % of the distribution. AMEC controlled the outliers by using a restricted search ellipse during grade estimation. The grade thresholds and distance for gold and silver outlier by domain are shown in Table 14.8. Table 14.9 summarizes restriction parameters for copper.

The outlier restriction is applied during the block grade estimation. High-grade samples are permitted to estimate grades for blocks within the defined distance thresholds, beyond the distance the samples are capped at the grade threshold.

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Table 14.8:    High Grade Restriction for Gold and Silver

Domain	High Grade Search
	Au Threshold (g/t)	Ag Threshold (g/t)	Range (m)
			X	Y	Z
OB	1.00	10.0	40	40	25
CFB+VOLCBX	1.90	12.0	40	40	25
KCA	0.50	2.3	40	40	25
KCAEX	1.00	2.0	40	40	25
DP	2.10	5.0	40	40	25
DPEX	2.10	5.0	40	40	25
QDP1	1.90	5.1	40	40	25
QDP1EX	1.60	4.0	40	40	25
QDP2	1.00	10.0	40	40	25
DTB	0.30	3.0	40	40	25
MAC	1.10	5.0	40	40	25
Note: suffix “EX” means that the unit had its interpretation expanded

Table 14.9:    High Grade Restriction for Copper

Domain	High Grade Search
	Cu Threshold (%)	Range (m)
		X	Y	Z
Oxide	0.05	40	40	25
Transition	0.48	40	40	25
Sulphide	0.80	40	40	25

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14.8	Block Model Dimensions and Grade Estimation

AMEC defined a block model with regular blocks of 25 m x 25 m x 15 m and rotated it to a 057° azimuth to better fit the drilling sections orientation.

14.8.1	Estimation Plan

AMEC estimated gold, silver, copper, arsenic, iron, sulphur, cobalt, zinc and molybdenum; however, only the main elements (gold, silver and copper) were reported. Grade estimation was completed by domain using Ordinary Kriging (OK). The grade estimation was completed in three passes to allow estimation of all, or at least most of the blocks coded within the mineralized units. The first two estimation passes had the same search parameters, but the third had a more relaxed sample selection.

The estimation parameters for gold, silver and copper are summarized in Table 14.10. Sample sharing is based upon the contact profiles and statistical analysis for the lithology and weathering domains.

AMEC defined different search orientations for each domain based upon geological trends and grade continuity observed from the visual inspection of drill-hole data and the actual knowledge of the mineralization controls.

Table 14.10:    Estimation Parameters for Gold, Silver and Copper

Domain	Pass	Search Ellipse						Min. No. Comp	Max. No. Comp	Max. Comp./ Hole	No. Octant	Max. Comp. /Octant
		Rotation (°)			Ranges(m)
		Z	X	Z	X	Y	Z
DP DPEX DTB MAC QDP2 OB	1	87	60	-	125	150	125	7	15	4	2	2
	2	87	60	-	125	150	125	4	15	4	2	2
	3	87	60	-	900	1200	900	2	9	4	2	2
CFB + VOLCBX	1	87	75	-	125	150	125	7	15	4	2	2
	2	87	75	-	125	150	125	4	15	4	2	2
	3	87	75	-	900	1200	900	2	9	4	2	2
QDP1EX KCAEX KCA QDP1	1	87	90	-	125	150	125	7	15	4	2	2
	2	87	90	-	125	150	125	4	15	4	2	2
	3	87	90	-	900	1200	900	2	9	4	2	2

The estimation plan for gold is controlled by lithological units and the calcite potassic unit. The estimation plan for copper includes a hard boundary between the oxide and sulphide boundary. Sample sharing is permitted in the transitional zone within 30 m, up and down, of the oxide/sulphide boundary.

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14.9	Density

AMEC used 898 density determination values available to calculate the average for each lithological unit (Table 14.11). Exeter determines density using the water immersion method on whole core lengths of approximately 15 cm. Because of high variability in the DP unit, two values were assigned to this unit based upon alteration type, argillic and potassic plus calcite-potassic.

AMEC assigned density values to blocks based upon the lithological codes. In AMEC’s and Cube’s opinion, these density values are reasonable for use in mineral resource estimation at this level of study.

Table 14.11:    Average Density Values for Caspiche Resource Model

Rock Type	Determinations	Density(g/cm3)

OB	9	2.17
BASEMENT	225	2.54
VOLCBX	274	2.40
DP-Argillic	27	2.45
DP-Potassic	24	2.58
QDP1	129	2.51
QDP2	78	2.42
DTB	48	2.39
MAC	84	2.43

14.10	Block Model Validation

AMEC validated the Caspiche model to ensure appropriate honouring of the input data. A nearest neighbour (NN) model was created to validate the OK model. The validation comprised: summary statistics checking for global estimation bias, drift analysis, smooth effect analysis and visual inspection of composites against blocks in vertical sections and horizontal planes.

14.10.1	Basic Statistics

AMEC generated tables of basic statistics comparing the OK and NN estimates to check for global bias in the gold, copper and silver grade estimates. The OK estimate is slightly higher in mean gold grade compared to the NN estimate in most of the domains. The differences in the global mean are smaller than 5 % and AMEC considered them acceptable (see Table 14.12).

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Table 14.12:    Comparison between Composite, NN and Kriged Statistics, Gold

Mineralization	Composites			Blocks
				No.	Average			CV
	No.	Average	CV		Kriged (g/t Au)	NN (g/t Au)	Kriged/NN	Kriged	NN	Kriged/NN
OB	116	0.18	1.87	1,694	0.14	0.14	100%	1.07	1.60	67%
BASEMENT	1,616	0.36	0.77	55,122	0.24	0.24	100%	0.78	0.91	86%
VOLCBX	2,637	0.40	0.83	56,226	0.26	0.25	104%	0.90	1.04	87%
DP	370	1.04	0.41	7,325	0.84	0.82	102%	0.49	0.59	83%
MAC	598	0.50	0.70	11,595	0.43	0.44	98%	0.38	0.55	69%
QDP1	925	0.42	0.87	12,802	0.40	0.40	100%	0.67	0.79	85%
QDP2	637	0.18	1.58	17,206	0.13	0.12	105%	0.92	1.27	72%
DTB	394	0.03	2.36	12,050	0.02	0.02	100%	1.10	1.56	71%

The OK grade estimates for copper are 100 % equal to the NN grades, illustrating that copper estimate is not globally biased.

Kriged and NN estimates for silver show a difference in the global mean of less than 5 % for all domains and AMEC considered the estimate to be within an acceptable range.

14.10.2	Drift Analysis

Spatial bias in the block model can be detected using swath plots. These are obtained by plotting the average kriged and NN grades along different directions. AMEC used only blocks estimated in Passes 1 and 2 for this analysis, because these are the blocks estimated with more information and possibly candidates for measured and indicated resources.

The OK and NN models show local disagreements, but in AMEC’s opinion, these are not significant. AMEC visually compared the NN and OK grades and noticed that some disagreements occur at the borders of the model, where drilling is limited (see Figure 14.16).

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Figure 14.16:    East-West Swath Plot, Sulphide, Gold (Source: AMEC, 2011)

14.10.3	Visual Validation

AMEC completed a visual inspection comparing grades of composites and blocks in vertical sections and plan views. AMEC concluded that the grade estimate represents the composite grades and that grade extrapolation is well controlled.

Figure 14.17 is an example of a vertical section with composites and blocks coloured by gold grades. Good agreement between estimated grades and composite grades are observed. AMEC did not observe high grade blow-outs or areas with extreme extrapolation when considering blocks as candidates for Measured, Indicated and Inferred categories.

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Figure 14.17:    Vertical Section (looking northwest) with Blocks and Composite Grades for Gold (Corridor of ±100 m) (Source: Cube Consulting, 2011)

14.10.4	Smoothing

Kriged estimates are generally used directly for estimating resource tonnages above various cutoffs. This practice gives correct results, a priori, only at a zero-grade cutoff. At any cutoff grade that is greater than zero, the smoothing-effect may distort the kriged estimate grade-tonnage curves. The effective amount of smoothing in the kriged estimates depends on the variogram model, in particular the nugget-effect and the ranges, and on the composite selection criteria for kriging. At cutoffs less than the global grade average, the tonnage given by the kriged estimates will be overestimated, and at cutoffs greater than the global grade average, it will be underestimated.

There are several techniques to assess and handle this problem. AMEC used a Hermitian correction method, which consists of:

1)	Computing the theoretical dispersion variance of the blocks, knowing the variogram model of the relevant metals.

2)	Transforming the distribution of the declustered composites (NN) so that it reflects a block support; this is done using a Hermitian correction (Herco).

3)	Comparison of the grade-tonnage curve of the Herco transforms with the grade-tonnage curve of the kriged estimates.

The theoretical block dispersion variances (BDV) of the 25 m x 25 m x 15 m blocks were calculated for gold using AMEC’s single block kriger (sbkbs.exe).

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The BDVs were then used in AMEC’s in-house Herco routine (Herco_04f.exe) to transform the distribution of the NN. Grade-tonnage curves were generated and are shown in Figure 14.18.

Smoothing can be exacerbated by a number of factors, such as large drill-hole spacing relative to variogram ranges, high nugget effect and large numbers of composites used in the estimation. At Caspiche, smoothing varies from one mineralized unit to the other but the amount of smoothing at around 0.25 g/t Au, which is the approximately operational cut-off, is relatively limited. Consequently, resources stated at 0.25 g/t Au should not be significantly over - or under - estimated because of smoothing.

Figure 14.18:    Gold Grade-Tonnage Curve, VOLCBX Domain (Source: AMEC, 2011)

14.10.5	Independent Validation by Cube Consulting

Cube undertook a variety of validation steps to form an independent opinion as to the veracity of the August 2011 Caspiche resource estimate. Validation steps included:

●	Importation of AMEC block model and replication of resource figures;

●	Review of lithological and alteration interpretation wireframes;

●	Independent drill hole coding, compositing and composite statistics;

●	Independent variography;

●	Independent estimation and gold and copper for the DP and QDP1 domains and comparison to AMEC estimation;

●	Visual and statistical validation of resource estimate;

●	Reasonable prospects for economic extraction;

●	Review of resource classification.

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14.10.5.1	Importation of AMEC Block model

Cube imported the AMEC block model into Gemcom Surpac™ and was able to replicate the sulphide resource figures precisely. A very minor discrepancy was observed when comparing the oxide resource figures however this difference is considered as immaterial.

14.10.5.2	Review of Lithological and Alteration Interpretation Wireframes

All interpretation wireframes appear to adequately honour logged geological and alteration characteristics. Cube considers the lithological and alteration interpretation to be a robust and appropriate representation of the Caspiche Porphyry deposit.

14.10.5.3	Drill Hole Coding, Compositing and Statistics

Independent drill hole coding, compositing and composite statistics undertaken by Cube confirm the veracity of this component of work by AMEC.

14.10.5.4	Independent Variography

As indicated in Section 14.6, independent variography undertaken by Cube broadly confirms the parameters defined by AMEC.

14.10.5.5	Independent Estimation

Cube undertook a high level independent check estimation of the DP and QDP1 zones within the reportable resource constraint applied by AMEC. Cube's check estimate relied upon the independently derived drill hole coding, compositing, variography and Ordinary Kriging estimation parameters. Cube's check estimate was within 0.5 % of AMEC’s gold estimate at a cutoff of 0.25 Au g/t and within 2.6 % of AMEC’s copper estimate at a cutoff of 0.10 Cu %. Figure 14.19 and Figure 14.20 show comparative grade-tonnage curves between Cube’s and AMEC’s resource estimates within the DP and QDP1 domains for gold and copper respectively. Cube concluded that the check estimates sufficiently demonstrated the robustness of the AMEC resource estimation.

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Figure 14.19:     Cube vs AMEC Grade-Tonnage Curve, DP+QDP1 Domain - Gold (Source: Cube Consulting, 2011)

Figure 14.20:    Cube vs AMEC Grade-Tonnage Curve, DP+QDP1 Domain - Copper (Source: Cube Consulting, 2011)

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14.10.5.6	Visual and Statistical Validation

Cube undertook visual and statistical validation of the AMEC Caspiche resource estimation and concludes that the resulting model appears to be a reasonable reflection of the input data.

1.4.10.5.7	Reasonable Prospect of Economic Extraction

It is Cube's opinion that the approach taken by AMEC in evaluating “reasonable prospects of economic extraction” is well considered and robust for defining the reportable mineral resources for the Caspiche project.

14.10.5.8	Resource Classification and Reporting

The approach taken by AMEC for mineral resource classification and reporting of the Caspiche mineral resources is considered appropriate by Cube and adequately satisfies the reporting requirements as defined by the CIM guidelines (CIM 2005) National Instrument NI 43-101.

14.11	Resource Classification and Tabulation

AMEC assessed reasonable prospects of economic extraction by applying preliminary economics for potential open pit and underground mining methods. The assessment does not represent an economic analysis of the deposit, but was used to determine reasonable assumptions for the purpose of resource tabulation. Mining and process costs are based on NCL’s Scoping Study and process recoveries were estimated from current testwork.

AMEC completed a Lerchs-Grossman (LG) optimization using Whittle® (version 4) software to determine the resource shell for open pit resources. Whittle parameters are listed in Table 14.13. Note that only gold and copper were considered as revenues for floating the open pit and underground scenarios.

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Table 14.13:     Optimization Parameters for Open Pit Resource Shell

Parameter	Value
Slope Angle (degrees)	43
Mining Cost (US$/t)	1.53
Mining Recovery (%)	100
Mining Dilution Fraction	1
Processing Cost (US$/t) Heap Leaching	3.4
Processing Cost (US$/t) Mill	7.04
Gold Process Recovery (%) Heap Leaching	78
Gold Process Recovery (%) Mill	65
Copper Process Recovery (%) Mill	85
Gold Price (US$/oz)	1,150
Copper Price (US$/lb)	2.50
Gold Selling Cost (US$/oz)	6
Copper Selling Cost (US$/lb)	0.20

The 2010-2011 drilling campaign from Exeter added 6,620 metres of new information, confirming mineralization and grade continuity. AMEC (2009) defined drill spacing for achieving Measured and Indicated Mineral Resource classification. From this study AMEC has concluded:

●	The Measured Resource criterion (Quarterly 90 % reaching 15 % accuracy) is satisfied with a drill hole spacing of 75 x 75 m giving a nominal 53 m spacing to farthest sample.

●
The Indicated Resource criterion (Annually 90 % reaching 15 % accuracy) is satisfied with a drill hole spacing of 200 x 200 m staggered (with a central hole) that will give a nominal 100 m spacing to farthest sample.

AMEC created a script to classify blocks into the resource categories. This script verifies Ordinary Kriging estimation variance, the number of composites and distance of closest sample used for estimating grades to a block.

●
AMEC’s criterion for classifying block as Measured is: Three drill holes used and the closest sample at 53 m or two drill holes used and the closest sample at a maximum distance of 53 m and the kriging variance associated to a mesh of 75 x 75 m.

●
AMEC’s criterion for classifying block as Indicated is: Two drill holes used and the closest sample at 105 m or one drill holes used and the closest sample at a maximum distance of 105 m and kriging variance associated to a mesh of 200 x 200 m (with a central hole).

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Blocks that were not classified as Measured or Indicated and have a closest sample at a maximum distance of 150 m will be placed into the Inferred category.

Because of some inconsistencies with the classification results of the 2010 model for the MacNeill zone, AMEC used a different approach: Blocks from this zone were selected with the previous (2010) classification codes and imported to the actual model only Indicated category blocks. Some of the blocks actually classified as Measured category, according to the 2011 classification, were overwritten to Indicated, which better represents AMEC’s opinion for classifying blocks into this specific zone of the deposit.

AMEC addressed the spotted dog feature, common in resource classification based on mathematical criteria, by running an automated process of smoothing that removed the isolated blocks or pool of blocks of one category into a different one. Figure 14.21 illustrates a bench plan, elevation 3,858, before and after the smoothing applied for the classification.

Figure 14.21:    Bench Plan Showing Classification Before and After Smoothing (Source: AMEC, 2011)

The Caspiche Mineral Resources are defined as the blocks of Measured, Indicated or Inferred categories that lie within the open pit shell determined by the LG optimization undertaken by AMEC. Figure 14.22 is a vertical section of gold grades illustrating the open pit mineral resource shell.

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Figure 14.22:    Vertical Section (looking Northwest) of Gold Grades Showing Open Pit Resource Shell (Source: Cube Consulting, 2011)

14.11.1	Gold Equivalent

AMEC calculated a gold equivalent (AuEq) value based on gold and copper revenues (prices and recoveries involved). The following formula was used to calculate AuEq values in each block of the model:

where Au and Cu are the block kriged Au and Cu grades, PAu and PCu are the Au and Cu prices (1,150 US$/oz and 2.50 US$/lb, respectively), and RAu and RCu are the Au and Cu projected metallurgical recoveries, 65 % and 85 % respectively for sulphide material, and 78 % for Au and 11 % for Cu in the oxide zone.

The cut-off is calculated based on the AuEq value and determined for oxide and sulphide material. Table 14.14 shows the parameters used on the determination of the marginal cut-off values and results.

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Table 14.14:     Marginal Cut-off Calculation Parameters and Results

Parameters	Oxide	Sulphide
Processing (US$/t) Cost	3.4	7.04
Recovery (%)	78	65
Gold Price (US$/oz)	1,150	1,150
Copper Price (US$/lb)	NA	2.5
Selling Cost (US$/oz)	6	6
Cut-off AuEq (g/t)	0.119	0.294

The Caspiche Mineral Resources from the open pit shell are reported in Table 14.15 using an approximation of the marginal cut-off values defined. The cut-off for oxide material was incremented to 0.18 g/t for consistency with the recent Prefeasibility Study results for the oxide zone prepared by Aker Solutions. Only mineralized material contained within the shell is reported.

The Caspiche mineral resource estimates have been classified and reported in accordance with the CIM guidelines (CIM 2005) National Instrument NI 43-101.

Table 14.15:    Super Pit Option for Mineral Resource for Caspiche (Rodrigo Marinho, P.GEO, 18 August 2011)

Note: Silver included in the Au plus Cu Mineral Resource

AMEC generated grade-tonnage (GT) curves at different gold equivalent cut-offs for different material types (oxides and sulphides).

Figure 14.23 and Figure 14.24 show grade-tonnage curves for combined Measured and Indicated oxide and sulphide material respectively based on gold equivalent cutoffs within the open pit optimization shell.

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Figure 14.23:    AuEq GT Curves - Open Pit Oxide Measured + Indicated Mineral Resources (Source: AMEC, 2011)

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Figure 14.24:    AuEq GT Curves - Open Pit Sulphide Measured + Indicated Mineral Resources (Source: AMEC, 2011)

The Super Pit scenario involves the southern portion of the pit rim extending beyond Exeter mining properties limits; however, no mineral resources in this scenario are located outside the property boundary. The assumption in this mining scenario is that Exeter will be able to secure permission from the adjacent property owner to extend the pit limit across the property boundary to allow this additional waste stripping.

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15.0	Mineral Reserves Estimate

15.1	Reserve Cases for Each Option

The study considers three options for exploitation and processing of the sulphide ore resources, and thus three mineral reserve estimates have been generated. The evaluated options are:

An open pit operation, designated ‘Super Pit case’ extracting 150,000 t/d ore over a project life of 19 years.

A combined open pit and underground operation, designated ‘Hybrid’, extracting 95,000 t/d sulphide ore over a project life of 24 years.

For each of the above options a stand alone heap leach operation is considered. This operation will process heaplecheable oxide and MacNeill ore extracted as part of prestripping or ongoing mine operations

An underground option, designated ‘Full Underground’, extracting 90,000 t/d sulphide ore for 22 years from year 9 of the project. During construction of the underground mine a heap leach operation treating both oxide and leachable MacNeill material will be operated independently.

15.2	Open Pit Mineral Resources

The procedure followed to assess the contained mineral resources used the Whittle® Four-X economic shell analysis, as described below. The mineral reserves were then defined by completion of practical designs for the selected shells.

To determine the in-pit mineral resources of the Caspiche Sulphide Project, the resources have been valued by assuming that the oxide and leachable MacNeill material would be processed via a heap leach operation to produce gold and silver doré and the sulphide would be processed in a flotation concentrator plant.

The information for this determination was provided by Aker including an estimate of the plant operating costs, metallurgical recovery of gold, copper and silver; and refining charges for both heap leach and sulphide processing.

The mine designs, mining schedules and cost estimates for the pit were developed by NCL, using their estimates for Mineral Reserves, equipment operating parameters for similar projects and an in-pit waste crushing and conveying (IPCC) system; the later developed in conjunction with Sandvik Mining and Construction (SMC).

All resources estimated are inclusive of reserves.

The definitive parameters and results are described in the following sub-sections:

15.2.1	Base Parameters

Table 15.1 summarizes the base case economic parameters used for the Whittle® Four-X economic shell analysis and mine design.

The mining cost was estimated based on first principle calculations for a remote conventional open pit mine using a truck and shovel fleet for mining of ore, with costs adjusted for mining waste based on the results of the IPCC scoping level study completed in June 2011. Costs include direct operation and maintenance for drilling, blasting, loading,

Project No.: C-580 January, 2012	Page 186 - 378

hauling, waste crushing, conveying and spreading, and support costs related to road, bench, and dump maintenance as well as grade control. The costs also assumed a full maintenance and repair contract (MARC) for the first three years of operation, thereafter maintenance is assumed by owner.

The pit is deep and wide so mining cost was defined as a composition of a fixed portion and an incremental cost relating to pit depth, both referenced to the pit exit (RL 4300). These parameters were refined to achieve the expected average in-pit mining cost of 1.32 US$/t achieved after analysis of the unit cost impact of waste crushing and conveying as an alternative to trucking. (The original trucking average cost was 1.53 US$/t).

●	Base cost 1.00 US$/t
●	Incremental 0.025 US$/t-bench below pit exit, 0.015 US$/t-bench above pit exit

Metal prices, processing costs, refining costs, and processing recoveries were provided to NCL by Exeter and Aker.

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Table 15.1:    Base Parameters using Waste Crushing and Conveying

Parameter	Unit	Super Pit Option	Hybrid Option
Open Pit Mining cost	US$ /t	Base + Depth Increm.	Base + Depth Increm.
		Average 1.320	Average 1.40
UG Mining Cost	US$/t	-	7.0
Oxide Process cost	US$/t	3.4	3.4
Gold Met. Recovery	%	78	78
Silver Met. Recovery	%	34	34
Gold Treatment Cost	US$/oz	6	6
Silver Treatment Cost	US$/oz	0.4	0.4
MacNeill Process cost	US$/t	5.31	5.31
Gold Met. Recovery	%	Upper 55, Lower 30	Upper 55, Lower 30
Silver Met. Recovery	%	20	20
Gold Treatment Cost	US$/oz	6	6
Silver Treatment Cost	US$/oz	0.4	0.4
Sulphide Process Cost	US$/t	7.04	7.04
Copper Met. Recovery	%	Variable, Table 15.2	Variable, Table 15.2
Gold Met. Recovery	%	Variable, Table 15.2	Variable, Table 15.2
Silver Met. Recovery	%	50	50
Copper Treatment Cost	US$/lb	0.197	0.197
Gold Treatment Cost	US$/oz	6	6
Silver Treatment Cost	US$/oz	0.4	0.4
Royalty Anglo American	%	3.08	3.08
Royalty Chilean Government	%	5	5
Gold Price	US$/oz	1,150	1,150
Silver Price	US$/oz	20	20
Copper Price	US$/lb	2.5	2.5

The metallurgical recovery of the sulphide process is described in Table 15.2.

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Table 15.2:    Sulphide Metallurgical Recoveries

% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%

15.2.2	Haul Road Widths

For in-pit access, 40 m wide ramps at a 10 % grade were designed to create a network of haulroads connected throughout the mining sequence. Where possible, two way ramp access is considered for each operating phase to allow for continuous haulage.

The waste crushing and conveying installations use semi-fixed installations; no on-ramp conveyors were used and hence no adjustment to haul road widths was necessary.

A typical haul ramp cross section is shown in Figure 15.1.

Figure 15.1:     Two way Haul Road Cross-Section

External mine haul roads generally consider a 40 m width and 10 % maximum grade, except for the main access corridor from the north of the pit, where it was necessary to incorporate multiple conveyor lines, construction and general traffic access, and limited haulage access to the mine dump locations. This required a total width of 70.5 m as shown in Figure 15.2.

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Figure 15.2:    Main Access Corridor Cross-Section

Note in the above figure that the haul road width was reduced to 26 m as the frequency of waste haulage by truck along this access is minimal.

15.2.3	Pit Slope Angles

The overall slope angles used were as recommended by A. Karzulovic & Asoc. Ltda. (AKL) as set out in their Caspiche pit stability study of February 2011 and updated in August 2011. The recommendations are summarized in Table 15.3.

Table 15.3:    Slope Design

Geotech Unit			IRA	Bench Stack	Catch Berm	Batter Angle
Strat unit	Alteration	Code	°	m	m	°
Overburden			37	60	40	70
Breccia	Strong	B-F	43	195	40	70
Brecha	Moderate	B-M	54	150	40	70
Brecha	Weak	B-D	54	195	40	70
Intrusive	Strong	I-F	54	150	40	70
Intrusive	Moderate	I-M	54	195	40	70
Intrusive	Weak	I-D	54	195	40	70
Basement	Strong	M-F	54	195	40	70
Basement	Moderate	M-M	54	195	40	70
Basement	Weak	M-D	54	195	40	70

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15.2.4	Block Value

Table 15.4 lists the main expressions for costs and taxes used to define the block value.

Table 15.4:     Block Value Calculation

Variable	Description	Calculation
Ton	Tonnage by block	Volume * SG * topo %
RECAU	Gold Met. Recovery
RECCU	Copper Met. Recovery
RECAG	Silver Met. Recovery
Au	Au grade g/t
Cu	Cu grade %
Ag	Ag grade g/t
IncAu	Income Gold	t*Au * RECAU * Price_Au * 0.03215
IncCu	Income Copper	t*Cu * RECCU * Price_Cu * 22.0462
IncAg	Income Silver	t*Ag * RECAG* Price_Ag * 0.03215
CPROC	Process Cost	t * CPROC
SELLAU	Selling cost Gold	t*Au * RECAU * SELLAU * 0.03215
SELLCU	Selling cost Copper	t*Cu * RECCU * SELLCU * 22.0462
SELLAG	Selling cost Silver	t*Ag * RECAG * SELLAG * 0.03215
MCOST	Mining Cost	t * MCOST
RyAng	Royalty Anglo American	3.08% * (IncAu + IncAg)
Profit (1)	Profit after Anglo Royalty	(IncAu + IncCu + IncAg – MCOST - CPROC – SELLAU - SELLCU - SELLAG - RyAng)
RyGvt	Royalty Government	5.00% * Profit (1)
Profit (2)	Profit after Gvmt Royalty	IncAu + IncCu + IncAg – MCOST - CPROC - SELLAU - SELLCU - SELLAG – RyGvt – RyAng

15.2.5	Whittle® Pit Optimization

Open pit optimization was completed to obtain a set of nested pit shells to guide the design of the intermediate phases and ultimate pit for the project. The Lerchs & Grossman algorithm in the Whittle® software package was used for this optimization. The deliverables were a set of nested pit shells generated by varying the revenue factor.

Super Pit: In the Super Pit option, the ultimate pit shell was selected from the recommended ultimate pit generated from a trade-off between the cash flow and the amount of contained resources.

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Hybrid Pit: In the Hybrid option, selection of the ultimate pit considered three criteria: positive cash flow, an open pit mine life long enough to develop the engineering and construction of the underground mine and sufficient contained resources to ensure continuity in the ore feed during the transition to underground exploitation.

In both cases the ore considered for processing in the optimization was selected based on the economic value of each block. Material was considered as ore if the revenue of the block exceeded the mining and processing cost. The revenue was based on net gold, copper and silver prices after refining charges and royalties had been deducted.

Once a minimum economic block value had been established neither a minimum cutoff grade nor raised cutoff metal grade was applied. Dilution and ore losses were not considered in this stage for the reasons noted previously.

15.2.6	Whittle® Four-X Economic Shells Results

Only Measured and Indicated resources were used to complete the pit optimization of the Super Pit and Hybrid options. In the Hybrid option, the underground and open pit competition mode was considered in the pit optimization process in order to define the breakeven pit shell.

Table 15.5 and Table 15.6 illustrate the contained ore tonnes and grades by nested pit series for the Super Pit and Hybrid options respectively.

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Table 15.5:    Nested Pit Series – Super Pit Option

Pit	Revenue Factor	Gold Price	Ore + Waste	Strip Ratio	Oxide Ore			MacNeill Ore			Sulphide Ore				Contained Metal
		$/oz	kt		kt	Au g/t	Ag g/t	kt	Au g/t	Ag g/t	kt	Au g/t	Cu %	Ag g/t	Au Koz	Cu kt	Ag Koz	Eq Au Koz1
1	0.14	161	36	0.00	36	1.20	3.53	0	0.00	0.00	0	0.00	0.00	0.00	1	0	4	1
2	0.15	173	84	0.00	84	1.16	2.45	0	0.00	0.00	0	0.00	0.00	0.00	3	0	7	3
7	0.20	230	3,521	0.00	3,521	0.84	2.03	0	0.00	0.00	0	0.00	0.00	0.00	95	0	230	99
12	0.25	288	12,459	0.01	12,371	0.71	2.10	0	0.00	0.00	0	0.00	0.00	0.00	284	0	835	298
17	0.30	345	23,372	0.02	22,894	0.63	1.98	0	0.00	0.00	0	0.00	0.00	0.00	463	0	1,457	488
22	0.35	403	42,048	0.09	38,596	0.57	1.86	0	0.00	0.00	90	1.30	0.18	1.25	708	0	2,306	748
27	0.40	460	99,749	0.16	71,014	0.46	1.61	0	0.00	0.00	14,777	0.79	0.26	1.05	1,423	39	4,180	1,682
32	0.45	518	153,267	0.22	89,977	0.42	1.55	91	0.44	1.13	35,712	0.68	0.24	1.05	2,014	87	5,710	2,532
37	0.50	575	1,052,336	1.17	129,751	0.36	1.59	36,062	0.51	1.00	319,026	0.62	0.23	1.07	8,466	730	18,750	12,289
42	0.55	633	1,491,828	1.52	129,802	0.36	1.59	42,851	0.50	1.01	418,797	0.62	0.24	1.08	10,568	990	22,505	15,704
47	0.60	690	1,914,587	1.76	129,802	0.36	1.59	53,604	0.50	1.03	510,228	0.62	0.24	1.08	12,489	1,219	26,132	18,785
52	0.65	748	2,505,624	2.06	129,802	0.36	1.59	67,432	0.49	1.03	622,178	0.61	0.24	1.09	14,805	1,498	30,781	22,518
57	0.70	805	2,816,999	2.20	129,802	0.36	1.59	70,689	0.49	1.04	680,081	0.61	0.24	1.10	15,875	1,639	33,080	24,306
62	0.75	863	3,091,711	2.31	129,802	0.36	1.59	75,132	0.49	1.05	729,421	0.60	0.24	1.11	16,767	1,756	35,149	25,797
67	0.80	920	3,356,363	2.43	129,802	0.36	1.59	76,749	0.49	1.05	773,389	0.59	0.24	1.12	17,503	1,861	36,973	27,064
72	0.85	978	3,724,339	2.60	129,802	0.36	1.59	78,913	0.49	1.05	824,700	0.59	0.24	1.12	18,354	1,990	38,976	28,569
77	0.90	1,035	3,970,738	2.70	129,802	0.36	1.59	81,579	0.49	1.05	860,454	0.58	0.24	1.12	18,932	2,075	40,493	29,579
82	0.95	1,093	4,219,352	2.81	129,802	0.36	1.59	83,219	0.50	1.05	893,076	0.58	0.24	1.13	19,438	2,153	41,820	30,484
87	1.00	1,150	4,378,569	2.88	129,802	0.36	1.59	84,609	0.50	1.05	913,896	0.58	0.24	1.13	19,764	2,200	42,718	31,049
92	1.05	1,208	4,584,198	2.98	129,802	0.36	1.59	85,224	0.50	1.05	935,880	0.57	0.24	1.13	20,081	2,256	43,575	31,653
97	1.10	1,265	4,777,141	3.07	129,802	0.36	1.59	85,793	0.50	1.05	957,129	0.57	0.24	1.13	20,383	2,306	44,444	32,206

7Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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Table 15.6:     Nested Pit Series – Hybrid Option

Pit	Revenue Factor	Gold Price	Ore + Waste	Strip Ratio	Oxide Ore			MacNeill Ore			Sulphide Ore				Contained Metal
		$/oz	Kt		kt	Au g/t	Ag g/t	kt	Au g/t	Ag g/t	kt	Au g/t	Cu %	Ag g/t	Au Koz	Cu kt	Ag Koz	Eq Au Koz2
1	0.14	161	12	0.00	12	1.26	0.86	0	0.00	0.00	0	0.00	0.00	0.00	1	0	0	1
2	0.15	173	61	0.00	61	1.18	2.59	0	0.00	0.00	0	0.00	0.00	0.00	2	0	5	2
7	0.20	230	2,662	0.00	2,662	0.86	2.19	0	0.00	0.00	0	0.00	0.00	0.00	73	0	188	77
12	0.25	288	12,065	0.01	11,998	0.72	2.09	0	0.00	0.00	0	0.00	0.00	0.00	276	0	806	290
17	0.30	345	22,075	0.02	21,702	0.64	2.01	0	0.00	0.00	0	0.00	0.00	0.00	444	0	1,401	468
22	0.35	403	40,164	0.08	37,284	0.57	1.88	0	0.00	0.00	0	0.00	0.00	0.00	684	0	2,249	723
27	0.40	460	74,847	0.14	59,048	0.49	1.68	0	0.00	0.00	6,582	0.87	0.28	1.07	1,121	18	3,412	1,268
32	0.45	518	119,582	0.18	78,725	0.45	1.56	0	0.00	0.00	22,585	0.72	0.26	1.06	1,650	58	4,725	2,010
37	0.50	575	171,871	0.23	94,689	0.42	1.55	273	0.47	1.20	45,258	0.65	0.24	1.03	2,225	107	6,234	2,848
42	0.55	633	225,939	0.28	106,172	0.40	1.56	934	0.49	1.03	69,186	0.62	0.23	1.04	2,742	158	7,696	3,632
47	0.60	690	528,397	0.60	124,888	0.37	1.59	33,875	0.52	1.02	171,075	0.59	0.21	1.07	5,311	361	13,419	7,276
52	0.65	748	672,979	0.74	127,719	0.37	1.59	42,487	0.51	1.03	216,856	0.60	0.21	1.08	6,373	459	15,467	8,841
57	0.70	805	911,062	0.94	129,507	0.36	1.59	51,667	0.51	1.04	287,747	0.60	0.22	1.09	7,934	623	18,434	11,239
61	0.75	863	1,000,006	1.01	129,779	0.36	1.59	54,720	0.50	1.05	312,962	0.60	0.22	1.09	8,470	683	19,489	12,083
65	0.80	920	1,095,090	1.08	129,802	0.36	1.59	59,914	0.50	1.05	337,033	0.60	0.22	1.10	9,015	742	20,584	12,929
70	0.85	978	1,171,130	1.13	129,802	0.36	1.59	63,696	0.50	1.04	355,684	0.60	0.22	1.11	9,425	786	21,433	13,567
74	0.90	1,035	1,325,655	1.25	129,802	0.36	1.59	66,156	0.49	1.05	393,857	0.60	0.22	1.11	10,211	883	22,930	14,842
79	0.96	1,104	1,366,173	1.27	129,802	0.36	1.59	68,776	0.49	1.04	403,970	0.60	0.22	1.11	10,400	904	23,422	15,141
83	1.01	1,162	1,417,780	1.30	129,802	0.36	1.59	71,806	0.49	1.04	415,387	0.60	0.22	1.12	10,633	928	23,977	15,498
86	1.05	1,208	1,514,404	1.37	129,802	0.36	1.59	71,988	0.49	1.04	437,091	0.60	0.23	1.12	11,068	985	24,762	16,221
90	1.10	1,265	1,572,488	1.40	129,802	0.36	1.59	74,767	0.49	1.04	449,507	0.60	0.23	1.12	11,318	1,012	25,326	16,610

8Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

Project No.: C-580 January, 2012	Page 194 - 378

Based on the overall project economic evaluation completed by Aker Solutions the Super Pit option provides the best return and is the preferred option for evaluation at feasibility study level.

All reserves for the Caspiche project have been evaluated for the three options considered, however those reserves pertaining to the Super Pit option should be given particular consideration when evaluating the report and its conclusions.

Figure 15.3 illustrates the nested pit series for the Super Pit option as a relationship between the contained equivalent gold ounces and stripping ratio. For simplicity the equivalent gold content has been estimated from a relation between metal prices.

Gold prices lower than 410 US$/oz represent the oxide cap. From there to a price of 610 US$/oz, the contained metal increases rapidly with a low stripping ratio. A rapid climb in the stripping ratio is noted up to a gold price of 750 US$/oz. The rapid increase in the stripping ratio indicates the progressive expansion of the high wall, where the incremental ratio is higher than in other zones of the pit and the metal contained below is more expensive to extract.

Over 750 US$/oz, the contained metal curve becomes gentle and parallel to the stripping ratio. The stripping ratio represents progressively smaller expansions of the pit around the main orebody to reach deeper resources.

Figure 15.3:    Stripping Ratio Versus Contained Metal – Super Pit Option

Figure 15.4 illustrates the nested pit series for the Hybrid option with the same relationship between contained equivalent gold ounces and the stripping ratio.

For every step of the pit, a trade-off against exploitation by underground mining was made and as a result the change in stripping ratio has the same trend as the contained metal.

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Figure 15.4:    Stripping Ratio Versus Contained Metal – Hybrid Option

The ore tonnes reported within the ultimate pits are composed of oxide, MacNeill and sulphide material. The oxide tonnage is similar for the Super Pit and Hybrid options: 130 Mt of ore with average gold and silver head grades of 0.36 g/t and 1.59 g/t, respectively.

The Super Pit option contains 893 Mt of sulphide ore with average gold, copper and silver head grades of 0.58 g/t, 0.24 % and 1.13 g/t, respectively. The Hybrid option pit contains 415 Mt of sulphide ore with average gold, copper and silver head grade of 0.60 g/t, 0.22 % and 1.12 g/t, respectively.

The MacNeill ore tonnes in the Super Pit option are 83 Mt with average gold and silver head grades of 0.50 g/t and 1.05 g/t, respectively. In the Hybrid option, the ore tonnage amounts to 72 Mt with average gold and silver head grades of 0.49 g/t and 1.04 g/t, respectively.

Table 15.7 summarizes the ore tonnes and grades for each option.
Table 15.7:    Ultimate Pit Shells Contained Reserves

Option	Oxide Ore			MacNeill Ore			Sulphide Ore				Waste	Total Rock	Contained Metal
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Mt	Au (Moz)	Cu (Mt)	Ag (Moz)	Eq Au3 (Moz)
Super Pit	130	0.36	1.59	83	0.50	1.05	893	0.58	0.24	1.13	3,113	4,219	19.4	2.2	41.8	30.5
Hybrid	130	0.36	1.59	72	0.49	1.04	415	0.60	0.22	1.12	801	1,418	10.6	0.9	24.0	15.5

Figure 15.5 illustrates the ultimate pit shell for both options.

9 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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Figure 15.5:    Optimal Pit Shells

15.2.7	Full Underground – Oxide and MacNeill Pits

The Full Underground option considers the early development of the heap leaching of the oxide and MacNeill ores by a Stand Alone open pit exploitation. This stand alone operation is largely based on the Prefeasibility Study: Oxide Standalone Project submitted by Exeter on Sedar (www.sedar.com) on 8th June 2011. Due to the incorporation of MacNeill ore the heap leach operation will have a longer operational life and will require minor modifications to the crushing and ADR circuit as well as process changes to accommodate the copper content within the MacNeill ore.

A set of key parameters have been defined for this alternative. These were used as a basis for pit optimization, mine design, mine planning and cost estimation. The final values are listed in Table 15.8.

Table 15.8:    Key Parameters for the Heap Leach Open Pit Optimization

Parameter	Unit	Oxides	MacNeill
Mining cost	$/t	Base + Depth Increm. Average 1.40
Process cost	$/t	3.40	5.31
Gold Met. Recovery	%	78	Upper 55 Lower 30
Silver Met. Recovery	%	34	20
Gold Treatment Cost	$/oz	6
Silver Treatment Cost	$/oz	0.4
Royalty Anglo American	%	3.08
Royalty Chilean Gvmt.	%	5
Gold Price	$/oz	1,150
Silver Price	$/oz	20

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Figure 15.6 illustrates the nested pit series for the heap leach open pit option as a relationship between the contained equivalent gold ounces and stripping ratio. For simplicity the equivalent gold content has been estimated from a relation between metal prices.

Figure 15.6:    Stripping Ratio Versus Contained Metal – Heap Leach Stand Alone (Full Underground option)

The ore tonnes reported within the ultimate pits are composed of oxide and MacNeill only. The oxide tonnage is lower than the Super Pit and Hybrid options. MacNeill tonnage is in the same range. From a price of 414 US$/oz to 874 US$/oz, the contained metal increases rapidly with a low stripping ratio. A rapid climb in the stripping ratio and contained metal is noted up to a gold price of 932 US$/oz.

Table 15.9 and Figure 15.7 illustrate the Whittle results for the pit optimizations based on these criteria.

Table 15.9:    Ultimate Heap Leach Pit Shell – Underground Option

Full Underground Option	Oxide Ore			MacNeill Ore			Waste	Total Rock	Contained Metal
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Ag g/t	Mt	Mt	Au (Moz)	Ag (Moz)
Heap leach Pit	112	0.39	1.57	74	0.55	1.12	151	337	2.70	8.29

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Figure 15.7:    Optimal Heap Leach Pit

The optimal pit for the heap leach operation contains a total of 186 Mt of ore with a gold and silver average grade of 0.45 g/t and 1.39 g/t respectively.

15.3	Open Pit Mineral Reserves

Using the ultimate pit shells as a starting point, practical pit designs which incorporate access and logical development using phases identified from intermediate Whittle shells were completed.

15.3.1	Final Pit Designs

A set of nested pit shells was obtained from the pit optimization and used as guides for the design of the intermediate phases and ultimate pit. The general design parameters used in the detailed pit design are those listed previously. Other parameters are listed below.

15.3.1.1	Super Pit and Hybrid Pit

●	The bench height used for design is 15 m, matching the block height and the selected loading equipment.
●
The slope parameters used for pit design were those recommended by AKL and described in the previous section (see Table 15.3). The actual slope angle input into Whittle was adjusted to include the anticipated number of access ramps in each wall generated from earlier studies. This ensured that practical pit designs closely approximated the Whittle shell used for defining ore reserves and the ultimate pit.

●
A pushback width of 120 m was considered to provide space for two rope shovels and access for haulage and support equipment onto the bench. A minimum of 100 m was accepted to meet scheduling constraints, with one rope shovel digging area and good accessibility for hauling and other services.

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●	The pit designs consider double exits on the west and north side of the pit providing access to the primary ore and waste crushers, to the leach pad and leach pad stockpiles and to the waste dumps.

15.3.1.2	Oxide/MacNeill Pit (Within the Full Underground Option)

●	The bench height used for design is 15 m, matching the block height and the selected loading equipment.
●	The slope parameters used for pit design were those recommended by AKL for the Hybrid and Super Pit options.
●	For in-pit access, 26 m wide ramps at a 10 % grade were designed
●	A pushback width of 80 m was considered to provide space for loading equipment and access for haulage and support equipment onto the bench.

Figure 15.8  Figure 15.9, and Figure 15.10 show the final pit design of the Super Pit, Hybrid, and Oxide/McNeill pit options respectively.

Note that in Figure 15.8, an in-pit platform for the establishment of four in-pit waste crushers is incorporated during the life of the mine. The location of this platform was established during the scoping level in-pit crushing studies completed in June 2011 by NCL, and optimized during this study. The in-pit crushing elements are discussed in more detail in Section 16.

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Figure 15.8:    Final Pit Design – Super Pit IPCC Option

Figure 15.9:    Final Pit Design – Hybrid Option

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Figure 15.10:    Final Pit Design – Oxide/McNeill Pit: Full Underground Option

15.3.2	Mining Phases Design

The integration of the pit optimization shells with practical access considerations provided the input to design a series of practical mining phases.

In the Super Pit option, the defined pit was divided into sixteen phases based on optimized nested pit shell guidance: gold and copper grade, strip ratio and the ability to access the pit. Numbering of phases includes non-operational Whittle cones, for this reason operational phases are not correlative. Significant milestones during the life of the pit are:

●	Phase 0 targets the most profitable area of oxide ore and gives an alternative for early production of oxide ore while overall pre-stripping is developed.

●	Phases 1 and 2 target the shallow sulphide ore and continued mining of the oxide and MacNeill ore.

●	Phases 3 to 7 progressively enlarge the pit by splitting the northeast and southwest phases of the 120 m wide pushbacks to achieve a balanced stripping ratio in the mine schedule.

●	Phase 9 contains the development of the in-pit crushing stations for the relocation of the pit-rim waste crushers, and the associated conveyor ramp.

●	Phase 11 onwards enlarge the pit by 120m wide pushbacks to complete the final pit.

In the Hybrid option, the defined pit has been divided into eight mining phases based on optimized nested pit shell guidance. The mining sequence is similar to the Super Pit option, however the final pit is smaller and no in-pit crusher platform is required.

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Figure 15.11 and Figure 15.12 illustrate examples of the mining sequence of the Super Pit and the Hybrid option, respectively. Each individual mining phase is represented as one bench.

Figure 15.11:    Mining Sequence – Super Pit Option – Bench 4210

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Figure 15.12:    Mining Sequence – Hybrid Option – Bench 4240

The heap leach stand alone pit has been developed in five mining phases, three containing oxide material and two additional phases containing MacNeill material:

●	Phase 1 targets the most profitable area in the center part of the pit. This phase contains oxide material only.

●
Phase 2 mines the eastern part of the pit. This phase maintains the same shallow and wide characteristics of Phase 1. Phase 2 has greater resources than Phase 1, but with a lower gold grade. This phase contains oxide material only.

●	Phase 3 expands to the west area of the pit. Similar grades and strip ratio to those of Phase 2 are obtained. This phase contains oxide material only

●	Phase 4 continues expanding to the south west and increases pit depth Most of the ore corresponds to MacNeill material. Grades are better but at a higher strip ratio than previous phases.

●	Phase 5 mines the south western part of the pit. More than 99 % of the ore contained in Phase 5 is MacNeill. Grades and strip ratio are similar to Phase 4.

Figure 15.13 illustrates the mining sequence and final pit.

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Figure 15.13:    Mining Sequence – Heap Leach Pit - Bench 4300

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15.3.3	Comparison of Pit Designs and Optimized Shells

15.3.3.1	Super Pit

The optimized pit shells and ultimate pit design volumetrics for the Super Pit option are compared in Table 15.10. The two shapes are shown graphically in Figure 15.14.

The ultimate pit design, although slightly bigger, fits well within the Whittle® optimized pit shell. Total material increased by 6 % due to the irregular shape of the bottom of the pit and minor deviations of the practical pit design overall slope angles. In addition, there are small increases in the pit volume to accommodate the in-pit crusher stations and the conveyor ramp to remove crushed waste.

Ore quantities and contained metal are practically the same; differences are within an acceptable range.

Table 15.10:    Super Pit Option – Design Versus Ultimate Pit Shell Comparison

Item	Ultimate	Mine	Difference
	Shell	Design	(%)
Oxide Ore (Mt)	130	130	0
Gold Grade (g/t)	0.36	0.36	0
Silver Grade (g/t)	1.59	1.59	0
MacNeill Ore (Mt)	83	84	1
Gold Grade (g/t)	0.50	0.50	0
Silver Grade (g/t)	1.05	1.05	0
Sulphide Ore (Mt)	893	889	0
Gold Grade (g/t)	0.58	0.58	0
Copper Grade (%)	0.24	0.24	-1
Silver Grade (g/t)	1.13	1.13	0
Contained Gold Metal (M oz)	19.4	19.4	0
Contained Copper Metal (M t)	2.2	2.1	-1
Contained Silver Metal (M oz)	16.4	16.3	0
Total Ore + Waste (Mt)	4,219	4,486	6
Strip Ratio	3.1	3.4	9

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Figure 15.14:    Super Pit Option – Plots of Ultimate Pit Shell Compared to Mine Design

15.3.3.2	Hybrid Pit

The optimized pit shells and ultimate pit design volumetrics for the Hybrid option are compared in Table 15.11. The two shapes are shown graphically in Figure 15.15. The ultimate pit design, although slightly bigger, fits well within the Whittle® optimized pit shell. Total material increases by 4 % due to additional ramps which produce a deviation of the overall pit wall angle.

Ore quantities and contained metal show a 2 % difference. These differences are within an acceptable range.

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Table 15.11:    Hybrid Option – Design Versus Ultimate Pit Shell Comparison

Item	Ultimate	Mine	Difference
	Shell	Design	(%)
Oxide Ore (Mt)	130	130	0
Gold Grade (g/t)	0.36	0.36	0
Silver Grade (g/t)	1.59	1.59	0
MacNeill Ore (Mt)	72	74	3
Gold Grade (g/t)	0.49	0.49	0
Silver Grade (g/t)	1.04	1.04	0
Sulphide Ore (Mt)	415	417	0
Gold Grade (g/t)	0.60	0.59	-1
Copper Grade (%)	0.22	0.22	-1
Silver Grade (g/t)	1.12	1.12	0
Contained Gold Metal (M oz)	10.6	10.6	0
Contained Copper Metal (M t)	0.9	0.9	0
Contained Silver Metal (M oz)	12.0	12.1	1
Total Ore + Waste (Mt)	1,418	1,506	6
Strip Ratio	1.6	1.8	10

Figure 15.15:    Hybrid Option – Plots of Ultimate Pit Shell Compared to Mine Design

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15.3.3.3	Oxide and MacNeill Pit

The optimized pit shell and ultimate pit design volumetrics for the heap leach stand alone pit are compared in Table 15.12. The two shapes are shown graphically in Figure 15.16.

Table 15.12:    Heap Leach Stand Alone Pit - Design Versus Ultimate Pit Shell Comparison

Item	Ultimate Shell	Mine Design	Difference

Oxide Ore (Mt)	113,6	111,7	-2%
Gold Grade (g/t)	0,389	0,387	-0%
Silver Grade (g/t)	1,563	1,567	0%
MacNeill Ore (Mt)	74,1	73,7	-1%
Gold Grade (g/t)	0,559	0,555	-1%
Silver Grade (g/t)	1,132	1,124	-1%
Contained Gold Metal (M oz)	2.753	2.704	-2%
Contained Silver Metal (M oz)	8.411	8.288	-2%
Total Ore + Waste (Mt)	328,8	336,1	2%
Strip Ratio	0,75	0,81	8%

Ore quantity indicates a 1.3 % difference, but since contained metal is only 1.8 % lower in the designed pit, all the differences are considered as being within acceptable ranges.

Figure 15.16:    Oxide/MacNeill Pit – Plots of Ultimate Pit Shell Compared to Mine Design

15.3.4	Tabulation of Contained Ore within Final Pit Designs

Table 15.13 summarizes the contained tonnes and grade of ore for the final pit design and individual mining phases for the Super Pit option. The contained ore tonnes for the Hybrid option are summarized in Table 15.14. Both tables consider a profit zero cut-off grade. The ore tonnes in the tables consider Measured and Indicated resources (M+I) only.

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Table 15.13:    Super Pit Option – Contained Ore Tonnes and Grade by Phase

Pit	Oxide Ore			MacNeill Ore			Sulphide Ore				Waste	Total Rock	Strip Ratio	Contained Metal
	Mt	Au (g/t)	Ag (g/t)	Mt	Au (g/t)	Ag (g/t)	Mt	Au (g/t)	Cu (%)	Ag (g/t)	Mt	Mt		Au (Moz)	Cu (Mt)	Ag (Moz)	Eq Au4 (Moz)
F00	33	0.33	2.07	0	0.00	0.00	1	0.39	0.12	1.66	20	54	0.59	0.4	0.0	2.3	0.4
F01	21	0.25	1.82	0	0.50	1.07	14	0.43	0.15	1.34	95	130	2.73	0.4	0.0	1.8	0.5
F02	36	0.42	1.58	0	0.43	0.74	32	0.59	0.23	1.10	14	82	0.21	1.1	0.1	3.0	1.5
F03	20	0.43	1.18	1	0.38	1.13	48	0.57	0.22	1.04	157	225	2.32	1.2	0.1	2.4	1.7
F05	15	0.40	0.98	8	0.43	0.94	53	0.65	0.23	0.96	76	151	1.12	1.4	0.1	2.3	2.0
F06	5	0.33	0.97	5	0.51	0.70	51	0.62	0.22	0.96	81	142	1.46	1.2	0.1	1.8	1.7
F07	0	0.18	1.06	13	0.52	1.22	76	0.58	0.24	1.11	291	381	3.79	1.6	0.2	3.2	2.6
F09	0	0.24	0.86	25	0.51	1.00	103	0.65	0.24	1.20	330	459	3.19	2.6	0.3	4.8	3.9
F11	0	0.00	0.00	0	0.29	0.46	68	0.62	0.27	0.92	406	474	5.97	1.4	0.2	2.0	2.3
F13	0	0.00	0.00	18	0.45	1.07	86	0.56	0.22	1.24	205	309	2.39	1.8	0.2	4.0	2.8
F14	0	0.00	0.00	0	0.00	0.00	85	0.63	0.28	1.00	512	597	6.03	1.7	0.2	2.7	2.9
F15	0	0.00	0.00	14	0.53	1.13	273	0.52	0.24	1.25	1,195	1,482	4.38	4.8	0.7	11.5	8.1
Total	130	0.36	1.59	84	0.50	1.05	889	0.58	0.24	1.13	3,383	4,486	3.32	18.0	2.1	39.0	30.0

10 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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Table 15.14:    Hybrid Option – Contained Ore Tonnes and Grade by Phase

Pit	Oxide Ore			MacNeill Ore			Sulphide Ore				Waste	Ore + Waste	Strip Ratio	Contained Metal
	Mt	Au (g/t)	Ag (g/t)	Mt	Au (g/t)	Ag (g/t)	Mt	Au (g/t)	Cu (%)	Ag (g/t)	Mt	Mt		Au (Moz)	Cu (Mt)	Ag (Moz)	Eq Au5 (Moz)
F00	33	0.33	2.07	0	0.00	0.00	1	0.39	0.12	1.66	20	54	0.59	0.4	0.0	2.3	0.4
F01	21	0.25	1.82	0	0.50	1.07	14	0.43	0.15	1.34	95	130	2.73	0.4	0.0	1.8	0.5
F02	36	0.42	1.58	0	0.43	0.73	32	0.60	0.23	1.10	15	83	0.21	1.1	0.1	3.0	1.5
F03	17	0.42	1.21	1	0.39	0.88	57	0.55	0.22	1.03	160	234	2.16	1.2	0.1	2.5	1.9
F04	14	0.44	1.00	10	0.44	0.99	48	0.61	0.23	0.99	68	140	1.09	1.3	0.1	2.3	1.9
F05	8	0.33	0.94	8	0.51	0.74	58	0.66	0.22	0.93	80	153	1.21	1.4	0.1	2.2	2.1
F06	0	0.17	0.96	2	0.53	0.62	75	0.62	0.24	1.16	192	270	2.53	1.5	0.2	2.9	2.4
F07	0	0.20	1.09	53	0.50	1.12	132	0.58	0.22	1.25	256	442	1.93	3.3	0.3	7.2	4.8
Total	130	0.36	1.59	74	0.49	1.04	417	0.59	0.22	1.12	885	1,506	1.62	10.6	0.9	24.2	15.5

Table 15.15:    Oxide/MacNeill Pit – Contained Ore Tonnes and Grade by Phase (Full Underground Option)

Phase	Oxide Ore			McNeill Leached Ore			Waste	Total Rock
	Kt	Au g/t	Ag g/t	Kt	Au g/t	Ag g/t	kt	kt
F01	15	0.64	1.71				0	15
F02	66	0.35	1.60				20	86
F03	23	0.38	1.35				12	35
F04	8	0.25	1.72	37	0.52	0.94	66	110
F05	0	0.20	1.00	37	0.59	1.31	52	89
Total	112	0.39	1.57	74	0.55	1.12	151	336

11 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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As noted in 15.2.6 the Super Pit option is the preferred alternative to be developed to feasibility study level. As such particular consideration of Table 15.13 should be made when evaluating the project.

15.3.5	Dilution and Ore Losses

The resource model block size of 25 m long, 25 m wide and 15 m high, is commensurate with the orebody variability and scale of operation. There is no requirement for any mining dilution factor due to the low grade variance, especially near cut-off grades.

The equipment chosen for the project will have more than sufficient capability to mine at selective mining units (SMU’s) of much smaller sizes than the current block size. Therefore, neither dilution nor ore losses are considered.

15.3.6	Statement of Open Pit Mineral Reserves

From the contained ore tonnages in the designs, a cut-off value of 0.49 US$/t, to cover re-handle costs, was applied for the oxides and MacNeill material. The open pit proven and probable reserves for each option are presented in Table 15.16.

Table 15.16     Open Pit Proven and Probable Mineral Reserves (Carlos Guzman, CChM, October 2011)

Option		Open Pit Mineral Proven and Probable Mineral Reserves
	Oxide Ore				MacNeill Ore			Sulphide Ore
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t
Super Pit	124	0.38	1.62	78	0.51	0.07	1.05	889	0.58	0.24	1.13
Hybrid	124	0.38	1.62	70	0.50	0.07	1.05	417	0.59	0.22	1.12
Full UG	112	0.39	1.57	74	0.55	0.11	1,12

The contained ore tonnes listed in Tables 15.13, 15.14 and 15.15 above represent in-pit reserves in practically designed open-pits. However in the case of Oxide and MacNeill mineralization, mine scheduling to allow access to sulphide material at the earliest practical date results in the need to mine and stockpile these two ore types on surface and reclaim them later for processing. The additional cost of re-handling this material were estimated at 0.49 US$/tonne and as a result, in the Super Pit option, approximately 6Mt of oxides and 2 Mt MacNeill did not deliver sufficient value to cover this additional cost, and have been dropped from final Reserves quoted in 15.16.

The Super Pit option is the preferred alternative to be developed to feasibility study level. As such particular consideration of Table 15.16 should be made when evaluating the project.

15.4	Underground Mineral Reserves

The definition of the underground mineral reserves was performed assuming that a block caving method can be applied to the Caspiche deposit.

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Preliminary geotechnical studies of the rock mass were completed to establish ‘caveability’ and fragmentation for a block caving method. From the current available information, the studies indicate the rock is not significantly different from primary rock in other porphyry copper deposits in Chile currently using this method (e.g. El Salvador, Andina, El Teniente).

The estimate of mineral reserves for block caving requires the inclusion of material with lower than the economic grade limit that cannot be separated and must be sent to the plant with the rest of the ore (dilution).

Figure 15.17 shows schematically the blending process within the ore column the process of block valuation. A diluted grade model was generated with the same block definition as the in situ model, the diluted grades resulting from blending the material of the blocks that form the ore column. Each block was assigned a new grade value, without discriminating fractions of ore and waste within these units.

The Laubscher dilution model was applied to calculate the diluted model, considering a 60 % Dilution Entry Point (DEP). Following current industry practice a maximum ore column height of 500 m was also applied. The grade of the waste material in the blend was assumed as zero.
Figure 15.17:    Dilution & Economic Column Calculation

The cut-off criteria used to determine the ore/waste limit was the maximum cumulative profit of the ore column, such that every block that added value to the ore column was included until the total ore column profit was maximized. Blocks above that limit were considered as waste and not included as part of the mineable reserves. The economic parameters used for the determination of the mineable reserves are summarized in Table 15.17.

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Table 15.17:    Economic Parameters for Underground Mineable Reserves

Parameter	Unit	Value
UG Mining Cost	US$/t	7.0
Sulphide Process Cost	US$/t	7.04
Copper Met. Recovery	%	Variable, Table 15.2
Gold Met. Recovery	%	Variable, Table 15.2
Silver Met. Recovery	%	50
Copper Treatment Cost	US$/lb	0.197
Gold Treatment Cost	US$/oz	6
Silver Treatment Cost	US$/oz	0.4
Royalty Anglo American	%	3,08
Royalty Chilean Government	%	5
Gold Price	US$/oz	1150
Silver Price	US$/oz	20
Copper Price	US$/lb	2.5

An analysis of the best elevations to locate the undercut levels was carried out considering that the upper part of the deposit will be mined by open pit methods.

The results for the underground portion of the Hybrid option are presented in Table 15.18:

Table 15.18:    Hybrid Option – Mineral Reserves (Carlos Guzman, CChM, October 2011)

Undercut Level	UG Mine - Sulphide Ore				Contained Metal
	Mt	Au (g/t)	Cu (%)	Ag (g/t)	Au (Moz)	Cu (Mt)	Ag (Moz)	Eq Au6 (Moz)
UC 3400	242	0.70	0.33	1.29	5.5	0.8	10.0	9.5

The best value was obtained with undercut level located at RL 3400. For this case the diluted mineable underground reserves are 242 Mt of ore with an average grade of 0.70 g/t Au and 0.33 % Cu. The total area of the mining footprint is 206,322 m2.

Figure 15.18 illustrates the relative position of the undercut level in relation to the pit limit.

12 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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Figure 15.18:    Hybrid Option – Undercut Level

The same exercise was carried out for the Full Underground option, using the same technical and economic parameters as the Hybrid case. An initial analysis was performed, considering natural topography, for the best elevations to locate the undercut levels.

The best values were obtained with undercut levels located at RL 3655, RL 3505 and RL 3190. For this case the diluted underground mineable reserves are 401 Mt of ore with an average grade of 0.69 g/t Au and 0.30 % Cu. The total area of the mining footprint is 356,875 m2. The results are summarized in Table 15.19.

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Table 15.19:    Full Underground Option – Mineral Reserves at different Undercut Levels (Carlos Guzman, MAUSIMM, October 2011)

Undercut Level	UG Mine - Sulphide Ore				Contained Metal
	Mt	Au (g/t)	Cu (%)	Ag (g/t)	Au (Moz)	Cu (Mt)	Ag (Moz)	Eq Au7 (Moz)
UC 3655	78	0.63	0.23	1.41	1.6	0.2	3.5	2.5
UC 3505	270	0.75	0.32	1.21	6.5	0.9	10.5	10.8
UC 3190	53	0.51	0.28	1.39	0.9	0.1	2.4	1.6
Total	401	0.69	0.30	1.27	8.9	1.2	16.4	15.0

Figure 15.19 illustrates the relative position of the undercut levels considering natural topography.

Figure 15.19:    Full Underground Option – Undercut Levels

These contained reserves are the basis for the mine design and production schedule.

15.4.1	Underground Mineral Reserves

The estimate of proven and probable reserves for block caving requires the inclusion of material with lower than the economic grade limit that cannot be separated and must be sent to the plant with the rest of the ore.

The underground reserves for each option are presented in Table 15.20.

13 Eq Au [Moz] =  Au [Moz] + Cu [Mt] * Copper Price * 2204.62 / Gold Price + Ag [Moz] * Silver Price / Gold Price

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Table 15.20:    Underground Proven and Probable Mineral Reserves (Carlos Guzman, CChM, October 2011)

Option	Underground Mineral Reserves - Sulphide Ore
	Mt	Au (g/t)	Cu (%)	Ag (g/t)
Super Pit
Hybrid	242	0.70	0.33	1.29
Full UG	401	0.69	0.30	1.27

The previous figures include 3 Mt of waste material for the Hybrid option and 14 Mt of waste material for the Full Underground option. That material corresponds to dilution in the block cave method and its grade has been assumed as zero.

15.5	Reportable Mineral Reserves Statement by Scenario

Table 15.21 to 15.23 summarize the proven and probable reserves derived from the measured and indicated resources for all three mining options. As the Super Pit option is the preferred alternative to be developed to feasibility study level, particular attention should be taken in Table 15.21 and the assumptions there under.

NCL considers the measured and indicated mineral resource, contained within the open pit and the underground design mineral reserve to be estimated in accordance with the CIM definitions.

Table 15.21:    Super Pit Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)

Option	Super Pit
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0,42	1,71	4	0,46	0,08	0,70	321	0,62	0,26	1,10	7,3	0,8	14,8
Probable	62	0,33	1,52	74	0,51	0,07	1,08	568	0,55	0,23	1,15	11,9	1,3	26,6
Total	124	0,38	1,62	78	0,51	0,07	1,05	889	0,58	0,24	1,13	19,3	2,1	41,5

Super Pit Reserves Notes:

1.
Mineral Reserves are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/lb, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties of 3.08 % and 5 % were also applied. Metallurgical recoveries for oxides were 78 % for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade, defined as:

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% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%

2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit
4.	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle
5.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
7.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
8.	The life of mine strip ratio is 3.11

Table 15.22:    Hybrid Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)

Option	Hybrid (Open Pit + Underground)
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0,42	1,71	4	0,46	0,08	0,70	273	0,65	0,27	1,13	6,6	0,7	13,4
Probable	62	0,33	1,52	65	0,51	0,07	1,07	387	0,62	0,25	1,21	9,4	1,0	20,4
Total	124	0,38	1,62	70	0,50	0,07	1,05	660	0,63	0,26	1,18	16,0	1,7	33,8

Hybrid Case Reserves Notes:

1.
Mineral Reserves for the open pit are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/oz, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties of 3.08 % and 5 % were also applied. Metallurgical recoveries for oxides were 78% for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade, defined as:

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% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%
2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit
4.	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle
5.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
7.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
8.	The life of mine strip ratio is 1.47

Table 15.23:    Full Underground Case Case - Mineral Reserves (Carlos Guzman, CChM, October 2011)

Option	Full Underground
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	57	0,43	1,69	7	0,47	0,11	0,82	158	0,72	0,31	1,22	4,5	0,5	9,5
Probable	55	0,34	1,44	67	0,56	0,11	1,16	243	0,67	0,29	1,30	7,0	0,7	15,1
Total	112	0,39	1,57	74	0,55	0,11	1,12	400	0,69	0,30	1,27	11,6	1,2	24,6

Underground Reserves Notes:

1.
Mineral reserves for the block cave in the underground mine were defined using the Laubscher dilution model, considering a 60 % Dilution Entry Point and a maximum ore column height of 500 m. The grade of the waste and inferred material was assumed as zero. Only sulphides material was considered as economical. The economic parameters used for the determination of reserves were a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/oz, an average mining cost of 7.0 US$/t. Processing and treatment costs used were 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver. Royalties of 3.08 % and 5 % were also applied. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery was a function of the head grade, defined as:

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% Cu Head Grade	Copper Recovery	Gold Recovery
0.0% to 0.05%	0	0
0.05% to 0.10%	38%	30%
0.10% to 0.15%	68%	45%
0.15% to 0.20%	81%	58%
0.20% to 0.25%	87%	65%
0.25% to 0.30%	89%	69%
>0.30%	>90% to 93% max	72%
2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Dilution material considering waste and inferred resources was included as probable reserves
4.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
5.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
6.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces

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16.0	Mining methods

16.1	Operating Parameters and Criteria

The mine is scheduled to work 360 d/yr. Each day will consist of two 12 hour shifts and one meal break per shift. The mining operations will include; drilling, blasting, loading and hauling of ore and waste; crushing, conveying and spreading of waste, grade control and equipment maintenance.

The Super Pit and Hybrid open pit operations consider 15 m benches, 40 m haul roads at a maximum gradient of 10%, a mobile equipment fleet of electric rope shovels, diesel powered trucks, drills and auxiliary equipment. Gyratory crushers, conveyors and mobile spreaders will be used to crush, convey and place the waste.

The underground mine considers owner’s load, haul, dumpers (LHD´s), haul trucks, drills and auxiliary equipment, as well as underground crushing and conveying systems. In each of the options analysed the heap leach open pit operations use an owner´s mining and hauling fleet as detailed in Section 16.7.

The selected mining equipment is able to develop the required productivity and achieve the annual total material movement at accepted levels of availability.

16.2	Open Pit Mine Design

In all cases, the pit designs have been based on normal open pit design parameters, for the environment in Chile. The only variation in the designs occurs when In-pit crushing and conveying (IPCC) installations are located inside of the pits. This only occurs in the Super Pit option, and required the incorporation of an inclined conveyor ramp to carry the crushed waste to the surface. An alternative would be to develop a tunnel to convey the material to surface.

16.3	Underground Mine Design

A typical mine layout has been assumed for the proposed block caving operation. A detailed design of the underground mine for the Hybrid option was developed. The main infrastructure considered includes:

●	Main access tunnel

●	Main conveyor tunnel

●	Ventilation adits

●	Ventilation raises and shafts

●	Haulage levels

●	Production levels

●	Undercut levels

●	Access by levels

Figure 16.1 and Figure 16.2 illustrate the general layout of the underground mine design of the Hybrid and Full Underground options, respectively.

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Figure 16.1:    Hybrid option – Underground Mine Design

Figure 16.2:    Full Underground Option – Mine Design

For the production level, a typical draw pattern was adopted. This has an area of 195 m2 per draw-point, with 26 m between production drifts and 13 m between draw bell lines, as shown in Figure 16.3:

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Figure 16.3:    Typical Layout of the Production Level

The adopted general concept for the mine considers the following issues:

●	Production level 20 m below the undercut level. At this level, LHD units would transport the ore to ore passes located within the footprint.

●	Secondary haulage level located 60 m below the production level. At this level trucks would transport the ore to the primary gyratory crusher.

●	Main haulage level located at the elevation of the discharge of the crusher, 60 m below the secondary haulage (start of main conveyor belt to the plant)

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Figure 16.4 to Figure 16.7 illustrate the arrangement of the different levels that constitute the underground mine: Undercut, ventilation, haulage and conveyor levels.

Figure 16.4:    Typical Layout of the Undercut Level

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Figure 16.5:    Typical Layout of the Ventilation Level

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Figure 16.6:    Typical Layout of the Haulage Level

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Figure 16.7:    Typical Layout of the Conveyor Level

A second mining concept considers the following issues:

●	Production level 20 m below the undercut level. At this level, LHD units will transport the ore to the primary crushers located within the footprint. A jaw crusher is considered for this concept.

●	Main haulage level located at the elevation of the discharge of the crusher, to connect by intermediate conveyor to the main conveyor belt to the plant.

This concept has been applied in UCL 3190 of the Hybrid option and UCL 3655 and UCL 3190 of the Full Underground option.

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16.4	Mine Production Schedules

16.4.1	Total Mineral Reserves

Mine schedules for each of the mining options were produced based on the pit and underground mine designs and the contained reserves. Sulphide ore will be treated by flotation and oxide and MacNeill ore by heap leaching.

In general, the highest reserve and metal content are contained in the Super Pit. In the Hybrid option, the higher metal grades in the underground portion are insufficient to compensate for the loss of contained reserve tonnage. The Hybrid and Full Underground options have 18 % and 41 % less gold equivalent respectively.

16.4.2	Mine Production Schedules

Table 16.1 summarizes the life of mine, ore feed rate and mine movement rate associated for each of the developed options.

Table 16.1:    Mine Schedule Summary

Option	Mine Schedule
	LOM	Oxide Process	MacNeill Process	Open Pit Feed	UG Feed	Stockpile Feed	Max. Open Pit Mvment kt/d	Avg. Open Pit Mvment kt/d
	years	kt/d	kt/d	kt/d	kt/d	kt/d
Super Pit	19	72	33	150			909	655
Hybrid	23	72	33	95	80	15	500	380
Full UG	35	72	33		90		99	79

For the Super Pit and Hybrid options, the oxide ore is mined as a result of sulphide ore requirement during the initial five years of mine life. An oxide feed rate of 26 Mt per year has been calculated as the optimum based on the oxide crushing plant capacity for the crush size required, the leach pad area, and the need to achieve satisfactory leaching characteristics; balanced against minimizing stockpiling and re-handle during development of the underlying sulphide reserves. Once oxide reserves are exhausted, leachable MacNeill ore, produced as part of the overall mining operation, is crushed and leached at a rate of 12 Mt per year. The throughput for MacNeill material is less than that for oxide as the rock is considered as being more competent than the oxide.

The total rock movement (ore and waste) for the open pit options is as follows

●	Super Pit option:	Average 655,000 t/d (max 909,000 t/d) with 19 years Life of
Mine (LoM)

●	Hybrid option:	Average 380,000 t/d (max 550,000 t/d) with 11 years LoM.

The pre-stripping schedule for the open pit considers fill material requirements for construction of the main installations, corresponding to crusher platforms, starter platform for the heap leach pad, as well as ore and waste conveyor corridors amongst others.

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The Super Pit option is the preferred option to be developed to Feasibility level, as such particular attention should be made to the Super Pit values and parameters used throughout this section.

Table 16.2 and Table 16.3 summarize the total construction tonnage required for the Super Pit and Hybrid options.

Table 16.2:     Waste Material Requirements for Construction – Super Pit Option

Requirement for construction	Volume (m3)	Tonnage (t @ 2.0 t/m3)
Truck Dump Pocket / Primary Crushing (Oxide)	14,300	28,600
Primary Crushing (Sulphide Ore)	17,990	35,980
Main Conveyor Corridor (Ore)	2,597,100	5,194,200
Main Conveyor Corridor (Waste)	24,260,402	48,520,804
Heap Leach First platform	8,465,810	16,931,620
Heap Leach basal improvement	634,310	1,268,620
Total	35,989,912	71,979,824

Table 16.3:    Waste Material Requirements for Construction – Hybrid Option

Requirement for construction	Volume (m3)	Tonnage (t @ 2.0 t/m3)
Truck Dump Pocket / Primary Crushing (Oxide)	14,300	28,600
Primary Crushing (Sulphide Ore)	358,970	717,940
Crushing (Waste)	0	0
Main Conveyor Corridor (Ore)	15,202,710	30,405,420
Main Conveyor Corridor (Waste)	11,731,050	23,462,100
Heap Leach First platform	8,465,810	16,931,620
Heap Leach basal improvement	634,310	1,268,620
Total	36,407,150	72,814,300

The underground mine schedules were estimated by NCL using a scheduling tool (Block Cave) without detailed engineering analysis of the mining sequence and geotechnical restrictions. The schedules take into account the extraction rates and ensure that the new area incorporated each year is, in general, within the range of 40,000 m2 per annum per face.

The underground mining rate has been defined by reference to existing operations of a similar size in terms of footprint and ore column heights. The production rate is 80 ktpd of ore per day based on having two production faces in parallel at 40 ktpd each. This is similar to the size of faces at Andina III Panel, Teniente Esmeralda, Teniente 4 and others.

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The Hybrid mine schedule indicates a gap in production in the years between completion of the open pit and start of the underground mine. This is due to the limitations of the overlap between both operations and the ramp up period of the underground mine. This gap will be filled by reclaiming low grade ore from the stockpile produced during open pit operation.

Figure 16.8 and Figure 16.9 show the open pit mining schedule for the Super Pit and the Hybrid options respectively.

Figure 16.8:     Super Pit Option – Mine Schedule

Figure 16.9:    Hybrid Option – Open Pit Mine Schedule

The underground contribution and the total mining schedule for the Hybrid and Full Underground options are shown in Figure 16.10 and Figure 16.11 respectively:

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Figure 16.10:    Hybrid Option – Open Pit and Underground Mine Contribution

Figure 16.11:    Full Underground Option – Mine Schedule

Annual push back, or phase, development for the Full Open Pit and the Hybrid options are presented in Figure 16.12 and Figure 16.13.

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Figure 16.12:    Super Pit Option – Total Material by Mining Phase

Figure 16.13:    Hybrid Option – Total Material by Mining Phase – Open Pit

The Super Pit development requires 6 to 7 phases working simultaneously. The open pit in the Hybrid case has a maximum of 5 phases working per year.

Figure 16.14 and Figure 16.15 illustrate the required vertical development for each plan.

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Figure 16.14:    Super Pit Option – Benches per Year

Figure 16.15:    Hybrid Option – Benches per Year – Open Pit

The maximum vertical development is achieved in the preproduction period. However, the tonnage contribution from the initial benches is minimal, and the numbers of benches mined per year is regarded as practically achievable.

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The heap leach stand-alone open pit development requires 2 to 3 phases working simultaneously. Annual phase development is presented in Figure 16.16. The required vertical development for that plan is presented in Figure 16.17.

Figure 16.16:    Full Underground Option – Total Material by Mining Phase – Heap Leach Open Pit

Figure 16.17:     Full Underground Option – Benches per Year – Heap Leach Open Pit

16.5	Waste Mining Strategy – Open Pits

Due to the high waste material movement requirements for the project, the potential of using in-pit crushing and conveying (IPCC) to remove as much of the waste as possible was analysed. In addition to reducing the waste mining costs, it was clear that an opportunity existed to create a waste stockpile to the north of the pit which would allow the tailing storage facility (TSF) dam wall to be constructed with the IPCC system instead of

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conventional truck dump construction. A compacted dam wall face was designed to generate the required retaining wall stability and level of impermeability, but the use of bulk fill using the IPCC system removed the requirement for an engineered self-supporting tailings retaining wall structure.

16.5.1	Equipment Selection Criteria – IPCC

The equipment selected for waste crushing, conveying and spreading was supplied by Sandvik Mining and Construction (SMC), who were contracted to develop the IPCC systems and procedures to ensure that a practical result was obtained.

The IPCC equipment selected is summarized in Table 16.4.
Table 16.4:    IPCC Equipment for Super Pit and Hybrid Pit

Equipment	Characteristics	Machine Type
Gyratory Crushers	10,500 tph @100MPa	Sandvik CG880 65x119in
Overland Pit Conveyor	21,000 tph; 2400 mm wide	Sandvik ST 4500
Track Shiftable Conveyor	21,000 tph; 2400 mm wide	Sandvik ST 2500
Spreaders	21,000 tph	Sandvik SP2000 50/50

The crusher throughput is a critical aspect of the IPCC system performance. Sandvik provided the following specifications for the system to ensure the requisite long term average throughput of 10,500 tph was achievable.

●	No more than 2 % of material over 150 Mpa rock strength

●	Rock fragmentation typical for copper mine waste blasting; max. fragment feed size 1200 mm.

●	Open Side Setting (OSS) at 280 mm to produce maximum fragment sizing +/- 500 mm

●	Conveyor widths of 2,400 mm to handle the maximum fragment size

The Super Pit and Hybrid open pit options were those evaluated for the IPCC solution and the main characteristics of each option are as follows:

16.5.1.1	Super Pit Option

The Super Pit option considers the use of two systems as described below. Each system comprises of two gyratory crushers feeding a single conveyor and spreader.

●
Semi-fixed ex-pit crushing  and conveying (EPCC) with two crushing stations, each containing two gyratory crushers installed as fixed units, delivering product to two waste stockpile locations (the North and West Stockpiles). Progressive relocation of the crushing stations into the pit to a fixed crushing platform (IPCC) as optimization of the mining schedule dictated.

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●	Development of the Tailing Storage Facility (TSF) dam using the North Stockpile crushing and conveying system and with an engineered dam face design developed by Knight Pièsold.

●
Throughput capacities of 10,500 tph for each gyratory crusher and 21,000 tph for each main conveyors and spreader system for a total operational capacity of 42,000 tph or +/-260 Mtpa for two systems with 4 crushers.

Figure 16.18 and Figure 16.19 show the layout of the resulting waste stockpiles and IPCC infrastructure at the end of construction (end of Year -1) and the end of the mine life respectively for the Super Pit.

Figure 16.18:    Super Pit Option – General Layout – end of Year -1

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Figure 16.19:    Super Pit Option – General Layout – end of Year 17

16.5.1.2	Hybrid Pit Option

The Hybrid option considers a single system consisting of two crushers, a single conveyor and a single spreader.

●	Ex-pit crushing station (with two gyratory crushers) and conveying to one waste stockpile (the West Waste Stockpile) with no relocation.

●	System capacity of 10,500 tph (gyratory crushers) and 21,000 tph (conveyors and spreaders) for a total operational capacity of 21,000 tph or +/-130 Mtpa.

For the Hybrid Pit, Figure 16.20 and Figure 16.21 show the comparative dump and EPCC infrastructure at the end of construction (Year -1) and the end of the open pit mining phase respectively.

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Figure 16.20:    Hybrid Option – General Layout – end of Year -1

Figure 16.21:    Hybrid Option – General Layout – end of Year 9

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16.6	Operating Time Definition

The work schedule, typical for high altiude operations in Chile, assumes production will operate 24 hours per day, 7 days per week, 365 days per year, and a total of 120 hours (5 days) each year will be lost due to adverse weather conditions. All continuous operations personnel will work a 1-week-in / 1-week-out rotation. Operations and mining personnel will work two 12 hour shifts.

Figure 16.22 summarizes the definitions used for equipment time allocation and calculation of the main operational indices.

Figure 16.22:    Operating time Definition

The categories used in the time model are defined as follows

Calendar Time:	The amount of hours in a calendar year. At 24 hours per day and 365 operating days per year, the total calendar hours per year are 8,760 hours.

Schedule Hours:	Calendar hours less annual non-scheduled work hours.

Available Hours:	Schedule Hours less the amount of downtime for the piece of equipment.

Downtime:	When the unit is not mechanically operable. This includes all planned and unplanned maintenance.

Availability:	The measure of downtime; it is expressed as Available Hours divided by Calendar Time.

Gross Operating	Available Hours less Standby. The effective operating hours (engine hours), which are used for costing purposes.

Standby:	When the unit is mechanically operable but is not manned or used (e.g., schedule loss, safety meetings, meals, breaks, blasting, shift change, weather outages, power outages, etc.).

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Net Operating	Gross Operating Hours less Delays. The net Operating Hours: These hours are used for determining fleet size requirements.

Delays:
When the unit is operable and manned, but is not involved in production (i.e., fuelling, positioning, daily service, crusher down, drill and loader moves, shovel, walking, face preparation, highwall scaling, personal breaks, delays for blasts, operator changes and waiting on shovel).

Table 16.5 provides an example of the time calculation for the major units of equipment based on the experience of NCL and that of similar operations to Caspiche.

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Table 16.5:    Time Usage Model Example – Mobile Equipment

CASPICHE OPERATING HOURS		Rope Shovel	FEL	Truck	Electric Drill
Availability
Calendar Hours	hours	8,760	8,760	8,760	8,760
Mtce Scheduled non-work time	hours	0	0	0	0
Snow Losses	hours	120	120	120	120
Other losses	hours	0	0	0	0
Industrial losses	hours	0	0	0	0
Scheduled Hours	hours	8,640	8,640	8,640	8,640
Daily Service	hours	183	183	183	183
Weekly Maintenance	hours	312	312	312	312
Other Maintenance Shutdown	hours	212	212	148	198
Scheduled Maintenance	hours	707	707	643	693
Scheduled Availability	%	91.8	91.8	92.6	92.0
Breakdowns as % of Scheduled	%	3.7	6.6	6.8	6.0
Breakdowns	hours	321	572	590	518
BUDGET Overall Availability	%	88.10	85.20	85.73	85.98
Available Hours	hours	7,612	7,361	7,407	7,429
Utilization
Shift duration	hours	12	12	12	12
Shift duration	mins	720	720	720	720
No of shifts/day		2	2	2	2
Shift startup + meeting	mins/shift	15	15	15	15
Travel to /from pit	mins/shift	5	5	5	5
Travel from pit	mins/shift	5	5	0	0
Truck operator changeout	mins/shift	1	1	1	1
Equipment Inspection	minutes	5	5	5	5
Meal break	minutes	60	60	60	60
Blasting delays	minutes	10	15	10	10
Fuel/Lubrication	minutes	5	20	25	5
Manoeuvre	% of shift	4.20	0.00	0.00	8.30
Manoeuvre	minutes	30	0	0	60
Fatigue + Safety Meeting Delays	minutes	5	5	5	5
Not required	minutes	0	25	0	16
Effective Operation/Shift	minutes	579	564	599	518
Equipment Utilization	(%)	80.4	78.3	83.2	72.0
Effective Operating Hours		Rope Shovel	FEL	Truck	Electric Drill
Annual Hours	hours	8,640	8,640	8,640	8,640
Equipment Availability	(%)	88.1	85.2	85.7	86.0
Possible Mine Operating Hours	(%)	100,0	100,0	100,0	100,0
Equipment Utilization	(%)	80.4	78.3	83.2	72.0
Effective Operating Hours	hours	6,120	5,764	6,163	5,349
SMU (Engine) Hrs / year		6,502	6,288	6,481	6,500

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Table 16.6 shows an equivalent Time Usage Model (TUM) developed for the North Dump IPCC System. In particular, the anticipated relocation losses for the IPCC system during Year 2 are included, and this was then taken into account when the overall availability was calculated (refer to the rows under CALENDAR HOURS).

Table 16.6:    Time Usage Model Example – IPCC System Equipment

IPCC Operating Hours		FIXED Crusher	Conveyors	Spreader	FIXED COMBO
Availability					
Calendar Hours	hours	**8.760**	**8.760**	**8.760**	**8.760**
Scheduled non-work time	hours	120	120	120	120
lorth Dump Spreader - SP01 Relocation Losses					0
TS Conveyor 1 - CV07 Relocation Losses	hours		0		0
TS Conveyor 1 - CV07 Extension Losses	hours		0		0
TS Conveyor 1 - CV07 Radial Shift Losses	hours		0		0
TS Conveyor 2 - CV10 Relocation Losses	hours		0		0
TS Conveyor 2 - CV10 Extension Losses	hours		1764		1764
TS Conveyor 2 - CV10 Radial Shift Losses	hours		0		0
Industrial losses	hours				
Scheduled Hours	hours	**8.640**	**6.876**	**8.640**	**6.876**
Daily Service	hours	0	0	0	0
Weekly Maintenance	hours	6	6	6	6
Annual Maintenance Shutdown	hours	240	168	168	240
Scheduled Maintenance	hours	552	480	480	662
Scheduled Availability	%	93,61	93,02	94,44	90,37
Breakdowns as % of Scheduled	%	4,00	2,00	2,00	
Breakdowns	hours	173	138	173	207
Overall Availability	%	91,61	91,02	92,44	87,35
Available Hours	hours	**7915**	**6258**	**7987**	**6006**
Shift Utilization					
Shift duration	hours	12,00	12,00	12,00	12,00
Shift duration	mins	720	720	720	720
No of shifts/day		2	2	2	2
Shift startup meeting	mins/shift	15	15	15	15
Travel to pit	mins/shift	5	5	5	5
Travel from pit	mins/shift	5	5	5	5
IPCC system start	mins/shift	0	0	0	0
Equipment Inspection	minutes	10	10	10	10
Meal break	minutes	45	45	45	45
Blasting delays	minutes	30,0	10,0	0,0	30,0
Fuel/Lubrication	minutes	5	5	5	5
Manoeuvre	% of shift	0,0	0,0	4,0	4,0
Manoeuvre	minutes	0	0	29	29
Fatigue or other Delays	minutes	5	5	5	5
Not required	minutes	0	0	0	0
Effective Operation/Shift	minutes	600	620	601	620
Shift Utilization	(%)	**83,3**	**86,1**	**83,5**	**86,1**
IPCC Operating Hours		**FIXED Crusher**	**Conveyors**	**Spreader**	**FIXED COMBO**
Effective Operating Hours					
Annual Hours	hours	8.640	6.876	8.640	6.876
Equipment Availability (Mech + Operational)	(%)	91,6	91,0	92,4	87,4
Equipment Utilization	(%)	83,3	86,1	83,5	86,1
Efficiency	(%)	100,0	100,0	100,0	100,0
Op Hrs	hours	**6.596**	**5.389**	**6.669**	**5.172**

Project No.: C-580 January, 2012	Page 242 - 378

In addition, where there were multiple components (crusher, multiple conveyors and spreader), then the total downtime was adjusted to allow for the interrelationship between the components. For example, it was not always possible to carry out opportunity maintenance on conveyors or a spreader when unscheduled downtime occurred on a crusher. So, whilst the downtimes are not cumulative, there is some increase in downtime over the individual component downtimes. This is basic binomial probability theory, but in order to project accurately it would be necessary to know the Mean Time Between Failures (MTBF) and Mean Time To Repair (MTTR) for each component so that a mathematical simulation could be made. However, for this level of study, existing mine operating availability data was used and a normal maintenance strategy incorporated so as to determine an acceptable factor.

For a simple system with two crushers (with separate sacrificial belts), one overland conveyor, two Track Shiftable Conveyors (TSC’s) and one spreader, a 1.25 multiplier on downtime over the highest component downtime (hours) was deemed acceptable, and this is shown on the “Breakdowns” line for the System availability below. For this particular system and year, it can be seen that the losses due to relocations were significant. Conservative estimates of the relocation downtimes were used as recommended by SMC, and these could be improved with operating experience.

Table 16.7 shows the relocation losses used in the study for the conveyor systems to the waste dumps.

Table 16.7:    Relocation Losses for the IPCC systems

Basis of System Relocation Downtimes
ITEM	Type	Hours	Description
Track Shiftable Conveyors	4” Deg Radial Shift of a Track Shiftable Conveyor	72	Calculation based on current best practice, D11 operating speed and Conveyor length.
	1st 100 m Extension using Casette	72	For every 200 m extension an allowance of 1 week (168 hours) is allowed for.
	2nd 100 m Extension Splicing and re-using Casette	96
	Spreader and Track Shiftable System Reloction	1,176	100 m Conveyor and Spreader relocated to new starting position.
Crushers	Gyratory Crusher Relocation	1,176	7 weeks Allowance using 660 t crane and trailer
	Hybrid Crusher Relocation	672	4 Weeks Allowance made for Crusher Relocation using 660 t Crane and trailer

Note that relocation of the entire spreading system (from one level of a stockpile to another) is required from time to time. These longer downtimes were scheduled into the production plan. The crushers were also relocated during the life of the project, and some 7 weeks was allowed for these relocations, assuming that all civil works for the new installations were planned, scheduled and completed ahead of the relocation. Accordingly, downtime was estimated as the time to dismantle and relocate the major equipment from the crusher station(s). Only one crusher was relocated in any calendar year.

Project No.: C-580 January, 2012	Page 243 - 378

16.7	Mine Equipment

Table 16.8 to Table 16.12 illustrate the open pit and underground mobile equipment fleet requirements by year through the mine life. These tables represent the equipment necessary to perform the following duties:

●	Mine and transport oxide, MacNeill and sulphide ore to the appropriate primary crushers or stockpiles.

●	Mine and transport waste material from the pit to the appropriate waste crusher(s) and subsequent conveying to the appropriate waste stockpile using conveyors and spreaders.

●	Maintain all the mine work areas, in-pit haul roads, and external haul roads; also maintain the waste stockpiles.

●	Ventilate and maintain the underground areas.

●	Re-handle the oxide and MacNeill ores (load, transport and auxiliary equipment) from the stockpile to the primary crusher.

Project No.: C-580 January, 2012	Page 244 - 378

Table 16.8:    Super Pit Option – Main Mobile Equipment Requirements

Main Equipment	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
Open Pit
FEL L-2350	1	1	2	3	4	4	3	3	4	4	3	4	3	4	3	2	1	1	1	1
Electric Rope Shovel 495HR	2	4	5	8	9	9	9	9	9	9	9	9	9	9	8	5	3	2	2	2
Haul Truck – Liebherr T282	18	25	30	52	64	60	63	64	61	64	61	57	64	60	62	48	36	32	33	35
Electric Drill – 310 mm	3	4	5	10	14	13	13	13	14	14	15	15	15	15	12	8	6	5	4	3
Diesel Drill – 250 mm	1	2	2	3	3	4	4	4	4	4	4	4	4	4	4	3	2	2	2	1
Support Drill	1	1	2	2	2	2	2	2	2	2	2	2	2	2	2	1	2	1	1	2
Bulldozer 1 Cat D10	3	4	5	6	7	7	6	6	7	7	6	7	7	6	5	3	2	2	2	2
Bulldozer 2 Cat D11	3	3	4	4	5	5	4	4	5	5	4	5	4	5	4	4	3	3	3	3
Wheeldozer 1Cat 834H	2	3	4	6	7	7	6	6	7	7	6	7	6	7	6	4	2	2	2	2
Wheeldozer 2 Cat 854H	1	1	2	2	3	3	2	2	3	3	2	3	2	3	2	2	1	1	1	1
Motorgrader 1 Cat 16M	4	4	4	4	4	4	5	5	4	4	4	4	4	4	5	6	6	6	6	5
Motorgrader 2 Cat 24M	2	2	1	1	1	1	2	2	2	2	2	1	2	1	2	2	2	2	2	2
Water Truck Cat 777F	1	1	1	2	2	2	3	3	3	3	3	2	3	2	3	3	2	3	3	3
Backhoe 5-8 yd3	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Fuel Truck 85 m3	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lube Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Support Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mobile Crane 200 t	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lowboy Truck 110 t	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Tire Handler Cat 988H	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lighting Plant 4x1000 W	8	12	16	26	32	32	31	31	33	33	33	34	33	34	29	19	14	11	10	9

Project No.: C-580 January, 2012	Page 245 - 378

Table 16.9:    Hybrid Option – Main Mobile Equipment Requirements – Open Pit

Main Equipment	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18
Open Pit
FEL 38 m3	1	1	2	2	2	2	2	2	2	2	2	1	2	2	2	1	1	1	1	1	1
Electric Rope Shovel 56 m3	2	3	4	5	5	5	5	5	5	3	2	2	0	0	0	0	0	0	0	0	0
Haul Truck 360 t	17	19	28	30	34	35	27	35	37	37	26	21	9	7	6	4	3	2	2	2	1
Electric Drill 250-311 mm	3	3	4	6	6	7	7	7	7	5	3	3	0	0	0	0	0	0	0	0	0
Diesel Drill 250-311 mm	1	1	2	2	2	2	2	2	2	2	1	1	0	0	0	0	0	0	0	0	0
Support Drill	1	1	1	2	2	2	1	1	1	1	1	1	0	0	0	0	0	0	0	0	0
Bulldozer 650 HP	3	3	4	4	5	4	4	3	3	2	2	2	0	0	0	0	0	0	0	0	0
Bulldozer 850 HP	3	3	3	4	4	4	4	4	4	3	3	3	1	1	1	1	1	1	1	1	1
Wheeldozer 550 HP	2	2	3	4	4	4	3	4	4	3	2	2	0	0	0	0	0	0	0	0	0
Wheeldozer 900 HP	1	1	1	2	2	2	2	2	2	1	1	1	1	1	1	1	1	1	1	1	1
Motorgrader 300 HP	4	3	4	4	4	4	3	4	4	4	4	2	2	1	1	1	1	1	1	1	1
Motorgrader 530 HP	2	2	2	2	2	2	2	2	2	2	2	2	0	0	0	0	0	0	0	0	0
Water Truck 85 m3	2	1	2	1	1	1	1	1	2	2	2	1	1	1	1	1	1	1	1	1	1
Backhoe 5-8 yd3	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0	0	0
Fuel Truck 85 m3	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lube Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Support Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mobile Crane 200 t	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0	0	0
Lowboy Truck 110 t	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0	0	0
Tire Handler	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Lighting Plant 4x1000 W	8	9	13	17	17	18	17	17	17	13	9	8	2	2	2	2	2	2	2	2	1

Project No.: C-580 January, 2012	Page 246 - 378

Table 16.10:     Hybrid Option – Main Equipment Requirements – Underground Mine

Main Equipment	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21
Underground Mine
LHD 10 yd3	1	4	7	10	14	18	21	21	21	21	18	13	8
Haul Truck 80 t	1	3	5	8	11	14	16	16	16	16	13	10	6
Secondary Reduction	1	1	2	2	3	4	5	5	5	5	4	3	2
Pick hammer	9	20	30	42	52	57	57	56	53	46	33	25	15
Explosives Loader	2	2	2	2	2	2	2	2	2	2	2	2	2
Services truck	2	3	4	5	6	7	7	7	7	7	6	5	4
Lifting Platform	3	3	3	3	3	3	3	3	3	3	3	3	3
Grader	3	3	3	3	3	3	3	3	3	3	3	3	3
Ambulance	2	2	2	2	2	2	2	2	2	2	2	2	2
Main Fans	2	2	2	4	6	6	6	6	6	6	6	4	2
Secondary Fans	13	31	48	65	82	89	89	89	83	72	50	37	22

In this study, the underground mine development is considered as being executed under contract, thus company owned equipment is required only from the start of underground production in year nine of the operation.

Project No.: C-580 January, 2012	Page 247 - 378

Table 16.11:    Full Underground Option – Main Equipment Requirements for the Open Pit

Main Equipment	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12
Open Pit
FEL 19m3	1	1	1	1	1	1	1	1	1	1	1	1	1
Hydraulic Shovel 29 m3	2	2	2	2	2	2	2	2	2	2	1	1	1
Haul Truck 185 t	14	13	12	13	16	12	15	16	15	12	9	10	9
Diesel Drill 250-311 mm	2	1	1	2	2	2	2	2	2	2	1	1	1
Support Drill	1	1	1	1	1	1	1	1	1	1	1	1	1
Bulldozer 650 HP	2	2	2	2	2	2	2	2	2	2	1	1	1
Wheeldozer 550 HP	2	2	2	2	2	2	2	2	2	2	1	1	1
Motorgrader 300 HP	2	2	2	2	2	2	2	2	2	2	2	2	2
Water Truck 85 m3	1	1	1	1	1	1	1	1	1	1	1	1	1
Backhoe 5-8 yd3	1	1	1	1	1	1	1	1	1	1	1	1	1
Fuel Truck 85 m3	1	1	1	1	1	1	1	1	1	1	1	1	1
Lube Truck	1	1	1	1	1	1	1	1	1	1	1	1	1
Support Truck	1	1	1	1	1	1	1	1	1	1	1	1	1
Mobile Crane 200 t	1	1	1	1	1	1	1	1	1	1	1	1	1
Lowboy Truck 110 t	1	1	1	1	1	1	1	1	1	1	1	1	1
Tire Handler	1	1	1	1	1	1	1	1	1	1	1	1	1
Lighting Plant 4x1000 W	6	5	5	6	6	6	6	6	6	6	4	4	4

Project No.: C-580 January, 2012	Page 248 - 378

Table 16.12:    Full Underground Option – Main Equipment Requirements for the Underground Mine

Main Equipment	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29	Y30	Y31	Y32	Y33
Underground Mine
LHD 10 yd3	2	7	11	16	23	26	28	30	34	30	24	24	24	25	24	18	16	16	15	15	15	6
Haul Truck 80 t	0	0	1	2	3	5	6	8	10	14	17	17	17	17	13	8	4	4	0	0	0	0
Secondary Reduction	1	2	3	4	5	6	6	6	7	7	5	5	5	6	6	5	4	4	3	3	3	2
Pick hammer	2	3	12	18	22	30	39	47	53	60	60	60	49	51	36	29	19	13	5	5	5	3
Explosives Loader	2	2	4	4	4	4	4	4	4	4	2	2	2	4	4	4	4	4	2	2	2	2
Services truck	2	3	5	6	8	9	9	10	11	11	8	8	8	10	9	7	7	7	4	4	4	3
Lifting Platform	3	3	6	6	6	6	6	6	6	6	3	3	3	6	6	6	6	6	3	3	3	3
Grader	2	2	5	5	5	5	5	5	5	5	3	3	3	6	6	6	6	6	3	3	3	3
Ambulance	2	2	4	4	4	4	4	4	4	4	2	2	2	4	4	4	4	4	2	2	2	2
Main Fans	2	2	2	4	4	4	4	6	6	6	6	6	6	6	6	4	4	4	2	2	2	2
Secondary Fans	17	33	57	73	78	86	96	104	110	89	63	63	51	61	54	48	42	37	29	29	24	10

Project No.: C-580 January, 2012	Page 249 - 378

16.7.1	Open Pit Mobile Equipment

The type and quantity of mining equipment to satisfy the mine production schedule requirements are presented in this section.

16.7.1.1	Equipment Selection Criteria

The equipment selected for the project was for a standard truck and shovel mining operation, using conventional drilling patterns and contractor, as well as regular equipment maintenance requirements.

Equipment selected for the mining operation is shown in Table 16.13.
Table 16.13:    Mining Equipment for the Super Pit and Hybrid Cases

Equipment	Characteristics	Machine Type
Drill	250-311 mm	PV 351 Atlas Copco, Diesel and Electric
FEL	38 m3	LT2350 - LeTourneau
Rope Shovel	56 m3	495 HR – Bucyrus
Haul Truck	360 t	T282C – Liebherr
Bulldozer	650 HP 850 HP	D10T – Caterpillar D11T - Caterpillar
Wheeldozer	550 HP 900 HP	834H – Caterpillar 854H - Caterpillar
Motorgrader	300 HP 530 HP	16M – Caterpillar 24 M - Caterpillar
Water Truck	85 m3	777 F – Caterpillar

The stand-alone heap leach pit equipment selection considered that the entire mine will be diesel operated. The equipment selected is summarized in Table 16.14.

Table 16.14:    Equipment Selection for the Stand Alone Heap Leach

Equipment	Characteristics	Machine Type
Drill FEL Hydraulic Shovel Haul Truck Bulldozer Wheeldozer Motorgrader Water Truck	10 5/8” to 12 ¼” 19 m3 29 m3 185 t 650 HP 550 HP 300 HP 85 m3	DMM-3 Atlas Copco WA 1200-Komatsu PC 5500-Komatsu 730 E-Komatsu D10T-Caterpillar 834H-Caterpillar 16M-Caterpillar 777 F-Caterpillar

Project No.: C-580 January, 2012	Page 250- 378

Supplier names and equipment types are provided for orientation purposes only.

16.7.1.2	Production Requirements

The major mine equipment was selected based on the production schedules described previously. Based on these schedules, 25 months of pre-stripping are required for the Super Pit and the Hybrid options; 17 years of production to extract the ore of the Super Pit, and 9 years of open pit operation, followed by rehandling operations from year 9 to year 18, for the Hybrid are required.

Work during the preproduction period will include preparing roads, bench openings and preproduction stripping. Total material mined during preproduction is 392 Mt and 375 Mt for the Super Pit and the Hybrid option respectively.

The heap leach open pit will operate for 12 years; with 8 months of pre-stripping required, mainly to fulfil construction requirements and avoid higher material movement for MacNeill extraction. Table 16.15 shows the amount of ore and waste that will be handled by the open pit mining equipment.

Table 16.15:    Open Pit Mine Production Summaries

Option	Mine Production									Plant
	Oxide Ore To Crusher	Oxide to Stockpile	MacNeill Ore To Crusher	MacNeill Ore to Stockpile	Sulphide Ore to Crusher	Sulphide Ore to Stockpile	Waste for Construction	Waste to Waste Stockpile	Total Rock From Mine	Oxide Ore Re-handle	MacNeill Ore Re-handle	Sulphide Ore Re-handle
	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)	(‘000 t)
Super Pit	90,178	33,732	54,287	23,976	885,164	4,000	71,980	3,322,942	4,486,259	33,732	23,976	4,000
Hybrid	99,684	24,226	39,953	29,598	296,700	120,533	72,814	822,705	1,506,214	24,226	29,598	120,533
Heap leach	101,817	9,834	69,333	4,357	242,439		18,229	132,562	427,780	9,834	4,357

16.7.1.3	Main Rock Characteristics

Table 16.16 illustrates the material characteristics used for equipment productivity calculations. The density values are based on the resource block model values for the various materials as tabulated from the mine production schedule.

Since high compaction is needed in the construction of the platform for the plant, a higher loose density has been considered. After considering swell factors, 2.0 t/m3 has been used to convert the required volume of waste material to tonnage.

Table 16.16:    Material Characteristics

	Oxide	MacNeill	Sulphide	Waste
Bulk Density (t/m3)	2.35	2.43	2.44	2.40
Material Handling Swell factor (%)	30	30	30	30
Moisture Content (%)	2	2	2	2

Project No.: C-580 January, 2012	Page 251 - 378

The material handling swell factor (in situ to loose tonnage) was estimated at 30%.

NCL assumed a moisture content of 2%. The density of wet loose material was used to calculate truck allowable payload limits.

All equipment production is reported in dry metric tonnes. This corresponds to the units of dry measurement contained in the computer model, the stated reserves and the mine material movements as summarized in Table 16.15.

16.7.1.4	Mobile Equipment Performance and Fleet Requirements

Data from vendors and other operating mines indicate that mechanical availability of the equipment decreases with hours worked, as shown in Table 16.17. An average mechanical availability based on the life of the fleet was assigned to replicate the availability for a fleet containing units of mixed ages.

Table 16.17    Equipment Life and Mechanical Availability

Equipment Life		Incremental Hours (000)
		0 - 5	5 - 10	10 - 15	15 - 20	20 - 25	25 - 30	30 - 35	35 - 40	40 - 45
Major Equipment	Eq. Life (Hrs)	Mechanical Availability (%)
Diesel Drill PV 351D 12-1/4"	75,000	87	85	83	81	81	81	81	81	81
Electric Drill PV 351E 12-1/4”	75,000	89	87	85	83	81	81	81	81	81
FEL 38 m3	50,000	92	90	88	86	84	84	84	84	84
FEL 19 m3	42,000	92	90	88	86	84	84	80	80	80
Hydraulic Shovel 22 m3	75,000	88	86	84	82	80	80	80	80	82
Rope Shovel 56 m3	100,000	90	89	88	87	86	85	84	84	84
Haul Truck 360 t	70,000	89	88	87	86	85	85	85	85	85
Haul Truck 185 t	70,000	89	88	87	86	85	85	85	85	85
Bulldozer	60,000	88	87	86	85	84	84	84	84	84
Wheeldozer	50,000	88	87	86	85	84	86	86	86	86
Motorgrader	60,000	87	86	85	84	84	84	84	84	84
Water Truck 85 m3	70,000	88	87	86	85	84	84	84	84	84

The performance of all drilling and loading units was calculated on the basis of operational indices and detailed estimates of the times involved in each activity. Truck performance estimates used variable distances per period and the type of material being hauled.

Equipment hours and number of units in the fleet were calculated using the estimated performance and the materials movement requirement per period.

Equipment required to haul ore from crusher to the pads was also included in calculations and then distributed to the process capital cost area.

Project No.: C-580 January, 2012	252

Drilling

The drilling equipment for ore and waste will consist of diesel units capable of drilling 12-1/4 in diameter holes.

To date no specific drilling and blasting study has been conducted for the Caspiche project; assumptions were made based on general characteristics of the rock at Caspiche and experience at similar types of operations. Three different rock groups were defined using the UCS characteristics as main parameter. Penetration rates were calculated using the Workman Method, a recognized formula designed in 1996 to estimate the penetration rates in a wide range of rock:

Where:

V           = Penetration rate

RF           = Rock factor, depends on SC

SC           = UCS = Uniaxial Compression Strength (MPa)

PD           = Drilling equipment pulldown = 145.7 kg/mm

RPM           = Drilling equipment revolutions per minute = 100

Table 16.18 presents the typical drilling parameters used for describing the drilling and blasting operations.

Table 16.18:    Drilling Parameters

Pattern code	UCS (MPa)	30-55		55-90		90-120		>120
Material		Ore	Waste	Ore	Waste	Ore	Waste	Ore	Waste
Drill diameter	mm	311.2	311.2	311.2	311.2	311.2	311.2	311.2	311.2
Bench height	m	15	15	15	15	15	15	15	15
Subdrill	m	1.5	1.5	1.5	1.5	1.5	1.5	1.5	1.5
Stemming	m	5.0	6.5	6.0	6.5	7.0	8.5	7.3	8.3
Burden	m	8.8	9.0	8.5	8.7	8.2	8.5	7.8	8.0
Spacing	m	10.5	11.0	9.5	10.7	9.4	9.5	9.0	9.5
Specific drilling	m3/m	84.0	90.0	73.4	84.6	70.1	73.4	63.8	69.1
Redrill		5	5	5	5	5	5	5	5
Penetration rate	m/h	48	48	33	33	26	26	19	19
BCM per hole	m3/hole	1,386	1,485	1,211	1,396	1,156	1,211	1,053	1,140
ANFO Consumption	g/t	221.6	182.5	220.6	182.2	219.0	179.8	222.3	183.0

Project No.: C-580 January, 2012	Page 253 - 378

Controlled drilling and blasting will be practiced along the final faces of the pits. An adjustment factor of 5 % was applied to account for re-drilling in ore and waste.

Annual production capacity was estimated for each type of drill and per each period of the mine plan. Typical estimated capacities per year for each one of the rock types are presented in Table 16.19.

Table 16.19:    Drilling Capacity per Year

UCS (MPa)	Ore	Waste
30-55	31,494	33,291
55-90	19,919	22,962
90-120	14,272	14,683
>120	9,601	10,394

The tonnage distribution for drilling according to the type of material was estimated for the life of mine and then divided by the yearly capacity.

Loading

Primary loading in the bulk material will be performed by 495 HR Bucyrus rope shovels with a 73 yd3 (56 m3) bucket, or similar unit. A LeTourneau frontend loader with a 50 yd3 (38 m3) bucket, or similar unit, will be used for secondary loading, rehandle and shovel support.

Loading for the heap leach stand-alone pit will be performed by Komatsu PC 5500 diesel-hydraulic shovels with a 38 yd3 (29 m3) bucket. The Komatsu WA-1200 with a 26 yd3 (20 m3) bucket will be used for secondary loading, rehandle and shovel support.

The productivities of the loading equipment were calculated with respect to the selected haul trucks and are shown in Table 16.20.

The tonnage distribution for loading, according to the type of material, was then allocated for the life of mine and divided by the yearly capacity for each period.

Project No.: C-580 January, 2012	Page 254 - 378

Table 16.20:    Shovel and Loader Productivity Calculations

Item	Unit	Rope Shovel	FEL
Bucket capacity	m3	56	38
Truck capacity	m3	268	268
Truck capacity	t	360	360
In-situ bulk density	t/ m3	2.45	2.45
Bulk factor		40	40
Loose density	t/ m3	1.75	1.75
Moisture ()		2	2
Fill factor		90.3	88.8
Effective bucket capacity	m3	50.6	33.7
Wet/loose density	t/ m3	1.78	1.78
Tonnes/pass	t	90.0	60.0
Theoretical passes (volume)	-	5.3	8.0
Theoretical passes (weight)	-	4.0	6.0
Actual passes	-	4	6
Truck load	m3	202	202
Truck load	t	360	360
Truck fill (volume)		75	75
Truck fill (weight)		100	100
Loader cycle time	sec	33.6	45
Loader spot time	sec	66	60
Load time per truck	sec	200.4	330
Maximum productivity	Trucks / adj. NOH	18.0	10,9
Maximum productivity	wmt / adj. NOH	6,467	3,926
Maximum productivity	wmt / GOH	5,387	3.271
Maximum productivity	dmt / GOH	5,279	3,205
Maximum productivity	wmt/a	32,464,856	19,148,939
Maximum productivity	wmt/d	88,945	52,463
Maximum productivity	dmt/a	31,815,559	18,765,960
Maximum productivity	dmt/d	87,166	51,414

Hauling

Using this information, the mine production plan, and haulage distances for each type of material were derived. Separate values were obtained for transport within and outside the pit (between the pit exit and the destination: primary or heap leach crusher, waste dumps or stockpile). The distances were split between ramp and horizontal transport. Average distances per year are shown in Figure 16.23 and Figure 16.24.

Project No.: C-580 January, 2012	Page 255 - 378

Figure 16.23:    Super Pit Option – Estimated Distances

Figure 16.24:    Hybrid Option – Estimated Distances

Truck speeds were determined using information from suppliers, adjusted by correction factors to allow for slower velocities on the benches and at the stockpiles. Speeds used for calculations are shown in Table 16.21.

Table 16.21:    Average Speeds (km/h) for Liebherr T282C and Komatsu 730 E

Tram	Liebherr T 282C	Komatsu 730E
Loaded Uphill	12.5	10
Loaded Flat	45	40
Loaded Downhill	27	20
Empty Uphill	27	15
Empty Flat	45	40
Empty Downhill	40	20

Project No.: C-580 January, 2012	Page 256 - 378

Truck performances are calculated for every loading unit and period of the production plan depending on the travel time (see Figure 16.25 to 16.27) and other fixed times of the cycle, including loading according to the equipment used, dumping and manoeuvring, amongst others.

Figure 16.25:    Super Pit Option – Travel Cycle Times for Each Origin-Destination

Figure 16.26:    Hybrid Option – Travel Cycle Times for Each Origin-Destination

Project No.: C-580 January, 2012	Page 257 - 378

Figure 16.27:    Heap Leach Stand Alone – Travel Cycle Times

An example of a truck performance calculation is presented in Table 16.22:

Table 16.22:    Haul Truck Loaded by Rope Shovel

	Ore	Waste
Truck Capacity (tonnes)	360	360
Bucket Capacity (m3)	56	56
Travel Time (min)	27	24.6
Loading time (min)	2.24	2.24
Dumping and spotting time (min)	2.5	2.0
Cycle Time (min)	32.4	28.9
Hourly instantaneous productivity (t/NOH)	667	749
Efficiency	85	85
Hourly productivity (t/op h)	567	636
Availability	85	85
Utilization	83.4	83.4
Hours/shift	12	12
Shifts/day	2	2
Yearly capacity (’000 t/yr)	3,522	3,952

The number of trucks required is obtained by dividing the annual hauled material by the corresponding transport capacity of a truck, represented by the distribution of the hauled material to the different loading units.

16.7.2	IPCC Open Pit Equipment

16.7.2.1	Equipment List –E & IPCC – Super Pit

Table 16.23  illustrates the E & IPCC equipment fleet for the Super Pit versus time.

Project No.: C-580 January, 2012	Page 258 - 378

Table 16.23:    Super Pit Option – IPCC Equipment Requirements

Equipment ID	Description	Avg Capacity tph	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18
CR03	Gyratory Crusher (CG880)	10.500	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CR04	Gyratory Crusher (CG880)	10.500	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
SCV-01C	Sacrificial Conveyor - Crusher 3	10.500	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
SCV-01D	Sacrificial Conveyor - Crusher 4	10.500	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CV-02B	In Pit Conveyor 2 - North Stockpile Feed	21.000	0	0	0	0	0	0	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CV-011B	Transfer Conveyor 2 - North Stockpile Feed	21.000	0	0	0	0	0	0	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CV-03B	External Pit Conveyor - North S’pile Feed	21.000	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0	0
CV-04	Overland Conveyor - North Stockpile Feed	21.000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CV-05	Overland Conveyor - North Stockpile Feed	21.000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CV-06	S’Pile Transfer Conveyor - North S’Pile Feed	21.000	1	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0
CV-07	Track Shiftable Conveyor - North S’Pile Feed	21.000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CV-010	Track Shiftable Conveyor - North S’Pile Feed	21.000	0	0	0	1	1	1	1	1	0	0	0	0	0	0	1	1	1	1	1	1
SP02	50/50 Spreader	21.000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
CR01	Gyratory Crusher (CG880)	10.500	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0
CR02	Gyratory Crusher (CG880)	10.500	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0
SCV-01A	Sacrificial Conveyor - Crusher 1	10.500	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0
SCV-01B	Sacrificial Conveyor - Crusher 2	10.500	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0
CV-02A	In Pit Conveyor 1 - West Stockpile Feed	21.000	0	0	0	0	0	0	0	0	0	1	1	1	1	1	0	0	0	0	0	0
CV-011A	Transfer Conveyor 1 - West Stockpile	21.000	0	0	0	0	0	0	0	0	0	1	1	1	1	1	0	0	0	0	0	0
CV-03A	External Pit Conveyor - West Stockpile Feed	21.000	0	0	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0	0	0
CV-08	Overland Conveyor - West Stockpile Feed	21.000	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0
CV-09	Track Shiftable Conveyor - West Dump	21.000	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0
SP01	50/50 Spreader	21.000	0	0	1	1	1	1	1	1	1	1	1	1	1	1	0	0	0	0	0	0

Project No.: C-580 January, 2012	Page 259 - 378

16.7.2.2	Equipment List – EPCC – Hybrid Pit

Table 16.24 illustrates the EPCC equipment fleet for the Hybrid Pit against time.

Table 16.24:    Hybrid Option – EPCC Equipment Requirements

Equipment ID	Description	Avg Capacity tpoh	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09
CR01	Gyratory Crusher (CG880)	10.500	1	1	1	1	1	1	1	1
CR02	Gyratory Crusher (CG880)	10.500			1	1	1	1	1	1	1	1	1
CV-03	External Pit Conveyor	21.000	1	1	1	1	1	1	1	1	1	1	1
CV-04	Overland Conveyor	21.000	1	1	1	1	1	1	1	1	1	1	1
CV-07	Initial Track Shiftable Conveyor (fill Modules 1-2)	21.000	1	1	1	1	1	1	1	1	1	1	1
CV-08	Track Shiftable Conveyor – (fill Module 3)	21.000							1	1	1	1	1
SP-01	50/50 Spreader	21.000	1	1	1	1	1	1	1	1	1	1	1
SCV-01	Sacrificial Conveyor - Crusher 1	10.500	1	1	1	1	1	1	1	1
SCV-02	Sacrificial Conveyor - Crusher 2	10.500			1	1	1	1	1	1	1	1	1

16.7.3	Support and Auxiliary Equipment Requirements

The support and ancillary equipment can be grouped broadly into two categories; the first is equipment used to support mining operations and the second to service and maintain the mining equipment fleet.

The major tasks to be completed by the equipment required to support the mining operation include the following:

●	Waste rock storage facility maintenance

●	Bench and road maintenance

●	Ditch preparation and maintenance

●	Drill pattern preparation / hole stemming

●	Stockpile loading and rehandling

●	General maintenance

●	Waste stripping and reclamation.

The number of auxiliary equipment units is determined as a function of the number of units in the main loading and hauling fleet, and the total rock movement in the pit. The relations that will be applied are:

●	One track dozer for each 2.5 loading equipment and waste stockpile operation

●	One wheel dozer for roads and cleaning around shovels

●	Motorgraders are estimated according to the hauling road maintenance required per year

Project No.: C-580 January, 2012	Page 260 - 378

●	Water trucks are estimated from the hauling roads in use per year.

As IPCC has been planned for use in the project, the number of each ancillary equipment type is lower than it would be for a normal trucking operation. The reasons for this are:

●	Lower kms of haul road in use for the project (less motorgraders and water truck requirements)

●	No trucks on stockpiles (less dozers required for maintenance of stockpile crests, less water truck requirements)

Against this reduction in “normal” ancillary equipment, the IPCC operation requires its own ancillary equipment fleet for assisting in relocations, cleanup, and associated maintenance work. Table 16.25 and Table 16.26 show the recommended fleet for the Super Pit and Hybrid options, together with the anticipated operating hours per year.

Project No.: C-580 January, 2012	Page 261 - 378

Table 16.25:    Super Pit Option – IPCC Ancillary Fleet

Additional Equipment	#	CAPEX	Hrs / Yr	USD$/hr	Operator Maintain	Total Cost $/hr	Annual OpCost USD
Transporter	0	$4.000.000	250	156,0	$6	$162	$-
220 t Hydraulic Mobile Crane	1	$1.250.000	1000	66,0	$6	$72	$72.000
6 tonne TLB	1	$150.000	1000	34,0	$6	$40	$40.000
1 x Bobcat	1	$40.000	700	36,0	$6	$42	$29.400
1 x IT Loader	0	$385.000	700	41	$6	$47	$-
Maintenance Trucks (with hiab crane for belt splicing/lifting)	1	$165.000	2000	31	$6	$37	$74.000
Conveyor Side Lifting Truck/Trailer	0	$280.000	1200	31	$6	$37	$-
Rock Breaker (35t excavator)	0	$320.000	700	28,0	$6	$34	$-
D11 Dozers for Re-locations	0	On Site	660	184,6	$6	$195	$-
D11 Dozer on dump with Spreader	2	On Site	3760	184,6	$6	$195	$1.463.543
Truck & Lowboy	1	On Site	250	60	$6	$35	$8.750
Belt reeler	0	$400.000	1000	28,0	$6	$34	$-
Cable reeler	0	$275.000	1000	28,0	$6	$34	$-
Light vehicles (supervisor, belt runners)	2	$90.000	1000	22,0	$6	$28	$56.000
Pipelayer Dozer (c/w rail lift head & counter weight)	1	$750.000	1000	81	$6	$87	$87.000
660 t Terex Crawler Crane	1	$4.666.667	250	150	$6	$156	$39.000
TOTAL		$7.201.667					$1.869.693

Table 16.26:    Hybrid Option – EPCC Ancillary Fleet

Additional Equipment	#	CAPEX	Hrs / Yr	USD$/hr	Operator Maintain	Total Cost $/hr	Annual OpCost USD
Transporter	0	$4.000.000	250	156,0	$6	$162	$-
220 t Hydraulic Mobile Crane	0	$1.250.000	1000	66,0	$6	$72	$-
6 tonne TLB	1	$150.000	1000	34,0	$6	$40	$40.000
1 x Bobcat	1	$40.000	700	36,0	$6	$42	$29.400
1 x IT Loader	0	$385.000	700	41	$6	$47	$-
Maintenance Trucks (with hiab Lcrane for belt splicing/lifting)	1	$165.000	2000	31	$6	$37	$74.000
Conveyor Side Lifting Truck/Trailer	0	$280.000	1200	31	$6	$37	$-
Rock Breaker (35t excavator)	0	$320.000	700	28,0	$6	$34	$-
D11 Dozers for Re-locations	0	On Site	660	184,6	$6	$195	$-
D11 Dozer on dump with Spreader	1	On Site	3760	184,6	$6	$195	$731.771
Truck & Lowboy	1	On Site	250	60	$6	$35	$8.750
Belt reeler	0	$400.000	1000	28,0	$6	$34	$-
Cable reeler	0	$275.000	1000	28,0	$6	$34	$-
Light vehicles (supervisor, belt runners)	2	$90.000	1000	22,0	$6	$28	$56.000
Pipelayer Dozer (c/w rail lift head & counter weight)L	1	$750.000	1000	81	$6	$87	$87.000
660 t Terex Crawler Crane	1	$4.666.667	250	150	$6	$156	$39.000
TOTAL		$5.951.667					$1.065.921

16.7.4	Underground Mine Equipment

The capital preparation and development requirements will be carried out by contractors.

The following parameters and criteria are those used in the mining equipment estimate:

Project No.: C-580 January, 2012	Page 262 - 378

16.7.4.1	Loading

LHDs with 10 yd3 bucket capacity have been selected. This equipment is able to work within the production drifts (4.0 mx3.6 m) loading and hauling the ore from the drawpoints to the crusher or to the ore passes.

Productivities for each of the defined production levels are presented in Table 16.2 and Table 16.27, respectively.

Table 16.27:    Hybrid Option – LHD Productivities

Production Level		UC 3400
	Unit	Qty
Grizzly	mxm	1.25x1.25
Bucket Capacity	yd3	10
Bucket Capacity	m3	7.65
Filling Factor		83
Loose density	t/m3	1.65
Effective bucket capacity	t	10.47
Velocities
- Loaded	km/h	3.68
- Empty	km/h	5.09
Average Distances	M	38
Loading Time	min	0.40
Dumping Time	min	0.12
Waiting for pickhammer	min	0.135
Hauling time-loaded	min	0.62
Hauling time-empty	min	0.45
Total Travel time	min	1.06
Cycle Time	min	1.72
Productivity	t/h	365.08
Effective time pershift	h	6.8
Productivity	t/shift	2,483
Daily Capacity	t/d	4,965

Project No.: C-580 January, 2012	Page 263 - 378

Table 16.28:    Full Underground Option – LHD Productivities

Production Level		3505	3655	3190
	Unit	Qty	Qty	Qty
Grizzly	mxm	1.25x1.25	1.25x1.25	1.25x1.25
Bucket Capacity	yd3	10	10	10
Bucket Capacity	m3	7.65	7.65	7.65
Filling Factor		83	83	83
Loose density	t/m3	1.65	1.65	1.65
Effective bucket capacity	t	10.47	10.47	10.47
Velocities
- Loaded	km/h	3.68	4.42	4.42
- Empty	km/h	5.09	6.10	6.10
Average Distances	m	44	161	146
Loading Time	min	0.40	0.40	0.40
Dumping Time	min	0.12	0.12	0.12
Waiting for pickhammer	min	0.0011
Hauling time-loaded	min	0.71	2.19	1.99
Hauling time-empty	min	0.52	1.59	1.44
Total Travel time	min	1.23	3.78	3.43
Cycle Time	min	1.75	4.30	3.95
Productivity	t/h	358.66	146.09	159.08
Effective time per shift	h	6.8	6.8	6.8
Productivity	t/shift	2,439	993	182
Daily Capacity	t/d	4,878	1,987	2,164

16.7.4.2	Hauling

Trucks selected for the Caspiche Full Underground mine are 80 t low profile units, similar to those currently used at El Teniente mine. Truck performance estimate is shown in Table 16.29\.

Project No.: C-580 January, 2012	Page 264 - 378

Table 16.29:    Truck Performance

	Unit	Qty
Body capacity	t	80
Filling Factor		90
Effective body capacity	t	72,00
Velocities
- Loaded	km/h	20
- Empty	km/h	20
Average Distances	m	700
Loading Time	min	1.50
Dumping Time	min	0.9
Waiting for pickhammer	min	0.1
Without assignation	min	0.60
Delays	min	0.5
Hauling time-loaded	min	2.10
Hauling time-empty	min	2.10
Total Travel time	min	4.20
Cycle Time	min	7.80
Productivity	t/h	554
Effective time pershift	h	6.0
Productivity	t/shift	3.323
Daily Capacity	t/d	6.646

16.7.4.3	Support and Auxiliary Equipment

Parameters used to estimate these equipment units are as follows:

●	Reduction Jumbo:0.2 units per LHD

●	Maintenance Equipment:0.2 units per LHD

●	Lifting Equipment:2 units per LHD

●	Drift Cleaning:2 units per LHD

16.8	Mine Personnel

Four areas will report to the Mine Superintendent:

●	Planning

●	Mine Operations

●	IPCC Operations

●	Maintenance

Each of these areas will have three different categories:

Project No.: C-580 January, 2012	Page 265 - 378

●	Technical Services: Personnel involved in the administration of the mine. Supervisors, dispatch and administration personnel are included into this group.

●	Operators: Personnel to operate the mining equipment, including support equipment.

●	Maintenance: Personnel for maintenance of the mine equipment.

The organization charts for the three options are shown in Figure 16.28 to Figure 16.30.

Table 16.30 to Table 16.33 summarize the expected mine personnel required for each option. The work schedule assumes production will operate 24 hours/day in two 12 hour shifts, for 7 days/week, 365 days/year. A 1-week-in / 1-week-out rotation will require a total of four crews on the payroll.

The personnel summary does not include senior management staff which is considered as part of the General and Administration (G&A) costs.

The open pit and underground mine personnel are listed separately.

Project No.: C-580 January, 2012	Page 266 - 378

Figure 16.28:    Super Pit Option – Mine Organization

Project No.: C-580 January, 2012	Page 267 - 378

Figure 16.29:    Hybrid Option – Mine Organization

Mine Superintendent
Mine UG Oper. Leader
Mine OP Oper. Leader
Planning UG-OP Leader
Maintenance UG-OP Leader
Shift UG Supervisor
UG Mine Eq. Operators
Production Leader
Stock Pile Control
UG Production Control
Services Leader
Services Ventilation
Secondary Brasting
Dispatch Leader
Dispatch Operators
Shift OP Supervisor
OP Mine Eq. Operators
EPCC Supervisors
EPCC Belt Operators
EPCC Crusher Operators
Training Leader
Trainers
Geologist
Sampling
Planning Engineers
Survey
Workshop Foreman
Workshop Mechanics
Shift Supervisor
Site Mine Eq. Mechanics
EPCC Mech. & Elect.
Planning Engineers
Planners

Project No.: C-580 January, 2012	Page 268 - 378

Figure 16.30:    Full Underground Option – Mine Organization

Table 16.30:    Super Pit Option – Mine Personnel

Personnel	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17
Open Pit
Technical services	56	56	59	65	70	70	70	70	70	70	70	70	70	70	70	70	69	63	49	40
Operators	208	262	312	456	546	551	558	558	558	558	562	562	562	557	509	433	304	291	287	274
Maintenance					408	412	418	418	418	418	422	422	422	419	382	319	218	207	203	103
IPCC	43	43	56	56	56	56	56	56	56	56	56	56	56	46	38	38	18	18	18	18
Total	307	361	427	577	1080	1089	1102	1102	1102	1102	1110	1110	1110	1092	999	860	609	579	557	435

Project No.: C-580 January, 2012	Page 269 - 378

Table 16.31:    Hybrid Option – Mine Personnel

Personnel	Y-03	Y-02	Y-01	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09
Open Pit
Technical services	56	56	59	65	70	70	70	70	70	70	70	5
Operators	206	217	279	313	332	340	340	331	336	301	237	206
Mechanics	0	0	0	0	239	246	246	240	242	214	162	138
EPCC	0	39	39	44	44	44	44	44	44	44	44	44
Subtotal	262	312	377	422	685	700	700	685	692	629	513	393
Underground Mine
Technical services												39
Operators												142
Mechanics												90
Subtotal	0	0	0	0	0	0	0	0	0	0	0	271
Total
Technical services	56	56	59	65	70	70	70	70	70	70	70	44
Operators	206	217	279	313	332	340	340	331	336	301	237	348
Mechanics	0	0	0	0	239	246	246	240	242	214	162	228
EPCC		39	39	44	44	44	44	44	44	44	44	44
Subtotal	262	312	377	422	685	700	700	685	692	629	513	393

Project No.: C-580 January, 2012	Page 270 - 378

Table 16.32:    Hybrid Option – Mine Personnel (Continuation)

Personnel	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21
Open Pit
Technical services	5	5	5	5	5	5	5	5	5
Operators	82	70	66	55	51	47	47	47	43
Mechanics	50	41	38	29	26	23	23	14	13
EPCC
Subtotal	137	116	109	89	82	75	75	66	61	0	0	0
Underground Mine
Technical services	39	51	51	51	51	51	51	51	51	51	51	51
Operators	191	221	262	328	374	410	410	410	410	360	294	222
Mechanics	158	226	302	378	434	458	454	442	414	330	258	162
Subtotal	388	498	615	757	859	919	915	903	875	741	603	435
Total
Technical services	44	56	56	56	56	56	56	56	56	51	51	51
Operators	273	291	328	383	425	457	457	457	453	360	294	222
Mechanics	208	267	340	407	460	481	477	456	427	330	258	162
EPCC	0	0	0	0	0	0	0	0	0	0	0	0
Subtotal	525	614	724	846	941	994	990	969	936	741	603	435

Table 16.33:    Full Underground Option – Mine Personnel

Personnel	Y01	Y02	Y03	Y04	Y05	Y06	Y07	Y08	Y09	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23
Underground Mine
Technical services	38	38	63	63	63	63	63	63	63	63	63	63	63	62	63	63	63	63	63	62	62	62	50
Operators	69	113	218	279	337	394	442	444	449	433	426	423	416	361	386	354	350	318	336	257	219	171	78
Maintenance	62	94	218	298	382	446	518	542	575	591	587	546	502	438	418	366	326	278	218	182	158	126	66
Total	169	245	499	640	782	903	1023	1049	1087	1087	1076	1032	981	861	867	783	739	659	617	501	439	359	194

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16.9	Benchmarking

Benchmarking of the main operational indices in the study was carried out against operating mines in Chile, Peru and Argentina. The compiled data corresponds mainly to 2010 (second semester) and the first semester of 2011.

Mines with the same type of equipment and where possible, at similar altitude were considered in the benchmark.

In addition to the results of the Super Pit option, the peer group operating costs were updated using current prices for fuel (1.00 US$/l) and power (150 US$/MWH), so the benchmarking can be fairly compared to the other mines. Mined material has also been included as reference.

Graphical results for total mine unit costs are shown in Figure 16.31:

Figure 16.31:    Mine Cost Benchmark

Average cost for the operating mines is 2.03 US$/t compared with the 1.30 US$/t included in this Study. The Caspiche trucking number was 1.53 US$/t and the additional reduction was achieved by use of In-pit Crushing and Conveying (IPCC) for all waste. The original number compares favourably with another large PFS in the region completed in 2010. Average cost for mines using larger equipment (73 yd3 rope shovels and trucks >300 t) is 2.14 US$/t. Average cost for mines operating above 2500 masl is 2.05 US$/t.

If current costs for power and fuel are included in the Caspiche estimate, the unit cost increases to 1.45 US$/t. Benefits of the in pit crusher for Caspiche are included in these results.

Comparison of the mine cost breakdown by unit operations is presented in Figure 16.32:

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Figure 16.32:    Mine Cost Benchmark (Unit Operations)

Hauling represents the most relevant operation unit of the Caspiche mine cost. Hauling cost for Caspiche project includes 0.60 US$/t for haul trucks and 0,18 US$/t for waste in pit crushing and conveying

A compilation of loading and hauling data for high altitude mines (>3000 masl) is presented in Figure 16.33. Actual operations and recent projects are compared with the Super Pit option results. The mines and projects are identified with their altitude.

Daily rock movement is also included as reference.

Figure 16.33:    Trucks and Shovel Fleet Benchmark

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The highest projected production per day corresponds to Caspiche.

New projects included in the comparison are planning to use trucks over 300 t capacity. Operating mines are moving to 360 t trucks. 73 yd3 rope shovels are widely used with all trucks over 300 t.

Figure 16.34:    Mine Movement and Hauling Distance Fleet Benchmark

For the Caspiche project, Figure 16.34 illustrates that Caspiche has the minimum truck requirements of the peer group evaluated. The Caspiche project has the lowest distance of those operations and projects considered in the benchmarking, it represents the benefits of the inclusion of the in- pit crusher and conveying system.

The loading capacity has been represented in Figure 16.35 as the daily production (tonnes per day) divided by the total installed loading capacity (yd3).

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Figure 16.35:    Loading Capacity Benchmark

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Caspiche capacity is over the average but still below several operating mines.

Figure 16.36 presents the hauling benchmark. Hauling capacity is expressed in tonnes per day-km divided by the installed truck capacity.

Figure 16.36:    Hauling Capacity Benchmark

The Caspiche operation estimates are similar to average truck usage and is within the overall range of operations.

Finally, Figure 16.37 illustrates the installed truck capacity against installed loading capacity.

Figure 16.37:    Hauling Capacity Benchmark

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The comparisons indicate Caspiche Super Pit option has used indices within the ranges of achievable results.

The Caspiche Super Pit option has been designed with the objective of being below world best practice but somewhat higher than standard Chilean productivities. Higher productivities of hauling and loading, a good pit design including in-pit crushing and conveying, and mine scheduling have been focused to achieve a higher efficiency, high productivity and low cost.

In summary, the average cost for the benchmark compared is 2.03 US$/t compared with 1.30 US$/t using the IPCC system. When fuel and energy prices are updated to the value used by operating mines, Caspiche is 29 % below the average unit cost. The reasons for this are

●	Natural variation between the operating sizes of the mines – Caspiche has very high daily material movement and hence lower fixed costs per tonne moved,

●
The use of In-pit Crushing and Conveying (IPCC) for some 75 % of all material movement at considerably lower unit cost, reducing the average truck haulage distance from 6.0 to 3,2 km and contributinh 0.34 US$/t to the 0.73 US$/t lower cost ,and

●	Productivity values which are in line with or lower than global standards.

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17.0	RECOVERY METHODS

Three options for sulphide ore exploitation have been studied to prefeasibility level. The metallurgical processes are similar for the three options, differing only in treatment capacity. The three options and their characteristics are as follows:

Super Pit Option:

●	Sulphide reserves for this alternative are 889 Mt ore with 0.24 % Cu, 0.58 g/t Au and 1.13 g/t Ag
●	Production rate: 150,000 t/d.

Hybrid Option:

●	Sulphide reserves for this alternative are 660 Mt ore with 0.26 % Cu, 0.63 g/t Au and 1.18 g/t Ag
●	Production rate: 95,000 t/d.

Full Underground Option:

●	Sulphide reserves for this alternative are 400 Mt ore with 0.30 % Cu, 0.69 g/t Au and 1.27 g/t Ag
●	Production rate: 90,000 t/d.

In addition to the above sulphide production the project also considers heap leaching of oxide material which is produced as part of the sulphide stripping process in the Super Pit and Hybrid options, as well as a gold rich, copper poor ‘hypogene’ material (MacNeill); both of which will also be processed as a stand alone project for the Full Underground option.

The reserves for the three heap leach options are shown in Table 17.1.

The economic analysis indicates that the Super Pit option is the preferred route to be developed to Feasibility study. As such particular attention should be made to the Super pit parameters discussed in this report.

Table 17.1:    Heap Leach Reserves

Material / Option	Super Pit	Hybrid	Full Underground
Oxide
Reserve (Mt)	124	124	112
Gold Headgrade (g/t)	0.38	0.38	0.39
Silver Headgrade (g/t)	1.62	1.62	1.57
MacNeill
Reserve (Mt)	78	70	74
Gold Headgrade (g/t)	0.51	0.50	0.55
Silver Headgrade (g/t)	1.05	1.05	1.12

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17.1	Sulphide Process Route

In designing the sulphide process plant a number of parameters were applied. These included current available equipment sizes, conventional industry practices and others as applicable. The use of these parameters ensured a process plant installation which was conventional and which used industry wide practices and equipment sizes.

The sulphide ore will be treated through a conventional concentrator plant consisting of primary crushing, semi-autogenous (SAG) and ball mills, rougher flotation, regrind and cleaner flotation circuit. All three options studied use a similar process, differing mainly in equipment size and quantity.

Figure 17.1, illustrates the general process diagram. Equipment for each of the three options varies and is described individually below.

For tailings disposal the Super Pit option considers a rock dam built from pit waste which is crushed, conveyed and spread as described in Items 16 and 18 of this report. The Hybrid and Full Underground options consider a cycloned sand tailings impoundment dam generated from plant tailings. For the Super Pit option the tailings thickener underflow discharges through a number of points into the tailings containment area without cycloning.

Due to the characteristics of the deposit mineralization, the Caspiche process flowsheet incorporates a number of considerations to maximize production and to ensure a saleable product, these include:

●	Treatment of the copper concentrates to eliminate arsenic
●	Leaching of the cleaner flotation tails to recover additional gold
●	Use of a SART plant to recover copper contained in the gold rich leachate and to recycle cyanide.

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Figure 17.1:    General Process Flow Diagram

17.1.1	Primary Crushing

A maximum capacity of 100,000 t/d per gyratory crusher was considered in the design criteria. The selected crushers operate with an open side setting (OSS) of 220 mm and assumes a maximum run of mine (ROM) feed size of 1200 mm from the open pit and 1,000 mm from underground mining. An effective utilization of 70 % for the Super Pit and Hybrid surface crushers and 75 % utilization for the Hybrid and Full Underground crushers with a common design factor of 1.15 was considered.

The Super Pit considers two 75,000 t/d gyratory primary crushers and the open pit stage of the Hybrid option one 95,000 t/d gyratory primary crusher.

The Full Underground option considers three undercut levels, feeding crushing stations as extraction advances. The upper and the third levels consider jaw crushers and the second level gyratory crushers. The crushers from the upper level are used later in the third level. The underground stage of the Hybrid option considers one undercut level feeding gyratory crushers. The Full Underground option initially considered using jaw crushers in the three levels of extraction, however, due to the intermediate level footprint size this type of equipment was unsuitable.

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17.1.2	Grinding

The effective utilization for the grinding and flotation plant is estimated at 92%. A design factor of 1.15 has been used for all equipment except for the grinding mills, where a factor of 1.0 was used.

Metallurgical tests indicate a low to medium rock hardness for grinding purposes; these tests formed the basis for a grinding circuit of P80 at 130 µm being selected.

Current industry experience is that the maximum capacity of one SAG mill and two ball mills is around 100,000 t/d, depending on the primary crusher product particle size distribution, the ore hardness and the final product size requirement. This was the basis of design for the Caspiche grinding circuit.

The Hybrid and Full Underground options consider one SAG mill and two ball mills. The Super Pit considers two identical, parallel grinding circuits of one SAG mill and two ball mills each circuit of 75,000 t/d capacity. The SAG mills will be in open circuit and consider a grate discharge arrangement whilst the ball mills are in closed circuit with hydrocyclone banks. All options consider a short trommel and pebble screen at the discharge of the SAG mills. A pebble crushing plant has been included, assuming a nominal 20 % pebble production rate with a maximum of 30 % for design purposes. Two cyclone clusters for each ball mill are considered. No stand-by cyclone feed pumps are considered; however, a complete spare pump would be ready for replacement.

17.1.3	Rougher Flotation

Rougher flotation is fed with pulp of 38 % solids content and the number and size of cells provide 45 minutes retention time. This high retention time maximizes copper and gold recovery into the rougher concentrates and is required due to the low copper and gold feed grades in the ore.

The Super Pit option considers three pairs of lines with eight 300 m3 flotation cells per line. The Hybrid and Full Underground options consider two pairs of lines with seven 300 m3 flotation cells per line. The rougher concentrate grade was estimated at 2.5 % Cu. Copper rougher recovery was estimated as 85%, 86 % and 88 % for the Super Pit, Hybrid and Full Underground options respectively.

17.1.4	Rougher Concentrate Regrind and cleaning flotation

One tower mill per two flotation lines is considered. Regrind cyclones are fed with the rougher concentrate. Discharge from the tower mill and scavenger concentrates are in closed circuit with a cyclone bank. Cyclone underflow feeds the tower mill and cyclone overflow feeds the first cleaning stage. Regrind circuit product P80 is 30 µm.

Regrind product plus second cleaner tailings feed the first cleaner flotation and the tailings are fed directly to the scavenger cleaner flotation. Ten minutes retention time has been considered for the first cleaner and thirty minutes for the scavenger circuit. Two cleaner and five scavenger flotation cells are considered, each of 300 m3. The cell size has been standardized as much as possible in order to reduce spares inventory. Two cleaner cells are common industry practice, however the cleaner / scavenger line has been designed with flexibility in mind and should it be required the configuration of cleaner / scavenger cells can be altered.

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The first cleaner concentrate grade has been estimated at 10 % copper with 90 % recovery and scavenger-cleaner concentrate grade at 2.5 % copper with 85 % recovery.

Second and third flotation cleaners are arranged in-line, using conventional 50 m3 flotation cells. The first cleaner concentrate plus the third cleaner tailings feeds the second cleaner and the second cleaner concentrate feeds counter-currently the third cleaner. Retention time is 5 min for secondary and 3 min for tertiary cleaning. Second cleaner concentrate copper grade has been estimated as 18 % for all options.

Global cleaner copper recovery has been estimated at 97.7 % for design purposes. Third cleaner concentrate is the final concentrate which contains approximately 25 % copper.

14.1.5	Final Concentrate Handling

The final concentrate, estimated to contain approximately 15 % solids, will be thickened to 60 - 63 % solids in a conventional thickener for subsequent pumping via a concentrate pipeline to the roaster plant. A second thickener at the discharge of the pipeline increases the feed to the filters to 70 - 72 % solids. A typical thickening rate of 0.4 m2/t/d was used to design the thickeners.

Concentrates are finally pressure filtered to 8 to 9 % moisture. A typical filtering rate of 500 kg/h/m2 is used. The filtered concentrate being fed to the partial atmosphere roaster to reduce arsenic content in the concentrate.

At the concentrator plant site a one day holding tank is included to regulate the feed to the concentrate pipeline (105 km pipeline for the Super Pit plant, or 98 km long for the Hybrid and Full Underground plants) The partial atmosphere roaster treatment plant will be located at an altitude of approximately 1200 m.a.s.l. and is close to road and other infrastructure. A one hour retention time holding tank is included between the roaster plant thickening and filtering stages. In the case of extended plant stoppage the pipeline discharge thickener will provide additional storage capacity for concentrates produced.

17.1.6	Final Concentrate Treatment

The final concentrate is calculated by testwork to contain average arsenic grade in the order of 2.5%. In order to produce commercially viable concentrate, arsenic content must be reduced to below 0.2%. Arsenic removal was considered using either Pressure Oxidation (POX) or a partial atmosphere roaster circuit. After economic evaluation the roaster option was selected.

Filtered concentrate is roasted in a partially reducing atmosphere to eliminate arsenic and produce a calcined concentrate and sulphuric acid. The arsenic is recovered as scorodite using ferric ion produced by magnetite acid leaching, and disposed of according to environmental regulations. Roasting is performed in a FluoSolids roaster, at around 650 °C and a controlled atmosphere to avoid the conversion of arsenic sulphides to arsenic oxides which would fix the arsenic to the copper compounds inside the roaster. Figure 17.2 illustrates the scorodite precipitation process schematic.

Figure 17.2:    Scorodite Precipitation Process Flow Diagram

The copper calcine is approximately 85 % of the original concentrate weight mainly due to the elimination of arsenic and part of the sulphur content. The calcine is cooled, moisture content increased to approximately 9%, then transported by trucks to the port. At the port the calcine will be discharged to a negative pressure enclosed storage facility, and loaded to ships on a scheduled basis by means of an enclosed conveyor and loader facility.

The gases containing arsenic sulphides and SO2 will be cooled to 370-400 °C and fed to an electrostatic precipitator (ESP). The recovered ESP dust to be blended with the calcine or sold.

The clean gases leaving the ESP will be wet washed before feeding the sulphuric acid plant. The arsenic trioxide will be precipitated and treated with ferric ions to produce scorodite. The scorodite will be disposed of according to environmental regulations in an impoundment area. In the sulphuric plant SO2 will be converted to SO3 to produce 98 % sulphuric acid.

17.2	Pyrite Treatment Facilities

Cleaner - Scavenger tails will be floated in a building next to the cleaner flotation building. Pyrite flotation concentrate to be thickened in a 42 m diameter steel thickener and then leached in an agitated carbon in leach (CIL) circuit while the pyrite flotation tailings join the rougher flotation tailings at the tailings launder. CIL slurry feed density is controlled at approximately 40 % solids.

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Gold laden carbon will be pumped to the cold desorption plant where it is transferred to the hot desorption plant. The desorbed solution reports to the SART plant to recover sodium cyanide and copper sulphide. At the hot desorption plant gold and silver will be removed from the carbon and the precious metal rich solution processed in an electro-winning and smelting plant to produce doré bullion. Stripped carbon reports to the carbon regeneration plant.

CIL tails report to two 42 m diameter thickeners and then a counter current decantation (CCD) circuit to neutralize cyanide and discharge the tailings slurry to a lined tailings impoundment area separate to the main tailings dam. Wash solution for the CCD circuit is provided from the scavenger flotation thickener. Figure 17.3 illustrates the pyrite treatment circuit.

Figure 17.3:    Pyrite Treatment Circuit Process Schematic

The electro-winning plant tails will also be fed to the SART plant which produces cyanide solution and copper sulphide, with gypsum as a waste product.

17.2.1	Flotation Tailings Handling

For the Super Pit option, the flotation tailings will be thickened to a semi-paste in high rate thickeners and discharged from a number of spigots set around the radius of the containment basin. This discharge philosophy maximizes tailings containment and will allow beaching of tailings thus minimizing water collection against the impoundment dam. The

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thickeners discharge is limited mainly by rheological characteristics and the ability to be pumped with centrifugal pumps. The design criteria considered 65 % solids discharge.

For the Hybrid and Full Underground options the tailings dam considers a conventional sand structure. The flotation tailings are thickened to 56 % in high capacity (high rate) thickeners, a typical thickening rate of 0.1035 m2/t/d has been considered. The tailings flow 8 km in a concrete launder, to the tailings impoundment area and are repulped to 50 % solids, with recycled water, pumped to classification cyclones producing separation ratio of 38/62, sands/slimes. Plant fresh water consumption is minimized by recirculating water from the tailings pond.

17.2.2	Cleaner Tailings Treatment

Gold recovery in the rougher concentrate has been estimated at approximately 80%; however, the final gold recovery will be approximately 60 % of the gold head grade; this is due to a rougher concentrate copper grade of around 2.5 % which requires a high concentration ratio in the cleaner stage to obtain a saleable final concentrate. This results in gold being left in the cleaner tailings. Additional leaching has been considered to maximize gold recovery.

Metallurgical tests show the possibility of recovering approximately half of the cleaner tails gold by cyanide leaching; however, the copper content in the tailings implies high cyanide consumption and a SART process has been included to recover the copper and regenerate the cyanide; as shown in Figure 17.4.

Figure 17.4:    SART Process Flow Diagram

The Sulphidation Acidification Recycling Thickening (SART) feed solution is the overflow of the counter current decantation circuit which treats the tailings of the CIL plant. This solution is mixed with sulphuric acid and sodium hydrosulphide and fed to a precipitation reactor. In this reactor copper sulphide is precipitated at pH 5 and dissolved hydrogen cyanide is generated. The precipitation reactor discharges by gravity into the precipitation thickener.  A

Project No.: C-580 January, 2012	Page 285 - 378

fraction of underflow is recirculated to the precipitation reactor to increase the volume and handleability of the copper sulphide. Another fraction of underflow is neutralized with sodium hydroxide at pH 12 and is contained in a holding tank prior to pumping to the concentrate plant. Treated barren solution, rich in free cyanide, reports to the neutralization stage where milk of lime is added to raise the pH to 11, the solution is then re-used in the CIL plant.

Neutralized barren solution flows by gravity to a second thickener. The gypsum thickener operates with underflow recirculation to increase the size and handleability of the gypsum precipitate. The portion of underflow not recirculated is pumped to the filtration stage. The gypsum filter cake produced is repulped adding fresh water, in order to minimize the cyanide content, and is then pumped to a stand alone tailing pond. The overflow from the gypsum thickener is the treated final product, which is recycled to a carbon in leach process.

17.3	Heap Leach Operations

The heap leach operations will firstly process the oxide ore removed from the initial levels of the open pit and thereafter a portion of the hypogene MacNeill ore. The oxide will be treated through a 26 Mt/y capacity two stage crushing plant, heap leach cyanidation and Adsorption Desorption and Recovery (ADR) Plant. Once all oxide ore has been processed and the heap leach pad has been sufficiently washed, an interlift liner and drain system will be placed on the pad and the MacNeill ore will be placed on top of this. The MacNeill ore will be processed through the same crusher circuit, however as the material is more competent than the oxide the throughput is estimated as being 12 Mt/yr. The oxide and MacNeill ore cannot be mixed on the heap leach pad as the MacNeill ore contains a certain level of copper and has different leach characteristics. As such any MacNeill ore mined during oxide leaching will be stockpiled and processed once all oxide has been exhausted.

The MacNeill ore has different leaching characteristics than the oxide. Testwork indicates that all recoverable gold will be leached within 30 days and thereafter only the copper content will be leached out, consuming excessive cyanide. As such the MacNeill process considers a leach cycle of 30 days only in a single 7.5 m lift. Once the leach period has been completed the lift will be covered with an interlift liner and the procedure repeated. This process was compared with the use of dynamic on / off pads and was deemed to be the most economically beneficial option. In addition to the shorter leach time a SART plant will be added to the PLS stream when the MacNeill ore is being processed to recover the maximum amount of cyanide, which will be reused in the leach solution and also to extract any copper in solution which may affect downstream operations and heap leach cyanide consumption.

A summary of the heap leach processes is decribed in the following sub-sections :

17.3.1	Oxide

17.3.1.1	Crushing

Mine trucks with ROM ore discharge to a bin pocket. A static grizzly traps rocks larger than 70 % of the jaw crusher opening, and the oversize is reduced with a rock breaker. The ore is classified to 150 mm in a vibratory grizzly, the oversize is fed to a jaw crusher with a closed side setting (CSS) of 125 mm. The grizzly undersize is combined to the crusher product and feeds the secondary screen.

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Secondary screen separation is 50 mm; the undersize is final product and the oversize feeds a standard cone secondary crusher with a CSS of 38 mm working in open circuit. The crushed product is transported to a truck load-out bin by a belt conveyor. Solid lime is added on the conveyor to control pH prior to leaching. The final crushed ore is transported to a valley heap leach by trucks and distributed by bulldozers and graders. Ten metre high lifts and forty metre high benches are considered.

17.3.1.2	Leaching

A valley fill cyanide heap leach is considered for gold recovery. The pad will be irrigated over each 10 metre lift using drippers at an irrigation rate of 10 L/h/m2. The nominal cycle is 80 days. Actual leach time is greater because up to four 40 m benches are considered and the cyanide solution will percolate through the whole pad prior to being collected and will continue to leach available gold during this period.

The gold rich solution or pregnant leach solution (PLS), is stored in a PLS pond then pumped to the ADR plant where gold is recovered via carbon adsorption. In the case of a power outage or other emergency, the PLS overflows to the barren solution pond and finally to a containment pond sized to contain eighteen hours of PLS production. The solution irrigation pumping systems will be connected to the emergency energy supply system to allow solution to be recirculated onto the pad during any power outage or downstream interruption in operations.

17.3.1.3	Adsorption, desorption, recovery (ADR) Plant.

The ADR plant considers a counter current carbon-in-column (CIC) circuit of five columns. These are constructed in series, allowing solution to flow using a cascade gravity system. The carbon is transferred periodically counter-current to the solution by means of a transfer pump. Loaded carbon is then transferred to the elution circuit and barren solution is returned to the barren solution pond for pad irrigation. The CIC circuit has a trash screen at the feed end to remove material which may interfere with the downstream process and a safety screen ahead of the barren solution transfer pump to ensure that no carbon is transported to the barren solution pond.

The loaded carbon is acid washed and desorbed. Both unit operations will be performed in the same stainless steel column. Acid wash requires approximately two hours using 3 % hydrochloric acid. This process removes any scale or calcareous build up on the carbon and ensures effective desorption of the gold on the carbon surface. The acid wash solution is neutralized and pumped to the barren solution tank. Gold is then dissolved from the loaded carbon using a strong caustic cyanide solution.

The gold bearing electrolyte is recirculated through an electrowinning circuit where the gold is either deposited on the electrowinning cell cathode or settles in the electrowinning cell as sludge. The gold is washed from the cathodes periodically and it and the gold bearing sludge in the bottom of the electrowinning cell is filtered and then smelted where bullion doré is produced as final product.

The stripped carbon obtained from desorption is reactivated in a rotary kiln every four cycles and returned to the adsorption columns with additional fresh carbon make up as required. The reactivation stage ensures volatile organics do not build up on the carbon and ensure that it retains its ability to adsorb gold from the PLS.

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17.3.2	MacNeill

The MacNeill ore is processed through the same heap leach as described in 17.2.1 and ADR circuit as the oxides but has the following changes to the circuit to that of the oxide process route.

The MacNeill ore is crushed through the same crushing circuit but at a throughput of 12 Mt per annum due to greater rock competency. As such the coarser MacNeill ROM ore requires two 250 hp jaw crushers. The primary crusher for the oxide ore treatment will be changed to a 250 hp jaw crusher and a second jaw crusher will be added. In the secondary crushing stage the existing MP1000 cone crusher will be modified to a MP1250 model, using the same crusher body but increasing motor power.

Stacking and irrigation are as per described in 17.2. Pregnant solution passes through a SART plant to remove copper and recover cyanide and thereafter treatment and doré production is as per the oxide one.

17.4	Layout Considerations and Design Basis

The heap leach process plant design has taken into consideration industry norms with regard to utilization and availability in areas of high altitude. The engineering design considers a factor of 1.15 in relevant areas.

The plant location was selected in order to reduce transportation cost to the leach pad over the mine operating life. The crushing plant was located considering trucks feeding the crusher station and leach pad should not haul uphill.

The crushing plant location was selected in order to minimize earthworks.

The plant platforms were also designed with material movement economy in mind, avoiding the use of a single platform for all the crushing and screening stages.

Ore is trucked from the crushed ore storage bin and dumped onto the pad for redistribution by a dozer. The location of the storage bin has been selected to minimize truck transportation costs. In the Super Pit and Hybrid options, oxide and MacNeill material is extracted at a higher rate than crusher capacity. The excess material will be stockpiled for crushing as mine stripping tapers off. The MacNeill stockpiled material will not be processed until all oxide material has been exhausted and oxide leaching has been completed.

The ADR plant is located near the solution ponds to reduce pumping power requirements, as well as to minimize material movement.

The containment pond was placed below the pad waste material base to collect overflow from PLS and barren solution ponds.

The diversion of all up stream superficial water is considered to protect the installations.

17.5	Manpower

The process plant operation will commence with heap leach. Plant operations and maintenance personnel will be recruited prior to operations start up to work in commissioning activities and be trained in plant operations. The heap leach will operate alone for two years then, until leachable ore is exhausted, will operate in parallel with the

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concentrator. Thereafter the concentrator will work alone until end of mine life. In the case of the Super Pit option labour requirements per year are summarized in Table 17.2.

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Table 17.2:    Manpower Distribution – Process Plant

SUPER PIT	Year
AREA	-3	-2	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17
Sulphide Process				250	250	250	250	250	250	250	250	250	250	250	250	250	250	250	250	250
Superintendent				3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Shift Foreman				8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8	8
Operator / Mechanic				239	239	239	239	239	239	239	239	239	239	239	239	239	239	239	239	239

Heap Leach Process		53	52	52	52	52	52	52	52	52	52	52	52	52	52	34
Superintendent		1	1	1	1	1	1	1	1	1	1	1	1	1	1	0
Shift Foreman		4	4	4	4	4	4	4	4	4	4	4	4	4	4	0
Operator / Mechanic		48	48	48	48	48	48	48	48	48	48	48	48	48	48	34

TOTAL LABOUR		53	52	302	302	302	302	302	302	302	302	302	302	302	302	284	250	250	250	250

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18.0	PROJECT INFRASTRUCTURE

As described in Items 13 and 17, the Caspiche project treats both gold rich oxidized and hypogene ore (MacNeill zone) and copper and gold rich sulphide ore. The oxide and MacNeill ore will be exploited by heap leaching and a CIC-ADR plant, this ore being mined out as part of the sulphide stripping and ongoing operations. The sulphides will be processed through a copper concentrator plant and roaster with a small SART plant to recover gold and silver from the scavenger flotation tailings.

Figure 18.1:    Map Plant Area (Source: Aker Solutions, 2011)

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18.1	Super Pit Mining Option

The Super Pit option considers a 150,000 t/d concentrator plant located some one and a half kilometres north of the pit edge. Figure 18.2 illustrates the site layout for this option.

Figure 18.2:    Super Pit Plot Plan (Source: NCL, 2011)

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18.1.1	Copper Concentrate Pipeline Facilities

From the copper concentrate thickener the thickened concentrate is pumped to a 10,000 m³ header tank and then pumped to the copper concentrate roasting facilities located some 105 km south-west of the concentrator plant.

The concentrate pipeline of 5” diameter is made from HDPE lined carbon steel. Three pumping stations are used to pump the concentrate to the roaster facility. The power for these pumping stations is taken from the 110 kV overhead line which runs from the concentrator main substation to the roaster installations.

The pipeline runs alongside the plant access road for the first 25 km, and is accessed by an inspection road for the remaining 80 km. The pipeline is buried throughout its whole length.

The copper concentrate is discharged into a 25 m diameter conventional thickener increasing the concentrate solids percentage to between 70 – 72%. The thickened concentrate is then fed to the pressure filters feed box. Two 80 m² horizontal plate pressure filters will feed the copper concentrate, with approximately 8 % moisture, to the concentrate roaster facilities.

18.1.2	Tailings Handling Facilities

The tailings are fed to three 81 m diameter high rate thickeners with gravity discharge. The thickened tailings flow in launders to the tailings storage facility (TSF).

Knight Pièsold carried out the initial design for the TSF retaining wall. The TSF dam wall has been designed to be an integral part of the waste stockpile stacked to the north of the open pit by the in-pit crushing and conveying system (IPCC).

The wall consists of a 50 m wide compacted strip constructed on the upstream face of the waste stockpile. This is prepared by pushing and re-profiling waste from the waste stockpile as it is being constructed. A further 5 m of compacted, engineered, graded waste covered with an HDPE liner to ensure impermeability and mechanical strength is then placed on the upstream side of the 50 m wide face. The tailings dam face construction will be by traditional means, i.e. trucks, graders, compactors.

The waste deposition and dam face construction schedule will be such that at no time is there less than 10 m plus freeboard and storm surge between the finished level of the tailings dam face and the level of tailings behind the dam.

The waste dump will provide the necessary reinforcement of the tailings dam face as over the life of the mine, approximately 1.7 billion tonnes of stacked waste material will be placed behind the compacted wall face.

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18.1.3	Waste and Stockpile Storage areas

The waste stockpiles will be constructed, as described in Item 16, by means of waste crushing and conveying system.

For the Super Pit option the waste crushing and handling circuit consists initially of a single system of two gyratory crushers, each crushing 10,500 tonnes per hour and feeding a single conveyor and spreader system. This system will convey waste to the north of the open pit and will form the basis for the TSF wall.

In later years, a second system will be added with the same production characteristics and this system will discharge waste to a waste stockpile to the west of the open pit. The final configuration is as shown in Figure 18.2.

The overall dimensions of the North waste stockpile (Figure 18.3 ) are 3.8 km in the north-east direction by 2.1 km in the north-west direction, covering a total area of approximate 700 ha. The total height is 450 m, from 3,730 m.a.s.l. to 4,180 m.a.s.l.

Figure 18.3:    Super Pit Option – North Waste Stockpile (Source: NCL, 2011)

The overall dimensions of the West waste stockpile (Figure 18.4) are 3.0 km in the north-west direction by 1.7 km in the north-east direction, covering a total area of approximate 700 ha. The total height is 423 m, from 3,805 m.a.s.l to 4,228 m.a.s.l.

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Figure 18.4:    Super Pit Option – West Waste Stockpile (Source: NCL, 2011)

The waste stockpile configuration was designed according to the parameters presented in Table 18.1.

Table 18.1:    Waste Stockpile Design Parameters

Item	OSA	Batter Angle	Max. Batter Height	Berm Width	Ramp Width @ 10%
	(º)	(º)	(m)	(m)	(m)
Waste stockpile	33	37	200	40	40

Table 18.2 summarizes the storage capacity of the waste stockpile, a swell factor of 30 % has been assumed, considering compaction of the material once dumped.

Table 18.2:    Waste Stockpile Storage Capacity

Stockpile	Volume (000's m3)	Tonnage (‘000)
North	982,251	1,768,052
West	863,828	1,554,890

The waste stockpile will include further safety berms as recommended by geotechnical evaluation. Further evaluation will be required as the project advances and additional geotechnical data is generated.

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The waste stockpile design meets the total requirement of 3.3 Bt of waste material scheduled in the mine production plan for the Super Pit option. Waste material has also been used to build the waste belt conveyor corridor and plant infrastructure. This material totals 72 Mt.

18.2	Hybrid Mining Option

The Hybrid Mining option considers a 95,000 t/d concentrator plant located approximately 7 km west of the pit edge (see Figure 18.5).

18.2.1	Copper Concentrate Pipeline Facilities

Concentrate pumping and handling is largely as per that described in section 18.1.1, however the concentrate pipeline in this case is 98 km long.

The pipeline runs alongside the plant access road for the first 18 km, and for the remaining 80 km alongside the main access road. The pipeline is buried for its whole length.

18.2.2	Tailings Handling Facilities

The density of the tailings is increased in three 65 m diameter high rate thickeners with gravity discharge.

The thickened tailings are conducted in launders to the tailings cyclone cluster for classification of sands and slimes, at the TSF site eight kilometres downstream of the concentrator. The dam wall will be made from tailings sands and the slimes will be deposited behind the dam.

Recovered water will be collected in a small tank and pumped to a recycle pond located near the concentrator.

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Figure 18.5:    Hybrid Option Plot Plan (Source: NCL, 2011)

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18.2.3	Waste and Stockpile Storage areas

In the case of the Hybrid option a single system of two gyratory crushers and a single conveying and spreading system with an overall capacity of 21,000 t/h is considered and discharges to the west waste stockpile. The final configuration of the waste stockpile is shown in Figure 18.5.

The overall dimensions of the waste stockpile are 2.5 km in the northwest direction by 1.3 km in the northeast direction, covering a total area of approximate 6 km². The total height is 400 m, from 3,855 m.a.s.l to 4,255 m.a.s.l.

Figure 18.6:    Hybrid Option - Waste Stockpile (Source: NCL, 2011)

The waste stockpile configuration was designed according to the same parameters considered for the Super Pit option.

Table 18.3 summarizes the storage capacity of the waste stockpile, a swell factor of 30 % has been assumed, considering compaction of the material once deposited.

Table 18.3:    Waste Stockpile Storage Capacity

Crest Elevation (m.a.s.l.)	Volume (000's m3)	Tonnage (‘000)
4,255	457,058	822,705

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The designed waste stockpile meets the total requirement of 820 Mt of waste material scheduled in the mine production plan for the open pit section of the Hybrid option. Waste material has also been used to build the waste belt conveyor corridor and plant infrastructure. This material totals 73 Mt.

18.3	Full Underground Mining Option

The Full Underground Mining option considers a 90,000 t/d concentrator plant located some seven kilometres west of the mine (see Figure 18.7).

18.3.1	Copper Concentrate Pipeline

The concentrate pipeline is the same as per the hybrid option described in 18.2.1.

18.3.2	Tailings Handling Facilities

The density of the tailings is increased in three 63 m diameter high rate thickeners with gravity discharge.

The thickened tailings disposal and water recovery will be performed as described for the Hybrid mining alternative in 18.2.2.

18.3.3	Waste and Stockpile Storage areas

The surface layout of the Full Underground option is shown in Figure 18.7. Underground subsidence projected to surface has been used to limit permanent infrastructure location. During the engineering and construction stages of the underground mine, the heap leach operation will be developed and the surface layout considers waste stockpile, leach pad and plant installations for the heap leach process.

One waste rock storage area north of the pit was designed to contain all of the waste material. The final configuration is shown in Figure 18.7. In this option, no waste crushing and conveying option was considered due to the relatively low volume of waste material produced. As such waste stockpile construction is by means of conventional truck, dozer and grader fleet.

The overall dimensions of the waste stockpile (Figure 18.8) are 1.2 km in the east-west direction by 0.7 km in the north-south direction, covering a total area of approximate 122.3 ha. The total height is 195 m, from 4180 m.a.s.l to 4375 m.a.s.l.

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Figure 18.7:    Underground Option Plot Plan (Source: NCL, 2011)

Project No.: C-580 January, 2012	Page 300 - 378

Figure 18.8:    Full Underground Option – Heap Leach Waste Stockpile (Source: NCL, 2011)

The waste stockpile configuration was designed according to the parameters presented in Table 18.4.

Table 18.4:    Waste Stockpile Design Parameters

Item	OSA	Batter Angle	Max. Batter Height	Berm Width	Ramp Width @ 10%
	(º)	(º)	(m)	(m)	(m)
Waste Stockpile	30	37	150	35	30

Table 18.5 summarizes the storage capacity of the waste stockpile, a swell factor of 30 % has been assumed, considering compaction of the material once dumped.

Table 18.5:    Heap Leach Waste Stockpile Storage Capacity

Crest Elevation (m.a.s.l.)	Volume (000's m3)	Tonnage (‘000)
4375	86,014	154,825

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18.4	Common Support Infrastructure

18.4.1	Fresh Water Facilities

There are two separate catchment areas considered for project fresh water supply, one at Cuenca 1 and the other at Punto Verde, both located approximately 150 km away from the plant (Figure 18.1). The design currently considers a single uptake point for each water source, this will be defined by further technical evaluation of the catchment characteristics. A pumping station with three operating pumps and one standby is considered for each well location.

Both stations pump water to a common point, and thereafter through a single pipeline with three boosting stations to the process plant. The waterline discharges to the fresh water pond located near the sulphide plant, which feeds the plant as well as the mine and heap leach facilities. Power for the fresh water pumping installations is supplied via a 110 kV overhead line connected to the concentrator main substation.

A 4 m wide maintenance road runs alongside the pipeline.

The pipeline routing was completed considering only topographic aspects. Land surveys, geomorphology and archaeological studies were not available and will be developed in the next engineering phases.

Exeter has to date not completed full environmental and technical evaluation of the water sources and is working with Schlumberger Water Services to expand the current test and monitoring program.

A consideration for the purchase of these water rights has been included within the Owners Costs.

18.4.2	Electrical Facilities

Electrical power for the plant will be drawn from Chile’s Central Interconnected System (Sistema Interconectado Central, SIC) through an overhead line with a double 220 kV circuit from the Cardones electrical substation, located some 20 km south of Copiapó and 120 km from the Caspiche Project main substation. It is envisaged that this power line will be constructed and operated by a contractor, i.e. Build, Own and Operate (BOO).

In later engineering stages, feeding the project from Substation Carrera Pinto should be studied. Carrera Pinto station is located 70 km northeast of Copiapó and 96 km from Caspiche site. This alternative could be a viable option once Castilla power plant starts operating because Cardones station is currently highly congested and there are several new mining projects under development in the area.

The project primary electrical system starts at two 220 kV circuit inlets from the SIC in the project main electrical substation. This substation has a 220 kV tension level and it includes two subsystems on its 220 kV busbar. The first subsystem includes a GIS substation (SF6 gas insulation) with four 60/80/100 MVA, 220/23 kV power transformers for 23 kV power distribution to the process plant. The other includes a 110 kV AIS substation (air insulated) with two 30/40 MVA, 220/110 kV power transformers for 110 kV power distribution to the off-site facilities through 110 kV overhead lines.

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The main substation also considers two 23 kV harmonics filters for harmonics control and power factor improvement; and an emergency generation station with 6 x 2,500 kW generators to back critical equipment up in case of a SIC failure.

Power will be distributed to the plant in medium voltage from the GIS 23 kV switchgear located in the project main substation through overhead lines and duct banks to the secondary substations. The secondary substation electrical rooms will distribute energy to the plant equipment in medium voltage (3.3 kV) and low voltage (400 V).

The fresh water supply and the concentrate pumping system and roasting plant are fed by 110 kV overhead lines of 114 km and 105 km.

The hybrid and full underground options have similar electrical facilities as those of the super pit but only require three 60/80/100 MVA 220/23 kV transformers. The 110 kV system will have two 20/26.6 MVA power transformers, 220/110 kV. Additionally the underground facilities will be powered through two 23 kV overhead lines that enter the mine through the main haulage tunnel. The underground facilities will consider local substations for underground equipment consumption.

18.4.3	Port Facilities

Concentrate trucks will be loaded at the roasting facilities and then will drive to the selected port location. Exeter has signed memoranda of understanding with port owners and is discussing alternatives with other port operators in order to secure the best option for concentrate shipment.

18.4.4	Operations Camp

The camp for Hybrid and Full Underground options will be typically of a prefabricated modular structure, located 5 km from the Concentrate plant and will have capacity for 2800 people. The camp for the Super Pit option will be located at the current location of the geology camp, some 13 km northwest (2,950 m.a.s.l.) from the mine site. The camp will have capacity for 2500 people in year zero and will increase by a further 800 people in the second year.

The size of the camp considers capacity for third party contractors that, according to the experience of other projects, may add 30 % to 40 % more people to the owners direct hire personnel.

18.4.5	Sewage Treatment

Sewage from the camp will be routed to a sewage treatment plant sized for effluent for 3300 employees.

Septic tanks will collect sewage from the administration office, security gatehouse and truck shop. The septic sludge will be pumped out and transported by truck to the treatment facilities.

18.4.6	Waste Management

Suitable areas will be designated for the storage of common household waste, produced over the life of the mining operations.

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A contract to haul solid waste from the site will need further review, to be completed at the next phase of engineering.

18.4.7	Laboratory Complex

The assay laboratory will be a modular building type structure fully fitted with laboratory equipment and services so as to reduce the cost of construction and installation. The structure will include a sample preparation room, fire assay, wet laboratory, instrumentation, lunch room, offices, restroom and electrical sections.

Bag houses, air handling units, cabinets and countertops, dust hoods, drying ovens, fume hoods and scrubbers will be part of the equipment.

The laboratory will provide the assaying requirements for the mine and process plant and provide metallurgical test work capability for approximately 45,000 samples per year.

18.4.8	Concentrator Maintenance Shop and Warehouse

A maintenance workshop will be located in the concentrator area. It will be subdivided into the following main sections: welding shop, mechanical shop, machine shop, electrical workshop, instrument shop / tool room and warehouse. It will have numerous offices for personnel, lunch room and rest/change rooms.

●	Welding Shop:
-	area of about 390 m2
-	The welding shop will be equipped with portable welding machines, work benches and means for storing gas cylinders.
-	Also provided will be a welding fumes extraction system.

●	Mechanical Shop:
-	area of about 140 m2
-	The mechanical shop will be furnished with several work benches and required equipment for normal maintenance activities.

●	Machine Shop:
-	area of about 140 m2
-	Machine tools for the machine shop will include a lathe, drill presses and a hydraulic press.

●	Electrical Workshop:
-	area of about 80 m2
-	Normal electrical testing equipment and work benches will be provided

●	Warehouse:
-	area of about 2,400 m2
-	A fenced area for additional storage will be located outside adjacent to the warehouse.

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The workshop areas will be served by a 10 t overhead traveling crane.

Utilities provided include electric power, portable water, compressed air and a sewage system.

18.4.9	Administration Building

The administration building will be a single storey building. The building will have offices for plant senior management and administrative and technical staff.

There will be offices for secretarial and accounting personnel. In addition, the building will have a reception area, a training room, a dining room with kitchen, a large conference hall, smaller meeting rooms, a library, male and female rest rooms and the typical office supply and equipment rooms.

The building will have a central air conditioning system and be equipped with swing windows. Utilities provided include electric power, potable water and a sewage system. Main telephone switchboard and network servers for the operation will be located in the administration building.

A parking lot for approximately 25 cars and a bus loading area will be located adjacent to the building. Additional parking will be provided with walking distance.

18.4.10	Truck Workshop

The mine truck workshop will be located north of the open pit. It will contain ten bays, each with two truck service stations, so that up to eighteen trucks can be serviced at any one time. Each bay will be 21 m wide, 21 m long and 21 m high. The bays will have vertically lifting doors at both ends. Exhaust fume extraction fans will be provided for each service station. Ventilators for space ventilation will be located on the roof of the building.

Overhead traveling cranes will be provided for maintenance purposes.

The truck workshop building will contain lay-down areas and storage rooms furnished with racks and containers for storage of spare parts. Offices for operating personnel, first aid room, lunch room as well as toilet, shower and change facilities will be located in a separate wing of the building.

A compressor supplying compressed air, complete with air receiver/storage vessels, will be housed in its own enclosure outside the truck workshop.

Located outside in a dedicated fenced enclosure will be facilities for:

●	Tire shops for tire storage and repair and a tire mounting machine.
●	Welding shops
●	Washing stations

The truck workshop building, outside storage facilities and work areas, parking and open space otherwise available for truck servicing will cover an area of approximately 240 m x 340 m.

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18.4.11	Bulk Fuel Storage

Diesel and gasoline fuelling stations will be located near the respective fuel storage tanks in the vicinity of the mine truck workshop. Mine haul trucks will be refuelled with diesel fuel in the mine by a refuelling truck.

The fuel storage tanks will be above ground and have berms to contain any spillage of fuel. Both diesel and gasoline fuel will be delivered to the process area by trucks and then pumped to the storage tanks.

18.4.12	Communications

18.4.12.1	Off-site Communications

Basic telephone service will be initially supplied via satellite communication. Cell phone communication for both voice and data will be developed to service the needs of the project during construction and operations. Telephone communication will include but not be limited to:

●	Site administration to Owner’s office in Santiago, Roaster facility office and Port office

●	Roaster Facility to a Owner’s office in Santiago, Site administration office and Port office

●	Port office to Owner’s office in Santiago, Roaster facility office and Site administration office

●	Internet will be accessible with connectivity to the intranet for the home office during construction and operation.

●	An emergency phone connected to the UPS in the control room will be provided on the satellite service.

18.4.12.2	On-site Communication

Permitting and licensing will be required by Caspiche Plant for two (2) wireless systems using portable radios.

●	One dedicated to the mining operation with base tower located at the concentrator administration building.
●	The second systems will be dedicated to concentrator, roaster facility and port facility with the base station located in each facility main control rooms.
●	The Operations Manager will have access to both systems at mining and concentrator
●	The Concentrator/Roaster/Port facility managers will have access to their own systems.

All facilities will have internal telephone systems connected to all buildings on sites.

Closed circuit television is to be installed at key areas for security monitoring and surveillance, such as approach to the security gatehouse, intersections of mine haul roads, entrances to mine administration building and conveyor gantries and electrowinning and gold room facilities. At least a 30-h record time will be saved in memory on safe storage media.

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19.0	Marketing Studies and Contracts

19.1	Introduction & Scope

Selmar International Services Ltda (Selmar) was commissioned by Sociedad Contractual Minera Eton Chile (“Eton”), Exeter Resource Corporation´s (“Exeter”) Chilean registered operating company, to provide key marketing assumptions for the Prefeasibility Study of the Caspiche Project in the Maricunga Belt, 3rd Region, Chile (“Project”). In undertaking this commission Selmar worked with its Vancouver, Canada associate - Neil S. Seldon & Associates Ltd (“NSA”). Selmar is a Chilean based company and part of Metallicarum International (MIL). MIL provide consulting advisory services and research focusing on the commercial aspects relative to mining and base and precious metal marketing, transportation and distribution, feasibility market studies, marketing audits, strategies, policy and price risk management. MIL commercial expertise is allied to a number of internationally recognized research groups in copper, lead, zinc and precious metals.

In preparing this report, Selmar has used the services of Alfonso Gonzalez, a copper market analyst, as a sub-consultant. Alfonso Gonzalez is based in Chile and provides consulting services with respect to market statistics for the copper industry on a subscription basis to private clients. Where applicable in this report certain tables and charts are attributed to Alfonso Gonzalez.

For this marketing assessment for the Caspiche project, assumptions are based on metallurgical data and reports provided by Exeter to Selmar with respect to the copper concentrate, sulphuric acid, doré metal and copper sulphide characteristics. Selmar’s commentary and outlook on concentrate marketability and related smelter charges, including treatment, refining, penalty details, payment timing, metal accountability, and other contract terms, are based on Selmar’s market knowledge and use of data available in the public domain. Selmar has not contacted any smelters specifically to discuss the marketability of the Caspiche calcine concentrates. As the project progresses through the next phase of the feasibility study, it is recommended that contact be made with smelters to discuss the acceptability of the proposed calcine from the Caspiche project and associated treatment and refining charges.

A high-level evaluation of the marketability of sulphuric acid by-product from the proposed roasting facility was completed with the assistance of a specialist sub-consultant retained by Selmar.

Selmar’s report is divided into various sections, in respect of which a summary of its main points is provided hereunder.

The Qualified Person responsible for the review of this item has confirmed that the analyses and results in the Selmar report support the assumptions of this Report.

19.2	Refined Copper Market

In forecasting refined copper supply demand market, one must recognize the risks of long-term projections, given the fact that projects have not been committed or are in the possible or probable stage or at an early stage of construction.

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Recent studies by banking and other research groups indicate that there are not enough projects in the pipeline to balance the copper market going forward assuming the projected demand growth.

In recent years, the timeline for mine development has become extended in the face of the need for more exhaustive environmental and social economic issues and for any major project a lead development time of 8 to 10 years is not unusual. In consequence, the estimate for the development of the expected projects at various stages in the pipeline has a reasonable degree of certainty and there is limited potential for supply surprises on the upside. On the other hand, the trend over the past decade has been the opposite with project delays being seen for a variety of reasons. At the beginning of the current decade, the expectation was that new mine development would add substantial supplies, but in practice this did not happen. Reasons included more focus on environmental and social economic issues, rising capital and operating costs, which pushed up the required copper price, as well as the world financial crisis in 2008-2009 which all contributed to the shortfall.

Secondary copper (scrap and recycling) demand is increasing; in China for example, where domestic consumption of products using copper has resulted in these products being replaced with alternative materials.

The following chart sourced from the Bank of America Merrill Lynch Commodity Research publication of 06 July 2011 serves to illustrate these points.

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Figure 19.1:     The Shortfall in Refined Copper Could Reach 6 Million Tonnes by 2020

In the longer run, strong copper demand growth prospects are based on the expected resource intensive of use in economies such as China, India and other developing countries. Demand is associated with investment in power distribution networks and other infrastructure development as countries industrialize and urbanize.

The implications are nothing short of profound. Projections for iron ore, aluminium and copper suggest that demand could double or even triple over the next 25 years.

A recent study by the Development Research Center under China’s State Council concluded that China’s industrialization stage will last into the 2020’s with potential GDP growth estimated to be in the 8 to 10 per cent range.

China today consumes about 40 % of the world’s refined copper, and it is expected to continue to grow and may rise to 52 % by 2022.

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Figure 19.2:    China is now the Dominant Metal Market Participant

19.3	Copper - the Longer Term Price

Reflecting the tight market situation, copper prices are currently in the range of $ 9,000 to 10,000 a tonne – about four times higher than the average level through the 1990’s and well above levels seen in recent years.

Prices could remain near current levels as long as production growth continues to under-perform against the underlying demand trend creating a need to ration supplies.

It does not make sense to forecast a single constant dollar price from today going forward. Given the uncertainty in the market place, Selmar suggests that Table 19.2 illustrates reasonable ranges to be expected for prices in dollars of the day until 2014 and then in constant 2011 dollars as prices move down from today's levels toward more sustainable long-term levels.

There is every indication that inflation will again become a factor.

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Table 19.1:     Outlook for the Copper Price

Year	$ of the day	$ of the day	$ of the day	$ of the day	$ of the day	Constant
	2011	2012	2013	2014	2015	Long-term
US$/tonne	9,000 / 9,750	9,000 / 11,000	8,000 / 10,000	7,000 / 9,000	6,000 / 8,000	5,500 / 6,500
US$/lb	4.08 / 4.42	4.08 / 4.99	3.08 / 4.54	3.17 / 4.08	2.72 / 3.08	2.50 / 2.95

19.4	Copper Concentrate Market Outlook

Global copper concentrate production in 2010 was 12.8 million tonnes of contained copper or about four fifths of total newly-mined copper production of 16.2 million tonnes.

The balance of 20 % newly-mined copper comes from SX-EW electrowon copper cathode and other copper-bearing by-products.

Concentrate supplies are expected to increase particularly between 2013 - 2018 as a result of new projects now in the advanced feasibility and development stage and announced expansions of operational mines. Among the largest projects underway or being considered are:

●	PPC’s Caserones project in Chile

●	Rio Tinto’s Oyu Tolgoi project in Mongolia

●	Codelco’s Ministro Hales project in Chile

●	Codelco’s Radomiro Tomic sulphide project in Chile

●	Goldcorp’s El Morro project in Chile

●	Barrick’s Cerro Casale project in Chile

●	Barrick’s Zaldivar sulphide project in Chile

●	Teck’s Quebrada Blanca sulphide in Chile

●	Quadra Mining’s Sierra Gorda project in Chile

●	Anglo’s Quellaveco project in Peru

●	Xstrata’s Antapaccay in Peru

●	Xstrata’s Las Bambas project in Peru

●	Chinalco’s Toromocho project in Peru

●	Minmetals Galeno project in Peru

●	Anglo’s Michiquillay project in Peru

●	Vale’s Salobo project in Brazil

●	Xstrata’s Frieda River in PNG

●	Xstrata’s Tampakan in the Philippines

●	MCC’s (China) Aynak project in Afghanistan

●	Kazakhmys’ Boschekul project in Kazakhstan

Project No.: C-580 January, 2012	Page 311 - 378

●	Xstrata’s (Yamana) Agua Rica project in Argentina

●	Anglo/Northern Dynasty’s Pebble project in Alaska, USA

●	Augusta’s Rosemont Ranch project in the USA

●	Teck/Novagold’s Galore Creek in Canada

●	Zambia concentrates projects

●	DRC concentrates projects

The largest increases in production from expansion projects over the next decade are expected to be from the following producers:

●	Anglo American’s Los Bronces mine in Chile

●	Xstrata/Anglo’s Collahuasi mine in Chile

●	BHP Billiton Escondida mine in Chile

●	Freeport’s Grasberg operation in Indonesia

●	Buena Vista (ex-Cananea) in Mexico

●	Olympic Dam in Australia

●	Codelco’s Andina mine in Chile.

Over the next ten years further increases in mine production and developments are expected in higher risk countries such as Pakistan, Kazakhstan, Afghanistan and the DRC.

The copper concentrate market has seen recent significant structural imbalances between mine production and smelting capacities, and by the middle of the decade if all new project and expansion plans are met there will be a surplus of concentrates. This in theory could last for several years, increasing smelter Treatment and Refining charges (TC/RC’s). Such increasing charges will also be the result of increased costs on the smelter side and it is evident that in China there is a move towards achieving more economic terms for the smelter. However, several times in recent years, China has attempted to "force" the smelting industry to work together to achieve this, but such attempts have not always lasted.

Imbalances between concentrate supply and demand are not unusual and are heavily influenced by different lead times to construct. For instance mines outside China and smelters in China, where the latter can be brought on line in three to four years whilst longer mine development lead time has been noted previously.

Custom smelter capacity is expected to grow significantly in the latter part of the decade to meet increased refined copper demand, particularly in China and India. More than fifty percent of global custom smelting capacity is expected will be located in China in 10 years time.

Domestic demand for copper in China and India as well as elsewhere in Asia is pointing towards new smelting capacity largely being built in these areas. The effect will be that smelter development is market driven to meet such domestic demand.

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19.5	Treatment and Refining Charges (TC/RC’s)

In Selmar’s view there should be no difference in smelter TC/RC terms applicable to calcine concentrates compared to standard copper sulphide concentrates. The main difference will be reflected in the penalty structure and the payment terms assuming it would take the smelters more time to consume / blend the calcine due to its physical and chemical characteristics.

Over the last two decades the penalty revenues associated with the treatment of arsenic did not justify the risk associated with developing such treatment or provide the incentive to invest in new technology. However, there are other aspects, including increased regulation not only on the smelter side, but also in the movement of residues and other by-products which are forcing the development of treatment technology. In addition, more attention has to be given to the requirements of various authorities and indigenous peoples to ensure their support.

From the perspective of smelter costs and revenues, the trend is now changing and more recently arsenic penalties have increased to US$3.00 per each 0.1 % As, while simultaneously the threshold for the application of penalties has been lowered from the "traditional" 0.2%. Application of penalties is now being seen at lower thresholds depending on the market. A new tier of significantly higher penalties for concentrates with arsenic levels above 0.5 % may be introduced, reflecting the gradual change necessary to justify operating costs and investment in arsenic reduction.

Table 19.2 illustrates long-term smelter charges, to be used as assumptions for PFS evaluation of Caspiche concentrates.

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Table 19.2:    Concentrates - Commercial Terms Assumptions

Payable Metals		Recommendation
Copper payable	(%) ( min. ded. 1unit)	96.5
Gold payable	(%)	97.5
Silver payable	(%) > 30 g/t	90.0

Commercial terms		Recommendation
Concentrate TC	( US$/dmt )	85.0
Copper RC	( US$/lb payable )	0.085
Copper PP	(%)	0%
Gold RC	( US$/oz payable )	6.0
Silver RC	( US$/oz payable )	0.50
Arsenic penalty	0.1- 0.5% / 0.1% As	3,0
Arsenic penalty	> 0.5% / 0.1% As	10,0
Antimony penalty	0.1- 0.3% / 0.1% Sb	4.0
Ocean Freight	( US$/dmt )	76.0
Notes It is often the case that where a percentage payment for payable metals is applied it is often subject to a minimum deduction. In the case of copper a 96.5 % payment is applied, for concentrates grading below 28.57 % Cu a further 1 % of concentrate grade is deducted.

It should be noted that delivery of concentrates is on the basis of CIF-FO (Cost, Insurance and Freight, Free Out) smelter ports. Therefore the mine must bear the cost of delivering the concentrates to the receiving smelter’s port, and the buyer is responsible for unloading the cargo and the cost thereof.

19.6	Marketability of Caspiche Sulphide Concentrates

Exeter reported in March 2011 positive results from Caspiche Project Sulphide test work. Indicating “the pilot plant recovered 75 kilograms of concentrate from approximately 10 metric tons of diamond drill core representative of Caspiche sulphide mineralization. The resulting concentrates assayed on average 23.5 % copper, 35 g/t gold, 75 g/t silver and 2.4 % arsenic”.

In Selmar’s opinion the arsenic content in these concentrates at 2.4 % is at a level where very few smelters, if any, would be prepared to accept any substantial quantity.

Test work has confirmed the successful application of both reduction roasting and pressure oxidation technologies to reduce or eliminate arsenic from the sulphide concentrates produced by flotation.

Reduction roasting was recently selected for Codelco’s new Ministro Hales copper mine in northern Chile. This mine is expected to come on stream late 2013 / early 2014. Selmar understands that Ministro Hales flotation concentrate prior to roasting would have an arsenic level similar or higher than that reported by Exeter for the Caspiche project.

Two suppliers of roaster technology, Outotec and Technip completed successful test work on the concentrates, reducing the arsenic content to less than 0.2%, while retaining sulphur content of 25%. Roasting did not result in copper or gold losses. The resulting roaster calcine met a specification that would be acceptable to 3rd party smelters.

Exeter has provided certain analysis detail for both the unroasted copper concentrates and for the calcined concentrates after partial roasting as shown in Table 19.3.

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Table 19.3:     Elemental Analysis of Calcine Test Products

Test	Temp.	Cu	Fe	S	Zn	As	Sb	SiO2	Al2O3
	(°C)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
113/10*		23.6	25.9	32.8	0.75	2.40	0.53	9.2	1.8
1	600	22.8	31.4	27.9	0.63	0.19	0.25	12.7	2.4
2	650	24.1	31.1	27.3	0.73	0.14	0.18	12.0	2.2
3	700	24.9	30.9	27.2	0.75	0.16	0.13	11.8	2.2
4	725	26.0	30.8	25.5	0.81	0.19	0.16	11.4	2.2
5	600	23.5	30.9	27.6	0.68	0.33	0.24	12.2	2.4
6	650	24.1	31.3	25.5	0.69	0.11	0.16	12.7	2.3
7	700	25.0	31.0	25.6	0.74	0.18	0.15	11.7	2.2
8	725	25.4	31.0	24.1	0.75	0.26	0.16	11.5	2.5

A residual sulphur level in the calcine of approximately 25 % should not be an issue for smelters, but this will depend on the individual smelter plant blend mix.

The key challenge when addressing the marketability of Caspiche sulphide concentrates is the availability of a sustainable long-term market for calcined concentrates, given that product quality issues, especially arsenic and antimony impurities, are a major concern for custom smelters world-wide in the current and medium term scenarios. This is an industry issue. The Caspiche project timing toward the end of the decade or early in the next has some advantage in that current projects at various stages of feasibility studies in the pipeline are also considering roaster technology or hydro-metallurgical treatment of arsenic-rich concentrates.

There is substantial ongoing research into hydro-metallurgical treatment of arsenic-rich concentrates, which could well become feasible in the timeframe of Caspiche Project development alleviating the increasing constraints of custom smelters.

In simple terms the ability of smelters to process arsenic bearing concentrates has decreased over the last several years due to a variety of factors including environmental and legislative controls as well as technical factors. It is therefore not just a question of saying that arsenic will be penalized over a certain level and looking at it purely as a cost, but in reality the question is whether or not higher arsenic bearing material can be placed under long term offtake agreements.

Significant additional tonnages of arsenic bearing concentrates from existing arsenic-rich mine expansions and new projects are expected to enter the market in the next 5 to 8 years. The largest increase of arsenic in concentrates is expected between 2011 and 2017 and is to come from new arsenic-rich projects and announced expansions of operational mines including Los Bronces, Mina Ministro Alejandro Hales, Collahuasi, Escondida, Los Pelambres, Grasberg, Batu Hijau, Oyu Tolgoi and Chelopech. Reportedly this could increase the global average arsenic content in copper concentrates from 0.16 % in 2010 to around 0.22 % on average by 2020, a 37 % increase, exacerbating custom smelters constraints and hence the need to adapt to this reality.

After partial roasting, the residual arsenic contained in Caspiche calcine concentrates, is likely to be at a level below 0.2%. Generally, smelters target a feed blend at sub 0.1 % As but based on the overall feed, some smelters have the ability to take concentrates with As values higher than 0.2 % As, providing it can be blended down.

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From a physical perspective, there may be some concern in the minds of offtake smelters in that a calcine at 0 % moisture would be inherently dusty and thus pose materials handling issues from both an environmental and plant hygiene perspective. Exeter has advised that the intent is to add water at the point of origin and it is expected that it will behave like normal concentrates and there would be a no need to pelletize. It should be noted that pelletized concentrates are not widely accepted by smelters and could pose feed issues to the reactors.

Without any discussion with smelters to ascertain the quantity that can be taken and the cost thereof, in Selmar’s opinion based on the calcine quality supplied by Exeter at about 26 % copper, 40 g/t gold, 90 g/t silver, 25 % sulphur, arsenic levels of less than 0.2 % and antimony levels of 0.25%, it should be feasible to find a sustainable long-term market for such concentrates. Nevertheless, securing long term smelter contracts for arsenic bearing concentrates is a challenge.

Based on Selmar’s involvement in the market the likelihood is that a greater number of sales contracts will be required for Caspiche calcine than would be the case for sulphide copper concentrates. While some smelters with precious metals refinery circuits might favour high gold and silver bearing concentrates, this is not true for all, particularly for most Chinese smelters at present.

Selmar recommends that once the PFS is complete, detailed project presentations should be made to smelters to ascertain and quantify potential interest.

19.7	Logistics Load Port Options

Four port options located in Atacama Region III were identified with potential capabilities for loading Caspiche calcine concentrate shipments in bulk.

For purposes of planning and assuming there is likely to be more than one discharge port, a freight rate of US$ 70 per wmt +/- 15 % in constant 2011 dollars is suggested for 10,000 tonne parcels of calcine concentrates.

19.8	Sulphuric Acid Market

The partial roasting facility would generate approximately 105,000 tonnes per year of by-product sulphuric acid. Potential start-up is 2018-2020 with a life of mine of 15 years. Given the continued structural deficit of sulphuric acid in Chile and the base and probable future scenarios for Chile and Peru, it should not be a major problem to find a market for Caspiche annual acid production, provided such acid quality is standard for copper leaching processes and without deleterious impurities.

Furthermore, the regional balance in the vicinity of Caspiche Project suggests that the region as a whole has a structural deficit of around half a million tonnes of acid per year. Further project developments may increase this deficit.

For purposes of planning and assuming there is a local market for acid production, a price in a range US$ 100 to US$ 150 in constant dollars per tonne basis delivered Mejillones Port is suggested.

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19.9	Doré Metal

This market is very competitive and in many cases payable metals approaches 100 % and there is not a great deal of variance in terms between refineries. This situation is expected to continue in the foreseeable future.

The long term gold price assumptions seen in the market recently for major projects are in the US$ 900 to US$1,200 per ounce range.

19.10	Copper Sulphide

Given that Cu2S precipitate is basically a chalcocite it should be relatively straightforward to smelt as compared to chalcopyrite concentrates.

Due to its high grade / value per tonne, Selmar does not recommend mixing it with the calcine concentrate as the copper value might be lost in sampling.

Considering the small volume of approximately 500 tonnes per year and expected copper content and from the SART plant, in Selmar’s opinion finding a smelter to buy the Caspiche Cu2S precipitate should not be a concern.

Marketing the production in big bags directly to a local smelter such as Enami should be pursued in first instance, but if this is not possible, then the alternative route would be to arrange containerized shipments to an overseas smelter

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20.0	Environmental Considerations

Exeter has completed a number of environmental campaigns to generate a suitable Environmental Baseline Study (EBS) to support a future project Environmental Impact Study (EIS) for the Caspiche Project. The main contractor used for the compilation of this EBS was IAL Ltda. (IAL) of Santiago, Chile. In July 2011, Exeter´s locally registered entity, SCM Eton contracted Arcadis Chile (Environmental Division) to carry out a GAP analysis of the developed Caspiche EBS. The objective of this analysis was firstly to confirm all legally required elements had been included and secondly to expand the EBS to include the potential footprints of the project options. Arcadis Chile has extensive national and international experience in development and management Base Line Studies (BLS) and environmental impact studies (EIS) for mining projects, with special expertise in the Region of Atacama where the Caspiche project is situated.

In the context of the Prefeasibility study specific environmental studies have been identified which are required for each of the options in evaluation. Table 20.1 summarizes the list of studies which must be completed to complement the existing baseline as part of the Environmental Impact Assessment (EIA) before the document can be submitted for review and approval by the appropriate Chilean authorities.

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Table 20.1:     Required Environmental Studies

Component	Activity Proposal
Hydrology
Continue monitoring of surface water, extending to the areas that have not been sampled, replacing points that have been dry during previous sampling periods, and adding, for the same purpose additional sampling points.

Hydrogeology
Develop further groundwater sampling, ideally in areas where potential recipients are located (eg. Collas summer encampments). The proposed sampling includes 5 points along the Aguas Blancas River valley.
Detailed Hydrogeology is required for dewatering programmes. (pit areas)

Geology
In order to define potential future Acid Rock drainage (ARD), analysis of the waste rock by ABA and humidity cell techniques is recommended. This test programme is currently underway and will be completed Q1 2012.

Air Quality	To sample air quality, specifically PM10. Monitoring is recommended at least three points (eg.: camp and receivers along the access road)
Archaeology	Once location of project facilities has been defined an intensive archaeological baseline of the area to be affected must be completed.
Anthropology	Once location of project facilities has been defined, an analysis of Convention No. 169 of the ILO (Sept. 2009) must be undertaken, which aims to present the project to the indigenous communities.
Biological Issues. (Flora, Fauna and Limnology)
Once location of project facilities has been defined an intensive flora and fauna baseline of the area to be affected must be completed. This will be completed in parallel with the water sample monitoring program. Two limnology campaigns are required during the next season.

Use of the Soil.	Once location of project facilities has been defined an intensive soil characterization and use of soil programme for the areas to be affected must be implemented.
Development of EIA
To present the EIA to the environmental assessment authorities, a document, completing a total of 9 chapters (within which is found the Environmental Baseline) must be prepared. Once the project facilities have been defined, the environmental studies required to complete the Environmental Baseline must be developed.

The EBS was designed to meet relevant local and international legislation, and contains:

●	Principal Environmental findings

●	Environmental and social issues of the project

●	Socio-economic potential impacts and closure, and

●	Abandonment stage.

The studies were completed over a continuous 12 month period between mid-2009 and mid-2010. A seasonal water monitoring campaign of the area continues as part of the ongoing surface water quality programme.

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A series of methodological steps were completed to fulfill the objectives and achieve the correct characterization of the environmental elements. This methodology complied with the relevant legal and environmental regulations currently in place in Chile.

20.1	Principal Environmental Baseline Findings

20.1.1	Physical Environment: Climatic Characterization

The mountain range of the Atacama Region, from a bioclimatic point of view is in a transition area ranging between two regimes; the first with rainfall during summer months (rainy plateau) and the second with winter rainfall and summer droughts. The general trend in the area is a desert influence with snow precipitation, and high evaporation.

Caspiche local conditions from the weather station installed at the camp, show an average temperature of 6.43 °C, with minimum average in July of -6.24 °C, and maximum average in March of 17.08 °C. Wind gusts average 3.85 m/s in a north-west direction, predominantly from the north. Maximum wind intensities were recorded in September/October, and minimum in the months of April, May, June and July.

Maximum annual rainfall recorded in this sector was 23.2 mm (registered in 2009). Approximately 50 % of rainfall is concentrated between May, June and July; the remaining 50 % in the months of January and February.

20.1.2	Physical Environment: Main Geomorphological Units

The basin is located between the southern sections of the foothills of Domeyko formation associated with Nevado Jotabeche with an elevation of 5,802 m.a.s.l., and the confluence of the Aguas Blancas River with Quebrada Seca, a distance of approximately 25 kilometres downstream of the Nevado Jotabeche and at an approximate elevation of 3,100 m.a.s.l. The Quebrada Aguas Blancas basin has a number of landforms associated with glacial and fluvial processes.

20.1.3	Physical Environment Soil, characterizations and applications

There are clear limitations on conditions of soil formation processes in the area. One of the key factors corresponds to the climate variable, which severely limits the accumulation of organic matter generated by the soil, so most of the forming processes have a geological formation, either by weathering or gelifraction.

Nonetheless, there are low and flat areas, where vegetation formations have been generated (meadows and wetlands), with azonal features that have allowed the development of some soils with organic characteristics.

Soil use at the regional level is characterized by low agricultural capacity, except for the cultivated valleys of the region. In terms of land use, the greatest potential of the region today corresponds to mining.

20.1.4	Physical Environment: Hydrology

The Project is located in the Aguas Blancas River System, which is a tributary of the Figueroa River at an altitude of 3,000 m.a.s.l. This sub-basin has a runoff orientation of SE – NW and drains an area of approximately 20,402 ha. The area affected directly by the project

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is located at the head of this sub-basin, specifically in a first order system called “Quebrada Yeguas Heladas.” Exeter has developed hydrochemical characterization and analysis of water quality in the project area on a seasonal basis from mid 2009, completing a total of 7 campaigns.

As it descends through the sub-basin, water quality progressively deteriorates. High values of sulphates, total iron, total copper and pH were recorded in the middle and lower sections of the basin. These parameters substantially exceed the permitted limits for environmental standards, especially those parameters such as sulphates and total iron, characteristic of sites where projects and mining processes could be located.

The majority of the water sampled has high turbidity values; a great deal of purification and other processes are required to meet the relevant standards for drinking water.

Analysis of pH identified two grades of waters. The first corresponds to those categories ranging from "4" to "6" (according to Nisbet and Verneaux 1970), the qualities of these varies from neutral to alkaline neutral. The second group exhibits the most extreme behaviour, either with a sharp acidity or alkalinity.

20.1.5	Biotic Environment: Flora and Vegetation

This area is inserted in a transition zone between the High Andean Steppe Region, Sub-region Mediterranean Andes, High Andean Steppe Formation of Doña Ana Mountain Range and the Desert Region, Sub-region Andean Desert, Formation of desert steppe of El Salvador (Gajardo, 1983 and 1994).

The highest proportion of vegetation within the study area corresponds to a tall thorny shrub (height steppe) of Adesmia hystrix (rod) with a vertical structure and density (coverage) that varies according to different physiographic positions; and an herbaceous perennial stratum of Stipa atacamensis (Grassland) and / or Cristaria andicola (Malvilla).

The study recorded 83 species of local flora, all of which are native. None of the species identified have known conservation problems. The sectors of water azonal vegetation (meadows and wetlands) must be considered because these ecosystems are relevant for local sustainability, wherein the biological diversity is quite restricted.

20.1.6	Biotic Environment: Fauna

In parallel with the Andean desert conditions, and low and sparse vegetation, the fauna present in the studied area is scarce. The current inventory of invertebrates and / or potentially present invertebrates in the area comprised a total of 51 species, 50 native and one introduced. The native species include two endemic species. Of these, there are two species of reptile, 40 birds (25 passerines and 15 non-passerines) and nine species of mammals (three carnivores, one artiodactyl, five rodents and lagomorphs), 35 species were observed directly in the field during the four campaigns.

Birds are the most diverse group with 40 species, followed by mammals with nine taxa. Despite the existence of bodies of water, amphibians were not observed, they are recorded in lower areas of the basin and not in the high mountains. Almost all species are distributed in various regions of the country and there are only two species of reptiles endemic to the Atacama Region, Liolaemus juanortizi, and Liolaemus rosenmanni.

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National regulations define two complementary means of defining protected species; the Regulations for Classification of Wildlife Species and the Hunting Law. None of the invertebrates recorded are cited by the Regulations for Classification of Wildlife; however according to the Hunting Law (SAG, 2008) the conservation status of species observed is as follows:

●	Reptiles: Liolaemus rosenmanni (Vulnerable) y Liolaemus juanortizi (Critically Endangered);

●	Birds: Tinamotis pentlandii (Endangered), Chloephaga melanoptera (Endangered), Vultur gryphus (Endangered), Attagis gayi (Vulnerable);

●
Mammals: Puma concolor (Critically Endangered, SAG 2008; Near Threatened, DS 151/2006 MINSEGPRES), Pseudalopex culpaeus y Pseudalopex griseus (Near Threatened), Lama guanicoe (Critically Endangered) y Lagidium viscacia (Critically Endangered).

Colonies of Ctenomys sp. are distributed over a wide area within the project area, including the sectors of exploration, access road, meadows, and Quebrada Yeguas Heladas, and are always associated with a low scrub thorn bushes (Adesmia echinus) and tussocky grass (Stipa atacamensis).

The project area is not mentioned in either the Red Book of Priority Sites for Conservation of Biodiversity in Chile, or among those highlighted by the National Biodiversity Strategy.

20.1.7	Description of Socioeconomics-Cultural Environment: Demography

The regional population concentration is largely urban, 83.9 % of the population in the area live in cities or towns with Copiapó and Vallenar holding the largest demographic weight.

Due to the specialization in activities related to mining and agriculture, the population is predominantly male, with a sex ratio higher than the national average 103.16 for the region, compared to 97.12 for the country; this situation is exacerbated in rural areas.

The district of Las Juntas, where the project is located has a population density of only 0.091 inhabitants per square kilometre which demonstrates how sparsely inhabited is the project area. Despite the small size of the population, its presence is important, as it is associated with the indigenous Colla communities who are dedicated to pastoral activities mainly through migration cycles.

In terms of productive activities, while at the regional level mining is the main contributor to regional GDP activity with 39%, in terms of labour demand it only accounts for 10%, the opposite to agriculture, which accounts for 19 % of jobs, for a contribution to regional GDP of only 10%.

20.1.8	Historical and Archaeological Heritage

Information sources indicated that the project area does not contain national monuments, zones of historic or special interest, national parks or other historical or archaeological heritage sites.

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20.1.9	Anthropology

Since the exploration activities of the Caspiche Project started, Exeter has developed a relationship with the neighbouring Colla Community at Jorquera River (CCJR) and its tributaries.

Guidelines have been established which define the project objectives, and the principles of coexistence and respect for the heritage and Colla indigenous culture. Exeter and the community have fixed goals to work together via formal documents and agreements. Technical groups meet with the participation of the National Corporation of Indigenous Development (CONADI) and representatives of CCJR to discuss issues such as the environment and others.

20.2	Summary of Main environmental and Social Issues for the Project

From the Environmental Baseline Studies completed to date, it is possible to conclude that the points of sensitivity of the project site area correspond to the following:

●
The data obtained from geological components, water quality and climate and weather indicate the possible generation of acidic water. This is mainly due to strong presence of sulphur in the composition of rocks of volcanic origin, in the Basin of Aguas Blancas River.

●
The results of the water analyses indicate a progressive deterioration of water quality as the water flows downstream to the sub-basin, highlighting elevated values of sulphates, total iron, total copper and pH. This is important as the project will be located in the upper basin.

●	The existence of threatened fauna in the area of influence of the project.

●
Flora and vegetation, are relevant to the functioning of ecosystems, especially those relating to water azonal vegetation (meadows and wetlands), the project execution plan must take measures to reduce the risks to these communities.

●
In landscape and scenic resource, the most important point is the current proposed Sendero de Chile route where the mine activities would have an impact on the area’s current visual quality with a resource loss or significant alteration of the landscape and / or touristic values. Mitigation or compensation measures in the future must be considered.

●	The eventual overload on the infrastructure systems of major urban centres is the most important issue with regard to equipment and infrastructure components.

●
Archaeological sites identified are unique evidence of past activities and correspond to national monuments, it is necessary first to avoid development of any type of work that can generate partial or total destruction of the sites and make all efforts to ensure their preservation.

●	The anthropological issue must take into account the existence of two camps that are used during the summer by some family groups of the Colla community. Although they

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are not permanently inhabited structures it should be considered that these areas are significant to the Colla lifestyle and their nomadic character. The same consideration should be given to the meadows and slopes that can be found along the gully of the Aguas Blancas River and are used throughout the year by the flocks and herds that community members keep in the gully.

20.3	Socio-economic Potential Impacts

Socioeconomic impacts linked to the Project are expressed in the first instance by the location of the area, which houses 15.2 % of the existing Colla people in the Atacama Region (Census 2002). In the area of direct influence of the project, the Colla Community located in the area of the Jorquera River and its tributaries are the main community impacted by the project. This community has a native-like organization covered by law 19.253 and is a legitimate interlocutor, and is the main population affected by the project.

The Colla community is spread over a large area of the foothills and mountainous uplands, and also has a presence in the urban areas of the region. The communities in the rural areas have a low population density, but own an area of 10,000 ha granted adjacent to seasonal water courses. Due to their nomadic culture, employment in the area changes with the season, from lowlands to highlands, in a cycle determined by the presence and absence of snow, and the growth of the vegetation.

Livestock farming is the main economic activity of the community, together with ancillary activities to support the local consumer base. This is reflected in each household that produces similar products for different purposes, in some cases there is a market for the product, while in the majority of cases the product is intended for family consumption. (TEPU 2001).

In the Colla Community of Jorquera River and its tributaries there is no rural school, resulting in migration to urban areas. Health infrastructure is represented by a primary care clinic providing a monthly round of medical and dental care.

Possible local impacts expected from the analysis of the foregoing against Article 8 of the Regulation of Environmental Assessment System:

●
Impact on meadows and wetlands of the area, and associated fauna, essential for economic and ancient-cultural development of the Colla people. This is due to the high pressure which mining projects such as Caspiche and others in the area would subject the territory to as they are developed and operated.

●
Increase in atmospheric emissions of suspended material produced by the activities of the mining process and vehicular traffic. This may eventually affect people in the immediate area (primary standard of air quality) as well as flora and fauna (Huasco secondary reference standard). This negative impact may be mitigated through the implementation of measures to control emissions.

●
Increase of traffic flow which could result in the death or injury of animals or members of the community. This can be mitigated by speed control and strict monitoring of internal driving rules and national regulations in force.

Project No.: C-580 January, 2012	Page 324- 378

●
Impact on the quality and quantity of water resources due to intensive use. Exeter provides sustainable exploitation of this resource through a secure flow of water approved by the competent authority. The water source to be used assures there is no significant impact on the current users.

●	Impact on winter and summer grazing areas that feed the animals as a product of high traffic of light and heavy vehicles, water use, and mining activity.

●
Impact on archaeological sites that could eventually be given the status of ancestral occupation of the territory. These sites may be affected by mining activity. To ensure that the archaeological history of the area will not be impacted by future mining infrastructure, the company should rescue materials to be impacted (Law 17.288; Ministry of Education (MINEDUC).

●
Impact on local economic activity. The loss of territory for the migration and grazing of livestock and possible impact of meadows and wetlands used for summer pasture and winter activities that serve for care and feeding of livestock will have a negative impact. Development of the project will generate a significant positive impact on employment levels and the local economy.

The conclusions reached are that all effects or impacts noted above and related to the different sections of Article 8 of the RSEIA1, imply a significant change in the livelihood and customs of the human groups inhabiting the territory.

20.4	Closure and Abandonment Stage

In Chile, there are clear and precise rules regarding the closure of mining facilities (Regulation on Mine Safety No. 72. section 5), which indicate the activities required to carry out the closure of a mining project. The following is a summary of the objectives of the Regulation, as well as the activities listed.

●	Ensure that the remaining facilities will not affect human health or degrade the environment.

●	Ensure maintenance of physical stability and that the areas affected by mining activities are in stable condition at the closure of the project.

●	Ensure the maintenance of stability associated with chemicals in the long term, in order to reduce effects on biological diversity and to avoid endangering public health and safety.

●	Ensure environmental components, both surface and underground are not affected as a result of the closure.

14 RSEIA Reglamento Sistema de Evaluación de Impacto Ambiental. Regulation of Systems of Environmental Assessment

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21.0	CAPITAL AND OPERATING COST

21.1	Capital Cost Estimate

21.1.1	Summary Capital Cost and estimate Basis

The following tables summarize the initial capital costs estimate for the project including the mine area capital costs for each of the three options evaluated.

Table 21.1:    Capital Cost Estimate Summary by Area – Super Pit

DESCRIPTION	TOTAL
General	310,991,493
Mine Area	945,227,824
Sulphides Crushing	233,945,088
Heap leach Crushing	22,932,573
Leaching	65,118,024
ADR Plant	15,015,238
Concentrator Plant	3,636,744
Grinding	512,352,497
Flotation	165,399,724
Concentrate Handling	144,545,247
Tailings Handling	27,093,364
Scavenger Tails Treatment	7,833,207
Concentrate Treatment	4,598,127
Concentrate Roasting	217,742,816
Sulphides Reagents	5,058,482
Heap leach Reagents	863,824
Infrastructure	10,364,849
Power Supply	117,647,977
Water Supply	291,839,852
Indirect Cost	870,184,179
Contingency	827,366,227
TOTAL	4,799,757,365

Project No.: C-580 January, 2012	Page 326 - 378

Table 21.2:    Capital Cost Estimate Summary by Area – Hybrid

DESCRIPTION	TOTAL
General	167,207,809
Mine Facilities	784,709,025
Sulphides Crushing	284,304,852
Heap leach Crushing	25,969,037
Leaching	79,624,297
ADR Plant	18,509,542
Grinding	330,897,182
Flotation	119,167,189
Concentrate Handling	76,089,518
Tailings Handling	56,024,383
Scavenger Tails Treatment	16,464,485
Concentrate Treatment	4,647,500
Concentrate Roasting	161,091,170
Sulphides Reagents	4,112,897
Heap leach Reagents	993,397
Infrastructure	18,477,528
Power Supply	127,587,453
Water Supply	286,637,310
Indirect Cost	745,112,334
Contingency	683,633,302
TOTAL	3,991,260,220

Project No.: C-580 January, 2012	Page 327 - 378

Table 21.3:    Capital Cost Estimate Summary by Area – Full Underground

DESCRIPTION	TOTAL
General	299,489,409
Mine Area	983,319,716
Sulphides Crushing	206,260,663
Heap leach Crushing	26,881,093
Leaching	106,222,008
ADR Plant	26,104,361
Concentrator Plant	15,419,112
Grinding	302,516,703
Flotation	132,616,797
Concentrate Handling	86,319,218
Tailings Handling	62,170,337
Scavenger Tails Treatment	10,947,026
Concentrate Treatment	2,746,447
Concentrate Roasting	150,762,230
Sulphides Reagents	1,100,888
Heap leach Reagents	1,151,384
Infrastructure	10,653,443
Power Supply	139,645,416
Water Supply	286,222,269
Indirect Cost	770,248,136
Contingency	721,515,343
TOTAL	4,342,658,613

This estimate is based on information developed during the Prefeasibility study (PFS) of the Caspiche Project.

The economic analysis completed in item 22.2 for each option indicated that the Super Pit is the preferred route to be developed to Feasibility Study. Attention should be made to the Super Pit option throughout this report.

Project No.: C-580 January, 2012	Page 328 - 378

21.1.1.1	The Scope of Estimate

Cost Scope
The estimate includes direct costs, provisions and contingencies.
The net cost includes process equipment; materials, construction equipment; contractor labour including contractor direct and indirect costs; overhead and utilities.
The project indirect costs include the engineering, procurement, and construction management (EPCM), phases Feasibility and Detail Engineering.

Estimating System	The Aker Solutions Estimating System (EST6) was used to calculate the capital costs.

21.1.1.2	Accuracy of the Estimate

The purpose of this estimate is to define the total cost of the project to verify its economic viability. The estimate, per Aker Solutions estimating procedures, is a Type 1 “Magnitude”, estimate with an accuracy of -15 % to + 20 % with a 90 % probability of occurrence. The Type 1 estimate is equivalent to The Association for the Advancement of Cost Engineering (AACE) Class 4 estimate.

The estimate costs are based on the following:

●	Critical Equipment List

●	Equipment budgetary quotations

●	Preliminary of physical material take-offs

●	Aker Solutions historical and current data

●	Cost information from construction contracts by Chilean contractors

21.1.1.3	Estimate Allowances

Table 21.4 indicates the percentages used for Growth Factor Allowances for each discipline.

The estimate includes growth factor allowances for the following:

●	Design Growth Factor: The design growth factor allowance accounts for increases in quantity growth due to continuing design development and refinement

●	Construction Growth Factor: The construction growth factor allowance covers additional quantities due to losses, damages, repairs, and modifications to material and equipment made during construction.

The growth factor allowances for design and construction are derived from Aker Solutions historical data and agreed upon by estimating, engineering and client input.

21.1.1.4	Miscellaneous Material Allowance

Miscellaneous material allowances are made for items needed to complete the project, but likely not included in the material take-offs. Miscellaneous material allowances appear as a line item in the direct material cost.

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21.1.1.5	Specific Item Allowance

The specific item allowance covers items required to finish the project, but lack definition or are in the preliminary stage of development.

21.1.1.6	Take-Offs and Pricing

Material take-offs (MTOs) were prepared by each responsible engineering discipline. The responsible discipline estimator reviewed and confirmed quantities supplied on the MTOs. Material take-offs by engineering are net quantities. Growth factor allowances were applied to labour, equipment usage, process equipment, and material costs by estimators in accordance with Table 21.4.

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Table 21.4:    Growth Factors – Cost Adjustments

	COMMODITY	UNIT	DESIGN ENGINEERING NET QUANTITY OF FOLLOWING ITEMS:	GROWTH FACTOR DESIGN	%	GROWTH FACTOR CONSTRUCTION	%	TOTAL
1a	Site, Earthworks, and General Improvements	m3	Platforms, Roads, Tunnels, and Dykes	Excavations not identified and miscellaneous items	15%	Double handling and Re-excavation due to on-site modifications	5%	20%
1b	Site, Earthworks, and General Improvements	m3	Fresh water pipeline and concentrate pipeline	Excavations not identified and miscellaneous items	30%	Double handling and Re-excavation due to on-site modifications	5%	35%
2	Concrete	m3	Equipment and Building Foundations, Slabs on Grades, Elevated Slabs, Walls and Columns	Miscellaneous concrete	10%	Pour losses, broken concrete, and repairs	5%	15%
3	Structural Steel	T	Light, Medium and Heavy Structural Steel	Structural steel not identified.	10%	Repairs and modifications	5%	15%
4	Buildings / Architectural	m2	Building Finishes	Items not identified	10%	Installation losses and damages	5%	15%
5a	Process Equipment	EA	Conveyors, Pumps, etc.	Equipment quantity changes	3%	Field modifications	1%	4%
5b	Electrical Equipment	EA	MCCs, Switchgear, Transformers, etc	Equipment quantity changes	10%	Field modifications	2%	12%
5c	Chutes, Bins, Launders, Tanks, and Plate works	EA	Metal and plate work associated with process equipment	Capacity design refinements	25%	Field modifications	15%	40%
6a	Electrical	m	Cable Trays, Conduits, Cable, etc.	Routing changes and miscellaneous	20%	Field run changes, installation losses, and damages	9%	29%
6b	Electrical	m	High voltage overhead line	Routing changes and miscellaneous	10%	Field run changes, installation losses, and damages	5%	15%
7	Instrumentation	m	Instruments, Stands, Tubing, etc.	Routing changes	NA	Field run changes, installation losses, and damages	NA	NA
8a	Piping	m	Piping and Fittings	Routing changes	10%	Field run changes, installation losses, and damages	5%	15%
8b	Valves	EA	All Valves	Piping design changes	10%	Field Run changes, installation losses, and damages	4%	14%

21.1.1.7	Process Equipment and Material Prices

Equipment and material prices used in this estimate was based on vendor budgetary quotes or Aker Solutions database of recent equivalent projects.

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21.1.1.8	Site, Earthwork, and General Improvements

The site earthwork, and general improvements take-offs were based on the preliminary civil sketches. Material take-offs were prepared by Aker Solutions civil engineers industry standard software (In Road) and spreadsheets. In general, the areas requiring mass earthworks will be mass excavated and then back-filled with suitable fill. The estimate also assumes that suitable fill material will be found on site and used for common and structural backfill.

In the case of the stand alone heap leach pad design for the full underground option, insufficient borrow material for pad construction will be produced in the open pit, as such the estimate assumes that a suitable borrow pit is available and that the shortfall of approximately 8 million tonnes of required material is sourced from this borrow pit. The capital estimate includes the additional cost for the extraction and placing of this borrow pit material.

●	Pricing

Unit prices are based on labour, material, and subcontract costs from construction contracts of similar projects. If pricing information from construction contracts was not available, Aker Solutions in-house cost database was used.

●	Concrete

Concrete quantities were determined from preliminary material take-offs prepared from preliminary concrete works sketches by Aker Solutions civil engineers.

21.1.1.9	Steel

●	Take-Off

Structural steel take-offs were obtained from the preliminary structural steel drawings. The take-offs were developed either with Aker Solutions corporate software or manual take-offs by Aker Solutions structural engineers. The structural steel take-offs categorizes structural steel by the following weight classifications: Extra Heavy, Heavy, Medium and Light. Steel structures items such as grating, handrails, and stairs, etc. are identified separately.

It is assumed that all steel is sourced locally although there may be further benefits in sourcing structural and other required steel and platework from China. This should be evaluated in the next phase of project development.

●	Building / Architectural

Aker Solutions engineers prepared take-offs for roofing and sidings of site buildings. Doors, gates, and finishing for the buildings are factored. All other miscellaneous buildings are priced on a dollar per square metre basis using Aker Solutions historical data.

21.1.1.10	Process Equipment

The capital estimate includes deferred capital for process equipment which will be required when the MacNeill material is placed on the heap leach pad. This includes crusher circuit modifications and a SART plant for copper recovery and cyanide regeneration. Further deferred capital is included for IPCC plant and equipment for the super pit and hybrid options and purchase of gyratory crushers for the underground option.

Project No.: C-580 January, 2012	Page 332 - 378

●	Pricing

Aker Solutions has received budgetary quotations for approximately 40 % of the process equipment for the Caspiche Project. Process equipment pricing is based on budgetary quotations and includes the addition of engineering development and growth factor allowances. Pricing for the remaining process equipment is from in-house databases.

●	Installation

Equipment installation costs are based on Aker Solutions’ in-house data for the region. The process equipment erection data was obtained from recent or on-going projects of similar process type and geography. A small amount of the process equipment installation costs, for example tanks, were based on preliminary definitions by weight of plate works per tonne.

21.1.1.11	Electrical

Electrical material take-offs were prepared by Aker Solutions electrical engineers based on preliminary design single line diagrams.

21.1.1.12	Instrumentation

The material take-offs for instruments and control valves were factored by mechanical process equipment.

21.1.1.13	Piping

Piping material take-offs were based on preliminary layout sketches. Material take–offs are net quantities.

Long run piping, such as the fresh water supply and concentrate pipeline have been estimated from first principles, no geotechnical or geomorphological evaluation has been undertaken in the PFS to confirm the selected pipe runs.

21.1.1.14	Construction Labour Cost

●	Labour Rates

The source for craft base wages was Chilean construction contractors and historical data from Aker Solutions offices in Santiago, Chile. The crew composition was prepared based on Chilean practices for similar projects.

For the estimate, a shift rotation of 14 days on site working twelve hours per day, then 7 days off was used. The labour rates are “all-in” rates and are expressed in U.S. Dollars.

●	Unit Man-hours and Productivity

Unit man-hours used for the estimate are from recent Aker Solutions projects in Chile. Site specific conditions considered for productivity includes, but are not limited to: altitude, weather, skills availability, camp distance and construction equipment usage

The construction equipment usage costs for the Caspiche Project includes fuel and maintenance. The equipment usage costs exclude equipment operators. The costs for equipment operators are incorporated into the unit man-hour rate of the work performed. Unit man-hours rates are based on Aker Solutions historical data for the region.

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21.1.1.15	Engineering, Procurement, and Construction Management (EPCM)

●	Engineering

Engineering includes Feasibility, Basic and Detail engineering, drawing production, document control and all other activities required to complete the detailed engineering necessary to finish the project. Home office engineering services include project management, engineering, cost engineering and scheduling, estimating support, accounting and construction contract planning.

●	Procurement

Procurement includes purchasing from local Chilean as well as off-shore sources.  Procurement responsibilities include: purchasing enquiries; negotiating terms and conditions; placing purchase orders; providing logistics and traffic control; expediting equipment and materials; inspecting purchased equipment and materials.

●	Construction Management

The estimate for construction management was developed based on the construction master plan and preliminary construction execution plan. Construction management costs were estimated using a preliminary and basic construction management organization chart. The estimate also includes field expenses for construction management personnel. Field expenses include travel, relocation, and the cost to return home.

●	Temporary Construction Facilities

Temporary construction facilities and infrastructure are included in the estimate as an indirect cost. The type and size of the construction facilities have been identified in accordance with the preliminary construction execution plan. Construction facilities and infrastructure costs have been estimated by using factorized cost based in Aker Solutions historical data and combined with the preliminary execution plan.

●	Temporary Site Utilities

Temporary site utilities are included in the estimate as an indirect cost.

●	Catering and Lodging

Catering and lodging for direct activities were included in the labour cost. Catering and lodging costs for indirect personnel were estimated based on manpower projections during the construction phase of the project. Catering and lodging costs include daily meals and lodging for construction personnel. Costs for catering and lodging were developed from historical data for the region

●	Vendor Representatives

The Vendor cost was factored by the cost of process equipment supply.

●	Start-up Spares

The cost for start-up spares are entered as a single line item in the indirect costs as a factored cost from the process equipment cost.

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●	Capital Spares

The cost for capital spares are entered as a single line item in the indirect costs as a factored cost from the process equipment cost.

●	Inventory

The capital estimate recognises the need for the inventory of high volume consumables such as steel balls, cyanide and others, this is addressed as working capital.

●	Start-up Assistance and Pre-Commissioning

Start-up assistance and pre-commissioning costs have been included in the indirect costs. Start-up and pre-commissioning costs include craft labour support, field engineering, and supervision. Costs for these activities were defined as a factor of cost of process equipment.

●	First Fill

First fill consists of supplying chemicals and lubricants for the plant and process equipment, which are required for process plant start-up. The first fill cost was factored by cost of process equipment supply.

●	Third Party Engineering Services

Third party engineering services include specialized engineering, testing, and inspection services. These items are included in the indirect portion of the estimate. Costs for third part engineering services were defined by Aker Solutions using historical databases or benchmarking.

●	Freight Cost

The freight cost includes inland freight, port handling, forwarding fee, ocean freight, duties and local freight. Cost for the contract is included in the indirect costs. The freight cost was factored by cost of material and process equipment supply both local and foreign.

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21.1.1.16	Owners cost.

Owners cost of MUS$ 150 is included in the capital estimate and was supplied by Exeter. The estimate for owners cost includes such items as:

Item	Estimate (M$US)
Project Management On/Off Site	14
Legal and Permitting	8
Public Relations	3
Spares and Inventory	WC
Hydrology studies – pit, stockpiles, dams	0.5
Geotechnical studies – pit, stockpiles, dams	0.5
Environmental studies	4
Operations crew training	2
Condemnation drilling – all surface disturbance	5
Owners commissioning team	3
Community development contributions	3
General access road upgrade contribution	4
Water and land option conversions	79
Water supply development/permitting	15
Metallurgical testwork & Flotation/Roaster/POX pilot plant	4
Water treatment plant	5
TOTAL	150

21.1.1.17	Contingency

The contingency is an amount added to an estimate to allow for unforeseen events, conditions, or occurrences that experience indicates will likely happen during a project. Typically, the amount of contingency applied to a project is determined by statistical analysis or judgment based on experience from similar projects. Statistical analysis was used in the estimate to calculate contingency using the software @Risk Version 4™. @Risk Version 4™ is software that uses the Monte Carlo method to simulate probable project cost outcomes. The following events were excluded from contingency analysis:

●	Scope change

●	Substantial design change

●	Force majeure events

●	Acts of war

●	Labour conflicts

●	Change in execution plan

●	Insurance deductibles

●	Escalation

●	Currency effects

Project No.: C-580 January, 2012	Page 336 - 378

●	Change in mechanical soil conditions

21.1.1.18	Exchange Rates

The exchange rates used in the estimate are:

Table 21.5:    Exchange Rates. Source: Banco Central de Chile

CURRENCY	(A)	(A)/USD	USD/(A)
Australian Dollar	AUD	1.0670	0.93721
Chilean Peso	CLP	483.65	0.00207
Chinese Yuan	CNY	6.4633	0.15472
Euro	EUR	0.6933	1.44238
Japanese Yen	JPY	80.89	0.01236
USA Dollar base	USD	1.00	1.00

21.1.1.19	Taxes

All taxes are excluded from the estimate. Exclusions include sales tax, business taxes and VAT.

21.1.1.20	Insurance

The insurance required by construction and services contractors is included in the contractor costs. The general insurance strategy for the installations and “umbrella” type cover by the owner, in agreement to the project definitions, are considered as “Owner Costs” and are excluded from this CAPEX Estimate. The insurance of services and EPCM contactor are included in the services costs.

21.1.1.21	Escalation

Escalation for labour, process and construction equipment, and material is excluded from the estimate.

21.1.1.22	Exclusions

The following items are excluded from the definitive estimate:

●	Force majeure events

●	Owner’s contingency

●	Escalation

●	Working capital

●	Licenses and royalties

●	Finance cost

Project No.: C-580 January, 2012	Page 377 - 378

●	Taxes

●	Exchange rate fluctuation

●	Construction utilities (purchased water & power)

●	Operating manuals

21.2	Deferred and Sustainable Capital Cost

During the life of the project there will be a requirement for further capital expenditure. This may take the form of additional mining fleet as required, capital spares and equipment and further purchase of conveyors and crusher stations for the IPCC amongst others. Sustainable capital estimates for each option evaluated are as per Table 21.6.

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Table 21.6:    Sustainable Capital Estimates

	Year	Super Pit	Hybrid	Full U'G
		US$	US$	US$
Initial Capital	-1	4,799,757,365	3,991,260,220	4,342,658,613
Sustaining Capital	1	393,809,910	103,319,311	97,313,952
	2	157,342,000	47,932,609	32,359,154
	3	6,529,112	40,635,373	19,913,249
	4	6,567,593	34,044,925	17,311,412
	5	41,035,489	72,298,820	21,992,698
	6	1,478,859	88,997,970	37,836,682
	7	298,600	254,451,206	41,635,121
	8	44,243,072	146,896,009	66,206,927
	9	4,834,067	94,235,840	46,798,996
	10	6,449,319	88,435,130	71,253,672
	11	25,029,979	49,557,200	38,727,629
	12	118,910,021	20,077,273	25,105,849
	13	3,929,252	20,026,121	65,417,219
	14	34,733,247	14,764,565	13,568,503
	15	805,210	10,256,575	1,105,000
	16		15,276,065	4,969,866
	17		10,810,825	15,660,493
	18		325,000	9,700,254
	19		975,000	650,000
Total Investment		5,645,753,095	5,104,576,037	4,970,185,289

Project No.: C-580 January, 2012	Page 339 - 378

21.3	Operating Cost Estimate

21.3.1	Mine Operating Cost

Open Pit

The open pit mine area direct costs include all mine operations to feed material to the primary crusher. All costs associated with the operation and maintenance of the mine are also included. Blasting operations have been assumed to be carried out by contractors and a full Maintenance and Repair Contract (MARC) is assumed for the first 3 years of operation.

Indirect costs such as training, material and office supplies were estimated and are included in the mine operating costs. Food, catering, camp, transport, recreation, safety supplies and work clothes are included in General and Administration costs.

The mine operating cost estimate incorporates costs for operations and maintenance labour, staff, and operating and maintenance supplies for each year. Operating and maintenance supplies are based on Chilean supply and include an allowance for freight and delivery to the Caspiche site. Taxes are not included. Consumables were calculated from expected use, unit consumptions, and allowances for minor items. Mine operating costs are expressed in USD/tonne of total material movement.

(a)           Operating Labour

Item 16 presents the organizational structure and total mine labour requirements for the operation. Manpower cost was calculated using this data and consideration of Chilean high-altitudes mine pay scales.

(b)           Parts and Consumables

Consumables and wear parts unit prices were obtained from suppliers and manufacturers or from NCL’s database for other Chilean mining projects and were used in the development of project operating costs.

The fuel price used is 0.70 US$/L and corresponds to a projected price of 70 US$/barrel F.O.B. Gulf Coast Waterborne and transformed to USD/L applying refining charges, market margin, sea and internal freight, duties and applicable supplier factors. The power cost used is 117 US$/MWH.

Main mine equipment consumptions were based on comparable projects and other similar operations in Chile.

(c)           Overhead Costs

Overhead costs covering items such as assaying, ore control, blasting studies, geotechnical studies and programs, and miscellaneous items such as office supplies, light vehicles, photos, and maps are considered and are based on other similar Chilean mining operations.

(d)           Summary of Open Pit Mine Operating Costs

The open pit mining unit cost results are shown in Table 21.7.

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Table 21.7:    Total Unit Operating Costs (US$/t)

Item	Super Pit Option	Hybrid Option	Leachable Pit
Loading	0.155	0.181	0.215
Hauling	0.599	0.701	0.472
Drilling	0.109	0.101	0.106
Blasting	0.120	0.130	0.178
Ancillary	0.086	0.129	0.154
Support	0.015	0.039	0.108
Eng. & Adm	0.040	0.071	0.211
Pit Dewatering	0.001	0.001	0.001
IPCC/EPCC	0.177	0.136	-----
TOTAL OPERATING COSTS	1.302	1.490	1.446

Underground

Preparation costs included in the operating costs were estimated using the unit costs shown in Section 21.1 and the total area developed per year presented in the following tables.

Pre-production period cost is considered as capital cost. The capital cost estimate for preproduction capital assumes all initial mine development is completed by contractors.

Hourly costs for the underground mine equipment were estimated using first principles.

Table 21.8:     Selected Equipment Hourly Cost Estimate

Item	Hourly Cost Estimate ($US/h)
LHD 10yd3	124.14
80 t truck	144.83
Pickhammer	80.85
Reduction Jumbo	71.93

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Mine Operating Costs Summary

Table 21.9 summarizes the operating costs for each option. It should be noted that the Super Pit and the Hybrid Cases require 3 years of pre-production and the Full Underground needs 10 years of development before delivering ore to the plant, development includes further geomechanical studies, underground drill out and explorations declines amongst others. The heap leach open pit cost for the Full Underground option have been developed by NCL.

Table 21.9:    Total Unit Operating Costs Underground Option (US$/t)

Item	Hybrid Option	Full UG Option
Extraction (LHD)	0,353	0,501
Secondary Reduction	0,200	0,200
Pickhammer	0,135	0,135
Orepass	0,150	0,150
Truck Hauling	0,261	0,176
Services	0,661	0,658
Levels Maint and Repair	0,250	0,250
Labor	2,157	2,198
Others	1,250	1,281
Mine Preparation	1.948	1,795
TOTAL OPERATING COSTS	7.366	7,344

21.3.2	Process Plant Operating Cost Estimate

21.3.2.1	Basis Estimate

The major Opex considerations for the 3 options evaluated were defined within the battery limits of the project.

These battery limits are:

●	Upstream: mine operation.

●
Downstream: production of copper cathodes and bullion doré. Aker design is limited to the production of calcine copper concentrate and doré, however the operating cost estimate includes all off site costs associated with production of final product.

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21.3.2.2	Labour

The labour estimate does not consider senior executives (General Manager and others) who are included in G&A. The estimate for labour necessary in the concentrator plant was estimated as per Table 21.10:

Table 21.10:    Labour for concentrator plant

Area	People
Administration / Supervisors	1
Sulphides Crushing	28
Grinding	37
Flotation	41
Concentrate Handling	27
Tailings Handling	23
Cleaner - Scavenger Tailings Treatment	29
Roasting	56
Scorodite Treatment and Disposal	8

This labour structure was used for the OPEX estimate for all three options. Labour rates for similar Chilean operations were considered.

Labour rates include salaries, vacations, social laws and insurance. Labour rates do not include personnel safety protection, transport, camps, catering and other expenses necessary to maintain operations personnel, all of which are included in G&A.

21.3.2.3	Energy

Energy consumption was estimated based on the power used by the equipment. The energy rate considered is 117 US$/MWh, this value considers a contract for build, own and operate supply; energy consumption was estimated yearly.

21.3.2.4	Maintenance

Maintenance costs for the crushing and ADR plant have been estimated as 7 % of the direct cost of the equipment, except for the pumping and pipe transport systems. In those cases 40 % of the energy cost was considered for water and clean solutions system transport and 60 % of the energy cost for slurry pumping systems.

21.3.2.5	Contracts

The pre-feasibility study considered the following main contracts:

●	Mobile equipment for crushing area.

●	Wall construction for tailings dam. The Super Pit considered rock wall dam, and the Hybrid and Full Underground options a sand wall was considered.

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21.3.2.6	Reagents and supplies

The reagents and supplies consumptions and prices considered for the Caspiche project were based on quotations or Aker Solutions’ recent database of costs. Consumptions were based on testwork considerations or similar projects.

21.3.2.7	General and Administration costs (G&A)

G&A for this project was estimated as 7 % of the total plant treatment cost, this includes overhead.

This value considers the administrative costs of the process plant, laboratories and warehouse. It also includes contracts for services such as office and industrial cleaning and others that may be required.

The overhead for the project has been estimated as 5 % of the total value.

21.3.2.8	Contingencies

Contingences for this project at the current engineering level were estimated as 5 % of the total value. The contingency considers areas which have not yet been defined.

21.3.2.9	Heap leach costs estimates

The oxide heap leachable portion of the deposit was estimated considering operating cost basis for the Stand Alone Oxides Plant, 5 year Two Stage Crushing Prefeasibility Study completed by Aker Solutions, and published on SEDAR on June 8th 2011. In addition to the oxide portion a further heap leachable material, the MacNeill zone, has been identified. This material will use the same infrastructure as the oxide heap leach but the process route will be modified to include interlift liners, additional crusher capacity and a SART plant to recover cyanide and copper from the pregnant solution. Operating costs for the MacNeill material have been calculated on this operational basis.

21.3.2.10	Operating Cost Summary

Operating costs estimated for each case are shown in Figure 21.1, Figure 21.2 and Figure 21.3:

Project No.: C-580 January, 2012	Page 344 - 378

Figure 21.1:    Super Pit Operating Cost Summary

Figure 21.2:     Hybrid Operating Cost Summary

Project No.: C-580 January, 2012	Page 345- 378

Figure 21.3:    Full Underground Operating Cost Summary

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21.3.2.11  Cost per tonne of ore

A summary for total unit cost is shown in the Table 21.11. Total operating costs per tonne of ore for each option are shown in Figure 21.4 to Figure 21.6:

Table 21.11:    Process Unit Cost Summary

AREA	UNIT	COST
		Super Pit	Hybrid	Full U'G
TOTAL SULPHIDES COST	US$/t ore	10.4	9.9	10.2
Mine	US$/t ore	4.9	4.2	5.8
Concentrator Process Cost	US$/t ore	4.4	4.6	3.7
CONCENTRATOR	US$/t ore	3.5	3.6	2.9
CRUSHING	US$/t ore	0.1	0.2	0.3
GRINDING	US$/t ore	2.4	2.2	1.8
FLOTATION	US$/t ore	0.5	0.3	0.3
CONCENTRATE HANDLING	US$/t ore	0.0	0.1	0.1
TAILINGS HANDLING	US$/t ore	0.2	0.4	0.4
SCAVENGER TAILS TREATMENT	US$/t ore	0.2	0.5	0.2
ROASTING PLANT	US$/t ore	0.2	0.3	0.3
AS TREATMENT AND DISPOSAL	US$/t ore	0.4	0.6	0.3
WATER SUPPLY	US$/t ore	0.3	0.1	0.2
Sulphides G&A	US$/t ore	0.6	0.6	0.6
Contingencies	US$/t ore	0.5	0.5	0.5

TOTAL HEAP LEACH COST	US$/t ore	0.68	0.80	1.11
Process Cost	US$/t ore	0.58	0.69	0.96
Heap Leach G&A	US$/t ore	0.06	0.07	0.10
Contingencies	US$/t ore	0.03	0.04	0.05

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Figure 21.4:    Super Pit Operating Cost per Tonne of Ore

Figure 21.5:     Hybrid Operating Cost per Tonne of Ore

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Figure 21.6:    Full Underground Operating Cost per Tonne of Ore

21.3.2.12	Cost per ounce of gold equivalent

Cost per ounce of equivalent gold for each option are shown in Figure 21.7 to Figure 21.9. Gold equivalent operating costs were calculated by dividing total metals revenue by the gold price per ounce used in each year.

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Figure 21.7:    Super Pit: Cost per ounce of gold equivalent

Figure 21.8:    Hybrid: Cost per ounce of gold equivalent

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Figure 21.9:    Full Underground: Cost per ounce of gold equivalent

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22.0	ECONOMIC ANALYSIS

The economic analysis is based on the estimated CAPEX and OPEX and revenue calculated thereof. The CAPEX and OPEX were developed as noted in Item 21. This section illustrates the projects revenues and associated economic analysis. Cash flow and economic analyses were performed from effective date that equipment was on the project site.

The economic analysis excludes taxes but includes Anglo American royalty of 3%. Sensitivities based on commodity price, metals recovery, operating cost and capital expenditure variation are highlighted in Figure 22.4 to Figure 22.6 and the results discussed in section 22.3.

The economic evaluations completed for this section indicate that the Super Pit is the preferred option to be developed to Feasibility Study level.

22.1	Production and Revenue

Total payable metal production for the options evaluated is summarized in Table 22.1:

Table 22.1:    Payable Metal Production

METALS PAYABLE PRODUCTION
Item	Unit	Super Pit	Hybrid	Full Underground
Copper Production	Mlb	4,003	3,267	2,331
Gold Production	koz	12,983	10,795	7,727
Silver Production	koz	14,736	11,968	8,360

The revenue associated with these payable metal productions is presented in Table 22.2. The revenue was calculated using the following metal prices:

●	Au	1,430 US$/oz Years 1 – 47 1,200 US$/oz remaining LoM

●	Cu	2.75 US$/lb LoM

●	Ag	31.2 US$/oz Years 1 - 4 22.5 US$/oz remaining LoM

 15 Yrs 1- 4 used for precious metals prices are from heap leach start up. As such in the case of the Super Pit and Hybrid option these metal prices are used for the first 4 years of heap leach production and the first 2 years of concentrator production. In the case of the Full Underground option these metals prices are used for heap leach production only.

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Table 22.2:    Revenue

REVENUE (MUS$)
Item	Super Pit	Hybrid	Full Underground
Copper Revenue	11,009	8,985	6,411
Gold Revenue	16,051	13,332	9,520
Silver Revenue	358	292	203
Total Revenue	27,419	22,609	16,134

22.2	Economic Analysis

The economic evaluation was developed for all options considering Net Present Value discounted at 5% (NPV5) and illustrates Internal Rate of Return (IRR) and Payback Period.

A summary of these indicators for all options is presented in Table 22.3:

Table 22.3:    Economic Evaluation

ECONOMIC EVALUATION – INDICATORS
Indicator	Unit	Super Pit	Hybrid	Full Underground
NPV@5	MUS$	2,800	2,142	375
IRR	%	11.5	10.4	7.3
PAYBACK(*)	Years	9.9	11.2	16.2
(*) from initial investment

The cash flows for each option are presented in Figure 22.1 to Figure 22.3.

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Figure 22.1:    Cash Flow – Super Pit

Figure 22.2:    Cash Flow – Hybrid

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Figure 22.3:    Cash Flow – Full Underground

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A sensitivity analysis for NPV5 was completed for all options considering metals recoveries and prices and variations in the CAPEX and OPEX. This sensitivity analysis is summarized in Figure 22.4, Figure 22.5 and Figure 22.6 as follows:

Figure 22.4:    Super Pit: NPV5 Sensitivity Analysis

Figure 22.5:    Hybrid: NPV5 Sensitivity Analysis

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Figure 22.6:    Full Underground: NPV5 Sensitivity Analysis

A sensitivity analysis for NPV=0 was completed for all options considering metals recoveries and prices and variations in the CAPEX and OPEX. This sensitivity analysis is summarized in Table 22.4. NPV = 0 is effectively breakeven for the project. Table 22.4 illustrates the metal values where breakeven occurs and highlights the robustness of the Caspiche Project.

Table 22.4:    Sensitivity Analysis For NPV=0

INDICATORS FOR NVP = 0
Item	Super Pit	Hybrid	Full Underground
Price Copper	1.52	1.49	2.24
Price Gold (Years 1 - 4)	1,024	1,034	1,297
Price Gold (Remaining LoM)	859	868	1,089

A sensitivity analysis for Cu price of 3.54 US$/lb (December 7th, 2011) was completed for all options. This sensitivity analysis is summarized in Table 22.5.

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Table 22.5:    Cu Current Market Price

ECONOMIC EVALUATION - INDICATORS FOR Cu = 3.54 US$/lb
Indicator	Unit	Super Pit	Hybrid	Full Underground
NPV@5	MUS$	4,605	3,490	961
IRR	%	14.8	13.2	10.8
PAYBACK(*)	Years	8.6	9.9	15.0

A sensitivity analysis for Au price of 1,731 US$/oz (December 7th, 2011) was completed for all options. This sensitivity analysis is summarized in Table 22.4.

Table 22.6:    Au Current Market Price

ECONOMIC EVALUATION - INDICATORS FOR Au = 1,731 US$/oz
Indicator	Unit	Super Pit	Hybrid	Full Underground
NPV@5	MUS$	6,598	5,116	1,858
IRR	%	18.7	16.8	79.6
PAYBACK(*)	Years	7.3	7.8	11.6

22.3	Conclusions from the Economic Analysis

The NPV5, IRR and payback period indicate the following:

●	The Super Pit option provides the most favourable economic return followed by the Hybrid and then the Full Underground.

●	Payback period is shortest for the Super Pit case due to economies of scale due to higher tonnage rate and the lower cost for the heap leach process.

●	The Super Pit option provides the highest revenue due to the largest reserve exploitation of the options studied.

●
The Full underground case is prejudiced against due to long development time. This is somewhat mitigated by early cash flow from the stand alone heap leach operation during underground mine development.

The sensitivity analyses indicate:

●	Super Pit sensitivity analysis indicates that it is most sensitive to gold recovery ahead of operating costs and then copper recovery.

-	Metals fluctuation impact is expected. Opex sensitivity is largely due to the high volume of waste material to be moved which increases sensitivity impacts.

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●	Hybrid Option sensitivity analysis indicates that it is most sensitive to gold price followed by Opex and then Capex.

-	Capex impact is due to the long lead time to develop the underground mine operation and the smaller benefits associated with the EPCC system.

●	Full Underground sensitivity analysis indicates the greatest impact in gold price followed by Capex and Opex. Capex impact is greater due to long underground development timeoperation.

●
The sensitivity analysis shows maximum variation of NPV5 for Super Pit is MUS$ 1,841 and for Hybrid is MUS$ 1,382. The difference for Super Pit is higher because it has a shorter mine life than the Hybrid and at the same time processes more ore.

Based on the above, the Super Pit option is that which is recommended for development to feasibility Study level. The key reserve and mining parameters used to reach this conclusion are as per Table 22.7.

Table 22.7:    Key Reserve and Mining Parameters

Reserves	Mt	Au g/t	Ag g/t	Cu %
Oxide Ore	124	0.38	1.62	<0.01
MacNeill Ore	78	0.51	1.05	0.07
Sulphide Ore	889	0.58	1.13	0.24

Contained Metal	Cu Mt	Au Moz	Ag Moz	Eq Au Moz
	2.1	19.3	41.5	30.1

Mine Schedule	LOM Yr	Oxide Process kt/d	MacNeill Process kt/d	Open Pit Feed kt/d
	19	72	33	150
	Max. Open Pit Mvment. kt/d	Avg. Open Pit Mvment. kt/d
	909	655

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23.0	ADJACENT PROPERTIES

There is no property immediately adjacent to the Caspiche project that is at the same state of development as the Caspiche Porphyry deposit.

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24.0	Other Relevant Data and Information

24.1	Project Execution

A Level 1 schedule has been developed for the execution of the three project options. The Summary Project Master Schedules are shown in Figure 24.1 to 24.3.

Figure 24.1:    Super Pit Project Master Schedule

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Figure 24.2:    Hybrid Project Master Schedule

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Figure 24.3:    Full Underground Project Master Schedule

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24.1.3	Early Construction Activities

In order to comply with the project schedule critical early activities must be completed, before the principal construction required on site. These include earthworks, storage and waste handling, provision of services and buildings and will commence during the project basic or detail engineering phase but should be considered during all development phase timelines. Prior to starting any site work the global environmental licence must be awarded and the relevant sectorial permits must be approved.

In order to complete these anticipated items it will be necessary to develop as much detail engineering as possible. It will also be necessary to proceed with the following pre-approval activities:

●	Procurement process for critical equipment for mine development and heap leach ore treatment, so purchase orders can be placed immediately after project approval.

●	Bid and evaluation process for the selection of the EPCM contractor.

●	Negotiations and agreements with landowners in areas where facilities are required for the project but where the land does not belong to Exeter.

24.1.2	Critical Path

The critical path for the project runs through the environmental permitting, the main access road construction, the supply of temporary facilities and mine pre-stripping activities.

Trade-off studies may be required prior to the Feasibility Study to confirm the Super Pit is still the preferred option and to incorporate all subsequent testwork competed. Based on the Super Pit option the estimated project development time is:

●	Super Pit Alternative: 57 months with 95% construction completion achieved in 54 months. Overall project execution is estimated as being 63 months

24.1.3	Contracting Strategy

24.1.3.1	Introduction

On completion of feasibility study the company will review the various contracting options for the project. This section discusses options for contracting the engineering, procurement, contracts, project controls, construction management, construction and commissioning services for the implementation of the Caspiche project.

It is expected that the EPCM contractor will be based in Chile and will have relevant EPCM experience within the region. However there will be areas where it is advantageous to Exeter to award EP or EPC contracts, particularly when considering large capital equipment items.

24.1.3.2	Engineering, Procurement and Construction Management

EPCM has been the predominant form of contracting mining project implementation services in Chile over the last 20 years. Some of the services will be carried out by the owner but the majority of the work will be executed by the EPCM contractor and its sub-contractors or

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partners. Consequently, the execution plan is based on one EPCM contractor executing the scope of services for the entire project.

24.1.4	Engineering

Detailed engineering will be carried out by the EPCM contractor.

The basis for the detail design will be the feasibility study and the drawings and documents prepared. At the start of the detail design stage the design basis will be confirmed.

24.1.5	Procurement

The EPCM contractor’s Procurement Manager will be responsible for the overall management of procurement activities in home office and field. The EPCM contractor’s Procurement Manager will be responsible for developing the Project Procurement Plan which identifies the schedule for procurement, expediting requirements, shipping logistics and other important issues.

24.1.6	Construction Execution Plan

24.1.6.1	Organization and Construction Manpower

This execution plan has been developed taking into account the specific requirements for construction of the Caspiche project. The number and distribution of project staff for Exeter and the EPCM contractor and for construction contractors have been estimated. The Super Pit option will be constructed in one phase.

It is assumed that construction labour will work 200 hours per month. The peak staff will be reached in Q3 of 2013 and is estimated at 5,244 people on site. Site personnel will work 21 days on 7 off and it is estimated that approximately 25% of them will be accommodated in Copiapó or other satellite camps.

In the Hybrid option, the project will be constructed in two phases as described below:

Phase 1

Phase 1 has been defined as the start up of the heap leach and the processing of the PLS in an ADR and EW plant to produce metal doré from Year 1 (2013) to Year 2 (2014).

The treatment of ore by heap leach will continue for approximately 12 years

Phase 2

Phase 2 is the start up of the concentrator (crushing-grinding-flotation) to treat sulphides to produce concentrate which will be fed to a partial atmosphere roaster to remove arsenic within the concentrate and produce a commercially viable calcine concentrate followed by CIP leaching of the scavenger tails.

In the Full Underground option, the project will be constructed in two phases in a similar manner to the Hybrid option.

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The project will use a shift system according to the Chilean law for all personnel including Exeter EPCM contractor staff as well as direct and indirect construction and service contractors’ staff. The estimate used in this report is based on the following shift system:

24.1.6.2	Camp

The camp will be designed as an integrated construction and operations (permanent) camp and will be bid early in the project implementation phase on a design, supply and erect contract basis. The camp capacity will be defined by the peak of personnel at site. The construction of the camp will be phased to meet the accommodation requirements.

Power Generation, Clinic and Battery Limits for all phases have all been considered in the design and drawings by Aker.

24.1.6.3	Pre-Commissioning, Commissioning and Handover

The project objective is to complete the commissioning and start-up of the Caspiche project facilities on schedule, safely and within budget. Planning for commissioning activities will commence in parallel with detail design and constructability reviews. The required plant start-up sequence will define the construction schedule, contracting plan and strategies, engineering priorities, PO terms and schedules and design deliverable dates.

The EPCM Contractor will assign a commissioning team in conjunction with the construction team and Exeter’s operations personnel. The Commissioning Manager will finalize the detailed commissioning program. The participation of Exeter’s operating team is a key component of the overall commissioning plan. Their participation during wet commissioning will provide them with an opportunity to learn about process operations before performance testing and plant hand-over.

The commissioning period will start with the introduction of ore to the plant.

After commissioning the plant will go through a ramp-up period until it achieves full production capacity. Ramp-up to full production is scheduled to occur over a three month period.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Conclusions

●
No fatal flaws were identified during the course of the Caspiche Project prefeasibility study. All mine, plant and infrastructure design was based on conventional, proven equipment and techniques currently in day to day use in Chile and other countries.

●	The financial analysis indicated that all alternatives for the project had a net positive cash flow and an acceptable internal rate of return and could support the progression to mine development

●
At the metals prices used and based on the economic evaluations in item 22.2, the Super Pit option is the most attractive alternative. The use of in-pit crushing and conveying systems for the waste provide further upside benefits to the Super Pit option. As such the Super Pit option should be further developed to FS level.

●
The Super Pit option also provides the lowest risk alternative of the 3 options evaluated. There is no need for extensive underground evaluation as required for the Hybrid and Full Underground options.

●	Execution of this project type is well understood in Chile thus neither topography or altitude present excessive challenges

●
The topography around the project area is reasonably benign, thus there are no great haul road inclines outside of the pit area and the overall area allows easy incorporation of plant and infrastructure without major earthworks requirement.

●
The project economics derived in sections 21 and 22 show that the Super Pit option has robust economics under the metals prices used and a considerable metals price reduction prior to reaching project breakeven. This is shown in Table 25.1.

Table 25.1:    Project Break-even Analysis

INDICATORS FOR NVP = 0
Item	Super Pit	Hybrid	Full Underground
Price Copper	1.52	1.49	2.24
Price Gold (Years 1 - 4)	1,024	1,034	1,297
Price Gold (Remaining LoM)	859	868	1,089

●	Three mining options with their corresponding plants were evaluated:

-
An open pit option, designated ‘Super Pit case’ extracting an average of 150,000 t/d sulphide ore over a project life of 19 years. A heap leach facility will also operate in parallel with the sulphide concentrator for the first 9 years, processing a maximum of 72,000 t/d heap leach ore.

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-
A combined open pit and underground option, designated ‘Hybrid’, extracting an average of 95,000 t/d sulphide ore over a project life of 24 years. A heap leach facility will also operate in parallel with the sulphide concentrator for the first 9 years operation, processing a maximum of 72,000 t/d heap leach ore.

-
 An underground option, designated ‘Full Underground’, extracting an average of 90,000 t/d sulphide ore for 22 years from year 9 of the project A heap leach facility will also operate in parallel with the sulphide concentrator for approximately the first 9 years operation, processing a maximum of 72,000 t/d heap leach ore.

-	Oxide and leachable MacNeill production was largely the same for each of the sulphide options considered in the study.

●	Proven and Probable Reserves for the three options were established and are summarized in Table 25.2, 25.3 and 25.4.:

Table 25.2:    Super Pit – Proven and Probable Reserves (Carlos Guzman, CChM, October 2011)

Option	Super Pit
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0,42	1,71	4	0,46	0,08	0,70	321	0,62	0,26	1,10	7,3	0,8	14,8
Probable	62	0,33	1,52	74	0,51	0,07	1,08	568	0,55	0,23	1,15	11,9	1,3	26,6
Total	124	0,38	1,62	78	0,51	0,07	1,05	889	0,58	0,24	1,13	19,3	2,1	41,5

Super Pit Reserves Notes:

1.
Mineral Reserves are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/lb, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties were also applied. Metallurgical recoveries for oxides were 78 % for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade,

2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit
4.	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle
5.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
7.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
8.	The life of mine strip ratio is 3.11

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Table 25.3:    Hybrid Case – Proven and Probable Reserves (Carlos Guzman, CChM, October 2011)

Option	Hybrid (Open Pit + Underground)
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	62	0,42	1,71	4	0,46	0,08	0,70	273	0,65	0,27	1,13	6,6	0,7	13,4
Probable	62	0,33	1,52	65	0,51	0,07	1,07	387	0,62	0,25	1,21	9,4	1,0	20,4
Total	124	0,38	1,62	70	0,50	0,07	1,05	660	0,63	0,26	1,18	16,0	1,7	33,8

Hybrid Case Reserves Notes:

1.
Mineral Reserves for the open pit are defined within a mine plan with pit phase designs guided by Lerchs-Grossman (LG) pit. The LG shell generation was performed on Measured and Indicated materials only, using a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/oz, a base mining cost of 1.00 US$/t with incremental of 0.025 US$/t per 15 m bench below the pit exit and 0.015 US$/t per 15 m bench above the pit exit. Processing and treatment costs used were 3.40 US$/t of ore and 6 US$/oz of gold and 0.4 US$/oz of silver for oxides, 5.31 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for MacNeill and 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver for sulphides. Royalties were also applied. Metallurgical recoveries for oxides were 78% for gold and 34 % for silver. Metallurgical recoveries for MacNeill were 55 % for gold in the upper layers and 30 % in the lower layers and 20 % for silver. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery for sulphides was a function of the head grade.

2.	Recoveries are based on a targeted 25 % copper concentrate grade
3.	Sulphide and oxide ore reserves are reported at 0.00 US$/t profit
4.	Leachable MacNeill ore reserves are reported at 0.49 US$/t profit after cost of rehandle
5.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
6.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
7.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces
8.	The life of mine strip ratio is 1.47

Table 25.4:    Full Underground Case Case – Proven and Probable Reserves (Carlos Guzman, CChM, October 2011)

Option	Full Underground
	Oxide Ore			MacNeill Ore				Sulphide Ore				Contained Metal (millions)
	Mt	Au g/t	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Mt	Au g/t	Cu %	Ag g/t	Au oz	Cu t	Ag oz
Proven	57	0,43	1,69	7	0,47	0,11	0,82	158	0,72	0,31	1,22	4,5	0,5	9,5
Probable	55	0,34	1,44	67	0,56	0,11	1,16	243	0,67	0,29	1,30	7,0	0,7	15,1
Total	112	0,39	1,57	74	0,55	0,11	1,12	400	0,69	0,30	1,27	11,6	1,2	24,6

Underground Reserves Notes:

1.
Mineral reserves for the block cave in the underground mine were defined using the Laubscher dilution model, considering a 60 % Dilution Entry Point and a maximum ore column height of 500 m. The grade of the waste and inferred material was assumed as zero. Only sulphides material was considered as economical. The economic parameters used for the determination of reserves were a gold price of 1,150 US$/oz, a silver price of 20 US$/oz and a copper price of 2.5 US$/oz, an average mining cost of 7.0 US$/t. Processing and treatment costs used were 7.04 US$/t and 6 US$/oz of gold and 0.4 US$/oz of silver. Royalties were also applied. Silver metallurgical recovery for sulphides was 50%. Copper and gold metallurgical recovery was a function of the head grade.

2.	Recoveries are based on a targeted 25 % copper concentrate grade

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3.	Dilution material considering waste and inferred resources was included as probable reserves
4.	Tonnages are rounded to the nearest 1,000 kt; grades are rounded to two decimal places.
5.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
6.	Tonnage and grade measurements are in metric units; contained gold and silver are in troy ounces

●	Total metal contained in the reserves for the three options was calculated and is summarized in Table 25.5:

Table 25.5:    Total Contained Metal

Option	Contained Metal (Oxide + MacNeill + Sulphide)

	Au (Moz)	Cu (Mt)	Ag (Moz)	Eq Au (Moz)
Super Pit	19.3	2.1	41.5	30.1
Hybrid	16.0	1.7	33.8	24.7
Full UG	11.6	1.2	24.6	17.8
Note: The metal prices used to estimate gold equivalent (Eq Au) were 1,150 US$/oz of gold, 20 US$/ oz of silver and 2.5 US$/lb of copper

●	Summaries of the Capital and Operating Costs estimated for the three options are as per Table 25.6 and 25.7.

Table 25.6:    Capital Cost Estimate

CAPEX / OPTION	Super Pit	Hybrid	Full Underground
Mine	945,227,824	784,709,025	983,319,716
Process plant	1,426,134,955	1,177,895,449	1,131,218,267
Infrastructure (including Power and Water supply & access)	419,852,678	432,702,291	436,867,733
Indirect (incl. G&A and Owners Cost)	870,184,179	745,112,334	770,248,136
Other	310,991,493	167,207,809	299,489,409
Contingency	827,366,227	683,633,302	721,515,343
Total	4,799,757,356	3,991,260,210	4,342,658,604

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Table 25.7:     Average operating costs ($/t ore processed) life of mine

AREA	UNIT	COST
		Super Pit	Hybrid	Full U'G
TOTAL SULPHIDES COST	US$/t ore	10.4	9.9	10.2
Mine	US$/t ore	4.9	4.2	5.8
Concentrator Process Cost	US$/t ore	4.4	4.6	3.7
CONCENTRATOR	US$/t ore	3.5	3.6	2.9
CRUSHING	US$/t ore	0.1	0.2	0.3
GRINDING	US$/t ore	2.4	2.2	1.8
FLOTATION	US$/t ore	0.5	0.3	0.3
CONCENTRATE HANDLING	US$/t ore	0.0	0.1	0.1
TAILINGS HANDLING	US$/t ore	0.2	0.4	0.4
SCAVENGER TAILS TREATMENT	US$/t ore	0.2	0.5	0.2
ROASTING PLANT	US$/t ore	0.2	0.3	0.3
AS TREATMENT AND DISPOSAL	US$/t ore	0.4	0.6	0.3
WATER SUPPLY	US$/t ore	0.3	0.1	0.2
Sulphides G&A	US$/t ore	0.6	0.6	0.6
Contingencies	US$/t ore	0.5	0.5	0.5

TOTAL HEAP LEACH COST	US$/t ore	0.68	0.80	1.11
Process Cost	US$/t ore	0.58	0.69	0.96
Heap Leach G&A	US$/t ore	0.06	0.07	0.10
Contingencies	US$/t ore	0.03	0.04	0.05

●
The capital and operating cost results were very much in line with those expected for a high altitude Chilean porphyry project of this type. Operating costs were generated from first principles and benchmarked against other operations. Capital costs were based on quotes for approximately 40 % of the equipment costs and Aker’s database information. Capital costs were also benchmarked against similar operations.

●
The rock and ore characteristics for Caspiche are generally mid-range for these styles of deposits. Rock mass characteristics are mostly good and comminution characteristics indicate the ore to be somewhat softer and less abrasive than other Chilean porphyries.

●	The mine plan is appropriate to the mineralization and adequately reflects the deposit type, dimensions and host rock characterization.

●	Additional metallurgical studies are needed prior to a construction decision to optimize recovery and equipment selection, on oxide, MacNeill and sulphide ores.

Project No.: C-580 January, 2012	Page 371 - 378

●
To advance the project to construction Exeter will require an approved environmental impact study, additional baseline studies required to support the impact study should be initiated as soon as possible.

●	Additional geotechnical and hydrological studies are required particularly to model surface water flows into the Vegas or seasonal creeks.

25.2	Opportunities

●	The project has further exploration potential in the areas around Caspiche and there is resource potential in Caspiche Epithermals.

●	Additional geotechnical evaluations may permit selective slope steepening of the open pit and the use of variable bench heights. Further mine fleet optimization is possible.

●	Ongoing testwork such as High Pressure Grinding Rolls; fine liberation of gold and copper may positively impact project operating costs.

●	There is a potential to share infrastructure development costs, such as access roads, power lines and water supplies, with other neighboring operations.

●	As indicated in item 22 the project economics are sensitive to metal prices. Conservative long term metals prices have been used in the project evaluation.

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26.0	RECOMMENDATIONS

26.1	General Project Recommendations

●
Before advancing to detailed feasibility study level all relevant testwork and other development updates should be applied once more to all three options studied to confirm that the criteria used in the selection of the Super Pit as the preferred option l are still valid.

●	Further options for the location of the concentrate treatment plant and subsequent product transport should be evaluated in trade-off studies prior to initiating detailed feasibility studies

●	Water supply studies, easement corridors and land acquisition negotiations should be advanced as these can be a time consuming processes

In more detail the recommendations pertaining to the mine and process plant are noted below.

26.2	Mining

●	A double bench 30 m configuration may improve mining economics.

●	A short-term analysis of the pre-stripping and first years of production to determine the variation of feed and identify operational problems should be completed.

●	Further studies to improve the geotechnical slope angle of the pit and the stability of the waste dump should be completed. This may allow selected pit wall steepening.

●	Analyse the potential benefit to use narrow phases in the Super Pit option for a better distribution and delaying of the waste movement per year.

●	The following studies would be necessary to develop underground engineering:

-	Exploration drift development to confirm rock characterization.
-	Hydrogeological studies.
-	Expand structural and geotechnical understanding of the deposit.

26.3	Process

●	Identify potentially leachable low grade ore which may extend heap leach operations.

●	A detailed leach pad sequential construction plan should be developed as part of the feasibility study.

●	Review the possibility of using a shorter initial leach cycle with higher lifts for the oxide ore thus accelerating early cash flow

●
Augment the metallurgical database with additional representative samples to ensure that the recovery and comminution processes selected are fully characterized. Use the database to begin construction of a geometallurgical model for development and later operational use.

Project No.: C-580 January, 2012	Page 373 - 378

●	Continue flotation optimisation testwork to maximise selective copper and gold recovery, especially in the rougher stages

●	Continue process and equipment testwork to develop the most efficient combination of processes to recover gold and copper from cleaner-scavenger tails.

●	Continue to review and optimise tailings dewatering technologies and strategies to maximise water recovery and in-situ bulk density.

●	Review and optimise equipment selection to use the most efficient high capacity equipment available as new prototypes become proven.

●
Use existing pilot plant products for additional vendor equipment testwork. If the products become unsuitable or unavailable, consider another pilot plant campaign ahead of the feasibility study or as part of it.

●	Economic evaluation considerations and inputs should be updated as ongoing metallurgical testwork results become available.

26.4	Feasibility Study

Assuming that the outcome of the PFS and cash flow model meets Exeter’s internal requirements to proceed, it is recommended that a definitive feasibility study (DFS) be completed to confirm the economics of the Super Pit project at a higher level of accuracy (±10-15%).

The project schedule is aggressive, see item 24.1, and is based on a decision to proceed to DFS in Q3, 2012, with completion of the study by the end of Q2 2013.

Significant new information needs to be developed in most areas, including:

●	Metallurgy: additional testwork to confirm process parameters used for equipment definition and design purposes; and to confirm or revise inputs to the mining and financial models.

●
Geotechnical: confirmation of assumptions made regarding rock strength, foundation conditions, slope stability, leach pad permeability, waste dump design, through further field investigations, laboratory testwork and data analysis.

●	Topography: detailed topographic information is required for specific installation designs and material take-offs at the required accuracy.

●	Geochemical definition of the PAG nature of waste rock, to support requirements for contact-water treatment plant, and with implications for closure activities.

●	Hydrogeological testing to confirm water flows and de-watering requirements for the open pit.

●
Engineering design and costing to required level of accuracy, including: development of PFDs, P&IDs, arrangement drawings and take-offs electrical, piping and structural design, major equipment specifications developed for budget pricing from suppliers,

Project No.: C-580 January, 2012	Page 374 - 378

identification of suitable local suppliers and contractors, to obtain budget prices and unit rates for minor equipment, civil works, materials and construction activities estimation of EPCM costs

●	Environmental: completion of the EIA, as a basis for permitting activities.

●	Community relations: continue the process of providing information to local communities, resolving potential issues as part of the design process.

●	Project implementation: more detailed discussions with Exeter concerning the approach to project design and construction.

26.4.1	Estimated Budget

Table 26.1 illustrates the key areas and costs that have been identified to complete the FS. As the project develops these costs will be refined and updated.

Table 26.1:    Key Areas and Costs

Task	Cost Estimate (MUS$)
Feasibility study	7
Additional mining studies	1
Condemnation drilling	5
EIA	4
Metallurgical test work	4
Water rights and evaluation	5
Geotechnical evaluation	0.5
Hydrological evaluation	0.5
Land acquisition / easement	3
Community Relations	1
Additional site studies – topography etc	1
Total	32

Project No.: C-580 January, 2012	Page 375 - 378

27.0	REFERENCES

Aker Solutions, Stand Alone Oxides Plant, Pre-feasibility Study, June 2011.
AKL Ltda., Nota Geotechnica No. NCL 2011-01, March 2011.
AMTEL Ltd., Deportment of Gold, Silver and Copper in Caspiche Flotation Tails. Report Nr 11/39, October 2011.
Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003, Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003, Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2005, CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005.

G & T Metallurgical Services Ltd., 2009a, Preliminary Assessment of the Caspiche Deposit, reference KM2311, unpublished report prepared for Exeter, March 2009.
G & T Metallurgical Services Ltd., 2009b, Further Process Development of the Caspiche Deposit, reference KM2403, unpublished report prepared for Exeter, September 2009.
G & T Metallurgical Services Ltd., 2009c, Further Metallurgical Assessment of the Caspiche Deposit, reference KM2487, unpublished report prepared for Exeter, December 2009.
G & T Metallurgical Services Ltd., 2010, Advanced Metallurgical Assessment of Ore Type Composites from the Caspiche Deposit, reference KM2555, unpublished report prepared for Exeter, June 2010.
Galaz, L. J., 2008, Descripción de Equipo, GPS O Navegadores Manuales, y Coordenadas IGM versus DIFROL, unpublished report prepared for Exeter, November, 2008.
Gonzalez, 2009, Caspiche Water and Power Benchmark Study, April 19, 2009, unpublished report prepared for Exeter Resource Corporation.
Hatch, Caspiche Water and Power Supply Benchmark Study. Report Nr H331616-0000-90-236-0001, April 2009.
Inversiones IAL Ambiental Limitada, Proyecto Studio de Linea Base, Proyecto Minero Caspiche, August 2010.
Inversiones IAL Ambiental Limitada, Environmental Considerations, EBS Caspiche Mining Project, June 2011.
Karzulovic & Asoc. Ltda, (AKL), Evaluación Geotécnica, Etapa Conceptual, Proyecto Caspiche, September 2010.
Knight Piésold Consulting, Tailings Dam Wall Engineered Face Pre-feasibility Design (Ref. No. SA202-00171/07), August 2011.

Project No.: C-580 January, 2012	Page 376 - 378

Marinho, R., 2011, Caspiche Project, Caspiche Mineral Resource Estimate Update, October 2011, M40011, Prepared by AMEC for Exeter Resource Corporation, October 2011.
McClelland Laboratories Inc., 2009, Report on Heap Leach Cyanidation Testing – Caspiche Oxide Ore Drill Core Composites, MLI Job No 3315, unpublished report prepared for Exeter, May 2009.
McClelland Laboratories Inc., Bottle Roll Tests - Caspiche MacNeill Zone Drill Cuttings Composites. MLI No. 3420, April 2010.
McClelland Laboratories Inc., Heap Leach Cyanidation Testing – Caspiche Drill Core Composites. MLI Job No. 3423, March 2011.
McClelland Laboratories, Report on Heap Leaching Cyanidation Testing – Caspiche Drill Core Composites, March 2, 2011.
McClelland Laboratories Inc., Heap Leach, Milling/Cyanidation and Flotation Testing – MacNeill Zone Drill Core Composites. MLI Job No. 3495, September 2011.
Mir, P., 2011, Sociedad Contractual Minera Eton Chile, 30 September 2011, unpublished letter to Exeter Resource Corporation from Bofill Mir Abogados.
NCL Ingeniería y Construcción S.A., Caspiche Gold Project, IPCC Scoping Study, June 2011
Outotec Germany, Partial Roasting of Caspiche Cu-Concentrate (Removing of As and Sb). Report Nr 11/PNV/09, March 2011.
Perkins, J., 2009, Exeter 2008 Metallurgical Testing, unpublished report prepared for Exeter Resource Corporation.
Richard H. Sillitoe, Geology and Potential of the Caspiche Porphyry Copper-Gold Prospect, Northern Chile, June 2008.
Richard H. Sillitoe, Updated Geological Model of the Caspiche Porphyry Gold-Copper Prospect, Northern Chile, May 2009.
Richard H. Sillitoe, Geological Model of the Caspiche Porphyry Copper-Gold Prospect, Northern Chile, February 2009.
Richard H. Sillitoe, Some New Geological Features and Peripheral Potential, Caspiche Porphyry Gold-Copper Deposit, Northern Chile, January 2010.
Richard H. Sillitoe, Some New Geological Features of the Caspiche Porphyry Gold-Copper Deposit, Northern Chile, July 2010.
Sandvik Mining and Construction (SMC); Caspiche Project, Pre - feasibility Study, October 2011.
Selmar International Services Ltda in Conjunction With Neil S. Seldon & Associates Ltd, Marketing Assumptions for the Pre-feasibility Study for the Caspiche Project in Northern Chile, August 2011.

Project No.: C-580 January, 2012	Page 377 - 378

SGA Limitada, 2007, Declaración de Impacto Ambiental, Proyecto Exploraciones Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 31 August 2007.

SGA Limitada, 2008, Declaración de Impacto Ambiental, Proyecto Ampliación Caspiche Central de Sociedad Contractual Minera Eton Chile, unpublished report prepared for Exeter Resource Corporation, 12 July 2008.

SGS Canada Inc., An investigation into Flotation Evaluation of Two Test Composites from the Caspiche Project, reference 12403-001, unpublished report prepared for Exeter, July 2010.
SGS Canada, A Pilot Plant Test Program on Material from the Caspiche Project. Project 12403-003, February 2011.
SGS Canada, Gold Extraction and Recovery of Copper and Cyanide From Leach Products From the Caspiche Pilot Plant Project. Project 12403-004, July 2011.
SGS Chile, Bond Abrasion Tests on three Mineral Samples. Final Report Project OL-4557 (in Spanish), June 2011.
SNC-Lavalin Australia, Caspiche Concentrate Treatment Conceptual Study. Document Nr 138510-0000-30RF-0002, January 2010.
Technip USA, Inc., Cost Estimate Copper Bearing Concentrate Roasting Plant and Sulphuric Acid Plant, June 2011.
Tolman, J.T. and Perkins, J., 2010, Caspiche Property, Region III, Chile NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 13 September 2010.
Tolman, J., Van Kerkvoort, G., and Perkins, J., 2008, Caspiche Project, February 9, 2009, Technical Report, Region III, Chile, Prepared for Exeter Resource Corporation, 9 February 2009.
Van Kerkvoort, G., Delendatti, G.L.A., and Perkins, J., 2008, Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, Prepared for Exeter Resource Corporation, 26 April 2008.
Vila, T., and Sillitoe, R., 1991 Gold Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260.
Wakefield, T. W., and Marinho, R., 2009a, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 27 March 2009.
Wakefield, T. W., and Marinho, R., 2009b, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 14 September 2009, Revised Date: 19 October 2009.
Wakefield, T. W., and Marinho, R., 2010, Caspiche Property, Region III, Chile, NI 43-101 Technical Report, Prepared for Exeter Resource Corporation, 12 March 2010.

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